07026775

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 1 8 2007
WASH, D.C.
182

Date 6/9/2007

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
SEP 2 6 2007 E
THOMSON
FINANCIAL

dlw 9/20

DYNO

Dyno Nobel

Dyno Nobel Step-up Preference Securities offer to raise up to A$250 million with an ability to accept oversubscriptions for up to A$50 million



MACQUARIE

CREDIT SUISSE

Replacement Product Disclosure Statement
This Replacement Product Disclosure Statement is dated 11 July 2007 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. The Replacement Product Disclosure Statement replaces the product disclosure statement lodged with ASIC on 2 July 2007 ("Original Product Disclosure Statement"). References to Product Disclosure Statement in this document are references to the Replacement Product Disclosure Statement. The offer contained in this Product Disclosure Statement is for an issue of Dyno Nobel SPS ("the Offer") by Permanent Investment Management Limited (ABN 45 003 278 831) as responsible entity of the Dyno Nobel SPS Trust (ARSN 126 167 459) ("Issuer").

You should read this Product Disclosure Statement in its entirety before deciding whether to participate in the Offer, and, in particular, you should consider the risk factors that could affect the performance of the Dyno Nobel SPS or Dyno Nobel, some of which are outlined in Section 6.

The information in this Product Disclosure Statement is not financial product advice and does not take into account your individual investment objectives, financial situation or needs. You should carefully consider the whole of this Product Disclosure Statement in light of your particular investment needs, objectives and financial situation (including your taxation situation). If, after reading this Product Disclosure Statement, you have any questions about the Offer, you should contact your stockbroker, solicitor, accountant or other professional adviser.

No cooling off rights apply to the issue of Dyno Nobel SPS. The Issuer will apply to the Australian Securities Exchange ("ASX") for the Dyno Nobel SPS Trust to be admitted to the Official List of ASX and for the Dyno Nobel SPS to be quoted on ASX as soon as practicable following the date of this Product Disclosure Statement and in any event within seven days of the date of this Product Disclosure Statement.

ASIC and ASX take no responsibility for the content of this Product Disclosure Statement or for the merits of the investment to which this Product Disclosure Statement relates.

Dyno Nobel SPS are not issued by Dyno Nobel
Dyno Nobel SPS are not an investment in, or a liability of, Dyno Nobel or any member of the Dyno Nobel Group and are subject to investment risk including possible non-payment and loss of income or capital invested. Neither Dyno Nobel nor any member of the Dyno Nobel Group in any way guarantees the capital value and/or performance of Dyno Nobel SPS or the assets of the Dyno Nobel SPS Trust or any particular rate of return. None of the obligations of the Issuer are guaranteed in any way by Dyno Nobel or any member of the Dyno Nobel Group.

Cover: A Dyno Nobel underground Engineer (in orange uniform) with a customer at Newcrest Mining's underground mine in Cracow, Queensland.

Foreign jurisdictions
The distribution of this Product Disclosure Statement in jurisdictions outside Australia may be restricted by law. If you come into possession of it outside Australia you should seek advice on such restrictions and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Product Disclosure Statement does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify Dyno Nobel SPS or to otherwise permit a public offering of Dyno Nobel SPS outside Australia. Dyno Nobel SPS may be offered in a jurisdiction outside Australia where such an offer is made in accordance with the laws of that jurisdiction.

Dyno Nobel SPS have not been, and will not be, registered under the United States Securities Act of 1933 ("Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, a US Person (as defined in Regulation S under the Securities Act), except in a transaction exempt from the registration requirements of the Securities Act and applicable United States state securities laws. Any offer, sale or resale of Dyno Nobel SPS in the United States by a dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act if made within 40 days of the Issue Date.

No representations other than in this Product Disclosure Statement
No person is authorised to give any information, or to make any representation, in connection with the Offer described in this Product Disclosure Statement that is not contained in this Product Disclosure Statement. Any information or representation that is not in this Product Disclosure Statement may not be relied on as having been authorised by the Issuer or any other person in connection with the Offer.

Future performance
Except as required by law, and only then to the extent so required, neither the Issuer nor any other person warrants or guarantees the future performance of Dyno Nobel SPS or any return on any investment made pursuant to this Product Disclosure Statement.

Product Disclosure Statement availability
Investors can obtain a copy of this Product Disclosure Statement during the period of the Offer on the Dyno Nobel website at www.dynonobel.com or by calling the Dyno Nobel SPS Information Line on 1800 502 497 (8.30am to 5.00pm AEST Monday to Friday). The Offer constituted by this Product Disclosure Statement in electronic form is only available to persons receiving this Product Disclosure Statement in electronic form in Australia. Persons who access the electronic version of this Product Disclosure Statement should ensure that they download and read the entire Product Disclosure Statement

Applications for Dyno Nobel SPS made by Australian investors may only be made on the Application Form attached to or accompanying this Product Disclosure Statement or its online copy form as downloaded in its entirety from www.dynonobel.com. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to, or accompanied by, the complete and unaltered version of the Product Disclosure Statement.

Information in this Product Disclosure Statement that is not materially adverse information is subject to change from time to time and may be updated by the Issuer. This information may be updated and made available to you on the Dyno Nobel website at www.dynonobel.com or by contacting the Dyno Nobel SPS Information Line on 1800 502 497. A paper copy of any updated information is available free on request.

Exposure Period
The Corporations Act prohibits the processing of Applications in the period of seven days after the date of lodgement of this Product Disclosure Statement ("Exposure Period"). This Exposure Period may be extended by ASIC by up to a further seven days. The Exposure Period is intended to enable this Product Disclosure Statement to be examined by market participants prior to the raising of funds. Applications received during the Exposure Period will not be processed until after the expiry of that period. No preference will be conferred on Applications received during the Exposure Period.

Diagrams
Diagrams used in the Product Disclosure Statement are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this Product Disclosure Statement.

Defined words and expressions
Some words and expressions used in this Product Disclosure Statement have defined meanings, which are either explained in the Glossary or in the Dyno Nobel SPS Terms, set out in the Appendix.

A reference to time in this Product Disclosure Statement is to Australian Eastern Standard Time (AEST) unless otherwise stated.

The financial amounts in this Product Disclosure Statement are expressed in Australian currency unless otherwise stated. A reference to $, A$, AUD dollars and cents is to Australian currency, unless otherwise stated.

Enquiries
If you have any questions in relation to the Offer, please contact your stockbroker, solicitor, accountant or other financial adviser. If you have questions in relation to how to complete the Application Form, please call the Dyno Nobel SPS Information Line on 1800 502 497 (8.30am to 5.00pm Monday to Friday).

Privacy
Please read the privacy statement located at Section 3.22 of this Product Disclosure Statement. By submitting the Application Form accompanying this Product Disclosure Statement, you consent to the matters outlined in that statement.

Contents

An opportunity to invest in Dyno Nobel Step-up Preference Securities (Dyno Nobel SPS)

Key Dates

Product Disclosure Statement lodged with ASIC	2 July 2007
Bookbuild	10 July 2007
Replacement Product Disclosure Statement lodged with ASIC	11 July 2007
Offer Opening Date	11 July 2007
Offer Closing Date	26 July 2007
Issue Date	1 August 2007
Dyno Nobel SPS commence trading on ASX on a deferred settlement basis	1 August 2007
Allotment Statements despatched before	3 August 2007
Dyno Nobel SPS commences trading on ASX on a normal settlement basis	6 August 2007
First Distribution Payment Date	31 December 2007
First Remarketing Date	30 June 2010

These dates are indicative only and are subject to change. The Issuer has the right to extend the Closing Date, to close the Offer early without notice or to withdraw the Offer at any time prior to the issue of Dyno Nobel SPS. Accordingly, investors are encouraged to submit their Application Forms as soon as possible after the Opening Date. If the Closing Dates are extended, the subsequent dates may also be extended.

The Issuer will apply to ASX within seven days after the date of this Product Disclosure Statement for Dyno Nobel SPS to be quoted on ASX. If quotation approval is not granted by ASX, the Dyno Nobel SPS will not be issued and application moneys will be refunded to Applicants without interest.

Holders will be provided with a US Withholding Tax Declaration in respect of their Dyno Nobel SPS holding and should return this form prior to the first record date for a Distribution occurring after the date they have acquired their Dyno Nobel SPS (see Section 3.21 for further information).



Letter from the Chairman – Dyno Nobel Limited

2 July 2007

Dear Investor,

On behalf of the Board of Dyno Nobel Limited ("Dyno Nobel"), I am pleased to present you with an opportunity to invest in Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") ("the Offer"). The Offer seeks to raise A$250 million, with the ability to accept oversubscriptions for up to a further A$50 million.

The Dyno Nobel SPS are preferred units in the Dyno Nobel SPS Trust which has been established to raise funds for the Dyno Nobel Group. Application will be made to list the Dyno Nobel SPS on ASX.

This Offer represents another chapter for Dyno Nobel with proceeds providing further funding flexibility for the current business and positioning Dyno Nobel for future growth. The proceeds of the Offer will be used to pay down debt of the Dyno Nobel Group, enhancing the platform from which Dyno Nobel can continue to develop and grow as a successful international business.

It is important that you read the Product Disclosure Statement carefully and consider particularly the risks in Section 6 before deciding whether to subscribe for Dyno Nobel SPS.

If you have any questions in respect of the Offer, please call the Dyno Nobel SPS Information Line on 1800 502 497 (8.30am to 5.00pm AEST Monday to Friday), or consult your stockbroker, solicitor, accountant or other professional adviser.

Yours sincerely

Geoffrey Tomlinson
Chairman

Key Features of Dyno Nobel SPS

This summary is designed to provide investors with the key features of Dyno Nobel SPS. More detailed information is set out in Sections 1 and 2 and elsewhere in this Product Disclosure Statement.

You should read this Product Disclosure Statement in its entirety, including the risks set out in Section 6, before deciding whether to invest in Dyno Nobel SPS.

Security	Dyno Nobel SPS are perpetual, preferred units in the Dyno Nobel SPS Trust.
Face Value	$100
Distributions	Unfranked, semi-annual, floating rate, discretionary and non-cumulative.
Distribution Rate	Market Rate + Margin
Market Rate	The 180 Day Bank Bill Swap Rate (subject to Remarketing).
Initial Margin	2.00% per annum
Dividend Restriction	A Dividend Restriction will apply to Dyno Nobel if Distributions on Dyno Nobel SPS are not paid.
Remarketing	The Issuer can initiate a process to adjust the Margin, Market Rate and other terms on a Remarketing Date.
First Remarketing Date	30 June 2010
Step-up Margin	Margin plus 2.25%
Realisation	Realisation of Dyno Nobel SPS may be by any one or more of the following (at the election of Dyno Nobel): > Repurchase (for cash); > Exchange (for Dyno Nobel Ordinary Shares); or > Resale (for cash).
Holder Realisation Rights	Holders may request Realisation of Dyno Nobel SPS following a Change of Control Event, but in no other circumstances.


EXPLOSIVE
DYNO
Dyno Nobel

Holder Preference Share Exchange Right	Dyno Nobel must exchange the Dyno Nobel SPS for Preference Shares in Dyno Nobel if: > a Dyno Nobel Breach of Undertakings Event occurs (including breach of the Dividend Restriction); or > a Dyno Nobel Winding Up Event occurs. A Dyno Nobel Preference Share issued on a Dyno Nobel Breach of Undertakings Event or a Voluntary LLC Winding Up is immediately redeemable at the option of the Holder.
Dyno Nobel's Realisation Rights	Dyno Nobel may Realise Dyno Nobel SPS in the following circumstances: > on a Periodic Remarketing Date (irrespective of whether a Remarketing process has taken place); > on any Distribution Payment Date if the Step-up Margin applies; > following an Acquisition Event; > following a RE Removal Event or a Trust Winding Up Event; > following a Tax Event, Regulatory Event or Accounting Event; and > if the aggregate Face Value of Dyno Nobel SPS on issue is less than $50 million.
Credit Rating	Unrated. However, Dyno Nobel may initiate a New Credit Rating Remarketing after obtaining a credit rating. The Remarketing Margin applying after the New Credit Rating Remarketing must not be less than the current Margin.
Holder Participation in Takeover Premium	On Realisation following a Change of Control Event or Acquisition Event, Holders will receive 115% of the Face Value of their Dyno Nobel SPS.
Ranking	On exchange into Dyno Nobel Preference Shares, Holders will rank ahead of Dyno Nobel Ordinary Shareholders but behind all creditors of Dyno Nobel.
ASX Trading Code	Dyno Nobel SPS are expected to trade on ASX as DYNPA.
Risks	See Section 6.
Not a direct investment in Dyno Nobel	An investment in Dyno Nobel SPS is not an investment directly in Dyno Nobel. Dyno Nobel does not guarantee the payment of Distributions on Dyno Nobel SPS or their capital value and/or performance as an investment.


DYNO
DYNO
DYNO
DYNO

Description of Dyno Nobel SPS


1

The Dyno Nobel SPS Terms are set out in Appendix A.

Refer to Dyno Nobel SPS Terms

Description of Dyno Nobel SPS

Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") are units in the Dyno Nobel SPS Trust. The Dyno Nobel SPS Trust is a registered managed investment scheme and the responsible entity of the Dyno Nobel SPS Trust is Permanent Investment Management Limited (the "Issuer").

Clauses 2 and 20.2

Use of Proceeds of Offer

The Dyno Nobel SPS Trust will use the proceeds of the Offer to subscribe for shares in a subsidiary of Dyno Nobel ("Dyno Nobel LLC"). Dyno Nobel LLC will in turn invest the proceeds of subscription in members of the Dyno Nobel Group.

The Dyno Nobel Group will use the proceeds to repay debt.


Hybrid Investors
$
v
^
Dyno Nobel SPS
Dyno Nobel SPS Trust
$
v
^
LLC Preference Shares
Dyno Nobel LLC
$
v
^
Eligible Assets
Dyno Nobel
Group Members

Distributions

Dyno Nobel SPS offer unfranked, semi-annual, floating rate, discretionary, non-cumulative Distributions.

Clause 3

Distributions are scheduled to be paid on 30 June and 31 December each year with the first Distribution scheduled for 31 December 2007.

Distributions will be calculated using the following formula:

$$\frac{\textbf{Distribution Rate x \$100 x number of days in the relevant Distribution Period}}{\textbf{365}}$$

where the Distribution Rate is the Market Rate determined on the first Business Day of the relevant Distribution Period plus the Margin.

The first Distribution Period commences on (and includes) the Issue Date and ends on (and includes) the first Distribution Payment Date.

The Issuer has a discretion not to pay Distributions

If a Distribution is not paid in full, the Distribution does not accumulate and may never be paid on the Dyno Nobel SPS. In this circumstance Holders do not have the right to require the Issuer to make the Distribution or to Realise their Dyno Nobel SPS.

Clauses 3.3–3.5

However, if a Distribution is not paid in full, Dyno Nobel will be restricted from paying dividends or making any other distribution on any class of its share capital or reducing or buying back any share capital. This restriction does not apply in certain circumstances, for example, if an Optional Distribution is paid to Holders.

Clause 4

Refer to Dyno Nobel SPS Terms

Maturity and Realisation

Dyno Nobel SPS are perpetual and do not have a maturity date. They may only be Realised by being purchased by Dyno Nobel ("Repurchase"), exchanged into Dyno Nobel Ordinary Shares ("Exchange for Ordinary Shares") or sold to a third party ("Resale"). — **Clauses 7–10, 12**

Holders may request that their Dyno Nobel SPS be Realised following a Change of Control Event, but in no other circumstances.

Dyno Nobel may Realise the Dyno Nobel SPS in certain circumstances including:

> on a Periodic Remarketing Date (irrespective of whether a Remarketing process has taken place);
> on any Distribution Payment Date, if the Step-up Margin applies;
> following an Acquisition Event;
> following a RE Removal Event or a Trust Winding Up Event;
> following a Tax Event, Regulatory Event or Accounting Event; or
> if the aggregate Face Value of Dyno Nobel SPS on issue is less than $50 million.

Dyno Nobel may elect how Dyno Nobel SPS are to be Realised – Realisation must be by any one or more of the following:

> Repurchase of the Dyno Nobel SPS by Dyno Nobel for cash;
> Exchange of the Dyno Nobel SPS by Dyno Nobel for Dyno Nobel Ordinary Shares; or
> Resale of the Dyno Nobel SPS to a third party.

The Dyno Nobel SPS will be exchanged for Preference Shares ("Preference Share Exchange") in Dyno Nobel if: — **Clauses 11 and 12**

> a Dyno Nobel Breach of Undertakings Event occurs (including breach of the Dividend Restriction); or
> a Dyno Nobel Winding Up Event occurs.

A Dyno Nobel Preference Share issued on a Dyno Nobel Breach of Undertakings Event or a Voluntary LLC Winding Up is immediately redeemable at the option of the Holder.

Remarketing

The Issuer can initiate a process to adjust the Margin, the Market Rate and other terms of the Dyno Nobel SPS on a Remarketing Date. — **Clauses 5 and 20.2**

The first scheduled Remarketing Date is 30 June 2010.

If the process results in a Successful Remarketing and the Issuer elects to set a Remarketing Margin, the Remarketing Margin will apply to all Dyno Nobel SPS until the next Remarketing Date. Those Holders who did not agree to the Remarketing Margin will have their Dyno Nobel SPS Realised.

If the process results in an Unsuccessful Remarketing, there is no Remarketing process, or the process results in a Successful Remarketing but the Issuer does not set a Remarketing Margin, the Step-up Margin will apply to any Dyno Nobel SPS on issue after the Remarketing Date and no other terms will be added or adjusted.

The Issuer can initiate a New Credit Rating Remarketing if it obtains a credit rating (it can only do this once). The Remarketing Margin under a New Credit Rating Remarketing must not be less than the then applicable Margin, although the Issuer may propose other new terms to Holders. — **Clause 6**

		Refer to Dyno Nobel SPS Terms
Voting	Holders are entitled to attend, speak and vote at meetings of the Dyno Nobel SPS Trust.	**Clause 18.2**
	However, Holders have no rights to attend, speak at or vote at meetings of Dyno Nobel (except as holders of Dyno Nobel Ordinary Shares or Dyno Nobel Preference Shares following an exchange of their Dyno Nobel SPS).	
Role of Dyno Nobel	All funds raised by the issue of the Dyno Nobel SPS will be invested by the Issuer in preference shares in Dyno Nobel LLC ("LLC Preference Shares"), a subsidiary of Dyno Nobel. The LLC Preference Shares entitle the Issuer to distributions on terms similar to the Dyno Nobel SPS. In particular, distributions on the LLC Preference Shares are discretionary and non-cumulative.	
	In order for the Issuer to make Distributions on Dyno Nobel SPS, the Issuer must have received distributions on its LLC Preference Shares. If Dyno Nobel LLC elects not to make a distribution, the Issuer will not be in a position to elect to pay a Distribution to Holders. If a Distribution is not paid to Holders in full when scheduled, Dyno Nobel will be subject to the Dividend Restriction.	**Clause 4**
	If Dyno Nobel fails to comply with this Dividend Restriction or otherwise fails to comply with its obligations in respect of the Dyno Nobel SPS, Dyno Nobel must issue Preference Shares in Dyno Nobel to Holders in exchange for their Dyno Nobel SPS. These Preference Shares are immediately redeemable at the option of the Holders.	**Clause 11**
	Further, Dyno Nobel must also issue Preference Shares if a Dyno Nobel Winding Up Event occurs. These Preference Shares are immediately redeemable at the option of the Holder where the Dyno Nobel Winding Up Event is a Voluntary LLC Winding Up.	
	Accordingly, investors in Dyno Nobel SPS may become holders of Dyno Nobel Preference Shares. If for any reason Dyno Nobel Preference Shares are not issued, Holders will have rights against Dyno Nobel to put them in the same position as if the Dyno Nobel Preference Shares had been issued. Holders will have no other rights against the Issuer or any member of the Dyno Nobel Group.	
	An investment in Dyno Nobel SPS is not an investment directly in Dyno Nobel. Dyno Nobel does not guarantee the payment of Distributions on Dyno Nobel SPS or their capital value and/or performance as an investment.	

1

Refer to Dyno Nobel SPS Terms

Risks

The risks associated with investing in Dyno Nobel SPS include, but are not limited to, the following:

- Distributions are at the discretion of the Issuer and may not be paid and if not paid they are not cumulative and may never be paid;
- if Dyno Nobel LLC elects not to make a distribution on the LLC Preference Shares, the Issuer will not be in a position to elect to pay a Distribution to Holders. The financial position of the Dyno Nobel Group may affect whether Dyno Nobel LLC elects to make a distribution. Some of the risks relating to the Dyno Nobel Group are set out in Section 6;
- Dyno Nobel Group may incur further indebtedness or issue further Dyno Nobel SPS or other similar instruments, without the prior consent of Holders;
- the conditions of current or future indebtedness, a further issue of Dyno Nobel SPS or of other instruments, may adversely affect the ability of Dyno Nobel LLC to make distributions on the LLC Preference Shares and therefore adversely affect the ability of the Issuer to pay Distributions on the Dyno Nobel SPS;
- Dyno Nobel SPS are perpetual and have no maturity date and Holders have no right to require redemption of their Dyno Nobel SPS. Further, Holders have no right to require Realisation, except to request Realisation on the occurrence of a Change of Control Event. In addition, Holders have a right to receive a Dyno Nobel Preference Share and have it redeemed if a Dyno Nobel Breach of Undertakings Event or a Voluntary LLC Winding Up occurs. However, redemption is subject to Dyno Nobel having sufficient profits or proceeds from a share issue made for that purpose;
- on a Successful Remarketing, the Margin may be reduced (except on a New Credit Rating Remarking) and other important terms of the Dyno Nobel SPS may be varied;
- if a Dyno Nobel Winding Up Event occurs, Dyno Nobel SPS will be exchanged for Preference Shares in Dyno Nobel;
- the Distribution Rate is based on a floating market interest rate and may rise or fall;
- the market price of Dyno Nobel SPS may fluctuate and may trade below the Issue Price;
- the market liquidity for Dyno Nobel SPS may be less than the market liquidity for Dyno Nobel Ordinary Shares. As a result, Holders who wish to sell their Dyno Nobel SPS may be unable to do so at an acceptable price, if at all;
- elections made by Dyno Nobel in respect of Repurchase, Exchange or Resale may not align with the preferences of the Holders; and
- changes in tax laws, securities laws and their interpretation or administration, or in accounting treatment, entitle Dyno Nobel to Realise Dyno Nobel SPS early.

Please refer to Section 6 of this Product Disclosure Statement where the risks associated with investing in Dyno Nobel SPS are set out in greater detail.

Key Questions and Answers

2

2

		Refer to Dyno Nobel SPS Terms
The Offer		
Who is the Issuer?	Permanent Investment Management Limited (ABN 45 003 278 831) is the issuer of the Dyno Nobel SPS ("Issuer") and has been engaged by Dyno Nobel to be the responsible entity of the Dyno Nobel SPS Trust. The Issuer is ultimately wholly owned by Trust Company Limited. The Issuer acts as responsible entity for a number of registered managed investment schemes and has substantial expertise and experience in acting as a responsible entity. Permanent Trustee Company Limited ("Permanent") was established in 1887 and is one of Australia's oldest financial services providers. In 2002, Permanent merged with Trust Company Limited, a publicly listed company established in 1885. The merged group ("Trust Group") is one of the leading financial services organisations in Australia. The Issuer is a member of the Trust Group. The Issuer is not a member of the Dyno Nobel Group. The Issuer, as the responsible entity of the Dyno Nobel SPS Trust, may retire or be replaced in certain circumstances.	**Clause 20.2**
Distributions		
What is the Distribution Rate?	The Distribution Rate is the sum of the Market Rate determined on the first Business Day of the relevant Distribution Period and the Margin.	**Clause 3**
What is the Market Rate?	The Market Rate is initially the 180 day Bank Bill Swap Rate. The 180 day Bank Bill Swap Rate is a benchmark interest rate (expressed as a rate per annum) for bills with a term of 180 days in the Australian money market. It appears on Bloomberg, page AFRS 2.	**Clause 3.1**
	The Issuer may propose an alternative Market Rate as part of a Remarketing process.	**Clause 5**
What is the Margin?	The Margin is the percentage rate per annum which is added to the Market Rate to determine the Distribution Rate. The Initial Margin is 2.00% per annum.	**Clause 3.1**
	On the first Periodic Remarketing Date (30 June 2010) the Margin will be: > adjusted following a Successful Remarketing; or > increased to the Step-up Margin.	**Clause 5**
Who is entitled to a Distribution?	All registered Holders on the Record Date for a Distribution, subject to the Issuer's discretion to not make a Distribution.	**Clause 3.1**

Refer to Dyno Nobel SPS Terms

What is the Dividend Restriction?

Clause 4

The Dividend Restriction is as follows. If a Distribution has not been paid in full within five Business Days of the relevant Distribution Payment Date, or Dyno Nobel breaches an obligation to pay the Repurchase Amount or issue Dyno Nobel Ordinary Shares or Dyno Nobel Preference Shares when it is obliged to do so, then Dyno Nobel must not:

> declare or otherwise determine to pay or pay any dividend or make any distribution on any class of its share capital; or
> redeem, reduce, cancel, buyback or acquire for any consideration any share capital of Dyno Nobel,

except for pro rata payments to Holders and the holders of any security of Dyno Nobel which ranks equally in respect of such payment with Dyno Nobel Preference Shares.

This Dividend Restriction ceases to apply where:

> consecutive scheduled Distributions in respect of a 12 month period have been paid to Holders;
> an amount per Dyno Nobel SPS equal to unpaid scheduled Distributions for the period of 12 months immediately preceding (but including) the date of payment of that amount ("Optional Distribution") has been paid to Holders;
> all Dyno Nobel SPS have been Repurchased or exchanged for Dyno Nobel Ordinary Shares or Dyno Nobel Preference Shares; or
> a Special Resolution of the Holders of the Dyno Nobel SPS has been passed approving the dividend, distribution or return of capital.

Clause 11.2

If this Dividend Restriction is breached, Dyno Nobel SPS will be exchanged for Preference Shares in Dyno Nobel which are redeemable immediately at the option of Holders. Each Dyno Nobel SPS will be exchanged for one Dyno Nobel Preference Share.

Realisation

What is Realisation?

Clause 20.2

Realisation of Dyno Nobel SPS is one or more of the following (at the election of Dyno Nobel):

> Repurchase by Dyno Nobel (for cash);
> Exchange (for Ordinary Shares in Dyno Nobel); or
> Sale to a third party ("Resale").

When may a Holder request Realisation of their Dyno Nobel SPS?

Clause 7.1

Holders may only request that their Dyno Nobel SPS be Realised if a Change of Control Event occurs. Holders may request that their Dyno Nobel SPS be Realised by giving a Holder Realisation Notice.

Clause 7.3

Upon receipt of a Holder Realisation Notice, Dyno Nobel must at its election Repurchase, Exchange for Dyno Nobel Ordinary Shares, or Resell the Holder's Dyno Nobel SPS.

2

Refer to Dyno Nobel SPS Terms

Realisation continued

Question	Answer	Refer to Dyno Nobel SPS Terms
What is a Change of Control Event?	A Change of Control Event is where: (a) a takeover bid is made to acquire all or some Dyno Nobel Ordinary Shares, the offer is freed from all conditions (other than any conditions referred to in section 652C(1) or (2) of the Corporations Act) and: (i) the bidder's voting power in Dyno Nobel increases to more than 50% of the Dyno Nobel Ordinary Shares on issue; and (ii) Dyno Nobel issues a statement that at least a majority of its directors who are eligible to do so have recommended acceptance of the offer; or (b) a court orders the holding of a meeting to approve a scheme of arrangement which scheme has been recommended by at least a majority of the directors of Dyno Nobel eligible to do so and which, when implemented, would result in a person having a relevant interest in more than 50% of the Dyno Nobel Ordinary Shares that would be on issue if the scheme were implemented and: (i) all classes of members of Dyno Nobel pass all resolutions required to approve the scheme by the majorities required under the Corporations Act to approve the scheme; and (ii) all conditions to the implementation of the scheme (other than approval of the scheme by the court) have been satisfied or waived.	**Clause 20.2**
What is a Repurchase?	Repurchase is the transfer of Dyno Nobel SPS to Dyno Nobel for the cash payment by Dyno Nobel to Holders of the Repurchase Amount.	**Clause 8.1**
What is the Repurchase Amount?	The Repurchase Amount is: (i) where the Realisation is the result of a Change of Control Event or an Acquisition Event, $115; or (ii) in all cases except as a result of a Change of Control Event or an Acquisition Event, $100, plus any unpaid amount of scheduled Distributions for a period of 12 months immediately preceding (but including) the date of Realisation, plus an amount equivalent to a Distribution for the period to the date of Realisation, less the amount of any Cash Distribution paid by the Issuer or Dyno Nobel in respect of the Dyno Nobel SPS on the Realisation Date.	**Clause 8.2**

		Refer to Dyno Nobel SPS Terms
What is an Exchange for Dyno Nobel Ordinary Shares?	An Exchange for Dyno Nobel Ordinary Shares is the transfer of Dyno Nobel SPS to Dyno Nobel in exchange for the issue to the Holder of Dyno Nobel Ordinary Shares.	**Clause 10.1**
How many Dyno Nobel Ordinary Shares are received on Exchange?	Each Dyno Nobel SPS will be Exchanged for a number of Dyno Nobel Ordinary Shares determined in accordance with the following formula: $\frac{\text{Repurchase Amount}}{\text{VWAP x (1–ED)}}$ where > VWAP is the VWAP calculated in respect of the period of 20 Business Days on which trading in Dyno Nobel Ordinary Shares took place immediately preceding (but excluding) the Realisation Date; and > ED equals 2.5%. Where the Exchange has resulted from a Change of Control Event or an Acquisition Event, the Repurchase Amount will be $115 plus any unpaid amount of scheduled Distributions for a period of 12 months immediately preceding (but including) the date of Realisation, plus an amount equivalent to a Distribution for the period to the date of Realisation, less the amount of any Cash Distribution paid by the Issuer or Dyno Nobel in respect of the Dyno Nobel SPS on the Realisation Date. In any other case, the Repurchase Amount will be $100 plus any unpaid amount of scheduled Distributions for a period of 12 months immediately preceding (but including) the date of Realisation, plus an amount equivalent to a Distribution for the period to the date of Realisation, less the amount of any Cash Distribution paid by the Issuer or Dyno Nobel in respect of the Dyno Nobel SPS on the Realisation Date.	**Clauses 8 and 10.3**
What is a Resale?	A Resale occurs when Dyno Nobel arranges for the purchase of Dyno Nobel SPS by a third party for an amount such that the net proceeds of sale (together with any other amounts paid by the Issuer or Dyno Nobel) are no less than the amount which would have been payable had Repurchase occurred.	**Clause 9.1**

2

Refer to Dyno Nobel SPS Terms

Preference Share Exchange

When are Dyno Nobel SPS exchanged into Preference Shares in Dyno Nobel?

Dyno Nobel must exchange the Dyno Nobel SPS for Preference Shares in Dyno Nobel if a Dyno Nobel Breach of Undertakings Event occurs or if a Dyno Nobel Winding Up Event occurs. — **Clause 11.2**

A Preference Share issued as a result of a Dyno Nobel Winding Up Event (other than a Voluntary LLC Winding Up) is not redeemable at the option of the Holders. A Preference Share issued as a result of a Dyno Nobel Breach of Undertakings Event or a Voluntary LLC Winding Up is redeemable immediately at the option of Holders.

What is a Dyno Nobel Breach of Undertakings Event?

Under the Constitution, Dyno Nobel has undertaken with the Issuer for the benefit of Holders to comply with obligations imposed on it under the LLC Preference Share Terms and Dyno Nobel SPS Terms. — **Clause 20.2**

These obligations include:

> to comply with the Dividend Restriction;
> to Realise the Dyno Nobel SPS, as required by the Dyno Nobel SPS Terms or when it elects to do so; and
> not to issue any preference share which ranks for payment of a dividend or for a return of capital in a winding up ahead of the Dyno Nobel Preference Shares.

It will be a Dyno Nobel Breach of Undertakings Event if the Issuer gives a notice to Dyno Nobel of a breach and, if the breach is remediable, that breach has not been remedied within three Business Days of receipt of the notice. — **Clauses 11.3 and 20.2**

What is a Dyno Nobel Winding Up Event?

It will be a Dyno Nobel Winding Up Event if: — **Clause 20.2**

> an order is made by a court of competent jurisdiction for the winding up of Dyno Nobel or Dyno Nobel LLC (as the case may be) and 30 days have elapsed without that order having been successfully appealed, stayed or revoked; or
> a resolution is duly passed by the members of Dyno Nobel or Dyno Nobel LLC for the winding up of Dyno Nobel or Dyno Nobel LLC (as the case may be);

in each case other than for the purposes of a consolidation, amalgamation, merger or reconstruction the terms of which have been approved by a Special Resolution of Dyno Nobel SPS Holders.

Dyno Nobel has undertaken in favour of each Holder from time to time not to pass a resolution or seek an order for winding up of Dyno Nobel LLC at any time when Dyno Nobel SPS remain on issue and held by persons other than Dyno Nobel or members of the Dyno Nobel Group (the "Dyno Nobel Voluntary LLC Winding Up Deed Poll").

		Refer to Dyno Nobel SPS Terms
Dyno Nobel realisation rights		
When can Dyno Nobel Realise your Dyno Nobel SPS?	Dyno Nobel may Realise your Dyno Nobel SPS on a Periodic Remarketing Date (irrespective of whether Remarketing has taken place) or on any Distribution Payment Date if the Step-Up Margin applies. Dyno Nobel may Realise your Dyno Nobel SPS if any of the following events occur: > an Acquisition Event; > an RE Removal Event; > a Trust Winding Up Event; > a Tax Event; > a Regulatory Event; > an Accounting Event; or > if the aggregate Face Value on the Dyno Nobel SPS on issue is less than $50 million.	**Clauses 20.2 and 7.4**

What is an Acquisition Event?	An Acquisition Event is where:
	> a takeover bid is made to acquire all or some Dyno Nobel Ordinary Shares, the offer is freed from all conditions (other than any conditions referred to in section 652C(1) or (2) of the Corporations Act) and either:
	  > the bidder's voting power in Dyno Nobel increases to more than 50%; or
	  > Dyno Nobel issues a statement that at least a majority of its directors who are eligible to do so have recommended acceptance of the offer; or
	> a court orders the holding of a meeting to approve a scheme of arrangement which, when implemented, would result in a person having a relevant interest in more than 50% of the Dyno Nobel Ordinary Shares that would be on issue if the scheme were implemented and all classes of members of Dyno Nobel pass all resolutions required to approve the scheme by the majorities required under the Corporations Act to approve the scheme.
		Clause 20.2

What is an RE Removal Event?	An RE Removal Event occurs where Holders pass a resolution to remove the Issuer as responsible entity of the Dyno Nobel SPS Trust and the replacement responsible entity is not Dyno Nobel, a member of the Dyno Nobel Group or a person approved by Dyno Nobel.	**Clause 20.2**

2

		Refer to Dyno Nobel SPS Terms
Dyno Nobel realisation rights continued		
What is a Trust Winding Up Event?	A Trust Winding Up Event occurs if a meeting is called to consider a resolution directing the Issuer as responsible entity of the Dyno Nobel SPS Trust to wind up that trust.	**Clause 20.2**
What is a Tax Event?	A Tax Event (broadly) is where the Dyno Nobel directors determine that a change in law or regulation or interpretation has had or may have the effect of more than a negligible increase in taxes or costs or a denial of or a reduction in a deduction or other tax benefit for a member of the Dyno Nobel Group in relation to the Dyno Nobel SPS, the Dyno Nobel LLC Shares, or any Eligible Assets held by Dyno Nobel LLC, the Issuer or the Dyno Nobel SPS Trust. A Tax Event may occur if there is a change in tax law or interpretation of tax law in Australia, the United States of America or any jurisdiction in which a member of the Dyno Nobel Group is resident or carries on business if that member has been funded by Dyno Nobel LLC, if that change increases taxes or costs or denies or reduces deductions or tax benefits as described above.	**Clause 20.2**
What is a Regulatory Event?	A Regulatory Event is (broadly) where the Dyno Nobel directors determine that there is a more than insubstantial risk that, as a result of a change in law or regulation or interpretation relating to securities or ASX Listing Rules, any member of the Dyno Nobel Group, Dyno Nobel LLC or the Dyno Nobel SPS Trust has been or will be exposed to the imposition of additional requirements which the Dyno Nobel Directors determine to be unacceptable.	**Clause 20.2**
What is an Accounting Event?	An Accounting Event is where the Dyno Nobel directors determine that a change of Australian accounting standards or their interpretation or implementation has had or may have the effect that: > the Dyno Nobel SPS would be treated in Dyno Nobel's consolidated financial statements or in the stand alone accounts of the Dyno Nobel SPS Trust, other than as equity; or > the LLC Preference Shares would be treated in the stand alone accounts of Dyno Nobel LLC (if such accounts were prepared) other than as equity.	**Clause 20.2**

		Refer to Dyno Nobel SPS Terms
Remarketing Process		
What is Remarketing?	Remarketing is a process initiated by the Issuer to adjust the Margin and add or adjust other terms of the Dyno Nobel SPS on a Remarketing Date. Holders may participate in this process by responding to a Remarketing Invitation. The first scheduled Remarketing Date is 30 June 2010. The Issuer may also initiate a Remarketing process if Dyno Nobel obtains a credit rating. New Credit Rating Remarketing is explained below under "New Credit Rating Remarketing".	**Clauses 5 and 20.2**
When are Remarketing Dates?	The first Periodic Remarketing Date is 30 June 2010. Subsequent Periodic Remarketing Dates may be set as part of a Remarketing Process. For as long as the Step-up Margin applies, each subsequent Distribution Payment Date will be a Periodic Remarketing Date until a different Remarketing Date is set under a Successful Remarketing Process.	**Clauses 5 and 20.2**
What are the Issuer's options on a Periodic Remarketing Date?	In connection with a Remarketing Date other than a New Credit Rating Remarketing Date, the Issuer may choose to: > conduct a Remarketing process to establish a new Margin and add or adjust such other terms of the Dyno Nobel SPS as it may request, to apply until the next Remarketing Date; > begin paying Distributions at the Step-up Margin on the Dyno Nobel SPS. In connection with a Remarketing Date other than a New Credit Rating Remarketing Date, Dyno Nobel may choose to Realise the Dyno Nobel SPS.	**Clause 5**
How does a Remarketing commence?	If a Remarketing is to be conducted, the Issuer will notify Holders by delivering a Remarketing Invitation that will offer Holders a Margin range and specify any other terms proposed to be added or adjusted from the Remarketing Date.	**Clause 5.1**
How may a Holder participate in a Remarketing?	Holders may respond to a Remarketing Invitation by submitting one of the following notices: > "Step-up Notice": Holders send this notice if they do not wish to continue holding their Dyno Nobel SPS unless the Step-up Margin applies; > "Bid Notice": Holders send this notice if they do not wish to continue to hold their Dyno Nobel SPS unless the Remarketing Margin is at least equal to the rate which they bid, which rate must be within the range proposed by the Issuer; or > "Hold Notice": Holders send this notice if they wish to continue to hold their Dyno Nobel SPS at whatever Margin applies from the Remarketing Date. A Holder who does not respond within the time required is deemed to have given a Hold Notice.	**Clause 5.2**

2

		Refer to Dyno Nobel SPS Terms
Remarketing Process continued		
What are the possible outcomes of a Remarketing?	A Remarketing will either be "successful" or "unsuccessful". Irrespective of the outcome of a Remarketing, Dyno Nobel may elect to Realise the Dyno Nobel SPS on the relevant Remarketing Date.	**Clauses 5 and 7.4**
What is a Successful Remarketing?	The Issuer may only set a new Margin if Holders give a Hold Notice (excluding a deemed Hold Notice) or a Bid Notice specifying a Margin equal to or less than the Remarketing Margin in respect of at least 25% of the Dyno Nobel SPS on issue. Receiving this level of Hold Notices and Bid Notices is called Successful Remarketing. Not receiving this level is called Unsuccessful Remarketing.	**Clauses 5.3(b) and 20.2**
What happens after a Successful Remarketing?	If there is a Successful Remarketing and the Remarketing Margin is applied, any Holders that submitted a Step-up Notice or a Bid Notice with a margin higher than the Remarketing Margin ("Exiting Holders") will have their Dyno Nobel SPS Realised.	**Clauses 5.3(a) and 7.4**
What happens after an Unsuccessful Remarketing?	If the Issuer does not set a Remarketing Margin after delivering a Remarketing Invitation in respect of that Remarketing Date, Dyno Nobel may Realise the Dyno Nobel SPS on that Remarketing Date. If Dyno Nobel does not elect to Realise the Dyno Nobel SPS, the Step-up Margin will apply to Distributions with effect from the Remarketing Date.	**Clauses 5.5 and 7.4**
What happens if there is no Remarketing?	If there is no Remarketing in relation to a Remarketing Date, Dyno Nobel may Realise the Dyno Nobel SPS on that Remarketing Date. The Step-up Margin will apply to any Dyno Nobel SPS which are not Realised by Dyno Nobel.	**Clauses 5.5 and 7.4**
What is the Step-up Margin?	The Step-up Margin is the sum of the Margin which applies immediately before the relevant Remarketing Date and 2.25%. The Step-up Margin is only applicable to Dyno Nobel SPS on issue after a Remarketing Date if: > there is no Remarketing process; or > there is a Successful Remarketing process but the Issuer elects not to set a Remarketing Margin; or > there is an Unsuccessful Remarketing process. The Step-up Margin applicable at the next Remarketing Date is one of the terms of the Dyno Nobel SPS that may change as a result of a Successful Remarketing process. The Step-up Margin applies only once.	**Clauses 5.5 and 20.2**

Refer to Dyno Nobel SPS Terms

Remarketing Summarised: Remarketing Date

Issuer chooses to remarket on a Remarketing Date?

Yes ↓

Holders' choices

Option 1 – Step-up Notice
Only continue holding Dyno Nobel SPS if the new Margin is the Step-up Margin

Option 2 – Bid Notice
Only continue holding Dyno Nobel SPS if the new Margin is at least equal to that specified by the Holder

Option 3 – Hold Notice
Continue holding Dyno Nobel SPS at whatever the new Margin is determined by the Remarketing Process (you will be deemed to have chosen this if the Issuer does not receive a response)

↓

Did Holders respond with Hold notices (excluding deemed Hold notices) or Bid notices specifying a rate equal to or less than the new Margin proposed by the Issuer in respect of at least 25% of the Dyno Nobel SPS on issue?

Yes ↓

Successful Remarketing process

Set new Margin
Issuer may set a new Margin and if applicable, other new terms
AND
If the Issuer sets a new Margin Dyno Nobel must Realise exiting Holders' Dyno Nobel SPS
OR
Realisation
Dyno Nobel may Realise the Dyno Nobel SPS

No > Unsuccessful Remarketing process >

No ↓

Issuer's choices

↓

Step-up
The Step-up Margin applies (unless the Step-up Margin already applies)
OR
Realisation
Dyno Nobel may Realise the Dyno Nobel SPS

2

		Refer to Dyno Nobel SPS Terms
New Credit Rating Remarketing		
What happens if Dyno Nobel receives a credit rating?	In the event that Dyno Nobel receives a credit rating from a recognised international credit rating agency (including Fitch, Moody's or Standard & Poor's) the Issuer may set a New Credit Rating Remarketing Date to coincide with a Distribution Payment Date. The Issuer may only set a New Credit Rating Remarketing Date once. The Issuer may choose to conduct a New Credit Rating Remarketing process to establish a new Margin (which may not be less than the Margin applying immediately preceding the New Credit Rating Remarketing Date) and add or adjust other terms of the Dyno Nobel SPS to apply until the next Remarketing Date. In order to be a Successful New Credit Rating Remarketing process: > a Hold Notice (excluding a deemed Hold Notice) or a Bid Notice specifying a Margin equal to or less than the Remarketing Margin proposed by the Issuer must be given by Holders in respect of at least 25% of Dyno Nobel SPS on issue; and > Dyno Nobel must have procured the Resale of the Dyno Nobel SPS of all Holders who have given a Bid Notice which does not include a Margin less than or equal to the Remarketing Margin. If the New Credit Rating Remarketing process is unsuccessful, or the Issuer elects not to set new terms for the Dyno Nobel SPS, then the Dyno Nobel SPS will remain on issue on the same terms that applied immediately preceding the New Credit Rating Remarketing Date.	**Clause 6**
Why would the Issuer initiate a New Credit Rating Remarketing?	Dyno Nobel may require the Issuer to initiate a New Credit Rating Remarketing in order to obtain favourable credit rating treatment for the Dyno Nobel SPS. Under a New Credit Rating Remarketing, the Issuer may not set a Margin lower than the Margin applying immediately prior to the New Credit Rating Remarketing Date.	**Clause 6.7** **Clause 6.1**
Other		
Will there be any brokerage or stamp duty?	No brokerage or stamp duty is payable by investors on the issue of the Dyno Nobel SPS. However, brokerage (but not stamp duty while the Dyno Nobel SPS are quoted on ASX) may be payable on any subsequent transfer of Dyno Nobel SPS.	

Refer to Dyno Nobel SPS Terms

Why are US Withholding Tax Declarations required?

Clause 13.2

The beneficial owner of a Dyno Nobel SPS ("Beneficial Owner") will not be subject to US withholding tax under current US law if the following conditions are satisfied:

- > the Beneficial Owner is not a resident of the US for US tax purposes;
- > the Beneficial Owner is identified;
- > the Beneficial Owner is not a 10% investor in Dyno Nobel; and
- > the correct US Withholding Tax Declaration is filled out and returned to the Issuer before a Distribution is made.

The Issuer may make a deduction from Distributions for US withholding tax where the Holder and Beneficial Owner do not return the relevant US Withholding Tax Declaration correctly completed and signed and on time or where a change in US law or the United States – Australia Income Tax Convention (Treaty) requires that a deduction be made. In the latter case, the Issuer will advise Holders as soon as possible after it becomes aware of a relevant change in US law or the Treaty.

Is there any documentation (in addition to the Application Form) which needs to be completed?

Clause 13.2(b)

Yes. Applicants (including each Applicant that is part of a joint Application) must complete the correct US Withholding Tax Declaration which will be despatched to Holders with their Holding Statements,

- > Part A requires the identification of each proposed Beneficial Owner, even if held through a nominee; and
- > Part B requires a declaration by each proposed Beneficial Owner that they are not a 10% investor in Dyno Nobel.

It is necessary for Beneficial Owners to sign both Part A and Part B of the US Withholding Tax Declaration. Failure or inability of a Beneficial Owner to complete these forms in the manner required will have the effect that US withholding tax will be payable by Dyno Nobel LLC and the amount paid by the Issuer to the Holder of the relevant Dyno Nobel SPS will be reduced to take account of this tax. Furthermore, if a Beneficial Owner makes a false or incorrect representation in a US Withholding Tax Declaration or a representation made by a Beneficial Owner becomes false or incorrect due, for example, to it becoming a 10% investor, the Holder is liable to indemnify the Issuer for any loss that Dyno Nobel LLC or it incurs. Completed US Withholding Tax Declarations must be returned to the Issuer before a Distribution is made.

How to Apply


3

3.1 Who may apply

You may apply for Dyno Nobel SPS if you are:

- an Australian resident who is an existing Dyno Nobel Ordinary Shareholder ("Eligible Shareholder") – through the Shareholder Priority Offer;
- an Australian resident retail investor – through the General Offer;
- an Australian resident retail client of the Lead Manager, the Co-Lead Manager, a Co-Manager or a broker who is participating in the Broker Firm Offer ("Participating Broker") (each a "Syndicate Broker") – through the Broker Firm Offer; or
- an institution in Australia and other selected jurisdictions – through the Institutional Offer.

No action has been, or will be taken to register or qualify the Dyno Nobel SPS or otherwise permit a public offering of Dyno Nobel SPS in any jurisdiction outside Australia. Dyno Nobel SPS may be offered in a jurisdiction outside Australia where such an offer is made in accordance with the laws in that jurisdiction.

Dyno Nobel SPS have not been, and will not be, registered under the United States Securities Act of 1933 ("Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, a US Person (as defined in Regulation S under the Securities Act), except in a transaction exempt from the registration requirements of the Securities Act and applicable United States state securities laws.

The Offer constituted by this Product Disclosure Statement in electronic form is available only to persons receiving this Prospectus in electronic form in Australia.

3.2 How to apply

To apply for Dyno Nobel SPS, you must complete an Application Form during the Offer Period, which will begin at 9.00am (AEST) on 11 July 2007 and is expected to close at 5.00pm (AEST) on 26 July 2007.

Application Forms will not be available until after the offer opens on 11 July 2007.

Application Forms and the instructions for completing and returning your Application Form vary depending on whether you are making an Application:

- as an Eligible Shareholder (see Section 3.4); or
- as a member of the general public (see Section 3.5); or
- through a Syndicate Broker for a Broker Firm Allocation ("Broker Firm Applicant") (see Section 3.6).

You should follow the instructions in this Section and on the Application Form carefully as your Application may be rejected if you complete it incorrectly.

Persons who receive the electronic version of the Product Disclosure Statement should ensure that they download and read the Product Disclosure Statement in its entirety prior to completing an Application Form.

US Withholding Tax Declarations will be despatched to Holders with their Allotment Statements and must be completed for each Beneficial Owner. Please note that a Holder may not always be the same as a Beneficial Owner.

3.3 When to apply

The Dyno Nobel Shareholder Priority Offer, the General Offer and the Broker Firm Offer are expected to open at 9.00am (AEST) on 11 July 2007. The Shareholder Priority Offer and General Offer are expected to close at 5.00pm (AEST) on 26 July 2007. The Broker Firm Offer is expected to close at 5.00pm (AEST) on 26 July 2007. Applications must be received by the Dyno Nobel SPS Trust's Registry no later than 5.00pm (AEST) on 26 July 2007. (See Section 3.7 for where to send your Application Form.) Broker Firm Applicants should not return their Application to the Registry but instead return it to their Syndicate Broker in accordance with the Syndicate Broker's instructions and Section 3.6.

The Issuer may close the Offer early, extend the Closing Dates or withdraw the Offer without notice. Accordingly, Applicants are encouraged to submit their Application Form and Application Moneys as soon as possible after the Opening Date. If the Closing Dates are varied, subsequent dates may also be varied accordingly.

3.4 Applying as an Eligible Shareholder

If you are an Eligible Shareholder and wish to apply for Dyno Nobel SPS, you should complete the Application Form accompanying the Product Disclosure Statement or available at www.dynonobel.com from 11 July 2007. You must tick the relevant box on the Application Form.

If there is excess demand, Eligible Shareholders will receive preferential allocations over other Applicants who have applied under the General Offer.

3.5 Applying as a member of the general public

If you wish to apply for Dyno Nobel SPS, you should complete the Application Form accompanying the Product Disclosure Statement or it is available from the Dyno Nobel website at www.dynonobel.com from 11 July 2007.

3.6 Applying as a Broker Firm Applicant

If you are a Broker Firm Applicant, you should contact your Syndicate Broker for information about how to submit an Application Form and payment instructions. Your Syndicate Broker will be your agent. The process of applying for Dyno Nobel SPS for Broker Firm Applicants differs in two important respects from the process described for Applicants applying as Eligible Shareholders or the general public:

- the Application Moneys must be made payable to the Syndicate Broker (not to "Dyno Nobel SPS Offer"); and
- the completed Application Form and Application Moneys must be delivered to the Syndicate Broker directly in accordance with their instructions (not to the Registry).

3

These differences and any other requirements can be explained to Broker Firm Applicants in further detail by their Syndicate Broker.

3.7 Where to send your completed Application Forms

If you are not applying online, and are applying as an Eligible Shareholder or as a member of the general public, your completed Application Forms and Application Moneys should be returned to:

By mail	OR	By hand delivery
Computershare Investor Services Pty Limited		Computershare Investor Services Pty Limited
GPO Box 7115		Level 2, 60 Carrington Street
SYDNEY NSW 2001		SYDNEY NSW 2000

so that it is received by no later than 5.00pm (AEST) on 26 July 2007. Application Forms and Application Moneys from Applicants applying either under the General Offer or the Shareholder Priority Offer will not be accepted at any other address (including Dyno Nobel's registered office or any other Dyno Nobel office) or by any other means.

If you are applying online, go to www.dynonobel.com and use BPAY®, see Section 3.9.

Broker Firm Applicants should return completed Application Forms and Application Moneys directly to their Syndicate Broker.

3.8 Payment

Application Forms from Eligible Shareholders and members of the general public, duly completed, must be accompanied by a cheque(s) in Australian dollars drawn on an Australian branch of a financial institution. Cheques should be crossed "not negotiable" and made payable to "Dyno Nobel SPS Offer". Clients of brokers with firm allocations should refer to their broker for settlement instructions. No interest will be paid on funds received.

3.9 Online Payment by BPAY®

Applicants that apply online may pay by BPAY® and follow the instructions set out on the online Application Form. It is very important that you enter the Biller Code and Customer Reference Number ("CRN") number correctly. Please note that you should contact your bank, credit union or any building society if you have any questions about your payment. Your bank, credit union or building society may impose a limit on the amount which you can transact on BPAY® that may vary between bank, credit union or building society. For more information please see www.bpay.com.au

3.10 Minimum Applications

The minimum Application under the Offer is 50 Dyno Nobel SPS at $100 each ($5,000). Applications for more than 50 Dyno Nobel SPS must be in multiples of 10 Dyno Nobel SPS ($1,000). There is no maximum number of Dyno Nobel SPS that may be applied for under the Offer. Please see Section 3.17 regarding allocation (you may receive fewer Dyno Nobel SPS than you applied for).

3.11 Acceptance of Applications

The Issuer may at its discretion reject any Application, including where the Application Form is not properly completed or where a remittance submitted with an Application is dishonoured.

The Issuer may, at its discretion accept any Application in part only and allocate to the relevant Applicant fewer Dyno Nobel SPS than applied for. This may include scaling back to below the stated minimum Application of 50 Dyno Nobel SPS.

3.12 Refunds

Until Dyno Nobel SPS are allotted, the Issuer will hold the Application Moneys on trust for Applicants.

If you are not allocated any Dyno Nobel SPS or you are allocated fewer Dyno Nobel SPS than the number you applied for, you will receive a refund cheque as soon as practicable after the conclusion of the Offer. No interest will be payable on Application Moneys. In addition, if the Offer does not proceed for any reason at all, Applicants will have their Application Moneys refunded to them (without interest) as soon as practicable. Any interest earned will become an asset of Dyno Nobel Limited.

3.13 Brokerage, stamp duty and tax file number

No brokerage or stamp duty is payable by Applicants in relation to the Application for Dyno Nobel SPS.

You do not have to provide your Tax File Number ("TFN") or Australian Business Number ("ABN"). If you do not do so, your Application will not be affected. However, the Issuer may be required to withhold Australian tax at the maximum marginal tax rate (currently 46.5% including the Medicare levy) on the amount of any Distribution in respect of your Dyno Nobel SPS, if you do not provide one of your:

> TFN;
> TFN exemption details (if applicable); or
> ABN (if the Dyno Nobel SPS are held in the course of an enterprise you carry on).

The Registry will provide you with a form on which to provide the above details when holding statements are mailed.

3.14 Withdrawal and early close of the Offer

The Issuer may close the Offer early or withdraw the Offer without notice. You are encouraged to submit your Application Forms and Application Moneys as soon as possible after the Opening Date. If the Closing Dates are varied, subsequent dates may also be varied accordingly.

3.15 CHESS and provision of allotment statements

The Issuer will apply for Dyno Nobel SPS to participate in CHESS. Each Holder will be provided with a statement of holding which sets out the number of Dyno Nobel SPS held ("Allotment Statement").

Allotment Statements for the Dyno Nobel SPS issued pursuant to this Product Disclosure Statement are expected to be despatched on or about 3 August 2007. On admission to CHESS, Dyno Nobel SPS must be held in either the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister. These two subregisters will make up the register.

It is the responsibility of each Applicant to confirm their allocation of Dyno Nobel SPS before trading in Dyno Nobel SPS. Any person who sells Dyno Nobel SPS before receiving confirmation of their allocation in the form of their Allotment Statement will do so at their own risk. The Issuer, Registry, Dyno Nobel and the Lead Manager disclaim all liability, in negligence or otherwise, to any person who trades Dyno Nobel SPS before receiving their Allotment Statement, whether on the basis of a confirmation of allocation provided by any of them, the Dyno Nobel SPS Information Line or otherwise.

3.16 Allotment

The Issuer intends to issue up to 2.5 million Dyno Nobel SPS at an Issue Price of $100 each, to raise $250 million. The Issuer may accept oversubscriptions for up to an additional 0.5 million Dyno Nobel SPS to raise a further $50 million.

Allotment will not commence until all proceeds from accepted Applications have been received by the Issuer and ASX has granted permission for Dyno Nobel SPS to be quoted on ASX. The Issuer expects that Dyno Nobel SPS will be allotted to successful Applicants on 1 August 2007. The Issuer may change the Closing Dates and the Issue Date or may withdraw the Offer at any time before Allotment.

The Issuer reserves the right to issue less than $250 million of Dyno Nobel SPS.

3.17 Allocation Policy

The allocation policy for Institutional Investors and Syndicate Brokers will be determined during the Bookbuild.

The allocation policy for Eligible Shareholders and members of the general public will be determined after the Shareholder Priority Offer and General Offer Closing Date when all Applications have been received.

The Issuer reserves the right in the event of a scaleback to allocate under the Shareholder Priority Offer and the General Offer fewer Dyno Nobel SPS than Eligible Shareholders and members of the general public have applied for – possibly fewer than the minimum Application of 50 Dyno Nobel SPS or even no Dyno Nobel SPS. No assurance is given that any Applicant under either the Shareholder Priority Offer or the General Offer will receive an allocation.

If there is excess demand, Applications from Eligible Shareholders will receive preferential allocations over other Applicants who have applied under the General Offer. In order to be eligible for such allocation, Eligible Shareholders must tick the relevant box on the Application Form.

3.18 Bookbuild

In the period after lodgement of this Product Disclosure Statement and before the Opening Date, the Lead Manager will conduct a Bookbuild. As part of the Bookbuild, certain Institutional Investors and Syndicate Brokers will be invited to lodge bids for a maximum number of Dyno Nobel SPS within an indicative range for the Initial Margin. On the basis of those bids, the Initial Margin and the firm allocations of the Dyno Nobel SPS to Institutional Investors and Syndicate Brokers will be determined. The Dyno Nobel SPS allocated during the Bookbuild will be issued pursuant to this Product Disclosure Statement.

Application and settlement procedures for the Bookbuild will be notified to institutional investors and Syndicate Brokers by the Lead Manager.

3.19 Allocations to Broker Firm Applicants

The distribution of each allocation to Broker Firm Applicants by a Syndicate Broker will be at the discretion of that Syndicate Broker. That distribution will be subject to the terms and conditions of the Bookbuild and the offer made to that Syndicate Broker by the Lead Manager.

3.20 Cooling off rights

No cooling off rights apply to an investment in Dyno Nobel SPS.

3.21 Compliance with US tax requirements

Generally, no deduction from a Distribution on a Dyno Nobel SPS should be made in respect of US withholding tax if the Holder complies with certain conditions.

Each Applicant must ensure that each beneficial owner of a Dyno Nobel SPS ("Beneficial Owner") completes the appropriate US Withholding Tax Declaration, which will be despatched to Holders with their Allotment Statement. In the case of a joint Application (for example, a husband and wife), each Applicant must complete the appropriate US Withholding Tax Declaration, and this Section 3.21 applies to each Applicant. US Withholding Tax Declarations should be returned to the Issuer as soon as reasonably practicable.

3

Please note that the Beneficial Owner may not always be the same as the Applicant. For instance, this will occur if the Applicant is a nominee, trustee or custodian holding Dyno Nobel SPS on behalf of one or more Beneficial Owners.

The US Withholding Tax Declaration is designed to comply with two separate requirements of the US tax regime:

> Part A identifies the Beneficial Owner(s); and
> Part B identifies those Beneficial Owners who hold a 10% or greater interest in Dyno Nobel.

In accordance with the terms on the reverse of the US Withholding Tax Declaration, each Beneficial Owner must sign both Part A and Part B.

If a Beneficial Owner provides the US Withholding Tax Declaration without a US taxpayer identification number (TIN), the US Withholding Tax Declaration will generally remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect before that point. For example, a US Withholding Tax Declaration signed on 30 June 2007 remains valid through 31 December 2010. If a Beneficial Owner does not provide an updated US Withholding Tax Declaration upon expiration of a prior US Withholding Tax Declaration, Dyno Nobel LLC may become obliged to deduct or withhold additional taxes, and the Issuer may make corresponding deductions from Distributions paid to the relevant Holder.

3.21.1 US Withholding Tax Declaration – Part A – Identification of Beneficial Owners

To be exempt from US withholding tax, one of the following US Tax Withholding Declarations must be completed:

(a) for a Beneficial Owner who is engaged in a US trade or business and in respect of whom the income from Dyno Nobel SPS is treated as effectively connected with that trade or business: Substitute Form W-8ECI; or

(b) for a Beneficial Owner to whom sub paragraph (a) does not apply: Substitute Form W-8BEN.

If the Applicant is not the Beneficial Owner, the Applicant will instead need to complete Substitute Form W-8IMY, and attach to that form the appropriate US Withholding Tax Declaration (i.e. Substitute Form W-8BEN, Substitute Form W-8ECI, Substitute Form W-8IMY or Substitute Form W-8IMY) for each person on behalf of whom the Applicant will hold Dyno Nobel SPS. If the Applicant will hold Dyno Nobel SPS both for itself (as Beneficial Owner) and on behalf of others, the Applicant will need to complete one of the two forms referred to above in sub paragraph (a) or (b) as well as the Substitute Form W-8IMY.

Once the Dyno Nobel SPS are quoted on ASX, any future purchaser of Dyno Nobel SPS on ASX who has not already submitted a US Withholding Tax Declaration to the Issuer or whose purchase will make them a 10% Investor with respect to Dyno Nobel, will have to complete the relevant US Withholding Tax Declaration in respect of its Dyno Nobel SPS Holding and return it to the Issuer as soon as practicable but no later than five Business Days after the Record Date following the purchase.

3.21.2 US Withholding Tax Declaration – Part B – Declaration of holding in Dyno Nobel

The exemption from US withholding tax for "portfolio interest" only applies if a Beneficial Owner does not hold a 10% or greater interest in Dyno Nobel (a "10% Investor").

To ensure that Dyno Nobel LLC complies with its US withholding tax obligations, each Beneficial Owner must make certain representations and covenants regarding its ownership of interests in Dyno Nobel.

By signing Part B of the US Withholding Tax Declaration, each Beneficial Owner is deemed to have:

(a) represented, at the time of its initial investment in Dyno Nobel SPS, that the Beneficial Owner is not a 10% Investor with respect to Dyno Nobel;

(b) covenanted that the Beneficial Owner will, at any time in the future when the representation described in sub paragraph (a) is not true, immediately notify the Issuer of the change;

(c) certified the Beneficial Owner's understanding that, for purposes of determining the amount of voting power that the Beneficial Owner has in Dyno Nobel, US Federal income tax law will take into account:

   (i) interests in Dyno Nobel owned directly;

   (ii) interests in Dyno Nobel owned by family members;

   (iii) a proportional amount of interests in Dyno Nobel owned by any corporation, partnership, estate or trust of which the Beneficial Owner is a shareholder, partner or beneficiary;

(d) certified the Beneficial Owner's understanding that if the representation described in sub paragraph (a) above is not correct as of the date the Beneficial Owner makes the representation, or the covenant described in sub paragraph (b) above is not fulfilled at such future time when the representation becomes incorrect, the Distribution to which that Holder is entitled may be reduced, and that the Holder may be required to indemnify the Issuer for any additional amount required to be withheld from interest payments made to the Issuer on the Notes, plus any interest and penalties, if any, as a result of a Holder or Beneficial Owner failing to satisfy the documentation, certification and notification requirements described above.

3.22 Acknowledgment and privacy statement

The Application Form requires you to provide personal information to Dyno Nobel, the Issuer and the Registry. Dyno Nobel, the Issuer and the Registry collect, hold and use personal information to assess your Application for Dyno Nobel SPS, service your needs as a Holder, provide facilities and services that you request, provide you with marketing materials on behalf of Dyno Nobel, carry out appropriate administration in relation to your Dyno Nobel SPS holding and to comply with legislative and regulatory requirements, including crime prevention and investigation.

Dyno Nobel may also use your personal information to tell you about other products and services offered by Dyno Nobel or other members of the Dyno Nobel Group and in order to do that we may disclose your personal information to other member companies in the Dyno Nobel Group or to their third party service providers. Please contact the Registry on the number below if you do not consent to the use and disclosure of your personal information in these ways.

By submitting an Application Form, you agree that Dyno Nobel, the Issuer and the Registry may use the information provided by you on the Application Form for the purposes set out in this privacy statement and may disclose your personal information for those purposes to each other, the Lead Manager (or your broker), Dyno Nobel's related entities, agents, contractors and third party service providers (including mail houses and professional advisers), ASX, other regulatory authorities and in any case, where disclosure is required or allowed by law or where you have consented. If you do not provide the information required on the Application Form, the Issuer may not be able to accept or process your Application.

If you become a Holder, the Corporations Act requires the Issuer to include information about Holders (including name, address and details of the securities held) in its public register ("Register"). The information contained in the Register must be retained, even if you cease to be a Holder. Information contained in the Register is also used to facilitate payments including Distributions and corporate communications (including Dyno Nobel's financial results, annual reports and other information that Dyno Nobel wishes to communicate to Holders) and to ensure compliance by the Issuer and Dyno Nobel with legal and regulatory requirements.

Under the Privacy Act, you may request access to your personal information held by (or on behalf of) the Issuer, Dyno Nobel or the Registry, subject to certain exemptions under law. A fee may be charged for access. You can request access to your personal information or obtain further information about Dyno Nobel, the Registry's or the Issuer's privacy management practices by telephoning or writing to Dyno Nobel through the Registry as follows:

Computershare Investor Services Pty Limited
Level 2
60 Carrington Street
SYDNEY NSW 2000

The Issuer, Dyno Nobel and the Registry aim to ensure that the personal information they retain about you is accurate, complete and up-to-date. To assist them with this, please contact the Registry if any of the details you have provided change. If you have concerns about the completeness or accuracy of the information held about you, steps will be taken to correct it.

3.23 Enquiries and further information

This Product Disclosure Statement is important and requires your immediate attention. It should be read in its entirety. If you are unclear in relation to any matter or are uncertain if the Dyno Nobel SPS are a suitable investment, you should consult your stockbroker, solicitor, accountant and/or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt what action you should take, you should immediately contact your Syndicate Broker.

If you require assistance to complete the Application Form or additional copies of this Product Disclosure Statement, or you have administrative questions relating to the Offer you should call the Dyno Nobel SPS Information Line on 1800 502 497 (8.30am to 5.00pm AEST Monday to Friday).

The Dyno Nobel Business


4

Group Overview

Dyno Nobel Limited ("Company") was incorporated in Australia on 4 January 2006 and was listed on the Australian Stock Exchange ("ASX") on 7 April 2006. Dyno Nobel's principal activities are the manufacture and distribution of commercial explosives and related products and services in North America and Australia.

In North America, Dyno Nobel is the largest fully integrated manufacturer of a complete range of explosives, accessories and related services.

In Australia, Dyno Nobel offers a full range of explosives products, primarily selling to leading global resources companies.

The evolution of the new Dyno Nobel

December 2005 marked a fresh chapter in the Company's history. Dyno Nobel's then owner, a European private equity firm, Industri Kapital, sold Dyno Nobel Holding ASA, including all joint venture interests, to a consortium led by Macquarie Bank. The businesses in Europe, Africa, Latin America and Asia including some joint venture interests (except DetNet in South Africa) were divested. The remaining strong businesses in Australia, USA, Canada, the DetNet joint venture and CMMPM, Mexico formed the core of the new Dyno Nobel.

The financial results for Dyno Nobel's first full year as a public listed company exceeded prospectus forecasts.

Dyno Nobel is not affiliated with any global competitor through ownership or otherwise.

Stable platform for growth

GROUP STRUCTURE

DYNO
Dyno Nobel

~85% of earnings

North America

Revenue	US$1,023.2m
EBITDA	US$154.4m
Employees	3,114
Customers	700

> Largest market in the world
> Market leader
> Increasingly stringent regulatory environment
> Compelling industry fundamentals

Latin America
Established office and team

~15% of earnings

Asia Pacific

Revenue	US$216.1m
EBITDA	US$26.2m
Employees	400
Customers	50

> 3rd largest market in the world
> Strong growth forecast
> Moranbah (Global customer alliances)
> Excellent industry fundamentals

Asia
Business won in Indonesia/PNG,
TKEB (Malaysia), Fabchem (China)

dnx

2006 full year results on a statutory equity basis (A-IFRS).
Detnet loss not included.

4

The nature of the Dyno Nobel business

At the heart of Dyno Nobel's business is the production and distribution of explosives. Commercial explosives perform mechanical work such as excavation and dislodging or fragmenting rocks.

The main type of explosives products include:

- Ammonium nitrate fuel oil ("ANFO") mixtures – the most common ammonium nitrate ("AN") based explosives, produced by mixing porous prilled (granular) AN with fuel oil;
- Emulsions – water resistant explosives, for use in wet boreholes, produced by blending AN, oils and emulsifiers to create a thickened mixture; and
- Watergels – another form of water resistant explosives, produced by combining AN, various fuels and a chemically modified vegetable gum to create a product with a rubbery consistency.

Dyno Nobel also manufactures initiation systems ("IS") which are used to initiate the detonation of explosive materials in a safe and controlled environment. Customers of initiation systems seek expert service, reliability, accuracy and ease of use. A number of Dyno Nobel's recent acquisitions have enhanced the Company's expertise and distribution capacity in the IS sector.

Initiation systems have evolved over time to offer greater value, reliability, flexibility and safety to the customer.

Building a strong foundation

TIMELINE OF ACTIVITY

< 2005	2006				2007			
Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Maitland DN Canada	ETI Dyno East Kentucky Spanish Fork Assets South Miami Heavy Equipment Cheyenne Expansion St Lawrence Explosives	ASX Listing dnx Indonesia Increased funding	Angelini Drilling	Mountain State Bit Minnesota Explosives dnx Latin America Further increases in funding	Fabchem (China) Tradestar (US) DNM AN project announced Full year results exceed prospectus targets Maiden dividend announced Tenaga Kimia Ensign Bickford (Malaysia)	Castonguay (Canada) Evenson (US)	Hybrid Capital Raising Sasol Dyno Nobel (South Africa) (awaiting regulatory approval)	

There are three main categories of IS in use today:

- electric IS – where the initiation charge within the detonator is triggered via an electrical impulse. These products were developed in the 1930s and have largely been replaced by non-electric detonators in major Western markets. Electric detonators are still used for limited specific applications and in developing markets due to their low per unit cost;
- non-electric IS – where the initiation charge is triggered by a shock wave travelling through the inside of an explosive-lined shock tube. Non-electric detonators were developed in the late 1970s and offer a number of benefits including ease of use, flexibility, improved safety and a higher degree of blast timing accuracy; and
- electronic IS – these systems use microchip technology to achieve higher levels of blast timing accuracy than the older technologies.

The use of explosives in mines, quarries and construction projects greatly increases productivity and efficiency. Often customers' only alternative to using explosives is performing those tasks using heavy machinery or manual labour, which can be dangerous, expensive and time-consuming. In many cases, the scale and difficulty of the task makes non-explosive approaches simply not feasible. Major commercial explosives customers include companies in the energy industries, coal and metals miners, industrial quarries and the construction sector.

Dyno Nobel's largest end-user customers are located in some of the world's most intensely concentrated mining regions which include;

- Powder River Basin, Wyoming USA
- Bowen Basin, Queensland Australia
- Pilbara region, Western Australia
- Appalachian Coal Basin spanning eight US states

Dyno Nobel has been at the forefront of every major explosives innovation and this tradition continues.

Building a strong foundation

As part of a post-listing strategic review, Dyno Nobel decided on a carefully planned re-entry into select markets exited as a consequence of the sale. The terms of the sale agreement stipulated that Dyno Nobel could re-enter territories under another brand. As a result, a new brand, dnx, was formed. In April 2006, Dyno Nobel established a dnx office in Indonesia. A Latin American team has subsequently been established.

During 2006, ten acquisitions across North America were finalised and integrated, in part realising the Company's broader growth objectives. These acquisitions will not only provide additional earnings and underpin long-term growth, they also give the Company a greater foundation from which to expand products and services in areas such as drilling services and improve its manufacturing and distribution capabilities.

In 2007, Dyno Nobel acquired a 29.9% stake in Chinese explosives manufacturer Fabchem, giving the Company a strong and profitable platform for entry into China. The decision to proceed with the Dyno Nobel Moranbah (DN Moranbah) project, an AN plant in Moranbah, Queensland, at an estimated capital cost of A$520 million will position Dyno Nobel as the leading low cost supplier of AN in the Bowen Basin area of Queensland, one of the fastest growing AN markets globally. In May, the Company acquired 100% of the shares of Le Groupe, Castonguay Inc., the largest drilling and blasting company in Canada. Most recently, Dyno Nobel has agreed to acquire a 50% stake in Sasol Dyno Nobel, a South African initiation systems manufacturer.

Strategy for growth

Dyno Nobel is committed to continued growth through global expansion from increased production, wider product ranges and deeper customer relationships. This growth is expected to be achieved organically, through further bolt-on, and potentially major, acquisitions as well as joint ventures and alliances.

Dyno Nobel management continually evaluates acquisition opportunities that meet the company's strategy for growth in its core existing businesses as well as in complementary and adjacent sectors. Such opportunities are subject to rigorous evaluation by both Dyno Nobel management and Board.

Acquisition funding is determined in consideration of Dyno Nobel's short and long-term financial objectives. As such, acquisitions may be undertaken that whilst meeting Dyno Nobel's strategic objectives may adversely impact the company's financial position, particularly in the near-term, including key financial metrics such as leverage and interest coverage ratios.

Dyno Nobel's financial policies are underpinned by the need to operate within our debt facilities. In addition Dyno Nobel targets a net debt to EBITDA ratio of 2.75x to 3.00x over the medium to long term (post completion of DN Moranbah).

Key investment highlights

Leading market positions

Dyno Nobel is the market leader (by revenue) in North America, the largest explosives market in the world. Dyno Nobel is also the number two explosives supplier in Australia, the third largest market in the world.

Strong outlook for explosives demand

Today the global economy is undergoing a super cycle of commodity demand and developing economies now account for more than half of global GDP and two thirds of global economic growth. The economies of the developing world and their requirements for metals, energy, housing and infrastructure underpin the need for explosives with estimates of the global market approaching US$8 billion annually.

4

GLOBAL GROWTH OPPORTUNITIES – TOTAL MARKET SIZE AND GROWTH

North America
Market size: US$2.0 billion
0–2% p.a. volume growth

Western Europe
Market size: US$0.7 billion
0–1% p.a. volume growth

Eastern Europe inc Russia
Market size: US$0.5 billion
4–6% p.a. volume growth

China
Market size: US$1.2 billion
~10% p.a. volume growth



Central and South America
Market size: US$0.7 billion
4–6% p.a. volume growth

Africa
Market size: US$0.6 billion
1–2% p.a. volume growth

Asia Pacific
Market size: US$1.1 billion
4–6% p.a. volume growth

Global growth opportunities

In China, growth in demand for explosives matches GDP growth at around 10%. North American volume growth is currently running at between 0–2% in a market exceeding US$2 billion. The major markets of Eastern Europe, Latin America and Asia Pacific currently account for over US$2 billion in expenditure on explosives products and that demand is growing at 4–6% per year.

Dyno Nobel's current footprint spans more than 300 manufacturing sites, distribution centres, plants, research laboratories and offices across North America and Asia Pacific. The recent expansion activities have also positioned the Company to enter some of the fastest growing markets in the future.

Business models

Dyno Nobel tailors its business model to the needs of its customers and the variety of its markets. In North America, Dyno Nobel sells its products through a range of distribution channels including direct-to-customer, joint venture and independent distributors which span manufacturing, seismic, initiation systems and drill and blast operations. These channels give us access to local expertise, market knowledge and distribution capacity.

In Asia, coal and metals are the key industry sectors and Dyno Nobel works directly with the major mining houses. The Company's investment in the estimated A$520 million Moranbah ammonium nitrate plant (situated in the coal producing Bowen Basin region of Queensland, north eastern Australia), is based on long-term agreements with major mining houses.

Dyno Nobel will continue to deliver products and services via the business model most appropriate to the markets and customers it serves.

One of Dyno Nobel's strengths is its relationship with customers. The company supports customers at some of the most challenging locations in the world, regardless of the conditions.

Strong earnings profile

Dyno Nobel's core business in North America and Asia Pacific has benefited in recent years from the strong global demand for resources and commodities.



North American Revenue (FY06) End User Segment

- Private Label 3%
- International/Other 5%
- Metals Mining 11%
- Agricultural Chemicals 5%
- Coal Mining 35%
- Quarry & Construction 41%



Australian Revenue (FY06) by Customer Segment

- Coal Mining 40%
- Metals Mining 60%



North American Revenue (FY06) by Product Category

- Other 6%
- Packaged 4%
- Boosters & Dynamite 9%
- IS 24%
- AN 57%



Australian Revenue (FY06) by Product Category

- Other 15%
- Packaged 3%
- Boosters 4%
- IS 16%
- AN 62%

Strong global demand



4

Board of Directors

Geoffrey Tomlinson
Chairman

B.Ec
Term of office: Chairman since February 2006.

Independent: Yes

Skills and experience:
Twenty-nine years with the National Mutual Group, six years as Group Managing Director and Chief Executive Officer until 1998.

Directorships of listed entities within the last three years, other directorships and offices (current and recent):

> Director of National Australia Bank Limited (since March 2000)
> Chairman of National Wealth Management Holdings Limited; a fully owned subsidiary of National Australia Bank Limited (since August 2000)
> Chairman of Programmed Maintenance Services Limited (since October 1999)
> Director of Amcor Limited (since March 1999)
> Former Deputy Chairman of Hansen Technologies (director since March 2000 to April 2006)
> Former director of Funtastic Limited (from May 2000 to May 2006)
> Former director of Mirrabooka Investments Limited (from February 1999 to March 2006)
> Former director of Reckon Limited (from June 1999 to August 2004)

Board Committee membership:
Entitled to attend all Board Committees ex-officio

Peter Richards
Chief Executive Officer

B.Comm
Term of office: Chief Executive Officer since December 2005.

Executive Director since February 2006.

Independent: No

Skills and experience:
Over 16 years' experience in the explosives industry. Joined Dyno Nobel's Australian operations in 1991. In 2000 was appointed Senior Vice President of Dyno Nobel Asia Pacific, and in 2002 Senior Vice President of Dyno Nobel North America.

Directorships of listed entities within the last three years, other directorships and offices (current and recent): None

Ralph Harnett
Non-executive Director

B.Sc, MBA
Term of office: Non-executive Director since February 2006.

Independent: Yes

Skills and experience:
Brings extensive international experience in the strategic management and leadership of large corporations to the Board. Ralph brings a strong understanding of the Company's products and services, including explosives' technology and blasting services.

Directorships of listed entities within the last three years, other directorships and offices (current and recent):

> Director of Krannert School of Business Purdue University (since December 1999)
> Former President and Chief Executive Officer of Ensign-Bickford Industries Inc. (from October 1998 to October 2004)
> Former director of Connecticut Business and Industry (from December 1998 to December 2003)
> Former Senior Vice President, Energy and Telecom of Raychem Corporation (from January 1994 to August 1998)

Board Committee membership:
Member Remuneration and Nomination Committee
Member Safety and Operational Risk Committee



Rod Keller
Non-executive Director

B.E (Mech) FIEA
Term of office: Non-executive Director since February 2006.

Independent: Yes

Skills and experience: Rod Keller's professional career spans some 42 years predominantly in the resource sector. Directorships of listed entities within the last three years, other directorships and offices (current and recent):

- Director of the Australian group companies of Norfolk Limited (since February 2006)
- Director of Macquarie Communications Infrastructure Limited (since September 2002)
- Director of Macquarie Communications Infrastructure Management Limited (since March 2003)
- Former Chairman of Gasnet Australia Limited (from 2001 to 2006)
- Former director of National Electricity Code Administrator (NECA) (from 2001 to 2006)

Memberships:
Fellow of the Institute of Engineers Australia (FIEA)

Board Committee membership:
Chairman Remuneration and Nomination Committee
Member Safety and Operational Risk Committee

Jock Muir
Non-executive Director

ACA, CA
Term of office: Non-executive Director since February 2006.

Independent: No

Skills and experience: Over 20 years of experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates.

Directorships of listed entities within the last three years, other directorships and offices (current and recent):
None

Board Committee membership:

Chairman Safety and Operational Risk Committee
Member Audit and Compliance Committee

Memberships:

The Institute of Chartered Accountants of Scotland
The Institute of Chartered Accountants in Australia

David Walsh
Non-executive Director

LLB
Term of office: Non-executive Director since February 2006.

Independent: Yes

Skills and experience: Experienced company director with a wide background in corporate and commercial law.

Directorships of listed entities within the last three years, other directorships and offices (current and recent):

- Chairman of Templeton Global Growth Fund Ltd (since August 1998)
- Director of Macquarie Infrastructure Investment Management Limited (the responsible entity of Macquarie Infrastructure Group) (from March 2004)
- Director of PaperlinX Limited (from July 2000)
- Former director of Asia Pacific Specialty Chemicals Limited (1994 to 2002)
- Former Partner in the law firm Mallesons Stephen Jaques

Board Committee membership:

Chairman Audit and Compliance Committee
Member Remuneration and Nomination Committee

David Wills
Non-executive Director

B.Comm FCA
Term of office: Non-executive Director since August 2006.

Independent: Yes

Skills and experience: David Wills is a Chartered Accountant and was an audit partner with PricewaterhouseCoopers for 25 years. He was the Deputy Chairman of PricewaterhouseCoopers Australia for four years (2000 to 2004).

Directorships of listed entities within the last three years, other directorships and offices (current and recent):

- Director of Clover Corporation Limited (since January 2005)
- Director of Washington H Soul Pattinson and Company Limited (since April 2006)
- Director of Souls Private Equity Limited (since October 2004)
- Director of Lumley General Insurance Limited (since February 2005)
- Director of Wesfarmers Federation Insurance Limited (since February 2005)
- Director of Australian International Insurance Limited (since January 2007)

Memberships:
Chairman of Board of Governors of the Sir David Martin Foundation
Fellow of the Institute of Chartered Accountants in Australia

Board Committee membership:
Member Audit and Compliance Committee

Financial Information


5

5.1 Overview

This section contains a summary of pro forma historical financial information (the "Pro forma Financial Information") in respect of Dyno Nobel and its subsidiaries ("Dyno Nobel Group") comprising:

> Pro forma historical statement of revenue and EBITDA of the Dyno Nobel Group for the year ended 31 December 2006 prior to the impact of the acquisition of Le Groupe, Castonguay Inc., Tradestar, and Tenaga Kimia Ensign Bickford and a 29% stake in Fabchem China Limited ("Acquisition Businesses");

> Pro forma combined historical statement of revenue and EBITDA reflecting the impact of the Acquisition Businesses and the Capital Project on the Dyno Nobel Group and the other pro forma adjustments set out in Section 5.3.1 (the "Pro forma Combined Historical Statement of Revenue and EBITDA");

> Pro forma historical balance sheet of the Dyno Nobel Group as at 31 December 2006 prior to the impact of the Acquisition Businesses, the Capital Project and the Offer; and

> Pro forma combined historical balance sheet of the Dyno Nobel Group reflecting the impact of the Acquisition Businesses and the Capital Project on the Dyno Nobel Group, the adjustments required to reflect the Offer and the other pro forma adjustments set out in Section 5.4.2 (the "Pro forma Combined Historical Balance Sheet").

The Pro forma Historical Financial Information presented is that of the Dyno Nobel Group on a consolidated basis. No historical or pro forma financial information has been provided in respect of the Dyno Nobel SPS Trust as it is a newly established entity for this issue.

The Pro forma Historical Financial Information has been prepared in order to provide investors with an indication of the potential impact of the Acquisition Businesses, the Capital Project and the Offer on the Dyno Nobel Group. The Pro forma Historical Financial Information does not illustrate the financial position that would have been in place had the acquisition of the Acquisition Businesses or the Capital Project occurred as at 31 December 2006 nor the financial performance that would have occurred had all the Acquisition Businesses been acquired or had the Capital Project commenced at the beginning of the 2006 financial year, principally because:

> the financial information has not been adjusted for changes in capital structure, debt structuring, cost savings; and

> the determination of the fair value of assets and liabilities acquired, including intangible assets in respect of the Acquisition Businesses, will need to be finalised. As discussed at Section 5.4.3 the valuation of assets, in particular intangible assets, can be a complex and time consuming exercise that will need to be completed by Dyno Nobel post transaction. For the purposes of preparing the Pro forma Combined Historical Balance Sheet the unaudited book values of the Acquisition Businesses have been used. These values have been provisionally restated to their estimated fair value by Dyno Nobel management. The debt funding attributable to the acquisition of the Acquisition Businesses has also been reflected in the Pro forma Combined Historical Balance Sheet.

On 14 May 2007 Dyno Nobel executed a share purchase agreement to acquire 50% of the share capital of Sasol Dyno Nobel Proprietary Limited. The Pro forma Historical Financial Information does not reflect this acquisition on the basis that completion of this transaction is subject to obtaining approval from the Republic of South Africa Competition Tribunal.

All financial information included in this section is denominated in United States Dollars (USD) unless otherwise noted. Where, in the preparation of the pro forma historical information, Australian dollar (AUD) denominated transactions have been required to be translated, these transactions have been translated using an USD/AUD exchange rate of 0.82.

This section should be read in conjunction with the risk factors as set out in Section 6, when considering the financial information and assessing the future performance of Dyno Nobel.

5.2 Basis of preparation

The Pro forma Historical Financial Information included in this section has been prepared in accordance with the recognition and measurement principles of AIFRS. The Pro forma Historical Financial Information is presented in an abbreviated form and does not comply with all the presentation and disclosure requirements of AIFRS and the Corporations Act.

The Pro forma Historical Financial Information has been prepared using the same accounting policies as disclosed in the audited consolidated financial statements of the Dyno Nobel Group for the year ended 31 December 2006. A copy of these financial statements can be downloaded from Dyno Nobel's website www.dynonobel.com

5

5.2.1 Pro forma Combined Historical Statement of Revenue and EBITDA

The Pro forma Combined Historical Statement of Revenue and EBITDA has been presented based on the aggregation of the following:

- the historical financial information for the Dyno Nobel Group as extracted from the audited consolidated financial statements of the Dyno Nobel Group for the year ended 31 December 2006;
- the pro forma historical financial information for the Acquisition Businesses for the twelve months ended 31 December 2006 which is unaudited;
- this pro forma financial information has been compiled by Dyno Nobel management based on limited financial information available to Dyno Nobel as at the date of this Product Disclosure Statement; and
- the other pro forma adjustments set out in Section 5.3.1.

The Pro forma Combined Historical Statement of Revenue and EBITDA has been presented before depreciation, amortisation, financing activities and income tax. The presentation of a full pro forma historical income statement is not possible due to the limited due diligence information available in relation to the Acquisition Businesses. Further, a full pro forma historical income statement is not considered to be representative given the potential financial impact of the following matters:

- The different debt and capital structures of the Dyno Nobel Group and the Acquisition Businesses;
- The varied timing of the acquisition of the various Acquisition Businesses and the finalisation of the valuation of assets, liabilities and contingent liabilities acquired;
- The magnitude of the, as yet, unidentified intangible assets, which may or may not attract future significant amortisation charges;
- Potential cost savings or the expected potential costs from the integration of the Acquisition Businesses into the Dyno Nobel Group;
- The associated taxation implications of the above.

5.2.2 Pro forma Combined Historical Balance Sheet

The Pro forma Combined Historical Balance Sheet has been prepared based on the aggregation of the following:

- the historical balance sheet of the Dyno Nobel Group extracted from the audited consolidated financial statements of the Dyno Nobel Group for the year ended 31 December 2006;
- pro forma historical balance sheet for the Acquisition Businesses as at 31 December 2006 which is unaudited. This pro forma financial information has been compiled by Dyno Nobel management based on limited financial information available to Dyno Nobel during due diligence;
- the other pro forma adjustments set out in Section 5.4.2.

5.3 Pro forma Combined Historical Statement of revenue and EBITDA

The table below sets out the Pro forma Combined Historical Statement of Revenue and EBITDA on the basis described in Section 5.2.1.

(US$ million)	Dyno Nobel Group Year ended 31 December 2006[1]	Pro forma Acquisition Businesses and Capital Project adjustments	Pro forma Offer and other adjustments	Pro forma Combined Historical Statement of Revenue and EBITDA Year ended 31 December 2006
Revenue	1,239	68	–	1,307
EBITDA including significant items	176	11	(5)	182
Significant items	(7)[2]	–	5	(2)
EBITDA excluding significant items	169	11	–	180

1 The historical financial information for the Dyno Nobel Group has been extracted from the audited consolidated financial statements of the Dyno Nobel Group for the year ended 31 December 2006.

2 Refer to the significant items as disclosed in the audited consolidated financial statements of the Dyno Nobel Group for the year ended 31 December 2006.

5.3.1 Description of pro forma adjustments to historical statement of Revenue and EBITDA

The pro forma acquisition adjustments made to the Dyno Nobel historical statement of revenue and EBITDA in preparation of the Pro forma Combined Statement of Revenue and EBITDA, are summarised below.

(i) Adjustments to reflect the revenue and EBITDA of the Acquisition Businesses based on their unaudited results for the 12 months ended 31 December 2006 which have been compiled by Dyno Nobel management based on limited financial information available to Dyno Nobel as at the date of this Product Disclosure Statement.

(ii) Adjustment to reflect the expense of US$5 million in respect of certain restructuring activities undertaken since 31 December 2006 which are also considered to be a significant item.

(iii) It is assumed that there were no material transactions between the Dyno Nobel Group and the Acquisition Businesses that would require elimination upon consolidation.

(iv) It is assumed that there were no significant items in the Acquisition Businesses' unaudited financial information for the 12 months ended 31 December 2006.

5

5.4 Pro forma Combined Historical Balance Sheet

The table below sets out the Pro forma Combined Historical Balance Sheet described in Section 5.2.2.

(US$ million)	Audited Dyno Nobel Group 31 December 2006[1]	Pro forma Acquisition Businesses and Capital Project adjustments	Pro forma Offer and other adjustments	Pro forma Combined Historical Balance Sheet
ASSETS				
Current assets				
Cash and cash equivalents	33	2	–	35
Trade and other receivables	160	22	–	182
Inventories	108	6	–	114
Current tax assets	8	–	–	8
Other	25	–	–	25
Total current assets	**334**	**30**	–	**364**
Non-current assets				
Investments accounted for using the equity method	54	29	–	83
Other financial assets	35	–	–	35
Property, plant and equipment	395	72	(4)	463
Deferred tax assets	28	–	4	32
Intangible assets	159	25	–	184
Total non-current assets	**671**	**126**	–	**797**
Total Assets	**1,005**	**156**	–	**1,161**
LIABILITIES				
Current liabilities				
Trade and other payables	(161)	(8)	–	(169)
Borrowings	(14)	(8)	–	(22)
Current tax liabilities	(5)	(5)	–	(10)
Provisions	(16)	–	–	(16)
Total current liabilities	**(196)**	**(21)**	–	**(217)**
Non-current liabilities				
Borrowings	(508)	(135)	198	(445)
Provisions	(71)	–	(1)	(72)
Total non-current liabilities	**(579)**	**(135)**	**197**	**(517)**
Total Liabilities	**(775)**	**(156)**	**197**	**(734)**
Net Assets	**230**	–	**197**	**427**
Equity				
Issued capital	303	–	19	322
Other equity	11	–	–	11
Reserves	13	–	–	13
Retained earnings/(losses)	(97)		(22)	(119)
Parent entity interest	230	–	(3)	227
Minority Interest – Dyno Nobel SPS	–	–	200	200
Total Equity	**230**	–	**197**	**427**

1. The historical financial information for the Dyno Nobel Group has been extracted from the audited consolidated financial statements for the year ended 31 December 2006.

5.4.1 Impact of reverse acquisition accounting

In accordance with AASB 3 Business Combinations, the acquisition of Dyno Nobel Holding ASA by Dyno Nobel on 5 April 2006 was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holding ASA.

The consolidated balance sheet includes the existing consolidated net assets of Dyno Nobel Holding ASA and its controlled entities measured at their historical cost rather than the fair value as at the date of their acquisition by Dyno Nobel Limited.

5.4.2 Description of pro forma adjustments to historical balance sheet

The pro forma adjustments made to the Dyno Nobel Group historical balance sheet in preparation of the Pro forma Combined Historical Balance Sheet, are summarised below.

(i) The pro forma Acquisition Businesses adjustments which comprise:

> The acquisition of the Acquisition Businesses for a total combined purchase consideration including direct costs incurred in consummating the acquisition, of US$77.8 million, funded via the draw down of debt of US$77.8 million under existing facilities.

> The assumed acquisition and consolidation of the unaudited balance sheets of the Acquisition Businesses as at 31 December 2006. The unaudited book values have been provisionally restated to their estimated fair values by Dyno Nobel management, including the recognition of intangible assets (including goodwill) of US$25 million. This financial information has been compiled by Dyno Nobel management based on limited financial information available to Dyno Nobel as at the date of this Product Disclosure Statement.

The actual nature and quantum of identifiable intangible assets and residual goodwill to be recognised in the Dyno Nobel Group financial statements will be determined with reference to the fair value of all assets, liabilities and contingent liabilities acquired at the date of transaction completion. A formal analysis of the fair value of the net assets acquired will be performed post transaction completion, and Dyno Nobel will assess the value of all assets liabilities and contingent liabilities acquired. Any adjustment to these fair values will likely have an equal and opposite impact on goodwill recorded on the acquisition of the Acquisition Businesses. Accordingly, any such adjustments will likely have no impact on the aggregate net assets of the Dyno Nobel Group but could have an impact on any potential amortisation charges in future financial periods. A description of the nature of potential intangible assets which may be identified is set out in Section 5.4.3.

> An adjustment to reflect the increase in capital work in progress, including capitalised interest, from 31 December 2006 to 31 May 2007 of US$48.7 million in respect of the Capital Project. This adjustment is based on the unaudited management accounts of the Dyno Nobel Group.

> An adjustment to reflect the impact of certain asset writedowns and recognition of provisions, net of income tax effect, of US$3.2 million in respect of the restructuring activities referred to in Section 5.3.1.

> The pro forma Dyno Nobel Group dividend adjustment reflects the payment by Dyno Nobel of an interim dividend in respect of the financial year ending 31 December 2007 of US$18.8 million (A$22.9 million) on 27 April 2007 and the financial impact of the Dividend Reinvestment Plan.

(ii) The pro forma Offer adjustment assumes that A$250 million of Dyno Nobel SPS are issued for cash, less expenses of A$8.6 million (US$7.0 million), giving net cash proceeds of A$241.4 million (US$197.9 million). No pro forma adjustment has been made for oversubscriptions.

5.4.3 Acquisition accounting

The provisional fair value of the Acquisition Businesses' net assets at 31 December 2006 has been used for the purpose of preparing the Pro forma Combined Historical Balance Sheet. Under AASB 3 Business Combinations, all of the Acquisition Businesses' identifiable assets, liabilities and contingent liabilities, including intangible assets, will need to be identified and valued. This will be finalised post completion. The purchase price will then be allocated to the fair value of these assets, liabilities, and contingent liabilities with any residual allocated to goodwill. Many intangible assets that would have been subsumed within goodwill under previous accounting standards must now be separately identified and valued. The valuation of such assets can be a complex and time-consuming process that may require specialist skills and detailed information about the businesses acquired, which currently is not available to Dyno Nobel. In addition, each of the identifiable intangibles acquired may have a limited life and must be amortised over that life in contrast to goodwill, which is not amortised under Australian accounting standards. The acquisition accounting is expected to be completed in August 2007. The types of intangible assets that may be acquired as part of the acquisition of the Acquisition Businesses are set out below. These examples are not intended to be exhaustive:

> customer contracts and the related customer relationships
> customer lists
> supplier contracts
> computer software and technology
> trademarks and trade names

In addition, under Australian accounting standards there are specific rules regarding the calculation of the fair value of assets, liabilities and contingent liabilities acquired. The application of these rules may significantly vary the historical cost of the assets and liabilities acquired and impact the profitability of the business going forward.

5

5.5 Selected financial ratios

	Dyno Nobel Group Year Ended 31 December 2006	Pro forma Year Ended 31 December 2006 including Acquisition Businesses and Capital Project adjustments	Pro forma Year Ended 31 December 2006 including the Offer, the Acquisition Businesses and Capital Project adjustments
EBITDA (US$m)[1]	169	180	180
Net interest expense[1] (US$m)	29	34	22
Net Debt[1] (US$m)	489	630	432
Net Debt/EBITDA	2.89	3.50	2.40[2]
Interest Coverage (EBITDA/net interest expense)	5.83x	5.29x	8.18x
Interest + Distribution Coverage (EBITDA/(net interest expense + Distribution Payment))	5.83x	5.29x	4.50x
Distribution Coverage ((EBITDA – net interest expense)/ Distribution Payment)	n/a	n/a	8.78x

1 The historical financial information for the Dyno Nobel Group has been extracted from the audited financial statements for the year ended 31 December 2006. Net interest expense refers to net financing costs as disclosed in those audited financial statements.

2 For the purposes of the calculation of the pro forma Net Debt/EBITDA ratio, EBITDA refers to the pro forma combined EBITDA excluding significant items as shown in Section 5.3.

5.5.1 Description of pro forma adjustments to selected financial ratios

The pro forma historical financial information above assumes the following:

(i) Dyno Nobel SPS – The issuance of the Dyno Nobel SPS takes place effective 1 January 2006. The Dyno Nobel SPS will result in an amount equal to the proceeds of the issue (net of costs of the issue) being added to equity in the Dyno Nobel Group consolidated financial statements under AIFRS.

(ii) Net interest expense – In determining the pro forma interest expense, the actual historical interest expense for the year ended 31 December 2006 has been:

> increased by US$5.9 million to reflect the additional net debt of US$77.8 million arising from Acquisition Businesses; and

> decreased by US$12.3 million to reflect the debt of US$205 million assumed to be repaid via the issue of the Dyno Nobel SPS. The interest in respect of the funding of the Capital Project of US$5 million has been capitalised in property, plant and equipment.

The pro forma net interest expense has been calculated assuming a continuity in the hedge effectiveness adopted in relation to the Group's interest rate swap derivatives to that applied to the historical financial information.

(iii) Distribution coverage – It has been assumed in the pro forma historical ratios that the Distribution Rate is 8.765% on the A$250 million Dyno Nobel SPS issued, resulting in an annual Distribution payment of US$18.0 million (A$21.9 million). The actual Distribution Rate of the Dyno Nobel SPS issued will be determined in a bookbuild process, and may differ from these assumptions.

Risk Factors


6
BOOSTER

6

6.1 Introduction

This section identifies the areas that are believed to be the major risks associated with an investment in Dyno Nobel SPS. Prospective investors should note that this list of risks is not exhaustive.

Some risks are specific to both an investment in Dyno Nobel SPS and Dyno Nobel itself whilst other risks are general investment risks, which may materially and adversely affect the performance and value of Dyno Nobel SPS. Many of these risks are outside the control of the Issuer, Dyno Nobel and their respective directors.

An investment in Dyno Nobel SPS should be considered in light of these risks, both general and specific. Each of the risks set out below could, if they eventuate, have a materially adverse impact on the Dyno Nobel SPS.

Prior to making an investment decision, prospective investors should read the entire Product Disclosure Statement and carefully consider the following risk factors. Investors should have regard to their own investment objectives and financial circumstances and should seek professional guidance from their stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest.

6.2 Dyno Nobel SPS Specific Risks

The risks associated with investment in Dyno Nobel SPS include, but are not limited to:

6.2.1 Distributions

Dyno Nobel SPS are not debt instruments and Distributions are not the same as interest payments. Holders are not entitled to a Distribution if the Issuer uses its discretion not to pay a Distribution.

The Dyno Nobel SPS Trust is reliant upon receipt of distributions from Dyno Nobel LLC to have the funds to pay Distributions. Accordingly if the Dyno Nobel LLC elects not to make a distribution, the Issuer will not be in a position to elect to pay a Distribution to Holders.

The financial position of the Dyno Nobel Group may affect whether distributions are paid by Dyno Nobel LLC.

Distributions are non cumulative, and therefore if a Distribution or part of a Distribution is not paid in any period, it need not be made up in any subsequent periods and may never be paid.

6.2.2 No limit on Dyno Nobel Group indebtedness

Dyno Nobel may incur further indebtedness or issue further Dyno Nobel SPS or other similar instruments, without the prior consent of Holders, including indebtedness which may rank ahead, equally or behind Holders in a winding up of Dyno Nobel. Further indebtedness could arise as a result of further acquisitions as described in Section 6.3.5. The level or conditions of current or future indebtedness, a further issue of Dyno Nobel SPS or of other instruments, may adversely affect the ability of Dyno Nobel LLC to make distributions on the LLC Preference Shares and therefore adversely affect the ability of the Issuer to pay Distributions on the Dyno Nobel SPS;

6.2.3 Limited right for Holders to require Realisation

Dyno Nobel SPS are perpetual and have no maturity date.

Holders have no right to require redemption of their Dyno Nobel SPS. Further, Holders have no right to require Realisation of their Dyno Nobel SPS, except to request that Dyno Nobel Realise some or all of the Holder's Dyno Nobel SPS following a Change of Control Event. In addition Holders have a right to receive a Dyno Nobel Preference Share and have it redeemed if a Dyno Nobel Breach of Undertakings Event or a Voluntary LLC Winding Up occurs. However, redemption is subject to Dyno Nobel having sufficient profits or proceeds from a share issue made for that purpose.

On receipt of a request for Realisation, Dyno Nobel must elect to do one or more of Repurchase, Exchange or Resell the Dyno Nobel SPS. The decision as to which one of Repurchase, Exchange or Resale (or what combination is chosen) lies with Dyno Nobel. The timing or occurrence of Repurchase, Exchange or Resale may not accord with the preference of individual Holders and may be disadvantageous in light of market conditions or individual circumstances. As a result of a Realisation, investors may become holders of Ordinary Shares.

Otherwise, Dyno Nobel SPS can only be disposed of by sale. Holders who wish to sell their Dyno Nobel SPS may be unable to do so at a price at or above the amount they have paid for them, or at all, if insufficient liquidity exists in the market for Dyno Nobel SPS.

6.2.4 Issuer ability to vary terms

Under the Remarketing process, the Issuer could determine a lower Margin (except on a New Credit Rating Remarketing) or amend other terms of the Dyno Nobel SPS if there has been a Successful Remarketing process. These changes may be considered less attractive to Holders. If the Issuer sets a new Margin following a Successful Remarketing process, any Holder who requested a margin higher than the new Margin or who requested the Step-up Margin, will have their Dyno Nobel SPS Realised by such method as determined by Dyno Nobel.

6.2.5 Rights of Holders in a winding up of Dyno Nobel

If a winding up of Dyno Nobel occurs, or the appointment of a receiver, administrator, provisional liquidator or similar insolvency occurs in respect of Dyno Nobel, Holders are entitled to be issued a fully paid Preference Share in Dyno Nobel (with the right in a winding up to receive a Liquidation Amount equal to their issue price in redemption of their Dyno Nobel Preference Share).

The right to be paid the Liquidation Amount ranks in a winding up of Dyno Nobel behind all creditors of Dyno Nobel.

In the event of a shortfall of funds on a winding up of Dyno Nobel, there is a risk that Holders will not receive a full, or any, return of the Liquidation Amount.

6.2.6 Distribution Rate

The Distribution Rate payable on Dyno Nobel SPS is calculated for each Distribution Period by reference to the Market Rate plus the Margin.

The Market Rate is floating and influenced by a number of factors. The Distribution Rate will fluctuate and may increase or decrease over time in line with movements in the Market Rate. There is a risk that the Market Rate will fall significantly, impacting the Distribution Rate adversely.

6.2.7 Liquidity and realisation risk

There may be relatively few, or many, potential buyers or sellers of Dyno Nobel SPS on ASX at any time. This may affect the volatility of the market price of the Dyno Nobel SPS. It may also affect the prevailing market price at which Holders are able to sell their Dyno Nobel SPS. This may result in Holders receiving a market price for their Dyno Nobel SPS that is less or more than the price that Holders paid. The market for Dyno Nobel SPS may be less liquid than the market for Dyno Nobel Ordinary Shares.

6.2.8 Accounting classification of Dyno Nobel SPS, Tax and Regulatory Events

Dyno Nobel has the right to Realise Dyno Nobel SPS if certain events occur relating to changes in the accounting treatment of the Dyno Nobel SPS or LLC Preference Shares.

Dyno Nobel also has the right to Realise Dyno Nobel SPS if there is a Tax Event. A Tax Event may occur where there is a change in tax treatment (including loss of tax deductibility) of payments or receipts by any member of the Dyno Nobel Group or the Dyno Nobel SPS Trust in connection with the Dyno Nobel SPS or investment by Dyno Nobel LLC in the Dyno Nobel Group in a relevant tax jurisdiction. Relevant tax jurisdictions are Australia and the United States of America and other jurisdictions in which a member of the Dyno Nobel Group is resident or carries on business, if that member has been funded by Dyno Nobel LLC.

In addition, Dyno Nobel has the right to Realise Dyno Nobel SPS if a change in law or administration relating to securities or a change in ASX Listing Rules imposes additional requirements which Dyno Nobel directors determine to be unacceptable. In any of these circumstances, Dyno Nobel would be entitled to Realise Dyno Nobel SPS.

The method and date by which Dyno Nobel elects to Realise Dyno Nobel SPS may not accord with the preference of individual Holders. This may be disadvantageous in light of market conditions or your individual circumstances.

6.2.9 General taxation considerations

A general outline of the taxation consequences in Australia of investing in Dyno Nobel SPS is set out in Section 8. It is not intended to provide specific advice in relation to the circumstances of any particular investor. Accordingly, investors should seek independent advice in relation to their own individual taxation position. Dyno Nobel has not obtained a class ruling or private tax ruling from the Australian Tax Office in respect of the tax treatment of the Dyno Nobel SPS.

Investors should be aware that any future changes in Australian tax law, including changes in interpretation or application of the law by the courts or taxation authorities in Australia, may affect the taxation treatment of the acquisition, holding and disposal of Dyno Nobel SPS.

Holders need to give a US Withholding Tax Declaration to the Registry before payment of a Distribution or a deduction may be made from their Distribution.

6.2.10 Withholding tax

For US Federal income tax purposes, the Issuer and Dyno Nobel LLC will elect to be treated as partnerships, the result of which is that each Holder will be considered for such purposes to receive directly that portion of the interest income from the Notes to which it becomes entitled as a result of owning Dyno Nobel SPS. In such case, interest paid to a Holder generally should be treated as "portfolio interest" that is not subject to US withholding tax, except as described below.

Each Beneficial Owner must satisfy certain documentation requirements under the US Code to support its eligibility for the "portfolio interest" (or any other) exemption from US withholding tax with respect to such interest (including, for example, providing the Issuer with US Withholding Tax Declarations or providing any intermediary through which such Beneficial Owner holds Dyno Nobel SPS with documentation upon which the intermediary can rely to treat such investor as not being a US person).

The exemption from US withholding tax for "portfolio interest" will not apply to a Beneficial Owner that is treated as a 10% Investor with respect to Dyno Nobel US. Accordingly, the interest paid on the Notes that is earned by a Beneficial Owner that is a 10% Investor with respect to Dyno Nobel US would be subject to US withholding tax. To ensure that Dyno Nobel LLC complies with its US withholding tax obligations and to ensure that deductions are not made from Distributions to a Holder, a Beneficial Owner must:

> represent, at the time of its initial investment in Dyno Nobel SPS, that it is not a 10% Investor with respect to Dyno Nobel; and

> covenant that it will give notice to the Issuer if it becomes a 10% Investor with respect to Dyno Nobel.

6

Please note that although the US withholding tax result is technically based on whether a Beneficial Owner is a 10% Investor in Dyno Nobel US (and not Dyno Nobel), the Issuer has determined that it may be easier for Beneficial Owners to determine their status vis-à-vis Dyno Nobel, which shall serve as sufficient proxy for such Beneficial Owner's interest in Dyno Nobel US. If Dyno Nobel US is unable to comply with applicable US withholding tax obligations because a Beneficial Owner that is a 10% Investor in Dyno Nobel makes a false or incorrect representation or fails to notify the Issuer upon attaining that status, and such status results in the Beneficial Owner also being a 10% Investor with respect to Dyno Nobel US, Dyno Nobel US may reduce subsequent interest payments on the Notes that would otherwise be made in respect of the 10% Investor's interest therein (by virtue of it being a Beneficial Owner) until Dyno Nobel US has recovered the amount required to have been withheld.

In addition, each Holder will, by acquiring a Dyno Nobel SPS, be deemed to agree that it will indemnify the Issuer for any additional amount required to be withheld by Dyno Nobel LLC from payments made to the Issuer plus interest and penalties, if any, as a result of a Beneficial Owner failing to satisfy the documentation, certification or notification requirements described above.

If, as a result of a change in US law or the Treaty, Dyno Nobel LLC becomes obliged to deduct or withhold additional taxes, the Issuer may make corresponding deductions from Distributions paid to relevant Holders, notwithstanding that they, or the relevant Beneficial Owners, have previously satisfied the requirements set out above.

6.3 Dyno Nobel Business Specific Risks

6.3.1 Explosives industry downturn and change in explosives demand

The explosives industry is driven by factors including economic growth, energy demand, construction activity, commodity demand, commodity market prices, technological changes and industry regulation, which in turn may impact explosives demand. In particular, Dyno Nobel's expansion plans and forecast growth are predicated on, among other things;

- increased demand for North American thermal coal due to its affordability relative to alternative energy sources;
- increased Australian exports of coal and iron ore to satisfy demand in North Asia and China;
- demand for minerals and metals globally; and
- demand for construction aggregates particularly in the North American market.

These factors are largely outside the control of the Company, the Directors and the senior management team. Changes in any of, or the expectations relating to, these factors may result in a downturn in the explosives industry and may have a material adverse impact on the operating and financial performance of the Company.

6.3.2 Raw materials

Dyno Nobel's production processes depend upon obtaining adequate and timely supplies of certain raw materials, such as ammonia and natural gas. Dyno Nobel could be materially adversely affected if there is a deterioration in supplier relationships or one or more of its suppliers experiences financial or operational difficulties such that it is unable to obtain adequate and timely supplies of raw materials.

In addition, raw material costs constitute a significant portion of Dyno Nobel's cost of production. Dyno Nobel currently has the ability to pass through certain increases in raw material costs, particularly in relation to ammonia and gas to the majority of its customers in several forms. However, increases in raw material prices may have an adverse impact on the operating and financial performance of Dyno Nobel if it is unable to pass through these increases to end users due to a change in customer relationships or market conditions. In addition, Dyno Nobel is exposed to movement in the oil price which it may not be able to pass on to end user customers.

6.3.3 Development of DN Moranbah

Dyno Nobel announced in February 2007 its intention to proceed with DN Moranbah, an ammonium nitrate plant in Moranbah, Queensland, at an estimated capital cost of A$520 million.

As with any construction project, there is a risk that DN Moranbah will not be constructed by its expected date of August 2008 and would therefore impact the timing of the planned commissioning phase. If commissioning is not completed in line with the commitment of our contractual obligation by 1 January 2009, then Dyno Nobel may be required to source ammonium nitrate from an external supplier in the interim which could result in an adverse financial impact to Dyno Nobel.

There is also the risk that the estimated capital cost of DN Moranbah will be exceeded if key variable costs, particularly labour costs, are materially greater than expected.

DN Moranbah requires the relocation and commissioning of equipment in order for successful and timely completion. There is a risk that the cost of this will exceed estimates, which may materially impact the capital cost of DN Moranbah.

6.3.4 Cheyenne Expansion

Dyno Nobel announced an expansion of its ammonium nitrate plant in Cheyenne, Wyoming. As noted above in relation to the DN Moranbah expansion, with any construction project there is a risk that the Cheyenne expansion will not be completed by its expected commissioning date being the 4th quarter 2007, and that the total cost of the Cheyenne expansion will exceed the initial estimate (due to variables such as increased labour or materials' costs or the costs of relocating and commissioning equipment). Any material increase in the capital costs of the Cheyenne expansion, or any delay in completion of the Cheyenne expansion, may have a material adverse impact on the operating and financial performance of Dyno Nobel.

6.3.5 Acquisition risks

Dyno Nobel has grown, and continues to grow both organically and through a number of strategic acquisitions. Further acquisitions may be undertaken that are in, or complementary and adjacent to, Dyno Nobel's existing core business sectors in both developed and emerging markets. These acquisitions may expose Dyno Nobel to business risks or liabilities for which Dyno Nobel is not fully indemnified.

Dyno Nobel targets a net debt to EBITDA ratio of 2.75 to 3 times over the medium to long term post completion of DN Moranbah. Further acquisitions may result in an adverse impact on key financial metrics, including leverage and coverage ratios, for a period of time.

The process of integrating acquired operations into Dyno Nobel's existing operations may also result in unforeseen operating difficulties and may require significant management, financial or personnel resources that would otherwise be available for the ongoing development or expansion of the existing operations. If this occurs, it may have a material adverse impact on the operating and financial performance of Dyno Nobel. In addition, there is no guarantee that Dyno Nobel will be able to realise the expected synergies from its acquisitions or realise the expected synergies in the timeframe anticipated.

Recent acquisitions were below the threshold for mandatory notification to the relevant competition authorities. Notwithstanding this, it is possible that the authorities may seek a post-transaction review of one or more of the acquisitions. If this were to occur, it may lead to regulatory actions or requirements which could have a material adverse impact on the operating and financial performance of Dyno Nobel.

6.3.6 Unscheduled plant shutdown

Ammonium Nitrate production facilities are most cost efficient when they are operated continuously. Dyno Nobel's preventative maintenance program is designed to minimise the level of plant downtime. From time to time, a piece of equipment may experience a failure requiring an unscheduled shutdown of the entire plant. While Dyno Nobel maintains insurance cover for unscheduled shutdowns over an extended period, the Company may be materially adversely affected if the proceeds realised under the applicable policies are insufficient to cover replacement costs, lost revenues, increased expenses or liabilities to third parties.

6.3.7 Competition risk

The explosives sector is highly competitive, with a number of operators competing for market share through the same or alternate products and services. The actions of an existing competitor or the entry of new competitors in markets in which Dyno Nobel operates, may have a material adverse impact on the operating and financial performance of the Company.

6.3.8 Regulatory factors

Dyno Nobel is required to comply with an extensive range of laws and regulations in the jurisdictions in which it operates, including those dealing with the supply, import, export, manufacturing, storage and transport of explosives products and services. Any failure to comply with relevant regulations may lead to disciplinary actions, including fines, corrective action or the suspension of certain activities undertaken by Dyno Nobel.

The jurisdictions in which Dyno Nobel operates have increased the level of regulation and reporting requirements in recent years in relation to the explosives industry, including increased security at Dyno Nobel's manufacturing and distribution facilities. These jurisdictions may introduce additional regulatory and compliance obligations that may impose additional costs on the operations of Dyno Nobel. Any future increase in the cost of regulatory compliance that is unable to be passed through to end users will have an adverse effect on the financial performance of the Company.

6.3.9 Environmental matters

The explosives industry is exposed to a number of environmental risks due to the nature of industry operations. Such environmental risks can give rise to remediation obligations, personal injury and property damage, and the imposition of civil and criminal penalties.

The Company owns several properties that are known to require material remediation, including activities to address nitrate and heavy metal contamination in soil and groundwater. The expected pro forma cost of these remediation activities has been accrued in accordance with AIFRS accounting standards. However, there can be no guarantee that all environmental issues and contingent liabilities have been identified or that the Company's environmental provisions will be sufficient to cover all of the Company's potential liabilities. In addition, more stringent environmental laws and regulations, or interpretation and enforcement of existing laws and conditions, may also impose new or increased liabilities on Dyno Nobel or result in the need for additional investment in environmental remediation and regulatory compliance.

In recent years, there has been increasing scientific research conducted on the environmental and health effects of chemical compounds containing the perchlorate ion. Perchlorates are found in a number of explosive products. Dyno Nobel is in the process of remediating perchlorate contamination at one of its joint venture sites, and there is a possibility it may be required to conduct perchlorate remediation activities at other of its wholly owned and joint venture sites in the future. While Dyno Nobel does not expect any material perchlorate claims to be successfully made against the Group, given the recent increased action by environmental agencies and uncertainties regarding potential remediation costs, any potential claims or future remediation work could have a material adverse impact on the financial and operating performance of the Company.

6

Although Dyno Nobel's bulk explosives products include relatively small amounts of perchlorates, which should disintegrate fully during the detonation process, Dyno Nobel's business plan includes the cost of replacing perchlorates with alternative materials. The Company is also investigating how the minute amounts used in the detonator delay element can be further minimised or eliminated.

6.3.10 Litigation

Dyno Nobel may be exposed to potential legal and other claims or disputes in the future with respect to its operations and in relation to claims arising out of the operations of acquired businesses.

While Dyno Nobel and certain of the recently acquired businesses maintain insurance that may cover all or a portion of any losses arising out of claims, and Dyno Nobel may be indemnified by the former owners of certain recently acquired businesses for certain of the current outstanding claims, one or a combination of these claims, or any future claims, may have a material adverse impact on the financial position and operating performance of the Dyno Nobel Group.

6.3.11 Post-retirement plans

Dyno Nobel maintains both defined benefit and defined contribution superannuation plans for its employees. The majority of the defined benefit plans are closed to new employees. The aggregate funding deficit of the defined benefit plans at 31 December 2006 was US$38.7 million, primarily due to deficits in the Company's US plans.

There is a risk that changes in the value of the plans' assets, changes in actuarial determinations of the plans' liabilities or changes to government legislation could require Dyno Nobel to increase the current level of contributions to one or more of the defined benefit plans in the future. In particular, there is currently new legislation before the US Congress which, if enacted, is likely to require the Company to make further cash contributions to restore its defined benefit plans to a fully funded position over a transition period of several years.

There are a number of other post-retirement plans, comprising health and superannuation plans, which are unfunded. The present value of expected future obligations under these plans was US$7.4 million at 31 December 2006. There is a risk that the Company's liability under these plans may exceed the expected obligations if actual benefit payments exceed the actuarial assumptions adopted in the calculations.

6.3.12 Exchange rates

A substantial proportion of Dyno Nobel's revenues and costs are expected to be denominated in US dollars. As a result, the Company's reported financial performance will be influenced by fluctuations in exchange rates, primarily through its operations in Australia. A depreciation of the Australian dollar relative to the US dollar will have an adverse effect on the Company's reported financial performance in terms of its Australian operations.

In addition, any dividends declared by the Company will be denominated in Australian dollars. Therefore, an appreciation of the Australian dollar relative to the US dollar would have an adverse effect on the amount of profits that the Company can declare as a dividend in Australian dollars.

6.4 General risks

6.4.1 Financial market conditions

The market price of Dyno Nobel SPS will fluctuate due to various factors, including general movements in the Australian and international equity markets, investor sentiment, world-wide and regional economic conditions, movements in interest rates, movements in the market price of Dyno Nobel Ordinary Shares, and factors which may affect Dyno Nobel's financial position and earnings.

The market price of Dyno Nobel SPS may be more sensitive than Dyno Nobel Ordinary Shares to changes in interest rates. Increases in relevant interest rates may adversely affect the market value of Dyno Nobel SPS and Dyno Nobel SPS could trade on ASX at a price below the Issue Price.

Dyno Nobel SPS market performance could be adversely affected by any such market fluctuations or factors. None of the Issuer, Dyno Nobel, or its directors or any other person guarantees Dyno Nobel SPS market performance.

6.4.2 Changes in economic, legal and regulatory environment

Dyno Nobel's operating and financial performance is influenced by a variety of general economic and business conditions including the level of inflation, interest rates and exchange rates and government fiscal, monetary and regulatory policies. A prolonged deterioration in general economic conditions, including an increase in interest rates or a decrease in consumer and business demand, could potentially have an adverse impact on Dyno Nobel's earnings and financial performance and therefore the attractiveness of an investment in Dyno Nobel SPS.

Changes to laws and regulations or accounting standards, which apply to Dyno Nobel from time to time, could also materially adversely impact the operating and financial performance of the Dyno Nobel Group with a potential consequent change to the attractiveness of investing in Dyno Nobel SPS.

6.5 Other risks

The above risks are not exhaustive of the risks faced by potential investors in the Dyno Nobel SPS. The risks outlined above and other risks may materially affect the future value and performance of the Dyno Nobel SPS. Accordingly, no assurances or guarantees of future performance, profitability, Distributions or return of capital are given by the Issuer or Dyno Nobel in respect of the Dyno Nobel SPS.

Fees and Other Costs


7
DYNO
Dyno Nobel

7

Consumer Advisory Warning

DID YOU KNOW?

Small differences in both investment performance and fees and costs can have a substantial impact on your long-term returns.

For example, total annual fees and costs of 2% of your fund balance rather than 1% could reduce your final return by up to 20% over a 30 year period (for example, reduce it from $100,000 to $80,000).

You should consider whether features such as superior investment performance or the provision of better member services justify higher fees and costs.

You may be able to negotiate to pay lower contribution fees and management costs where applicable. Ask the fund or your financial adviser.

TO FIND OUT MORE

If you would like to find out more, or see the impact of the fees based on your own circumstances, the Australian Securities and Investments Commission (ASIC) website (www.fido.asic.gov.au) has a managed investment fee calculator to help you check out different fee options.

This section summarises the fees and other costs that may be payable in respect of the Dyno Nobel SPS Trust and may be deducted from the assets of the Dyno Nobel SPS Trust, which may impact the returns on your investment and the fund assets as a whole. Taxes and insurance costs are set out in another part of this document. You should read all the information about fees and costs, because it is important to understand their impact on your investment.

7.1 Fees

None of the fees or other costs set out below are negotiable.

Type of fee or cost	Amount[1]	How and when paid
Fees when your money moves in or out of the Dyno Nobel SPS Trust		
Establishment fee: The fee to open your investment.	Nil	Not applicable
Contribution fee: The fee on each amount contributed to your investment.	Nil	Not applicable
Withdrawal fee: The fee on each amount you take out of your investment.	Nil	Not applicable
Termination fee: The fee to close your investment.	Nil	Not applicable
Management costs		
The fees and costs for managing your investment.		Details on how and when management costs are paid are set out below in relation to the individual components of management costs.
Management fee: The fees for managing your investment.	The Issuer is entitled to an annual management fee of $92,250 plus 0.05125% p.a. of the amount by which the gross asset value of the Dyno Nobel SPS Trust exceeds $300 million. The fee will be subject to an annual upward adjustment for increases in the consumer price index. By way of estimate only and based on a total offer of A$250 million, this equals 0.0369% in the first year of your investment.	The annual management fee accrues daily and is calculated at the end of each month. Fee are due on receipt of invoice. The annual management fee will not reduce the Distribution Rate on the Dyno Nobel SPS.
Management ongoing costs and expenses: The ongoing costs and expenses of operating the Dyno Nobel SPS Trust.	The Issuer is indemnified by Dyno Nobel and is entitled to be reimbursed for all the ongoing costs and expenses incurred in the proper performance of the Issuer's duties in connection with the Dyno Nobel Trust. This includes the engagement of professional advisers and agents such as the Custodian as well as regulatory and listing fees. These are estimated to be in the order of A$25,000 per year. By way of estimate only and based on a total offer of A$250 million, this equals 0.01% in the first year of your investment.	As incurred. The ongoing costs and expenses of operating the Dyno Nobel SPS Trust will not reduce the Distribution Rate on the Dyno Nobel SPS.
Service fees		
Investment switching fee: The fee for changing investment options.	Nil	Not applicable

1 The costs and expenses disclosed in the table are inclusive of GST and net of any input tax credits available.

7

7.2 Example of annual fees and costs

This table gives an example of how the fees and costs in relation to the Dyno Nobel SPS Trust can affect your investment over a one year period. You should use this table to compare this product with other managed investment products.

Type of fee or cost	Amount	How and when paid
Contribution fees	Nil	For every $50,000 you have invested in Dyno Nobel SPS Trust, you will be charged $0.00 each year.
PLUS Management fees and management costs	0.05% p.a.	For every $50,000 you have invested in the Dyno Nobel SPS Trust, you will be charged $25 each year.
EQUALS Cost of Dyno Nobel SPS Trust (Management fee plus contribution costs)	0.05% p.a.	If you had an investment of $50,000 at the beginning of the year, you would be charged a fee of $25.*

*Additional fees may apply:
> establishment fee - Nil
> withdrawal fee - Nil

Note: As stated above, management fees and costs of the Issuer will not reduce the Distribution Rate on the Dyno Nobel SPS.

7.3 Additional explanation of fees and costs

If you seek the advice of a financial adviser in connection with applying for Dyno Nobel SPS, your financial adviser may charge you a fee. The adviser's remuneration will be the amount you negotiate with your adviser.

For more information on taxation implications, see Section 8.

For more information on the costs of the Offer, which are being paid by Dyno Nobel, see Section 9.9.

7.3.1 Offer and establishment costs

The Issuer is entitled to an establishment fee of $27,500 (GST inclusive). Dyno Nobel will pay this establishment fee.

The Offer costs (including fees and commissions to the Lead Manager, legal, accounting, printing and other costs) are expected to be approximately A$8.6 million (GST inclusive). Dyno Nobel Group will pay the Offer costs.

By way of estimate only and based on a total issue size of A$250 million, the establishment fee and Offer costs equal 3.4% in the first year of your investment. In the event the total issue size is $300 million, the establishment fee and Offer costs equal 3.28% in the first year of investment.

The establishment fee was payable on acceptance by Dyno Nobel of the Issuer's letter of offer. Most of the Offer costs will be paid by Dyno Nobel on completion of the Offer substantially on behalf of a US subsidiary member of the Dyno Nobel Group. However some Offer costs may be payable by Dyno Nobel during the course of the Offer.

7.3.2 Administration costs

Payment of the Issuer's fees and costs (including without limitation, any amounts payable to any delegate, attorney, agent or Custodian) incurred in performance of its duties or the exercise of its powers, in relation to the administration or management of the Dyno Nobel SPS Trust (as detailed in the table) may be effected through a loan from Dyno Nobel to the Issuer. The Issuer may be reimbursed from the assets of the Dyno Nobel SPS Trust for its repayment of the loan.

The Issuer proposes to engage the Custodian to provide custody services to the Issuer and hold Dyno Nobel SPS Trust assets on the Issuer's behalf. The annual fee (GST inclusive) payable for the custody services will be $16,500 plus 0.011% of the amount by which the gross asset value of the Dyno Nobel SPS Trust exceeds $300 million. The fee will be subject to an annual upward adjustment for increases in the consumer price index.

If the Issuer is replaced as the responsible entity of the Dyno Nobel SPS Trust within three years of appointment Dyno Nobel must pay the Issuer a termination fee of $220,000 (GST inclusive).

7.3.3 Trailing fees

Trailing commissions will not be paid and fee rebates will not be offered to financial advisers by the Issuer in connection with the Dyno Nobel SPS Trust.

7.3.4 GST

If the Issuer is required to pay GST on the supply of any goods or services made in connection with the Dyno Nobel SPS Trust or in relation to its fees, it may recover an amount equal to the GST from the assets of the Dyno Nobel SPS Trust to the extent allowable under the Constitution.

7.3.5 Working capital

The Dyno Nobel SPS Trust is a sole-purpose vehicle for investing in LLC Preference Shares. Provided that dividends are declared and paid on the LLC Preference Shares, the Dyno Nobel SPS Trust will have sufficient working capital to meet its objectives and to make scheduled Distributions on the Dyno Nobel SPS (subject to the Issuer determining to make those Distributions) and to cover ongoing fees and costs associated with the management of the Dyno Nobel SPS Trust.

Taxation Implications


8
EXPLOSIVES
DYNO

8

This tax summary provides guidance on the Australian income tax, GST and stamp duty implications for investors acquiring, holding and disposing on capital account of Dyno Nobel SPS to be acquired under this Product Disclosure Statement. The income tax implications can vary depending on the nature and characteristics of each particular investor and their specific circumstances.

This tax summary also provides guidance on US Federal income tax considerations.

Each prospective investor should consult his or her own tax adviser as to the taxation implications of investing in Dyno Nobel SPS. This summary is intended as a guide only and is not intended to be an authoritative or exhaustive statement of the legislation applicable to all investors. KPMG disclaim all liability to any Holder arising from or in connection with any reliance by the Holder on the contents of this Australian tax summary. Mayer, Brown, Rowe & Maw LLP disclaim all liability to any Holder arising from or in connection with any reliance by the Holder on the contents of the guidance on US Federal income tax considerations. This summary should not be relied on by prospective investors as a substitute for obtaining detailed advice in relation to the investor's specific circumstances. The views expressed in this summary are open to challenge by the Commissioner of Taxation and no ruling has been obtained from the Australian Tax Office in respect of the tax treatment of the Dyno Nobel SPS.

The information contained in this section does not apply to Holders that:

> hold Dyno Nobel SPS as trading stock in the course of the carrying on of a business;
> hold Dyno Nobel SPS for the purpose of resale at a profit; or
> are non-residents of Australia for income tax purposes and hold Dyno Nobel SPS through an Australian branch or permanent establishment.

Australian Tax Considerations

This tax summary is based on the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, A New Tax System (Goods and Services Tax) Act 1999 and the relevant stamp duty legislation as applicable at the date of this Product Disclosure Statement.

8.1 Australian taxation of the Dyno Nobel SPS Trust

Net income of the trust

> The taxable income of the Dyno Nobel SPS Trust should generally be included in the assessable income of Australian resident Holders to the extent that the taxable income of the Dyno Nobel SPS Trust is fully distributed by the Issuer. In this regard, the Dyno Nobel SPS Trust should not be taxable as a company on the basis that it should not constitute a public trading trust as defined in the tax legislation.
> To the extent that the taxable income is not fully distributed, Australian resident Holders should be assessable for their appropriate proportion of the undistributed amount.

8.2 Australian taxation of Australian resident Holders

Distributions from the Dyno Nobel SPS Trust – foreign interest income

> Australian resident Holders should include in their assessable income their share of the taxable income of the Dyno Nobel SPS Trust to which they are presently entitled. The Holders become presently entitled at the time the Issuer makes a determination for distribution of the taxable income of the Dyno Nobel SPS Trust.
> The trust distributions in the hands of Holders should retain their character as foreign sourced interest income payable by a US member of the Dyno Nobel Group via Dyno Nobel LLC. Due to the operation of the Foreign Hybrid provisions, Dyno Nobel LLC is deemed to be a partnership (and consequently a "flow-through" entity) for Australian tax purposes.
> Depending on the circumstances of each Holder, the trust distributions should be taxable at their applicable tax rate. Where appropriate, the trust distributions may be offset by tax deductions of Holders that are referable to foreign interest income as well as eligible tax losses where the relevant recoupment tests are met.

Capital gain on redemption of LLC Preference Shares by Dyno Nobel LLC

> The redemption of the LLC Preference Shares by Dyno Nobel LLC should be considered a disposal by the Dyno Nobel SPS Trust of its underlying interest in the assets of Dyno Nobel LLC. Any capital gain arising should be included in the assessable income of the Dyno Nobel SPS Trust and ultimately taxable in the hands of Holders as trust distributions.
> It is anticipated that a capital gain is unlikely to arise for the Dyno Nobel SPS Trust on the basis of the current transaction. In any event, depending on the circumstances of each Holder, the capital gain which is distributed by the Dyno Nobel SPS Trust may be reduced by potential CGT discounts (see below).
> Should the Dyno Nobel SPS Trust realise a capital loss on redemption, this loss will be quarantined in the Dyno Nobel SPS Trust and will not be available for distribution.

Repurchase by Dyno Nobel/disposal or resale of Dyno Nobel SPS by Holders

> Where the Dyno Nobel SPS are repurchased by Dyno Nobel or are disposed of or resold by Holders, a capital gain may arise to the extent that the proceeds exceed the tax cost base.

- The capital gain realised by certain Holders should be eligible for the 50% CGT discount (for individuals and trusts) or 33⅓% discount (for complying superannuation funds) provided the Dyno Nobel SPS were acquired by the Holder at least 12 months before their disposal. Corporate Holders are not eligible for the CGT discount.
- Disposal of the Dyno Nobel SPS for consideration less than their tax cost base should give rise to a capital loss, which may be offset against current or future capital gains.

Future exchange of the Dyno Nobel SPS for Ordinary or Preference Shares

- In the future circumstance where the Dyno Nobel SPS are exchanged by Holders for Ordinary or Preference Shares in Dyno Nobel, a CGT event should arise and rollover relief should not be available as the Dyno Nobel SPS may not be considered "convertible interests" for CGT purposes. This is on the basis that Dyno Nobel and the Dyno Nobel SPS Trust are unlikely to be regarded as "connected entities".
- A capital gain should arise to the extent that the market value of the Ordinary or Preference Shares exceeds the tax cost of the Dyno Nobel SPS (broadly, the face value and incidental costs for their acquisition). In any event, CGT discounts may be available depending on the circumstances of each Holder.
- Any subsequent dividends credited by Dyno Nobel on Ordinary or Preference Shares held by Holders should be included in their assessable income as dividend income. Where the dividends are franked, Holders will be required to gross up their share of the dividend in their assessable income for any imputation credits attaching to the distribution. Holders may then be able to claim the imputation credits as tax offsets against their Australian tax payable subject to the holding period rule. Broadly, the holding period rule prescribes the Dyno Nobel shares to be held for a continuous period of at least 45 days.
- Disposal of the Ordinary or Preference Shares in Dyno Nobel at a future date should give rise to similar Australian CGT implications to that of disposal/repurchase/resale of the Dyno Nobel SPS outlined above.

8.3 Australian taxation of non-resident Holders

Distributions by the Dyno Nobel SPS Trust

- Non-resident Holders should not be taxable on distributions made by the Dyno Nobel SPS Trust on the basis that non-residents are only liable for tax on Australian sourced income and these trust distributions comprise solely of foreign sourced interest income. Where the trust distributions include a capital gain (albeit unlikely) which may arise from redemption of the LLC Preference Shares by Dyno Nobel LLC, such capital gain should be exempt under the non-resident CGT rules.

Disposal or resale of the Dyno Nobel SPS by Holders or repurchase by Dyno Nobel

- Any capital gain should be disregarded where the Dyno Nobel SPS are disposed or resold by non-resident Holders as the Dyno Nobel SPS should not constitute taxable Australian Property ("TAP"). Very broadly, TAP includes assets constituting Australian real property. Similar consequences should arise in the event where the Dyno Nobel SPS are repurchased by Dyno Nobel.

Future exchange of the Dyno Nobel SPS

- In the future circumstance where the Dyno Nobel SPS are exchanged for Ordinary or Preference Shares in Dyno Nobel, any capital gain should be disregarded as the Dyno Nobel SPS should not constitute TAP.
- Dividend withholding tax should be withheld by Dyno Nobel on any unfranked dividends subsequently paid by Dyno Nobel on the Ordinary or Preference Shares held by non-resident Holders. No tax should be withheld if the dividends are fully franked.
- Dividend withholding tax is a final tax for non-residents and the level of withholding is generally 30%, though this rate may be reduced for residents in Double Tax Agreement countries.
- Any capital gain on disposal of the Ordinary or Preference Shares in Dyno Nobel at a future date should be disregarded to the extent that these shares do not constitute TAP.

8.4 GST implications

- GST should not apply to the acquisition and subsequent disposal of the Dyno Nobel SPS by the Holder or their realisation. However, GST incurred on costs associated with the Dyno Nobel SPS may become a cost to the Holder.
- It is recommended that each Holder should obtain their own independent GST advice.

8.5 Stamp duty implications

- There should be no Australian stamp duty on the issue or transfer of the Dyno Nobel SPS to the extent that the Dyno Nobel SPS Trust does not own any property in Australia and its units are registered on a register kept in Victoria which does not impose marketable securities duty.
- At the time a Holder exchanges Dyno Nobel SPS for Ordinary or Preference Shares in Dyno Nobel, regard should be had to the operation of the "land rich" provisions of the applicable Australian States and Territories at that time.

8

US Federal Income Tax Considerations

NOTICE PURSUANT TO I.R.S. CIRCULAR 230

This discussion is not intended or written to be used, and cannot be used by any person, for the purposes of avoiding tax penalties that may be imposed under US tax laws. This discussion is provided to support the promotion and marketing of Dyno Nobel SPS by the Issuer. Each taxpayer should seek advice based on the taxpayer's particular circumstances from any independent tax adviser concerning the potential tax consequences of an investment in Dyno Nobel SPS.

8.6 General

The following discussion describes, as of the date of this Product Disclosure Statement, the material US Federal income tax considerations applicable to Holders who are not US persons (as defined below) in relation to the purchase, ownership and disposal of Dyno Nobel SPS. This discussion is not exhaustive of all possible US Federal income tax considerations applicable to an investment in Dyno Nobel SPS. This discussion is of a general nature only and is not intended to be legal or tax advice to any prospective Holder.

The information in this subsection is based on the US Code, administrative and judicial practice thereunder, and the Treaty, all as in effect on the date of this Product Disclosure Statement and all of which are subject to change, possibly with retrospective effect. This summary does not address any US State or US local tax rules applicable to Beneficial Owners.

For purposes of this summary, a US person is:

> a citizen or individual resident of the US;
> a corporation or other entity taxable as a corporation created or organised under the laws of the US or a political subdivision thereof;
> an estate the income of which is subject to US Federal income tax regardless of the source; or
> a trust if a court within the US is able to exercise primary supervision over the trust's administration and one or more US persons have the authority to control all of its substantial decisions.

8.7 Payments of Interest on the Notes

For US Federal income tax purposes, the Issuer and Dyno Nobel LLC will elect to be treated as partnerships, the result of which is that each Beneficial Owner will be considered for such purposes to receive directly that portion of the interest income from the Notes (as well as payments of principal thereon) to which it is presently entitled as a result of owning Dyno Nobel SPS. Subject to the discussion below, payments on the Dyno Nobel SPS to the Issuer attributable to interest payments on the Notes to Dyno Nobel LLC are expected to be treated as "portfolio interest", that is, not subject to US withholding tax, provided that the following requirements are satisfied (Portfolio Interest Exemption):

> the Beneficial Owner is not a 10% Investor with respect to Dyno Nobel US;
> the Beneficial Owner is not a bank described in section 881(c)(3)(A) of the US Code;
> the Beneficial Owner is not a "controlled foreign corporation" for US Federal income tax purposes that is related to Dyno Nobel US through equity ownership; and
> one of the following applies:
  (a) the Beneficial Owner certifies on Substitute Form W-8BEN (or suitable substitute or successor form) under penalties of perjury that it is not a US person and provides its name and address;
  (b) an intermediary receives documentation upon which it can rely to treat the Beneficial Owner as not being a US person and provides a Substitute Form W-8IMY (or suitable substitute or successor form); or
  (c) certain other documentation requirements are met.

If a Beneficial Owner cannot satisfy these requirements, then the portion of any interest paid on the Notes allocable to such Beneficial Owner by virtue of its ownership of Dyno Nobel SPS will be subject to a 30% US withholding tax (and any distribution from the Issuer will be reduced by an equal amount) unless such Beneficial Owner otherwise establishes an exemption from, or reduced rate of, withholding under a tax treaty or such interest is not subject to withholding tax because it is US trade or business income to the Holder and, in either case, certain documentation requirements are satisfied. In general, under the Treaty, Australian residents are entitled to reduce to 10% the US withholding tax on interest that does not qualify as portfolio interest.

8.8 Disposal of Dyno Nobel SPS

A Holder should not be subject to US Federal income tax on gain realised on the sale, exchange or other disposal of Dyno Nobel SPS unless:

> the Beneficial Owner is an individual who is present in the US for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met; or

> such gain or income is effectively connected with a US trade or business of the Beneficial Owner.

8.9 Information Reporting and Backup Withholding

Dyno Nobel LLC will, where required, report to the Internal Revenue Service the amount of any payments made on the Dyno Nobel SPS and the amounts of US tax withheld, if any, with respect to such payments.

Backup withholding generally will not apply to payments allocable to Beneficial Owners if certain documentation requirements are satisfied (generally as described above). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Beneficial Owner's US Federal income tax liability, if any, provided the required information is provided to the IRS.

Additional Information


9

You should be aware of a number of other matters that have not been addressed in detail elsewhere in this Product Disclosure Statement. These include:

> Section 9.1 – Disclosure and availability of information in relation to the Dyno Nobel SPS Trust;
> Section 9.2 – Dyno Nobel SPS Trust and related instruments;
> Section 9.3 – Description of LLC Preference Shares;
> Section 9.4 – Summary of rights attaching to Dyno Nobel Preference Shares;
> Section 9.5 – Summary of important documents;
> Section 9.6 – ASIC and ASX relief;
> Section 9.7 – Consents and disclaimers;
> Section 9.8 – Complaints handling procedure;
> Section 9.9 – Costs of the Offer and interests of experts and other advisers;
> Section 9.10 – Interests;
> Section 9.11 – Investment considerations;
> Section 9.12 – Directors' consent to lodgement.

9.1 Disclosure and availability of information in relation to the Dyno Nobel SPS Trust

9.1.1 Availability of Dyno Nobel SPS Trust information

Following the issue of Dyno Nobel SPS, the Dyno Nobel SPS Trust will be a disclosing entity for the purposes of the Corporations Act and will be subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

These obligations require that ASX be continuously notified of information about specific events and matters as they arise for the purpose of ASX making the information available to the stock market conducted by ASX. In particular, the Issuer will have an obligation under the Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information concerning the Dyno Nobel SPS Trust of which it becomes aware and which a reasonable person would expect to have a material effect on the price or value of Dyno Nobel SPS.

The Issuer will also be required to lodge with ASIC both yearly and half-yearly financial statements accompanied by a directors' statement and report, and an audit or review report.

9.1.2 Accessing information about Dyno Nobel SPS and the Dyno Nobel SPS Trust

The Issuer will provide, or cause to be provided, a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period in relation to this Product Disclosure Statement:

> the financial statements of Dyno Nobel for the twelve months ended 31 December 2006 (being the most recent full year financial report lodged with ASIC before the lodgement of this Product Disclosure Statement);
> any document or financial statement lodged for the Dyno Nobel SPS Trust or by Dyno Nobel with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the interim financial report and before the Closing Dates;
> the Dyno Nobel SPS Trust Constitution;
> the Dyno Nobel Voluntary LLC Winding Up Deed Poll;
> the Dyno Nobel constitution; and
> the exercise of discretions and unit pricing policy adopted by the Issuer.

Copies of the above documents may be obtained in person or by writing to the Registry at:

Computershare Investor Services Pty Limited
Level 2
60 Carrington Street
SYDNEY NSW 2000
Phone: 1800 502 497

Copies of documents lodged with ASIC in relation to the Dyno Nobel SPS Trust and Dyno Nobel SPS may also be obtained from, or inspected at, an office of ASIC.

9.2 Dyno Nobel SPS Trust and related instruments

9.2.1 Related information

Rights attaching to Dyno Nobel SPS are contained in the:

> Dyno Nobel SPS Trust Constitution – a summary of which is set out in Section 9.2.2;
> Dyno Nobel SPS Terms (included as schedule 1 to the Constitution, set out in full in Appendix A and summarised in Sections 1 and 2 of this Product Disclosure Statement); and
> the Corporations Act, the Listing Rules and the general law relating to trusts.

Some of the rights attaching to Dyno Nobel SPS are linked with rights arising under other documents, for example:

> Dyno Nobel SPS may be Exchanged into Dyno Nobel Ordinary Shares in certain circumstances. The rights attaching to Dyno Nobel Ordinary Shares are set out in Dyno Nobel's constitution;
> Dyno Nobel SPS will automatically exchange into Preference Shares in Dyno Nobel on a Preference Share Exchange Date. For a summary of important rights attaching to the Dyno Nobel Preference Shares – see Section 9.4;
> the gross proceeds raised through the issue of Dyno Nobel SPS are invested in LLC Preference Shares which are issued by Dyno Nobel LLC. For a summary of important rights attaching to LLC Preference Shares – see Section 9.3; and
> Dyno Nobel is a party to the Constitution and has given certain undertakings to the Issuer in relation to the Dyno Nobel SPS. For a summary of these undertakings – see Section 9.2.2.

9

9.2.2 Dyno Nobel SPS Trust

The Issuer holds the assets of the Dyno Nobel SPS Trust on trust for Holders and the Ordinary Unitholder ("Unitholders").

Beneficial interest in the Dyno Nobel SPS Trust

The beneficial interest in the Dyno Nobel SPS Trust is divided into units. There are two classes of units, Dyno Nobel SPS and Ordinary Units. Dyno Nobel will own the Ordinary Units.

The main rights attaching to Dyno Nobel SPS under the Dyno Nobel SPS Terms are summarised in Sections 1 and 2. An Ordinary Unit carries a voting right, limited rights to distributions and rights on a winding up of the Dyno Nobel SPS Trust that rank behind the Dyno Nobel SPS. The Ordinary Unit confers no right on Dyno Nobel to have the Ordinary Unit exchanged or redeemed, but the Issuer may elect to redeem Ordinary Units in certain circumstances.

Nature of interest

A Dyno Nobel SPS or Ordinary Unit confers no interest in any particular asset of the Dyno Nobel SPS Trust, and no Unitholder is entitled to require the transfer to them of any of the assets of the Dyno Nobel SPS Trust. Unitholders must not interfere with the rights or powers of the Issuer under the Constitution.

Transfers

Subject to ASX Listing Rules and the Corporations Act, while Dyno Nobel SPS are officially quoted, the Issuer may refuse to register a transfer or request ASTC or the Registry, as the case may be, to apply a holding lock to prevent a transfer of Dyno Nobel SPS for any reason. However, the Listing Rules substantially restrict when the Issuer may refuse to register a transfer.

Meetings

Unitholders are entitled to attend and vote at meetings in person or in proxy. In certain circumstances governed by the Corporations Act, Unitholders can call a meeting. A resolution passed at a meeting of Unitholders binds all Unitholders whether or not they are present.

Termination

The Dyno Nobel SPS Trust terminates on the earlier of:

> the date specified by the holder of the Ordinary Units as the date of termination of the Dyno Nobel SPS Trust in a notice given to the Issuer, which notice the holder of the Ordinary Units may only give if it is the sole holder of units in the Dyno Nobel SPS Trust; and

> the date on which the Dyno Nobel SPS Trust terminates by law.

Winding up

On a winding up of the Dyno Nobel SPS Trust, the net proceeds of realisation after making allowance for all liabilities of the Dyno Nobel SPS Trust (including income entitlements of Unitholders and meeting the expenses of the termination), must be distributed:

> first to Holders, for each Dyno Nobel SPS held as at termination an amount equal to the Liquidation Amount (being the amount the Issuer is liable to distribute in respect of each Dyno Nobel SPS under clause 19 of the Dyno Nobel SPS Terms); and

> second, the balance (if any) to the Ordinary Unitholder.

Annual accounts

Every Unitholder has a right to receive copies of the Dyno Nobel SPS Trust's annual accounts and accompanying reports.

Unitholder liability

The Constitution contains provisions designed to limit the liability of a Unitholder to the application price of their units. While it is generally considered that such provisions will be effective, this has not been definitively determined by the courts. In certain circumstances, the Issuer is entitled to be indemnified by a Unitholder to the extent the Issuer incurs a liability for taxation in connection with their units. Joint holders of units are jointly and severally liable in respect of all payments.

Powers

The Issuer has all the powers in respect of the Dyno Nobel SPS Trust it is possible to confer on a trustee and as though it were the absolute owner of the assets and acting in its personal capacity.

Investments

The Issuer, in its capacity as responsible entity of the Dyno Nobel SPS Trust, must not acquire any interest in any asset other than the LLC Preference Shares, interests in bank accounts in which income or capital of the Dyno Nobel SPS Trust is invested, cash, rights and benefits under the transaction documents, and income or other rights arising in connection with those assets.

Complaints

The Issuer must handle complaints made by unitholders under Australian standards, the Constitution and its AFSL conditions. The Issuer is a member of an independent complaints resolution body – see Section 9.8.

Liability of the Responsible Entity

Subject to the Corporations Act, the Issuer is not liable to Unitholders for any loss suffered in any way relating to the Dyno Nobel SPS Trust. Subject to the Corporations Act, the liability of the Issuer to any person other than Unitholders is limited to the Issuer's ability to be indemnified from the assets of the Dyno Nobel SPS Trust.

Indemnity

The Issuer is entitled to be indemnified out of the assets of the Dyno Nobel SPS Trust for any liability incurred by it in properly performing its powers and duties in relation to the Dyno Nobel SPS Trust. To the extent permitted by the Corporations Act, this indemnity extends to any liability incurred as a result of an act or omission by a delegate or agent appointed by the Issuer, and continues to apply after the Issuer retires or is removed.

The Issuer is entitled to exercise its rights of indemnification or reimbursement from the Dyno Nobel SPS Trust assets to satisfy a liability to any creditor of the Issuer (as trustee of the Dyno Nobel SPS Trust) notwithstanding that Dyno Nobel SPS Trust may have suffered a loss or may have diminished in value as a consequence of any unrelated act, omission or breach of trust by the Issuer or its agent or delegate.

Issuer fees

In consideration of the Issuer performing its role as responsible entity of the Dyno Nobel SPS Trust, the Issuer is entitled to be paid in fees set out in Section 7.

Retirement of the Issuer

The Issuer may retire where permitted by law, and must retire when required by law.

Amendments to the Constitution

Subject to the Corporations Act, the Issuer may amend the Constitution by resolution passed by a 75% majority of Unitholders or by deed executed by the Issuer. The rights attaching to a class of units may only be amended or varied by Special Resolution of members of that class.

How to transfer Dyno Nobel SPS

All Dyno Nobel SPS are transferable through CHESS. Electronic transfers must be made under the ASTC Settlement Rules.

Listing Rules

It is intended that the Dyno Nobel SPS Trust will be listed on ASX and if and when this occurs, the Listing Rules will apply to the Dyno Nobel SPS Trust (subject to the Listing Rule waivers set out in Section 9.6.2).

Persons bound

The Constitution and the Dyno Nobel SPS Terms bind the Issuer and each present and future Holder and any person claiming through any of them.

Dyno Nobel bound

The Constitution also binds Dyno Nobel in respect of its undertakings to the Issuer – see section below, "Dyno Nobel undertakings".

Rights of the Issuer

The Issuer and its associates may hold units in the Dyno Nobel SPS Trust in any capacity. Subject to the Corporations Act, nothing in the Constitution restricts the Issuer (or its associates) from dealing with itself (as responsible entity of the Dyno Nobel SPS Trust or in another capacity), an associate, any member of the Dyno Nobel Group or with any Unitholder and may derive and retain for itself any benefits from these dealings. The Issuer may act as trustee or responsible entity for other managed investment schemes.

Dyno Nobel undertakings

Dyno Nobel has executed the Constitution and has made the following undertakings to the Issuer, who holds the benefit of the undertakings on trust for Holders:

- to comply with any obligations expressed to be imposed on Dyno Nobel under the LLC Preference Share Terms and the Dyno Nobel SPS Terms; and
- if it fails to comply with any such obligations, the Issuer may give Dyno Nobel a breach notice. Such notice once given is irrevocable and has the effect provided in the Dyno Nobel SPS Terms.

These obligations include:

- to comply with the Dividend Restriction;
- to Repurchase Dyno Nobel SPS, Exchange Dyno Nobel SPS for Dyno Nobel Ordinary Shares or Resell Dyno Nobel SPS as required to Realise Dyno Nobel SPS if a Change of Control Event occurs or if Dyno Nobel elects to Realise the Dyno Nobel SPS; and
- not to issue any preference share or other instrument which converts into a preference share which ranks (or would upon conversion rank) for payment of a dividend or for a return of capital in a winding up ahead of the Dyno Nobel Preference Shares.

These obligations cease to apply if there are no Dyno Nobel SPS on issue.

Dyno Nobel and the Issuer agree that the consequences of a breach by Dyno Nobel of its undertakings, or of a Dyno Nobel breach notice, are limited to the claims and remedies expressly set out in the LLC Agreement, the LLC Preference Share Terms and the Dyno Nobel SPS Terms.

The sole remedy of the Issuer and any Holder against Dyno Nobel for breach or failure to perform or observe these obligations is to require Dyno Nobel to issue to the Holder one Dyno Nobel Preference Share in exchange for each Dyno Nobel SPS.

9

If for any reason Dyno Nobel fails to issue a Dyno Nobel SPS Preference Share, the Holder (through the Issuer as trustee) has a claim on Dyno Nobel:

> for an order for specific performance that the Dyno Nobel Preference Share be issued; or
> for such monetary claim that it would have in respect of the Dyno Nobel Preference Share, had it been issued (so as to correspond to the amount of the Holder's claim in respect of each Dyno Nobel SPS). The claim is subordinated in the winding up of Dyno Nobel to all creditors of Dyno Nobel other than those expressed to rank equally or subordinate to the claim, so that the claimant receives an amount equal to the amount it would have received if Dyno Nobel Preference Shares had been issued.

9.3 Description of LLC Preference Shares

LLC Preference Shares are preferred shares in Dyno Nobel LLC, a subsidiary of Dyno Nobel.

They entitle the Dyno Nobel SPS Trust to semi-annual floating rate discretionary non-cumulative distributions.

LLC Preference Shares have a face value and will be issued for $100 each. The distribution rate is calculated on the face value at the 180 day Bank Bill Swap Rate plus a margin. The margin is greater than the margin applicable to the Dyno Nobel SPS: the difference between distribution rates will be applied in meeting the responsible entity fees and other costs of the Issuer.

The terms of the LLC Preference Shares require the Issuer as holder to remarket the Dyno Nobel SPS if the LLC Preference Shares are remarketed on the basis of making corresponding variations to margins and other terms.

LLC Preference Shares confer on the holder no right to wind up Dyno Nobel LLC and confer no rights to the assets of Dyno Nobel LLC.

Except for a transfer to a replacement responsible entity or custodian, LLC Preference Shares may not be transferred.

9.4 Summary of rights attaching to Dyno Nobel Preference Shares

Dyno Nobel Preference Shares are redeemable preference shares in the capital of Dyno Nobel.

Dyno Nobel Preference Shares entitle the holders to a discretionary non-cumulative dividend at the same rate as that which applies to Distributions on Dyno Nobel SPS at the date the Dyno Nobel Preference Shares are issued. The distribution rate steps up to a rate corresponding to the step-up on the Distribution on the Dyno Nobel SPS on and from the date which would have been the Remarketing Date of the Dyno Nobel SPS next scheduled to occur after the Issue Date. This dividend is payable in priority to the payment of a dividend on Dyno Nobel Ordinary Shares.

If a Dyno Nobel Preference Share has been issued as a result of a Dyno Nobel Breach of Undertakings Event or a Voluntary LLC Winding Up, it will be redeemable at any time at the option of the holder. It is also redeemable at the option of Dyno Nobel on any Dividend Payment Date or earlier if there is an Acquisition Event, or certain adverse changes in tax law, securities regulation or accounting treatment. If a Dyno Nobel Preference Share has been issued as a result of a Dyno Nobel Winding Up Event, it will be redeemable on any scheduled date for payment of a dividend (and earlier if there is an Acquisition Event, or certain adverse changes in tax law, securities regulation or accounting treatment) in respect of the Preference Share but only at the option of Dyno Nobel. The amount payable upon redemption of a Dyno Nobel Preference Share is:

> where the issue of the Dyno Nobel Preference Share resulted from a Voluntary LLC Winding Up or a Dyno Nobel Breach of Undertakings Event involving a failure to Repurchase, Exchange or Resell Dyno Nobel SPS following an Acquisition Event or a Change of Control Event when required to do so under the Dyno Nobel SPS Terms, the Base Repurchase Amount of a Dyno Nobel SPS calculated in accordance with clause 8.2(a) of the Dyno Nobel SPS Terms as if the Issue Date were a Realisation Date for the Dyno Nobel SPS less any Cash Distribution paid to the Holder in respect of the Dyno Nobel SPS on the Realisation Date; and
> otherwise, the Base Repurchase Amount of a Dyno Nobel SPS calculated in accordance with clause 8.2(b) of the Dyno Nobel SPS Terms as if the Issue Date were a Realisation Date for the Dyno Nobel SPS less any Cash Distribution paid to the Holder in respect of the Dyno Nobel SPS on the Realisation Date.

In a winding up of Dyno Nobel, the holder of a Dyno Nobel Preference Share will be entitled to be paid out of any surplus remaining after payment of all amounts due to creditors of an amount equal to the amount payable on redemption of the Dyno Nobel Preference Share.

Dyno Nobel Preference Shares entitle the holders to attend all meetings of Dyno Nobel but only entitle holders to vote in the following circumstances:

> during a period during which a dividend in respect of the Dyno Nobel Preference Share is in arrears;
> on a proposal to reduce Dyno Nobel's share capital;
> on a resolution to approve the terms of a buy-back agreement;
> on a proposal that affects rights attached to the Dyno Nobel Preference Shares;
> on a proposal to wind up Dyno Nobel;
> on a proposal for the disposal of the whole of Dyno Nobel's property, business and undertaking; and
> during the winding up of Dyno Nobel.

Each Dyno Nobel Preference Share entitles the holder to one vote.

Dyno Nobel may only issue a preference share which ranks senior to the Dyno Nobel Preference Shares with the approval of holders of the Dyno Nobel Preference Shares, but may issue equal ranking or junior ranking preference shares without that approval.

9.5 Summary of important documents

9.5.1 Services and Indemnity Deeds

The Issuer and Dyno Nobel have entered into two services and indemnity deeds - the Dyno Nobel Services and Indemnity Deed and the Responsible Entity Services and Indemnity Deed (collectively, the "Services and Indemnity Deeds"), which are dated 2 July 2007. The following is a summary of the principal provisions of the Services and Indemnity Deeds.

Services:

> The Responsible Entity Services and Indemnity Deed provides for the appointment of the Issuer as the trustee and responsible entity of the Dyno Nobel SPS Trust and sets out the responsible entity services that the Issuer is to provide in respect of the Dyno Nobel SPS Trust.

> The Dyno Nobel Services and Indemnity Deed sets out the services that Dyno Nobel is required to provide to the Issuer.

Dyno Nobel indemnity: Dyno Nobel indemnifies the Issuer against costs and losses which the Issuer may incur in connection with a range of matters, including:

> any false, misleading or deceptive statement in this Product Disclosure Statement made by, or in respect of the Dyno Nobel Group including in relation to its operations, financial position or financial prospects; and

> any false, misleading or deceptive statement in this Product Disclosure Statement made by, or based on statements by, KPMG in respect of the Dyno Nobel Group taxation or taxation matters; and

> any omission from this Product Disclosure Statement of any information in respect of the Dyno Nobel Group that is required to be included under the Corporations Act; and

> Dyno Nobel's provision of the services to the Issuer, or failure to provide such services, or any breach of Dyno Nobel to perform the services under the Services and Indemnity Deeds; and

> any other costs properly payable by the Issuer under the Constitution (to the extent the Issuer is not entitled to be indemnified in respect of such costs from the assets of the Dyno Nobel SPS Trust),

except to the extent that the cost or loss is directly attributable to the fraud, negligence or wilful misconduct of the Issuer or any of its agents.

Retirement of the Issuer: The Issuer must provide Dyno Nobel with at least three months' prior notice if it proposes to retire as a responsible entity. The Issuer is required to retire upon a request from Dyno Nobel if the Issuer reasonably considers that the retirement and the appointment of Dyno Nobel's proposed replacement is not in contravention with the Corporations Act and its duties as responsible entity. Dyno Nobel is obliged to nominate an appropriate replacement and use reasonable endeavours to ensure that Dyno Nobel's proposed replacement is appointed.

Fees and expenses: Dyno Nobel agrees to provide loans to the Trust to facilitate the payment of certain management costs set out in Section 7 in certain circumstances.

Termination: The Services and Indemnity Deeds will automatically terminate on the date the Issuer retires or is removed as responsible entity of the Dyno Nobel SPS Trust in accordance with the procedures set out in the Corporations Act, provided that no termination of the Services and Indemnity Deeds shall effect the rights or obligations of a party that have accrued prior to the date of termination.

9.5.2 Custody Deed

The Custodian is appointed by the Issuer to hold such assets and title documents of the Dyno Nobel SPS Trust as the Issuer may direct. The Issuer and the Custodian have entered into a custody deed that sets out the Custodian's role in detail including in rights and obligations and a clause limiting its liability.

9.5.3 Offer Management Deed ("OMA")

The Issuer and Dyno Nobel have entered into an OMA with Macquarie Equity Capital Markets Limited as bookrunner and Lead Manager. Under the OMA, the Lead Manager has agreed to conduct a Bookbuild for the purpose, amongst other things, of establishing the Initial Margin and determining the allocation of the Dyno Nobel SPS.

The following is a summary of the principal provisions of the OMA.

Fees: The fees payable to the Lead Manager are set out in Section 9.9. The fees must be paid in cleared funds on or before the Allotment Date.

Representations, warranties and undertakings: Under the OMA, Dyno Nobel and the Issuer make various representations and warranties in relation to the Product Disclosure Statement, compliance with the Corporations Act and conduct of the Offer in accordance with this Product Disclosure Statement, the constitutions of Dyno Nobel and the Dyno Nobel SPS Trust (as applicable), the OMA and the Corporations Act. The Issuer also warrants that it has the power (including under the constitution of the Dyno Nobel SPS Trust) to enter into and perform transactions and agreements in connection with the OMA and the Offer.

9

Dyno Nobel has undertaken not to make any further issues of securities that are convertible or exchangeable into shares, or that represent a right to receive Dyno Nobel shares, for a period of 60 days after the Allotment Date without the consent of the Lead Manager other than pursuant to the Offer, the OMA or a dividend reinvestment plan or employee incentive scheme in operation at the date of the OMA.

Termination events: The Lead Manager may terminate the OMA after the happening of any one or more of the following events (non-exhaustive list):

> the S&P/ASX 200 Index falls by 15% or more below its level at the date of the OMA and remains below that level for a period of three consecutive Business Days or until the end of the Closing Dates; or
> unconditional approval (or approval, subject to customary conditions which would not, in the reasonable opinion of the Lead Manager, have a material adverse effect on the success or outcome of the Offer) for official quotation of the Dyno Nobel SPS or admission of the Dyno Nobel SPS Trust to the Official List is refused, or is not granted by the listing approval date, or withdrawn; or
> ASIC issues a stop order or similar proceeding in relation to this Product Disclosure Statement; or
> the Issuer withdraws this Product Disclosure Statement or the Offer; or
> the index indicator rate for bonds issued by the Commonwealth which have tenure of either three or 10 years, is 1% or more above its level at close of business on the Business Day immediately before the date of the OMA and remains at or above that level for three consecutive Business Days or until the end of the Settlement Date; or
> a change in law is introduced which is likely to prohibit or materially adversely regulate the Offer, capital issues or stock markets or materially adversely affect the tax treatment of the Dyno Nobel SPS; or
> the Product Disclosure Statement does not comply with the Corporations Act, ASX Listing Rules or any other applicable law or regulation; or
> trading in securities quoted or listed on ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for more than one day or there is a material disruption in commercial banking or security settlement or clearance services in any of Australia, the United States or the United Kingdom and the Lead Manager believes on reasonable grounds that the event is likely to have a materially adverse effect on the Offer or contracts to sell the Dyno Nobel SPS.

In addition, the Lead Manager may terminate the OMA after the happening of any one or more of the following events (non-exhaustive list) where the Lead Manager has reasonable and bona fide grounds to believe and does believe that this event has or is likely to have a materially adverse effect on the outcome of the Offer or give rise to a material liability of the Lead Manager under any law or regulation:

> hostilities commence in certain countries or a major terrorist act occurs in one of those countries; or
> a change in senior management or the board of directors of the Issuer or Dyno Nobel other than the appointment of an additional director to the Dyno Nobel board; or
> contravention by the Issuer or Dyno Nobel of the Corporations Act, its Constitution, or any of the Listing Rules; or
> an adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Issuer or the Dyno Nobel Group; or
> a director of the Issuer or Dyno Nobel is charged with an indictable offence; or
> a warranty contained in the OMA is not true or correct.

Indemnity: Dyno Nobel indemnifies the Lead Manager and its related bodies corporate and each of their officers, employees and advisers against liabilities in connection with the Offer except to the extent that those liabilities arise from the fraud, recklessness, wilful misconduct or negligence of those parties, or their breach of the OMA.

9.5.4 Compliance Plan

The Compliance Plan for the Dyno Nobel SPS Trust describes the procedures that the Issuer applies, as responsible entity of the Dyno Nobel SPS Trust, to ensure compliance with the Corporations Act and the Constitution.

The Board of the Issuer will oversee the Issuer's procedures for complying with the Compliance Plan, the Constitution and the Corporations Act.

Copies of the Compliance Plan and Constitution are available free of charge and can be obtained by contacting the Issuer on 1800 622 812.

9.6 ASIC and ASX relief

9.6.1 ASIC relief

The Issuer has applied to ASIC for declarations, modifications and exemptions from the application of provisions of the Corporations Act in relation to the following matters:

> an exception under section 1020F(1)(a) of the Corporations Act in respect of the Replacement Product Disclosure Statement such that the exposure period requirements do not apply to the Replacement Product Disclosure Statement;

- an exemption under section 601QA(1)(a) of the Corporations Act to permit the unequal treatment of Holders in circumstances where Dyno Nobel SPS held by a foreign Holder are to be Exchanged and the laws in force in the foreign Holder's place of residence may not permit the issue of Dyno Nobel Ordinary Shares or Dyno Nobel Preference Shares in which case, Dyno Nobel may in its discretion issue Dyno Nobel Ordinary Shares or Dyno Nobel Preference Shares to a nominee, who will sell those shares and pay the proceeds net of its costs to the foreign Holder;
- an exemption under section 741(1) of the Corporations Act to enable persons to on-sell Dyno Nobel Ordinary Shares and Dyno Nobel Preference Shares without an Australian disclosure document where they have received the Dyno Nobel Ordinary Shares or Preference Shares on Exchange of Dyno Nobel SPS;
- an exemption under section 601QA(1)(a) of the Corporations Act to enable the Issuer to amend, repeal or replace the Constitution with the consent of the sole member without having to hold a meeting under section 601GC(1)(a) where the Ordinary Unitholder is the sole member of the Dyno Nobel SPS Trust; and
- a confirmation that the Issuer will not be required to pay ASIC a fee on lodging the Replacement Product Disclosure Statement.

9.6.2 ASX relief

The Issuer has applied for the following waivers from, and confirmations in relation to, the Listing Rules (LR):

- LR 1.1, Condition 1: a confirmation that the structure and operations of the Dyno Nobel SPS Trust are appropriate for the purposes of listing rule 1.1, condition 1;
- LR 1.1, Condition 5: a confirmation that listing rule 1.1, Condition 5 does not apply to the Repurchase, Resale or Exchange provisions of the Dyno Nobel SPS Terms or, alternatively, a waiver of the rule in respect of Repurchase, Resale or Exchange;
- LR 1.1, Condition 6: a confirmation that Dyno Nobel SPS are treated as the Dyno Nobel SPS Trust's main class of securities;
- LR 1.3.5(a): a confirmation that the Dyno Nobel SPS Trust does not have to provide accounts for the last three years;
- LR 6.1: a confirmation that Dyno Nobel SPS Terms and the Preference Share Terms are appropriate and equitable;
- LR 6.10: a confirmation that listing rule 6.10 does not apply to the Dyno Nobel SPS Terms which provide for changes to the Distribution Rate;
- LR 6.12: a confirmation that the Exchange, Repurchase or Resale of the Dyno Nobel SPS under the Dyno Nobel SPS Terms are appropriate and equitable;
- LR 7.1: a confirmation that listing rule 7.1 will apply to the Exchange of Dyno Nobel SPS into Ordinary Shares but will not apply to the issue of Dyno Nobel SPS by the Issuer;
- LR 10.1: a waiver from listing rule 10.1 to permit the transfer of a substantial asset (the proceeds of the issue) to Dyno Nobel LLC in subscription for the LLC Preference Shares;
- LR 10.11: a waiver from listing rule 10.11 to permit Dyno Nobel SPS (and any Dyno Nobel Ordinary Shares or Dyno Nobel Preference Shares into which the Dyno Nobel SPS may be Exchanged) to be issued to the directors of Dyno Nobel or directors of the Issuer (and their associates) on the condition that each individual director (and their associates) cannot apply for more than 0.02% of the total issue of Dyno Nobel SPS, and the directors of each of Dyno Nobel and the Issuer (and their associates) cannot apply for more than an aggregate of 0.2% of the total issue of Dyno Nobel SPS; and
- deferred settlement trading: approval to allow Dyno Nobel SPS, for a short time following the Issue Date and quotation of Dyno Nobel SPS on ASX, to trade on a deferred settlement basis.

9.7 Consents and disclaimers

9.7.1 Consent to be named

The following parties have given and have not, before the lodgement of this Product Disclosure Statement with ASIC, withdrawn their written consents to be named in this Product Disclosure Statement in the forms and context in which they are named:

- Permanent Investment Management Limited, as the Issuer of the Dyno Nobel SPS;
- Dyno Nobel, as the person who established the Dyno Nobel SPS Trust;
- Mallesons Stephen Jaques, as legal adviser in relation to the Offer;
- Deloitte as auditor of Dyno Nobel and who has provided financial due diligence services in respect of the historical and pro forma historical financial information and accounting advice to Dyno Nobel in relation to the issue;
- KPMG as the Australian Taxation adviser;
- Macquarie Equity Capital Markets Limited as Lead Manager to the Offer;
- Credit Suisse (Australia) Limited as Co-Lead Manager to the Offer;
- ABN AMRO Morgans Limited, ANZ Securities Limited, Bell Potter Securities Limited, Grange Securities Limited, Macquarie Equities Limited, and National OnLine Trading Limited as Co-Managers to the Offer;
- Trust Company Limited, as the custodian of the assets of the Dyno Nobel SPS Trust;
- Mayer, Brown, Rowe & Maw LLP ("Mayer Brown"), as the US tax adviser; and
- Computershare Investor Services Pty Limited as Registry to the Offer.

9

9.7.2 Consent to the inclusion of statements

KPMG has given, and has not withdrawn before the lodgement of this Product Disclosure Statement with ASIC, their consent to the inclusion of the Australian taxation summary in this Product Disclosure Statement, in the form and context in which it appears in Section 8.

Mayer Brown has given, and has not withdrawn before the lodgement of this Product Disclosure Statement with ASIC, their consent to the inclusion of the US taxation summary in this Product Disclosure Statement, in the form and context in which it appears in Section 8.

Dyno Nobel has given, and has not withdrawn before lodgement of this Product Disclosure Statement with ASIC, its consent to the statements attributed to it in this Product Disclosure Statement.

9.7.3 Disclaimer

Each person referred to in Section 9.7.2:

- does not make, or purport to make, any statement in this Product Disclosure Statement other than those statements referred to above in Section 9.7.2 next to that person's name, as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Product Disclosure Statement other than as described in Section 9.7.2 with that person's consent.

Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of this Product Disclosure Statement other than being named as Registry to the Offer. Computershare has not authorised or caused the issue of any part of this Product Disclosure Statement.

Trust Company was not involved in the preparation of any part of this Product Disclosure Statement (other than being named as Custodian of the Dyno Nobel SPS Trust). Trust Company has not authorised or caused the issue of any part of this Product Disclosure Statement.

National Online Trading Limited is a wholly-owned subsidiary of National Australia Bank Limited, but National Australia Bank Limited does not guarantee the obligations or performance of its subsidiary or the services it offers.

9.8 Complaints handling procedures

If Holders have a complaint about the Issuer in connection with the Dyno Nobel SPS Trust then they can refer the matter in writing to:

The Complaints Handling Officer
Permanent Investment Management Limited
GPO Box 4270
Sydney NSW 2001

A Holder may lodge any complaints by writing to the Issuer at the address above. The Issuer will always acknowledge any complaint in writing and respond within 30 business days.

If a Holder remains unhappy, they can contact Financial Industry Complaints Service Limited ("FICS") – which is independent from the Issuer on 1300 780 808.

To be considered by the FICS, the claim involved must be under A$100,000 (unless agreed in writing). If a Holder is investing through a master trust or wrap account then enquiries and complaints should be directed to the operator of that service, and not to the Issuer.

9.9 Costs of the Offer and interests of experts and other advisers

The total costs of the Offer to the date of this Product Disclosure Statement are estimated to be between A$8.5 million and A$9.0 million (excluding GST), depending on the final size of the Offer. Set out below are the interests of experts and advisers named in this Product Disclosure Statement to the date of this Product Disclosure Statement in relation to the Offer.

The Lead Manager is entitled to receive a structuring and arranging fee of 0.75% of the total gross proceeds of the Offer and a distribution and management fee of 1.25% of the total gross proceed of the Offer and may receive an incentive fee of up to 0.5% of the final Offer size. The incentive fee is payable at the discretion of Dyno Nobel.

Mallesons Stephen Jaques has acted as Australian legal adviser to the Offer. Mallesons Stephen Jaques will be paid approximately A$450,000 (excluding disbursements and GST) for providing such services. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its normal time-based charges.

KPMG have acted as Australian tax adviser in relation to the Offer and have performed work in relation to performing due diligence required on taxation matters and have prepared the Taxation Report referred to in Section 8. In respect of this work, Dyno Nobel estimates that it will pay approximately A$250,000 (excluding disbursements and GST) to KPMG. Further amounts may be paid to KPMG under its normal time-based charges.

Deloitte have acted as the auditor for Dyno Nobel and have assisted management in its due diligence enquiries on financial matters. Dyno Nobel estimates that it will pay approximately A$140,000 (excluding disbursements and GST) to Deloitte. Further amounts may be paid to Deloitte under its normal time-based charges.

Mayer Brown has acted as US tax adviser and have prepared a report in Section 8. In respect of this work, Dyno Nobel estimates that it will pay approximately US$45,000 (excluding disbursements and GST) to Mayer Brown.

9.10 Interests

Dyno Nobel holds the Ordinary Unit in the Dyno Nobel SPS Trust but no Dyno Nobel SPS. No director of the Issuer or of Dyno Nobel holds Dyno Nobel SPS.

9.11 Investment considerations

The Dyno Nobel SPS Trust is a sole-purpose vehicle for investing in LLC Preference Shares. Accordingly, the Issuer will not take account of labour standards, or environmental, social or ethical considerations in selecting, retaining or realising investments for the proceeds of the Offer.

9.12 Directors' consent to lodgement

Each director of the Issuer has given, and not withdrawn, their consent to the lodgement of this Product Disclosure Statement with ASIC.

9.13 Updates to Original Product Disclosure Statement

The material differences between this Product Disclosure Statement and the Original Product Disclosure Statement are:

> the inclusion of the Initial Margin in the Key Features of Dyno Nobel SPS section, Section 2 and the Glossary of Terms in Section 10;

> the inclusion of the Application Form; and

> the inclusion of references to the Dyno Nobel Voluntary LLC Winding Up Deed Poll and associated amendments to the circumstances in which the Dyno Nobel Preference Shares are redeemable and the amount payable on redemption of a Dyno Nobel Preference Share.

A limited number of other consequential and formatting amendments have been made to this Product Disclosure Statement.

Glossary of Terms


10

For defined terms not listed below, refer to the Dyno Nobel SPS Terms in Appendix A.

A$, $ or dollars	Australian dollars
AASB	Auditing and Assurance Standards Board
ABN	Australian Business Number
Acquisition Businesses	the shares in Le Groupe, Castonguay Inc., Tradestar, and Tenaga Kimia Ensign Bickford and the 29% stake in Fabchem China Limited which have been acquired by Dyno Nobel or its subsidiaries between 31 December 2006 and 31 May 2007
AEST	Australian Eastern Standard Time
AFSL	Australian Financial Services Licence
AIFRS	Australian equivalents of the International Financial Reporting Standards
Allotment	the allotment of Dyno Nobel SPS to successful Applicants
Allotment Date	the date on which Dyno Nobel SPS commence trading on ASX on a deferred settlement basis, expected to be 1 August 2007
Allotment Statements	the statements to be issued to successful Applicants following Allotment of their Dyno Nobel SPS
Applicant	a person who submits a valid Application Form
Application	a valid application made on the conditions set out in the Product Disclosure Statement by using an Application Form to apply for a specified number of Dyno Nobel SPS
Application Form	each Application Form accompanying this Product Disclosure Statement upon which an application for Dyno Nobel SPS must be made
Application Moneys	the moneys payable on Application, being the product of multiplying the number of Dyno Nobel SPS applied for by the amount of $100
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASTC Settlement Rules	the business rules of ASTC
ASX	Australian Securities Exchange or ASX Limited (ABN 98 008 624 691)
Audit and Compliance Committee	the Audit and Compliance Committee appointed by the Board of Dyno Nobel
Beneficial Owner	Beneficial Owner means the person who is required, under US tax principles, to include the income payable on Dyno Nobel SPS in their gross income on a tax return. A person is not the Beneficial Owner, however: (a) to the extent that person is receiving the income payable on Dyno Nobel SPS as nominee, agent or custodian; (b) to the extent the person is a conduit whose participation in a transaction is disregarded; or (c) if the person is a foreign partnership or foreign trust.
Board	the board of directors of Dyno Nobel or the Issuer, as the context requires

10

Bookbuild	the process conducted by Dyno Nobel or its agents prior to the opening of the Offer, whereby certain investors lodged bids for Dyno Nobel SPS and, on the basis of those bids, Dyno Nobel determined the Initial Margin
Broker Firm Applicant	an Applicant who applies for Dyno Nobel SPS through a Broker Firm allocation of a Syndicate Broker
Broker Firm Offer	the invitation made to Australian resident retail clients of the Syndicate Brokers to apply for an allocation of Dyno Nobel SPS from the relevant Syndicate Broker under this Product Disclosure Statement
Broker Firm Offer Closing Date	26 July 2007
Business Day	has the meaning given in the Listing Rules
Capital Project	the construction of an ammonium nitrate plant in Moranbah, Queensland
CGT	Capital Gains Tax
CHESS	Clearing House Electronic Sub-register System operated by ASTC
Closing Dates	the General Offer Closing Date and Broker Firm Offer Closing Date
Co-Manager	a co-manager of the Offer appointed by the Lead Manager
Company	Dyno Nobel
Compliance Plan	the compliance plan of the Dyno Nobel SPS Trust
Constitution	the constitution of the Dyno Nobel SPS Trust
Corporations Act	the Corporations Act 2001 (Cth)
Corporations Regulations	the Corporations Regulations 2001 (Cth)
CPI	Consumer Price Index
Custodian	Trust Company Limited
Custody Deed	the custody deed between the Issuer and Trust Company in relation to the assets of the Dyno Nobel SPS Trust, as described in Section 9.5.2
Deloitte	Deloitte Touche Tohmatsu
Dividend Reinvestment Plan	the plan under which Dyno Nobel shareholders can elect to reinvest their dividends in acquiring further in Dyno Nobel Ordinary Shares
Dividend Restriction	the restriction on Dyno Nobel paying dividends or making a return of share capital set out in clause 4 of the Dyno Nobel SPS Terms
Dyno Nobel	Dyno Nobel Limited (ABN 44 117 733 463)
Dyno Nobel Constitution	the constitution of Dyno Nobel
Dyno Nobel Group	Dyno Nobel and its subsidiaries

Dyno Nobel Ordinary Share	a fully paid Ordinary Share in the capital of Dyno Nobel
Dyno Nobel Ordinary Shareholder	a holder of a Dyno Nobel Ordinary Share
Dyno Nobel Preference Share	a fully paid preference share in Dyno Nobel issued on the Preference Share Terms
Dyno Nobel Preference Shareholder	a holder of a Dyno Nobel Preference Share
Dyno Nobel SPS	Dyno Nobel Step-Up Preference Securities
Dyno Nobel SPS Terms	the terms and conditions on which the Dyno Nobel SPS are issued, set out in Appendix A
Dyno Nobel SPS Trust	the Dyno Nobel SPS Trust, established under the Constitution
Dyno Nobel Voluntary LLC Winding Up Deed Poll	the deed poll under which Dyno Nobel has undertaken in favour of each Holder from time to time not to pass a resolution or seek an order for winding up of Dyno Nobel LLC at any time when Dyno Nobel SPS remain on issue and are held by persons other than Dyno Nobel or members of the Dyno Nobel Group
EBIT	earnings before interest and tax
EBITA	earnings before interest, tax and amortisation
EBITDA	earnings before interest, tax, depreciation and amortisation
Eligible Shareholder	an Australian resident who is an existing Dyno Nobel Ordinary Shareholder
Face Value	$100 per Dyno Nobel SPS
FICS	Financial Industry Complaints Service Limited (ABN 64 068 901 904)
Financial Year	each period of 12 months ending on 30 June
Gearing	net debt to net debt plus equity
General Offer	the offer of Dyno Nobel SPS under this Product Disclosure Statement to Australian retail investors
General Offer Closing Date	26 July 2007
GST	means the goods and services tax levied in Australia pursuant to A New Tax System (Goods and Services Tax) Act 1999 (Cth)
HIN	Holder Identification Number
Holder	a person registered as the holder of Dyno Nobel SPS
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
Initial Margin	the Margin determined by the Bookbuild, being 2.00% per annum
Institutional Investor	an institutional investor who subscribes for Dyno Nobel SPS under the Institutional Offer
Institutional Offer	the invitation to certain institutional investors to bid for Dyno Nobel SPS in the Bookbuild

10

Issue Date	the date of first issue of Dyno Nobel SPS, which is expected to be 1 August 2007
Issue Price	$100 per Dyno Nobel SPS
Issuer	Permanent Investment Management Limited (ABN 45 003 278 831)
Lead Manager	Macquarie Equity Capital Markets
Listing Rules	the official listing rules of ASX as they apply to the Dyno Nobel SPS Trust
Macquarie Bank	Macquarie Bank Limited (ABN 46 008 583 542)
Macquarie Equity Capital Markets	Macquarie Equity Capital Markets Limited (ACN 001 374 572)
Margin	the Initial Margin for the period up to (but not including) the First Remarketing Date and, for the period thereafter, has the meaning given to that term in the Dyno Nobel SPS Terms
Net Debt	total debt of the Dyno Nobel Group minus available cash
Offer	the invitation made pursuant to this Product Disclosure Statement for investors to offer to subscribe for Dyno Nobel SPS
Offer Management Deed or OMA	the offer management deed between Macquarie Equity Capital Markets, Dyno Nobel and the Issuer in relation to the Offer as described in Section 9.5.3
Offer Period	the period from (and including) the date and time the Offer opens to (and including) the date and time the Offer closes
Official List	the official list of ASX
Official Quotation	Official quotation by ASX of the Dyno Nobel SPS, and Officially Quoted has a corresponding meaning
Opening Date	11 July 2007
Ordinary Unit	an ordinary unit in the Dyno Nobel SPS Trust
Ordinary Unitholder	the holder of Ordinary Units
Original Product Disclosure Statement	the product disclosure statement that was lodged with ASIC on 2 July 2007 in relation to the Offer and which is replaced by this Product Disclosure Statement
Participating Broker	a broker who is participating in the Broker Firm Offer
Preference Share Terms	the terms of issue of the Dyno Nobel Preference Shares
Privacy Act	the Privacy Act 1988 (Cth)
Product Disclosure Statement	this Product Disclosure Statement dated 11 July 2007, that replaces the Original Product Disclosure Statement dated 2 July 2007
Reference Rate	180-day Bank Bill Swap Rate
Register	the public register of the Issuer
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277)

Replacement Product Disclosure Statement	this Product Disclosure Statement dated 11 July 2007, that replaces the Original Product Disclosure Statement dated 2 July 2007
Securities Act	the United States Securities Act of 1933
Services and Indemnity Deed	a services and indemnity deed between Dyno Nobel and the Issuer in relation to the Offer, as described in Section 9.5.1
Shareholder or Shareholders	a registered holder of Dyno Nobel Ordinary Shares
Shareholder Priority Offer	the offer of Dyno Nobel SPS under this Product Disclosure Statement to Eligible Shareholders
Special Resolution	a resolution of the Unitholders in the Dyno Nobel SPS Trust where the required majority is 75%
SRN	Securityholder Reference Number
Syndicate Broker	the Lead Manager, the Co-Lead Manager, a Co-Manager or a Participating Broker
10% Investor	With respect to any entity, any person that owns, directly or indirectly, and after the application of certain constructive ownership rules under section 871(h)(3) of the US Code, 10% or more of the total combined voting power of all classes of stock of such entity entitled to vote. For purposes of clarification, but without limiting the reach of section 871(h)(3) of the US Code, the constructive ownership rules treat a person as owning: > stock that is owned by family members, > a proportional amount of stock owned by any corporation, partnership, estate or trust of which the investor is a stockholder, partner or beneficiary, and > where the investor is itself a corporation, partnership, estate or trust, all of the stock owned by a stockholder, partner, or beneficiary of the investor (unless, in the case of an investor that is a corporation, the stockholder owns less than 50% of the value of the investor, in which case the investor will be treated as owning only a proportional amount of the stockholder's stock).
TFN	Tax File Number
Undertakings	the undertakings made by Dyno Nobel to the Issuer in the Constitution
Unitholders	the Ordinary Unitholder and each Holder
US Code	The US Internal Revenue Code of 1986, as amended
US Withholding Tax Declaration	Substitute Form W-8BEN (Part A and B) in the form despatched to Holders with their Holding Statement
Voluntary LLC Winding Up	a Dyno Nobel Winding Up Event which results from the voluntary actions of Dyno Nobel to pass a resolution or seek an order for the winding up of Dyno Nobel LLC

Dyno Nobel SPS Terms

Appendix A



A

1 Face Value

Each Dyno Nobel SPS will be issued with a face value of $100 ("**Face Value**"). Each Dyno Nobel SPS must be paid for in full on application.

2 Form and ranking

2.1 Form

Each Dyno Nobel SPS is a unit in the Trust conferring an undivided share in the beneficial interest in the assets of the Trust. A Dyno Nobel SPS is able to be Repurchased for cash and is exchangeable into Ordinary Shares or a Preference Share according to these Dyno Nobel SPS Terms. Dyno Nobel SPS do not represent securities of Dyno Nobel, are not guaranteed by Dyno Nobel and (without limiting clause 12.5 ("Failure to perform obligations")) a Holder has no claim on Dyno Nobel for payment of any amount of Distribution, Face Value, Repurchase Amount, Liquidation Amount or other amount in respect of the Dyno Nobel SPS.

Dyno Nobel SPS are issued according to the Trust Constitution of which these Dyno Nobel SPS Terms form part.

2.2 Entries in the Register

Dyno Nobel SPS are taken to be issued when they are entered in the Register.

2.3 No certificates

No certificates will be issued in respect of any Dyno Nobel SPS unless the Issuer determines that certificates should be available or they are required by any applicable law.

2.4 Ranking

Subject to the Trust Constitution, each Dyno Nobel SPS ranks:

(a) equally with all other Dyno Nobel SPS in all respects;

(b) senior to the Ordinary Unit in respect of distributions and payments in a winding up of the Trust; and

(c) subordinate to all creditors of the Trust in respect of distributions and payments in a winding up of the Trust.

3 Distributions

3.1 Distributions

Subject to these Dyno Nobel SPS Terms, each Dyno Nobel SPS entitles the Holder on a Record Date to receive on the relevant Distribution Payment Date a distribution of the Trust Income for the Distribution Period ending on that Distribution Payment Date ("**Distribution**") calculated according to the following formula:

$$\text{Distribution} = \frac{\text{Distribution Rate} \times \$100 \times D}{365}$$

where:

Distribution Rate (expressed as a percentage per annum) is calculated according to the following formula:

Distribution Rate = Market Rate + Margin

where:

Market Rate (expressed as a percentage per annum) means, for a Distribution Period, the average mid-rate for bills having a term of 180 days which average rate is displayed on Bloomberg page AFRS 2 (or any page which replaces that page) on the first Business Day of that Distribution Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Melbourne time) on that date, the rate specified in good faith by Dyno Nobel at or around that time on that date having regard, to the extent possible, to:

(a) the rates otherwise bid and offered for bills having a term of 180 days or for funds of that tenor displayed on Bloomberg page AFRS 2 (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills having a term of 180 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Margin (expressed as a percentage per annum) means:

(a) for a Distribution Period commencing before the First Remarketing Date, the Initial Margin; and

(b) for a Distribution Period commencing on or after the First Remarketing Date, the Remarketing Margin which applies from the last Remarketing Date occurring on or before the start of the Distribution Period;

Initial Margin means the margin determined under the Bookbuild;

Remarketing Margin (expressed as a percentage per annum) means the margin determined in accordance with clause 5.3 ("Result of Remarketing"), clause 5.5 ("Step-up Margin to apply") or clause 6.4 ("Result of New Credit Rating Remarketing") (as the case may be); and

D means in respect of:

(a) the first Distribution Payment Date, the number of days from (and including) the Issue Date to (and including) the first Distribution Payment Date; and

(b) each subsequent Distribution Payment Date, the number of days from (but excluding) the preceding Distribution Payment Date to (and including) that Distribution Payment Date.

3.2 Distribution Payment Dates

The Distribution Payment Dates are:

(a) each 30 June and 31 December, commencing on 31 December 2007, which falls before the date on which the Dyno Nobel SPS are Repurchased or exchanged into Ordinary Shares or Preference Shares in accordance with these Dyno Nobel SPS Terms (but does not include that date); and

A

(b) a Realisation Date (not being a 30 June or 31 December), where Dyno Nobel SPS are Repurchased or Exchanged for Ordinary Shares on that date and the Issuer has determined under clause 8 ("Repurchase") or clause 10 ("Exchange") to pay a Cash Distribution on that date,

(each a "**Distribution Payment Date**").

If a Distribution Payment Date is a day which is not a Business Day, then that day remains the Distribution Payment Date and the Distribution scheduled to be paid on that day will be paid on the next day which is a Business Day without any adjustment of the amount of the Distribution or any other payment in respect of the delay in payment.

3.3 Conditions to payment of Distributions

The payment of a Distribution is subject to:

(a) the Issuer exercising its discretion to pay that Distribution; and

(b) the Trust having sufficient Trust Income (after paying or providing for all liabilities of the Trust) during the relevant Distribution Period.

3.4 Distributions are non-cumulative

Distributions are non-cumulative. If all or any part of a Distribution is not paid (an "**Unpaid Distribution**") on the relevant Distribution Payment Date because of the restrictions in clause 3.3 ("Conditions to payment of Distributions"), the Issuer has no liability to pay the Unpaid Distribution and, notwithstanding the ability of the Issuer to make an Optional Distribution in accordance with clause 3.5 ("Optional Distributions") below, no Holder has any claim in respect of such Unpaid Distribution. No interest accrues on any Unpaid Distribution or Optional Distribution and no Holder has any claim or entitlement in respect of interest on any Unpaid Distribution or Optional Distribution.

3.5 Optional Distributions

Without limiting clause 3.3 ("Conditions to payment of Distributions") or clause 3.4 ("Distributions are non-cumulative"):

(a) the Issuer may, in its absolute discretion, elect at any time to pay to Holders an optional distribution in an amount equal (either alone or in combination with an amount paid under clause 3.5(b) ("Optional Distributions")) to the unpaid amount of the scheduled Distributions for a period of 12 months immediately preceding (but including) the payment date of the optional distribution (an "Optional Distribution"); and

(b) under the terms of the Trust Constitution, Dyno Nobel may, in its absolute discretion, elect at any time to pay to Holders an amount equal (either alone or in combination with an amount paid under clause 3.5(a) ("Optional Distributions")) to an Optional Distribution.

4 Restrictions in the case of non-payment

If any of the following is the case:

(a) a Distribution has not been paid in full for any reason within 5 Business Days of the relevant Distribution Payment Date; or

(b) on a Realisation Date, for any reason the Repurchase Amount has not been paid in full, Ordinary Shares have not been issued or Preference Shares have not been issued, in each case as required in accordance with these Dyno Nobel SPS Terms,

Dyno Nobel must not:

(c) declare or otherwise determine to pay, or pay, a dividend or make any distribution on any class of its share capital; or

(d) redeem, reduce, cancel, buy-back or acquire for any consideration any share capital of Dyno Nobel,

unless:

(i) where a Distribution has not been paid in full within 5 Business Days of a Distribution Payment Date, since that date the Issuer or Dyno Nobel (or a combination of the Issuer and Dyno Nobel) has paid to Holders in full:

(A) an Optional Distribution (or an amount equal to an Optional Distribution); or

(B) consecutive scheduled Distributions in respect of a period of 12 months;

(ii) all Dyno Nobel SPS have been Repurchased or exchanged for Ordinary Shares or Preference Shares in accordance with these Dyno Nobel SPS Terms; or

(iii) such action has been approved by a Special Resolution of Holders,

provided that nothing in this clause 4 ("Restrictions in the case of non-payment") will be taken to prevent a payment by way of pro rata payments to Holders and the holders of any security of Dyno Nobel which ranks in respect of dividends (in the case of a dividend) or return of capital in a winding up (in the case of any other payment) equally with the Preference Shares (or would rank equally in the relevant respect with the Preference Shares if those Preference Shares were issued).

5 Remarketing provisions

5.1 Notification of Remarketing

The Issuer may, no earlier than six months and not later than 55 Business Days prior to the next Remarketing Date, issue an invitation (a "**Remarketing Invitation**") to Holders that will propose:

(a) a range of possible Margins to apply following a Successful Remarketing; and

(b) the timing of the next Remarketing Date (which must coincide with a Distribution Payment Date),

and will include the other terms of the Dyno Nobel SPS, if any, that will be adjusted, and any new terms that will be added with effect from the Remarketing Date following a Successful Remarketing. The Issuer may request to adjust any terms of the Dyno Nobel SPS, including without limitation:

(i) the Market Rate;

(ii) the Margin;

(iii) the Step-up;

(iv) the Exchange Discount;

(v) the percentage used to calculate the Repurchase Amount in clause 8.2(a) ("Repurchase Amount");

(vi) the frequency and timing of Distribution Periods;

(vii) the frequency and timing of Distribution Payment Dates; and

(viii) the notice periods required under these Dyno Nobel SPS Terms.

5.2 Holder participation in Remarketing

Each Holder may, within 20 Business Days of the issue of a Remarketing Invitation or such longer time period (ending not less than 35 Business Days before the Remarketing Date) which the Issuer nominates, give one of the following types of written notice to the Issuer:

(a) a **"Step-up Notice"** indicating that they do not wish to continue to hold Dyno Nobel SPS unless the Step-up Margin applies with effect from the Remarketing Date;

(b) a **"Bid Notice"** indicating that they do not wish to continue to hold Dyno Nobel SPS unless the Remarketing Margin to apply with effect from a Remarketing Date on a Successful Remarketing is at least equal to a rate specified by the Holder (which must be within the range proposed in the Remarketing Invitation); or

(c) a **"Hold Notice"** indicating that they wish to continue to hold Dyno Nobel SPS irrespective of the Margin which applies with effect from the Remarketing Date.

If the Issuer does not receive a response from a Holder within 20 Business Days, or the longer time period nominated by the Issuer, the Holder is deemed to have given a Hold Notice (a **"Deemed Hold Notice"**).

5.3 Result of Remarketing

(a) If the Issuer issues a Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing"), the Issuer:

(i) subject to clause 5.3(b) ("Result of Remarketing"):

(A) may set a Remarketing Margin within the range specified in the Remarketing Invitation which, together with the other terms referred to in clause 5.1 ("Notification of Remarketing") (if any), will apply with effect from the Remarketing Date; and

(B) if it does so, Dyno Nobel must give a Dyno Nobel Realisation Notice in respect of Dyno Nobel SPS held by Exiting Holders in accordance with clause 7.4(c) ("Realisation by Dyno Nobel"); or

(ii) may elect not to set a Remarketing Margin, in which case Dyno Nobel may or may not give a Dyno Nobel Realisation Notice to Holders in accordance with clause 7.4(b) ("Realisation by Dyno Nobel").

(b) The Issuer may only set a Remarketing Margin under this clause 5.3 ("Result of Remarketing") where Holders have given:

(i) Hold Notices under clause 5.2(c) ("Holder participation in Remarketing") (and for the purposes of this clause 5.3(b)(i) ("Result of Remarketing"), a Deemed Hold Notice must not be counted); or

(ii) Bid Notices under clause 5.2(b) ("Holder participation in Remarketing") containing a margin less than or equal to the Remarketing Margin,

and notices under (i) and (ii) were cumulatively received in respect of at least 25% of Dyno Nobel SPS on issue at the time the Remarketing Invitation was issued.

5.4 Remarketing results notices

The Issuer must make an election to set, or not to set, a Remarketing Margin together with the other terms under clause 5.3(a) ("Result of Remarketing") and notify Holders of that election no later than 25 Business Days before the Remarketing Date.

5.5 Step-up Margin to apply

If:

(a) the Issuer does not issue a Remarketing Invitation within the period prescribed by clause 5.1 ("Notification of Remarketing") and Dyno Nobel does not issue a Dyno Nobel Realisation Notice within the period prescribed by clause 7.4(a) ("Realisation by Dyno Nobel");

(b) a Remarketing is an Unsuccessful Remarketing but Dyno Nobel does not issue a Dyno Nobel Realisation Notice within the period prescribed by clause 7.4(b) ("Realisation by Dyno Nobel"); or

(c) a Remarketing is a Successful Remarketing but the Issuer elects not to set a Remarketing Margin,

and the Step-up Margin has not already applied by operation of this clause 5.5 ("Step-up Margin to apply"), the Step-up Margin will apply with effect from the Remarketing Date to any Dyno Nobel SPS which remain on issue and no other terms will be adjusted or added. The Step-up Margin will cease to apply if, following a Successful Remarketing of the Dyno Nobel SPS which remain on issue, a Remarketing Margin is set unless (and until) this clause 5.5 ("Step-up Margin to apply") next operates.

A

5.6 Remarketing determined by Dyno Nobel

If Dyno Nobel or Dyno Nobel LLC resolves to require the Issuer to:

(a) give a Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing");

(b) propose specific terms for adjustment in a Remarketing Invitation; or

(c) set, or determine not to set, a Remarketing Margin,

and Dyno Nobel or Dyno Nobel LLC:

(i) notifies the Issuer of that resolution; and

(ii) has given a notice in corresponding terms to the Issuer under the LLC Preference Share Terms,

then the Issuer must give the Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing"), propose the specific terms for adjustment or addition or set, or determine not to set, a Remarketing Margin accordingly.

The Issuer must not otherwise give a Remarketing Invitation or set, or determine not to set, a Remarketing Margin and must not give a Remarketing Invitation specifying terms for adjustment or to be added contrary to a notice received in accordance with this clause 5.6 ("Remarketing determined by Dyno Nobel") in each case except as provided in clause 6 ("New Credit Rating Remarketing provisions").

6 New Credit Rating Remarketing provisions

6.1 Notification of New Credit Rating Remarketing

If a New Credit Rating Event occurs, the Issuer may set a New Credit Rating Remarketing Date in accordance with clause 6.2 ("New Credit Rating Remarketing Dates") and, if it does so, may issue a Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing").

A Remarketing Invitation issued in accordance with this clause 6.1 ("Notification of New Credit Rating Remarketing") may propose a range of possible Margins and the timing for the New Credit Rating Remarketing Date and to add new terms and to adjust any terms of the Dyno Nobel SPS which may be adjusted under clause 5.1 ("Notification of Remarketing"), except that the minimum of any range of possible Margins proposed to apply from the New Credit Rating Remarketing Date must be at least equal to the Margin applying immediately prior to the New Credit Rating Remarketing Date.

6.2 New Credit Rating Remarketing Dates

If a New Credit Rating Event occurs, the Issuer may set a New Credit Rating Remarketing Date by notice to the Holders no earlier than six months and not later than 55 Business Days prior to the New Credit Rating Remarketing Date (which notice, for the avoidance of doubt, may be given together with the notice given under clause 6.1 ("Notification of New Credit Rating Remarketing")).

A New Credit Rating Remarketing Date:

(a) may only be set so as to occur on a Distribution Payment Date;

(b) may not be set so as to occur on a date which is a Periodic Remarketing Date; and

(c) may only be set once.

6.3 Holder participation in New Credit Rating Remarketing

Each Holder may, within 20 Business Days of the issue of a Remarketing Invitation in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing") or such longer time period (ending not less than 35 Business Days before the New Credit Rating Remarketing Date) which the Issuer nominates, give one of the following types of written notice to the Issuer:

(a) a "**Bid Notice**" indicating that they do not wish to continue to hold Dyno Nobel SPS unless the Remarketing Margin to apply with effect from a New Credit Rating Remarketing Date on a Successful New Credit Rating Remarketing is at least equal to a rate specified by the Holder (which must be within the range proposed in the Remarketing Invitation); or

(b) a "**Hold Notice**" indicating that they wish to continue to hold Dyno Nobel SPS irrespective of the Margin which applies with effect from the New Credit Rating Remarketing Date.

If the Issuer does not receive a response from a Holder within 20 Business Days, or the longer time period nominated by the Issuer, the Holder is deemed to have given a Hold Notice (a "**Deemed Hold Notice**").

6.4 Result of New Credit Rating Remarketing

(a) If the Issuer issues a Remarketing Invitation in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing"), then the Issuer:

(i) subject to clause 6.4(b) ("Result of New Credit Rating Remarketing"):

(A) may set a Remarketing Margin within the range specified in the Remarketing Invitation which, together with the other terms referred to in clause 5.1 ("Notification of Remarketing") (if any), will apply with effect from the New Credit Rating Remarketing Date; and

(B) if it does so, must give a Dyno Nobel Resale Notice in respect of Dyno Nobel SPS held by Exiting Holders in accordance with clause 6.6 ("Dyno Nobel Resale Notice"); or

(ii) may elect not to set new terms.

(b) The Issuer may only elect to set new terms under this clause 6.4 ("Result of New Credit Rating Remarketing") where:

(i) Holders have given:

(A) Hold Notices under clause 6.3(b) ("Holder participation in New Credit Rating Remarketing") (and for the purposes of this clause 6.4(b)(i)(A) ("Result of New Credit Rating Remarketing"), a Deemed Hold Notice must not be counted); or

(B) Bid Notices under clause 6.4(a) ("Result of New Credit Rating Remarketing") containing a margin less than or equal to the Remarketing Margin; and

(ii) the Issuer has procured third party purchasers for all Dyno Nobel SPS held by Exiting Holders in accordance with the Dyno Nobel Resale Notice to be given in accordance with clause 6.6 ("Dyno Nobel Resale Notice"),

and notices under (i)(A) and (i)(B) were cumulatively received in respect of at least 25% of Dyno Nobel SPS on issue at the time the Remarketing Invitation was issued.

(c) If the Issuer elects not to adjust the terms of the Dyno Nobel SPS, the Margin applying immediately prior to the New Credit Rating Remarketing Date will continue to apply and no other terms of the Dyno Nobel SPS will be adjusted.

6.5 New Credit Rating Remarketing results notices

The Issuer must make an election to set, or not to set, a Remarketing Margin together with the other terms under clause 6.4(a) ("Result of New Credit Rating Remarketing") and notify Holders of that election no later than 25 Business Days before the New Credit Rating Remarketing Date.

6.6 Dyno Nobel Resale Notice

Where clause 6.4(a)(i) ("Result of New Credit Rating Remarketing") applies, Dyno Nobel must give a notice (a "**Dyno Nobel Resale Notice**") which states that it will Resell the Dyno Nobel SPS held by Exiting Holders in accordance with clause 9 ("Resale") on the New Credit Rating Remarketing Date and remit to the Holder on the New Credit Rating Remarketing Date an amount at least equal to the amount which would have been the Repurchase Amount for those Dyno Nobel SPS (determined as if Dyno Nobel SPS were being Repurchased on that Realisation Date).

A Dyno Nobel Resale Notice is irrevocable.

6.7 New Credit Rating Remarketing determined by Dyno Nobel

If Dyno Nobel or Dyno Nobel LLC resolves to require the Issuer to:

(a) give a Remarketing Invitation in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing");

(b) propose specific terms for adjustment in a Remarketing Invitation given in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing");

(c) set a New Credit Rating Remarketing Date; or

(d) set, or determine not to set, a Remarketing Margin,

and Dyno Nobel or Dyno Nobel LLC:

(i) notifies the Issuer of that resolution; and

(ii) has given a notice in corresponding terms to the Issuer under the LLC Preference Share Terms,

then the Issuer must give the Remarketing Invitation, propose the specific terms for adjustment or addition, set a New Credit Rating Remarketing Date or set, or determine not to set, a Remarketing Margin accordingly.

The Issuer must not otherwise give a Remarketing Invitation as a result of a New Credit Rating Event in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing"), set a New Credit Rating Remarketing Date or set, or determine not to set, a Remarketing Margin as a result of a New Credit Rating Event and must not give a Remarketing Invitation as a result of a New Credit Rating Event specifying terms for adjustment or to be added contrary to a notice received in accordance with this clause 6.7 ("New Credit Rating Remarketing determined by Dyno Nobel").

7 Realisation

7.1 Realisation by the Holder on Change of Control Event

(a) Dyno Nobel must notify Holders as soon as practicable after becoming aware of the occurrence of a Change of Control Event (a "**Change of Control Notice**").

(b) A Holder may require Dyno Nobel to Realise all (but not some only) of its Dyno Nobel SPS by giving to Dyno Nobel a Holder Realisation Notice in accordance with clause 7.2 ("Holder Realisation Notices") within 15 Business Days of a Change of Control Notice being given in accordance with clause 7.1(a) ("Realisation by the Holder on Change of Control Event").

(c) A Holder may give a Holder Realisation Notice following a Change of Control Event notwithstanding Dyno Nobel's failure to give a Change of Control Notice in accordance with clause 7.1(a) ("Realisation by the Holder on Change of Control Event").

7.2 Holder Realisation Notices

A Holder Realisation Notice must:

(a) specify the Dyno Nobel SPS to which it relates; and

(b) be accompanied by evidence reasonably satisfactory to Dyno Nobel of the Holder's title to the relevant Dyno Nobel SPS.

A form of Holder Realisation Notice which may be used by Holders must be made available by the Issuer upon request.

A

Once a Holder has given a Holder Realisation Notice, that Holder must not deal with, transfer, dispose or otherwise encumber the Dyno Nobel SPS the subject of the Holder Realisation Notice.

A Holder Realisation Notice is irrevocable.

7.3 Dyno Nobel response to Holder Realisation Notices

Dyno Nobel must promptly upon receipt of a Holder Realisation Notice (and in any event within 10 Business Days) specify by notice to the Holder (a "**Holder Realisation Response**"):

(a) the Realisation Date (which must be the date determined in accordance with clause 7.6 ("Realisation Date"));

(b) which Realisation Method (or combination of Realisation Methods) will apply to the Realisation of the Dyno Nobel SPS the subject of the Holder Realisation Notice; and

(c) where the Realisation Method applicable is Repurchase or Exchange for Ordinary Shares, whether the Issuer or Dyno Nobel will pay a Cash Distribution on the Realisation Date and the amount of that Cash Distribution.

A Holder Realisation Response is irrevocable.

7.4 Realisation by Dyno Nobel

Dyno Nobel may elect to Realise Dyno Nobel SPS (and, where clause 7.4(c) ("Realisation by Dyno Nobel") applies, must Realise Dyno Nobel SPS) by giving a Dyno Nobel Realisation Notice to Holders in accordance with clause 7.5 ("Dyno Nobel Realisation Notices"):

(a) in respect of all (but not some only) Dyno Nobel SPS, no earlier than six months and not later than 25 Business Days before a Periodic Remarketing Date;

(b) in respect of all (but not some only) Dyno Nobel SPS, no later than 25 Business Days before the Periodic Remarketing Date to which an Unsuccessful Remarketing relates;

(c) in respect of that number of Dyno Nobel SPS held by Exiting Holders, no later than 25 Business Days before the Periodic Remarketing Date to which a Successful Remarketing relates;

(d) in respect of all (but not some only) Dyno Nobel SPS, no later than 25 Business Days before a Distribution Payment Date if the Step-up Margin applies;

(e) in respect of all (but not some only) Dyno Nobel SPS, no later than 20 Business Days after the occurrence of an Acquisition Event;

(f) in respect of all (but not some only) Dyno Nobel SPS, no later than 20 Business Days after the occurrence of a RE Removal Event or a Trust Winding Up Event;

(g) in respect of all (but not some only) Dyno Nobel SPS, at any time after the occurrence of a Tax Event, a Regulatory Event or an Accounting Event; or

(h) in respect of all (but not some only) Dyno Nobel SPS, at any time if the aggregate Face Value of Dyno Nobel SPS on issue is less than A$50 million.

7.5 Dyno Nobel Realisation Notices

A Dyno Nobel Realisation Notice must specify:

(a) the Realisation Date (which must be the date determined in accordance with clause 7.6 ("Realisation Date")); and

(b) which Realisation Method (or combination of methods) will apply to the Realisation of the Dyno Nobel SPS the subject of the Dyno Nobel Realisation Notice; and

(c) where the Realisation Method applicable is Repurchase or Exchange for Ordinary Shares, whether the Issuer or Dyno Nobel will pay a Cash Distribution on the Realisation Date and the amount of that Cash Distribution.

A Dyno Nobel Realisation Notice is irrevocable. If a Dyno Nobel Realisation Notice specifies that a combination of Realisation Methods applies, Dyno Nobel must apply the combination of methods to the Dyno Nobel SPS of each Holder on an approximately proportionate basis but may adjust to take account of the effect on marketable parcels and other logistical considerations.

7.6 Realisation Date

The Realisation Date is, for Repurchase in accordance with clause 8 ("Repurchase"), Resale in accordance with clause 9 ("Resale") and Exchange in accordance with clause 10 ("Exchange"):

(a) in connection with a Holder Realisation Notice given in accordance with clause 7.2 ("Holder Realisation Notices"), 50 Business Days after the date of the Change of Control Notice;

(b) in connection with a Dyno Nobel Realisation Notice given in accordance with clause 7.4(a) ("Realisation by Dyno Nobel"), clause 7.4(b) ("Realisation by Dyno Nobel"), clause 7.4(c) ("Realisation by Dyno Nobel") or clause 7.4(d) ("Realisation by Dyno Nobel"), the next Distribution Payment Date immediately following the date of the Dyno Nobel Realisation Notice; or

(c) otherwise, 25 Business Days after the date of the Dyno Nobel Realisation Notice.

7.7 Multiple Realisation notices

Dyno Nobel is not prevented from giving a Dyno Nobel Realisation Notice merely because a Holder has given a Holder Realisation Notice. The Dyno Nobel Realisation Notice will prevail to the extent of any inconsistency between a Dyno Nobel Realisation Notice and a Holder Realisation Notice.

8 Repurchase

8.1 Meaning of Repurchase

If Dyno Nobel SPS are to be Repurchased, on the Realisation Date:

(a) Dyno Nobel must pay to the Holder the Repurchase Amount in respect of each Dyno Nobel SPS which is to be Repurchased;

(b) the Dyno Nobel SPS to be repurchased are transferred to Dyno Nobel in accordance with clause 12 ("Repurchase, Exchange, Preference Share Exchange and resale common provisions") ((a) and (b) together "**Repurchase**"); and

(c) if the Issuer or Dyno Nobel (in its discretion) determines to pay an amount by way of cash distribution on the Realisation Date (which amount in respect of a Dyno Nobel SPS must not exceed the difference between the Base Repurchase Amount and the Face Value ("**Cash Distribution**")), the Issuer or Dyno Nobel (as the case may be) must pay the Cash Distribution.

8.2 Repurchase Amount

The Repurchase Amount for a Dyno Nobel SPS is:

(a) if the Dyno Nobel SPS are being Repurchased under this clause 8 ("Repurchase") as a result of a Change of Control Event or an Acquisition Event, the aggregate of:

(i) an amount equal to the Face Value multiplied by 115%;

(ii) an amount equal to the unpaid amount (if any) of the scheduled Distributions for a period of 12 months immediately preceding (but including) the Realisation Date (the "**Unpaid 12 Month Distribution Amount**"); and

(iii) an amount determined by applying the formula in clause 3.1 ("Distributions") together with associated definitions as if the Realisation Date were a Distribution Payment Date (the "**Realisation Date Distribution Amount**"); or

(b) otherwise, the aggregate of:

(i) the Face Value;

(ii) the Unpaid 12 Month Distribution Amount; and

(iii) the Realisation Date Distribution Amount,

((a) or (b), as applicable, being the "**Base Repurchase Amount**"), in each case less the amount of any Cash Distribution paid to the Holder in respect of the Dyno Nobel SPS on the Realisation Date.

8.3 Holder deemed to agree to Repurchase

Each Holder, by subscription for or acquisition of Dyno Nobel SPS, is taken to have agreed to the Repurchase of the Dyno Nobel SPS in accordance with these Dyno Nobel SPS Terms notwithstanding that the Holder has not requested Repurchase.

9 Resale

9.1 Meaning of Resale

If Dyno Nobel SPS are to be resold, Dyno Nobel must sell or procure the sale of Dyno Nobel SPS to be resold on that Realisation Date to a third party for an amount which, when taken together with any amount the Issuer or Dyno Nobel pays to the Holder on that date is at least equal to the amount which would have been the Repurchase Amount for those Dyno Nobel SPS (determined as if Dyno Nobel SPS were being Repurchased on that Realisation Date) and remit that amount to the Holder on that Realisation Date ("**Resale**").

9.2 Failure to Resell

If Dyno Nobel elects to Resell and, having used its best endeavours to Resell, all relevant Dyno Nobel SPS are not Resold on or before the Realisation Date, the remaining Dyno Nobel SPS must be Repurchased in accordance with clause 8 ("Repurchase") or, subject to clause 9.3 ("Deferral of Realisation Date"), at Dyno Nobel's election, Exchanged for Ordinary Shares in accordance with clause 10 ("Exchange") on the Realisation Date. In this case, the Holder Realisation Response or the Dyno Nobel Realisation Notice (as the case may be) will be taken to be such a notice stating Dyno Nobel will Repurchase in accordance with clause 8 ("Repurchase") or Exchange for Ordinary Shares in accordance with clause 10 ("Exchange") (as the case may be) on the Realisation Date.

9.3 Deferral of Realisation Date

If Dyno Nobel elects to Exchange Dyno Nobel SPS for Ordinary Shares in accordance with clause 9.2 ("Failure to Resell"):

(a) the Realisation Date for that Exchange will be the date falling 25 Business Days after the date which would have been the Realisation Date if the Dyno Nobel SPS had been Resold; and

(b) Dyno Nobel must notify Holders of that election no later than 25 Business Days before the Realisation Date for that Exchange.

9.4 Holder agreement to Resale

If Dyno Nobel elects to procure Resale under this clause 9 ("Resale"), each Holder whose Dyno Nobel SPS are being Resold is irrevocably taken to offer to sell the relevant Dyno Nobel SPS to the relevant third party.

10 Exchange

10.1 Meaning of Exchange

If Dyno Nobel SPS are to be Exchanged, on the Realisation Date:

(a) Dyno Nobel must issue the Exchange Number of Ordinary Shares to the Holder;

A

(b) the Dyno Nobel SPS to be Exchanged are transferred to Dyno Nobel in accordance with clause 12 ("Repurchase, Exchange, Preference Share Exchange and Resale common provisions") ((a) and (b) together "**Exchange**"); and

(c) if the Issuer or Dyno Nobel (in its discretion) determines to pay an amount by way of Cash Distribution on the Realisation Date, the Issuer or Dyno Nobel (as the case may be) must pay the Cash Distribution.

10.2 Ordinary Share Issue Price

Each Ordinary Share issued under this clause 10 ("Exchange") will be issued fully paid at an issue price equal to the Ordinary Share Issue Price determined in accordance with clause 10.3 ("Number of Ordinary Shares").

10.3 Number of Ordinary Shares

On the Realisation Date in respect of each Dyno Nobel SPS which is Exchanged for Ordinary Shares under this clause 10 ("Exchange"), the number of Ordinary Shares to be issued for each such Dyno Nobel SPS ("**Exchange Number**") is calculated according to the following formula:

$$\textbf{Exchange Number} = \frac{\textbf{Repurchase Amount}}{\textbf{Ordinary Share Issue Price}}$$

where:

Repurchase Amount:

(a) if the Dyno Nobel SPS are being Exchanged as a result of a Change of Control Event or an Acquisition Event, the Base Repurchase Amount calculated in accordance with clause 8.2(a) ("Repurchase Amount"); or

(b) otherwise, the Base Repurchase Amount calculated in accordance with clause 8.2(b) ("Repurchase Amount"),

in each case less any Cash Distribution paid to the Holder in respect of the Dyno Nobel SPS on the Realisation Date;

Ordinary Share Issue Price = VWAP x (1–Exchange Discount);

VWAP (expressed as a dollar value) means VWAP during the VWAP Period;

Exchange Discount means 0.025; and

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding (but excluding) the relevant Realisation Date.

10.4 Fractions of Ordinary Shares to be disregarded

If the total number of Ordinary Shares to be issued to a Holder on a Realisation Date in respect of their aggregate holding of Dyno Nobel SPS being Exchanged under this clause 10 ("Exchange") includes a fraction of an Ordinary Share, that fraction will be disregarded.

10.5 Adjustments to VWAP

For the purposes of calculating VWAP for the purposes of clause 10.3 ("Number of Ordinary Shares"):

(a) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the issue of Ordinary Shares will occur after that date and those Ordinary Shares no longer carry that dividend or other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount ("**Cum Value**") equal to:

(i) (in the case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of the recipient of the dividend or other distribution who is a natural person resident in Australia;

(ii) (in the case of any other entitlement which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the Directors;

(b) where on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex dividend or ex any other distribution or entitlement, and Ordinary Shares which are to be issued would be entitled to receive the relevant dividend or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend or ex any other distribution or entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the VWAP Period, the VWAP shall be adjusted by the Directors as they consider appropriate and these Dyno Nobel SPS Terms will be construed accordingly.

Any such adjustment will promptly be notified to Holders.

10.7 Ranking of Ordinary Shares

Each Ordinary Share issued on Exchange ranks equally with all other Ordinary Shares.

11 Preference Share Exchange

11.1 Meaning of Preference Share Exchange

If Dyno Nobel SPS are to be exchanged for Preference Shares on the Preference Share Exchange Date:

(a) Dyno Nobel must issue a Preference Share to the Holder; and

(b) the Dyno Nobel SPS are to be transferred to Dyno Nobel in accordance with clause 12 ("Repurchase, Exchange, Preference Share Exchange and Resale common provisions").

11.2 Preference Share Exchange

A Preference Share Exchange will occur when the first of the following events occurs:

(a) a Dyno Nobel Breach of Undertakings Event; or

(b) a Dyno Nobel Winding Up Event.

11.3 Preference Share Exchange Notice

Dyno Nobel must give Holders a Preference Share Exchange Notice ("**Preference Share Exchange Notice**") stating the Preference Share Exchange Date in accordance with clause 11.4 ("Preference Share Exchange Dates") as soon as practicable after the occurrence of the Dyno Nobel Breach of Undertakings Event or Dyno Nobel Winding Up Event.

A Preference Share Exchange Notice is irrevocable once given. Failure to give a Preference Share Exchange Notice when required by this clause 11.3 ("Preference Share Exchange Notice") does not affect the obligation of Dyno Nobel to exchange the Dyno Nobel SPS for Preference Shares when required in accordance with these Dyno Nobel SPS Terms.

11.4 Preference Share Exchange Dates

The Preference Share Exchange Date will be, if the Preference Share Exchange Date occurs under:

(a) clause 11.2(a) ("Preference Share Exchange"), three Business Days after the date of the Dyno Nobel Breach of Undertakings Event; and

(b) clause 11.2(b) ("Preference Share Exchange"), the date of the Dyno Nobel Winding Up Event.

12 Repurchase, Exchange, Preference Share Exchange and Resale common provisions

12.1 Holder acknowledgements

Each Holder irrevocably:

(a) upon an Exchange or a Preference Share Exchange in accordance with these Dyno Nobel SPS Terms, consents to becoming a member of Dyno Nobel and agrees to be bound by the Dyno Nobel Constitution and, in the case of a Preference Share Exchange, the Preference Share Terms;

(b) acknowledges and agrees that it is obliged to accept Ordinary Shares upon an Exchange or a Preference Share upon a Preference Share Exchange and that its Dyno Nobel SPS will be transferred upon an Exchange, a Preference Share Exchange or a Repurchase, in each case in accordance with these Dyno Nobel SPS Terms notwithstanding anything which might otherwise affect an Exchange, a Preference Share Exchange or a Repurchase including:

(i) any change in the financial position of Dyno Nobel since the Issue Date;

(ii) any disruption to the market or potential market for the Ordinary Shares or the Preference Shares (as the case may be) or to capital markets generally;

(iii) any breach by Dyno Nobel of any obligation in connection with the Dyno Nobel SPS, the Trust Constitution or the LLC Preference Shares; or

(iv) it being impossible or impracticable to sell or otherwise dispose of Ordinary Shares or Preference Shares (as the case may be) or, to list those Ordinary Shares or Preference Shares (as the case may be); and

(c) agrees to provide to the Issuer or Dyno Nobel any information the Issuer or Dyno Nobel considers necessary or desirable to give effect to an Exchange, a Preference Share Exchange, a Repurchase or a Resale in accordance with these Dyno Nobel SPS Terms.

12.2 Automatic transfer of Dyno Nobel SPS

(a) On the Realisation Date or Preference Share Exchange Date, the Dyno Nobel SPS which are the subject of the Repurchase, Exchange or Preference Share Exchange (the "**Transferred Dyno Nobel SPS**") are automatically transferred to Dyno Nobel and all rights in respect of such Dyno Nobel SPS automatically vest in Dyno Nobel (other than the right to receive any Cash Distribution determined to be payable on that date).

(b) The Holder and Dyno Nobel each irrevocably direct the Issuer to record the transfer of the Transferred Dyno Nobel SPS in the Register on the Realisation Date or Preference Share Exchange Date (as the case may be).

(c) The transfer of the Transferred Dyno Nobel SPS will occur even if Dyno Nobel fails to, or is unable on account of applicable law to pay the Repurchase Amount or issue the Preference Shares or the Ordinary Shares (as the case may be) on the Realisation Date or the Preference Share Exchange Date (as the case may be).

(d) The transfer of the Transferred Dyno Nobel SPS will satisfy any obligation of the Holder with respect to the issue price of an Ordinary Share or a Preference Share (as may be applicable).

12.3 Automatic Conversion of Transferred Dyno Nobel SPS

(a) On the Realisation Date or Preference Share Exchange Date, immediately after the Transferred Dyno Nobel SPS are transferred in accordance with clause 12.2 ("Automatic transfer of Dyno Nobel SPS"), each Transferred Dyno Nobel SPS will automatically Convert into one fully paid Ordinary Unit.

(b) A Transferred Dyno Nobel SPS, upon Conversion, confers all of the rights attaching to one Ordinary Unit. On and from the Conversion Date:

(i) all other rights conferred or restrictions imposed on that Dyno Nobel SPS under these Dyno Nobel SPS Terms will no longer have effect (except for rights relating to a Distribution or a Cash Distribution which has been determined to be payable but has not been paid on or before the Conversion Date which will continue); and

(ii) the Ordinary Unit resulting from a Conversion will rank equally with all other Ordinary Units.

12.4 Power of Attorney

Each Holder irrevocably:

(a) appoints Dyno Nobel, each of its Authorised Officers and any liquidator, provisional liquidator or administrator of Dyno Nobel (each an "**Appointed Person**") severally to be the attorney of the Holder and the agent of the Holder with the power in the name and on behalf of the Holder to do all such acts and things including signing all documents or transfers and appointing its own agent or delegate as may in the opinion of the Appointed Person be necessary or desirable to be done in order to give effect to an Exchange, a Preference Share Exchange, a Repurchase or a Resale or to record or perfect the transfer of Dyno Nobel SPS held by the Holder when required in accordance with clause 9 ("Resale") or clause 12.2 ("Automatic transfer of Dyno Nobel SPS"); and

(b) authorises and directs the Issuer to make such entries in the Register, including amendments and additions to the Register, which the Issuer considers necessary or desirable to record the transfer of Dyno Nobel SPS in accordance with clause 9 ("Resale") or clause 12.2 ("Automatic transfer of Dyno Nobel SPS") and to record that on that transfer the holder of a Dyno Nobel SPS ceases to be Registered as holder of that Dyno Nobel SPS and a new holder of that Dyno Nobel SPS becomes Registered in place of the Holder.

The power of attorney given in this clause 12.4 ("Power of Attorney") is given for valuable consideration and to secure the performance by the Holder of the Holder's obligations under these Dyno Nobel SPS Terms and is irrevocable and shall survive and not be affected by the subsequent disability or incapacity of the Holder (or if such Holder is an entity, by its dissolution or termination).

12.5 Failure to perform obligations

If Dyno Nobel does not perform its obligations in respect of a Repurchase or Exchange in respect of a Dyno Nobel SPS, Dyno Nobel must issue one Preference Share as directed by the Holder. If Dyno Nobel fails to issue a Preference Share as required by clause 11 ("Preference Share Exchange") or by this clause 12.5 ("Failure to perform obligations"), the Holder's claim is limited to:

(a) an order for specific performance that the Preference Share be issued; or

(b) such monetary claim against Dyno Nobel which it would have had, had the Preference Share been issued as directed by the Holder.

In a winding up of Dyno Nobel, the Holder's claim ranks junior to the claims of all Senior Creditors in that:

(i) all claims of Senior Creditors must be paid in full before the claims of the Holder are paid; and

(ii) until the Senior Creditors have been paid in full, the Holder must not claim in the winding up of Dyno Nobel in competition with the Senior Creditors so as to diminish any distribution, dividend or payment which, but for that claim, the Senior Creditors would have been entitled to receive,

so that the Holder receives, for each Transferred Dyno Nobel SPS in respect of which the Repurchase Amount or Ordinary Shares or a Preference Share (as the case may be) issued has not been paid, an amount equal to the amount it would have received if, in the winding up of Dyno Nobel, it had held an issued and fully paid Preference Share.

The Holder has no other claim against Dyno Nobel or the Issuer (including for damages) and no other right (including any right to vote at a general meeting of Dyno Nobel) arising from a failure to perform its obligations in respect of the Repurchase, Exchange or Preference Share Exchange.

12.6 Turnover

Any payments (whether intentional, by mistake or otherwise) to the Holder in excess of the Holder's entitlement under these Dyno Nobel SPS Terms are to be held by the Holder on trust for Dyno Nobel and accounted for by the Holder to Dyno Nobel.

13 Payments to Holders

13.1 Calculation of payments

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Holder's aggregate holding of Dyno Nobel SPS, any fraction of a cent will be disregarded.

13.2 Deductions

(a) The Issuer may deduct from any payment payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such payment.

(b) Without limiting clause 13.2(a) ("Deductions"), the Issuer may make a deduction from any Distribution or other payment to a Holder to the extent of any amount required to be withheld from a payment in respect of any Eligible Asset, the LLC Preference Shares or the Dyno Nobel SPS under applicable US law on account of:

(i) the Holder or Beneficial Owner (or the Issuer) as the case may be:

(A) being treated as owning, directly or indirectly, and after the application of certain constructive ownership rules in the US Code, 10% or more of the total combined voting power of all classes of shares in the capital of Dyno Nobel entitled to vote; or

(B) failing to:

(aa) lodge on time with the Issuer any required US Withholding Tax Declaration;

(ab) properly complete any required US Withholding Tax Declaration;

(ac) satisfy any documentary requirements that the Holder or Beneficial Owner or any other person may be required to comply with from time to time in order for the relevant payment to be made without such deductions;

(ad) make the representations and certifications required in any US Withholding Tax Declaration; or

(ae) comply with the covenants in any US Withholding Tax Declaration; or

(ii) a change in the US Code or the Treaty and, following that change, the Holder or Beneficial Owner (or the Issuer, where applicable) fails to comply with any requirements, for the relevant payment to be made without such deduction, which arises as a result of the relevant change in the US Code or the Treaty.

(d) If any deduction is required, the Issuer must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law.

(e) If:

(i) a deduction is made;

(ii) the amount of the deduction is accounted for by the Issuer (or by the relevant member of the Dyno Nobel Group) to the relevant revenue authority; and

(iii) the balance of the amount payable has been paid to the Holder,

then the Holder's entitlement to receive the Distribution or other payment and the Issuer's obligation to make the payment to the Holder are taken to have been satisfied in full by the Issuer.

13.3 No set-off

A Holder has no right to set-off any amounts owing by it to the Issuer or Dyno Nobel against any claims owing by the Issuer or Dyno Nobel.

13.4 Time limit for claims

A claim against the Issuer for payment according to these Dyno Nobel SPS Terms is void unless made within five years of the due date for payment.

13.5 Manner of payment to Holders

Moneys payable by the Issuer to a Holder may be paid in any manner the Issuer decides, including:

(a) by any method of direct credit determined by the Issuer to the Holder or Holders shown on the Register or to such person or place directed by them;

(b) by cheque sent through the post directed to the physical or postal address of the Holder as shown in the Register or, in the case of joint Holders, to the physical or postal address notified to the Registrar for receipt of such moneys (and in default of notification, to the physical or postal address shown in the Register as the address of the joint Holder first named in that Register); or

(c) by cheque sent through the post directed to such other physical or postal address as the Holder or joint Holders in writing direct.

13.6 Unpresented cheques

Cheques issued by the Issuer that are not presented within six months of being issued or such lesser period as determined by the Issuer may be cancelled. Where a cheque which is cancelled was drawn in favour of a Holder, the moneys are to be held by the Issuer for the Holder as a non-interest bearing deposit until the Holder or any legal personal representative of the Holder claims the amount or the amount is paid by the Issuer according to the legislation relating to unclaimed moneys.

13.7 Unsuccessful attempts to pay

Subject to applicable law, where the Issuer:

(a) decides that an amount is to be paid to a Holder by a method of direct credit and the Holder has not given a direction as to where amounts are to be paid by that method;

(b) attempts to pay an amount to a Holder by direct credit, electronic transfer of funds or any other means and the transfer is unsuccessful; or

(c) has made reasonable efforts to locate a Holder but is unable to do so,

A

the amount is to be held by the Issuer for the Holder in a non-interest bearing deposit with a bank selected by the Issuer until the Holder or any legal personal representative of the Holder claims the amount or the amount is paid by the Issuer according to the legislation relating to unclaimed moneys.

13.8 Payment to joint Holders

A payment to any one of joint Holders will discharge the Issuer's liability in respect of the payment.

14 Title and transfer of Dyno Nobel SPS

14.1 Title

Title to a Dyno Nobel SPS passes when details of the transfer are entered in the Register.

14.2 Effect of entries in Register

Each entry in the Register for a Dyno Nobel SPS constitutes an entitlement to the benefits given to the Holder under these Dyno Nobel SPS Terms and the Trust Constitution in respect of the Dyno Nobel SPS.

14.3 Register conclusive as to ownership

Entries in the Register in relation to a Dyno Nobel SPS constitute conclusive evidence that the person so entered is the absolute owner of the Dyno Nobel SPS subject to correction for fraud or error.

14.4 Non-recognition of interests

Except as required by law, the Issuer and the Registrar must treat the person whose name is entered in the Register as the Holder as the absolute owner of that Dyno Nobel SPS.

No notice of any trust or other interest in, or claim to, any Dyno Nobel SPS will be entered in the Register. Neither the Issuer nor the Registrar need take notice of any trust or other interest in, or claim to, any Dyno Nobel SPS, except as ordered by a court of competent jurisdiction or required by law.

This clause 14.4 ("Non-recognition of interests") applies whether or not a payment has been made when scheduled on a Dyno Nobel SPS and despite any notice of ownership, trust or interest in the Dyno Nobel SPS.

14.5 Joint Holders

Where two or more persons are entered in the Register as the joint Holders then they are taken to hold the Dyno Nobel SPS as joint tenants, but the Registrar is not bound to register more than three persons as joint holders of a Dyno Nobel SPS.

14.6 Transfers in whole

Dyno Nobel SPS may be transferred in whole but not in part in accordance with these Dyno Nobel SPS Terms and the Trust Constitution.

14.7 Transfer

A Holder may, subject to this clause 14 ("Title and transfer of Dyno Nobel SPS"), transfer any Dyno Nobel SPS:

(a) by a proper ASTC transfer according to the ASTC Operating Rules;

(b) by a proper transfer under any other computerised or electronic system recognised by the Corporations Act;

(c) under any other method of transfer which operates in relation to the trading of securities on any securities exchange outside Australia on which Dyno Nobel SPS are quoted; or

(d) by any proper or sufficient instrument of transfer of marketable securities under applicable law.

The Issuer must not charge any fee on the transfer of a Dyno Nobel SPS.

14.8 Market obligations

The Issuer must comply with Applicable Regulation and any other relevant obligations imposed on it in relation to the transfer of a Dyno Nobel SPS.

14.9 Issuer may request holding lock or refuse to register transfer

If Dyno Nobel SPS are Officially Quoted, and if permitted to do so by ASX Listing Rules and the Corporations Act, the Issuer may:

(a) request the CS Facility Operator or the Registrar, as the case may be, to apply a holding lock to prevent a transfer of Dyno Nobel SPS approved by and registered on the CS Facility's electronic subregister or Dyno Nobel SPS registered on an issuer-sponsored subregister, as the case may be; or

(b) refuse to register a transfer of Dyno Nobel SPS.

14.10 Issuer must request holding lock or refuse to register transfer

(a) The Issuer must request the CS Facility Operator or the Registrar, as the case may be, to apply a holding lock to prevent a transfer of Dyno Nobel SPS approved by and registered on the CS Facility's electronic subregister or Dyno Nobel SPS registered on an issuer-sponsored subregister, as the case may be, if the Corporations Act, ASX Listing Rules or the terms of a Restriction Agreement require the Issuer to do so.

(b) The Issuer must refuse to register any transfer of Dyno Nobel SPS if the Corporations Act, ASX Listing Rules or the terms of a Restriction Agreement require the Issuer to do so.

(c) During a breach of ASX Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the Holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

14.11 Notice of holding locks and refusal to register transfer

If, in the exercise of its rights under clause 14.9 ("Issuer may request holding lock or refuse to register transfer") and clause 14.10 ("Issuer must request holding lock or refuse to register transfer"), the Issuer requests application of a holding lock to prevent a transfer of Dyno Nobel SPS or refuses to register a transfer of Dyno Nobel SPS, it must, within two months after the date on which the transfer was lodged with it,

give written notice of the request or refusal to the Holder, to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not, however, invalidate the decision of the Issuer.

14.12 Delivery of instrument

If an instrument is used to transfer Dyno Nobel SPS according to clause 14.7 ("Transfer"), it must be delivered to the Registrar, together with such evidence (if any) as the Registrar reasonably requires to prove the title of the transferor to, or right of the transferor to transfer, the Dyno Nobel SPS.

14.13 Refusal to register

The Issuer may only refuse to register a transfer of any Dyno Nobel SPS if such registration would contravene or is forbidden by Applicable Regulation or the Dyno Nobel SPS Terms.

If the Issuer refuses to register a transfer, the Issuer must give the lodging party notice of the refusal and the reasons for it within five Business Days after the date on which the transfer was delivered to the Registrar.

14.14 Transferor to remain Holder until registration

A transferor of a Dyno Nobel SPS remains the Holder in respect of that Dyno Nobel SPS until the transfer is registered and the name of the transferee is entered in the Register.

14.15 Effect of transfer

Upon registration and entry of the transferee in the Register the transferor ceases to be entitled to future benefits under these Dyno Nobel SPS Terms and the Trust Constitution in respect of the transferred Dyno Nobel SPS and the transferee becomes so entitled in accordance with clause 14.2 ("Effect of entries in Register").

14.16 Estates

A person becoming entitled to a Dyno Nobel SPS as a consequence of the death or bankruptcy of a Holder or of a vesting order or a person administering the estate of a Holder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Dyno Nobel SPS or, if so entitled, become registered as the holder of the Dyno Nobel SPS.

14.17 Unincorporated associations

A transfer to an unincorporated association is not permitted.

14.18 Transfer of unidentified Dyno Nobel SPS

Where the transferor executes a transfer of less than all Dyno Nobel SPS registered in its name, and the specific Dyno Nobel SPS to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Dyno Nobel SPS Registered in the name of the transferor as the Registrar thinks fit, provided the aggregate number of the Dyno Nobel SPS registered as having been transferred equals the aggregate number of the Dyno Nobel SPS expressed to be transferred in the transfer.

15 Notices

15.1 Form of notices to Holders

All notices, certificates, consents, approvals, waivers and other communications to Holders (**"Communications"**) in connection with the Dyno Nobel SPS must be given in writing, signed by or on behalf of the sender and sent by prepaid post or left at the address of the relevant Holder shown in the Register.

15.2 When effective

Communications to Holders take effect from earlier of the time they are received or are taken to be received unless a later time is specified in them.

15.3 Receipt – postal

If sent by post, Communications to Holders are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

15.4 Non-receipt of notice by a Holder

The non-receipt of a notice by a Holder or an accidental omission to give notice to a Holder will not invalidate the giving of that notice either in respect of that Holder or generally.

15.5 Notices to the Issuer

A notice required under these Dyno Nobel SPS Terms to be given to the Issuer must be given in writing (which includes a fax), to the address and number specified below:

Permanent Investment Management Limited
Attention: General Manager – Legal & Secretarial
Address: Level 4
35 Clarence Street
Sydney NSW 2000
Australia
Fax: +61 2 8295 8655

or in such other manner as the Issuer determines and notifies to the Holders.

15.6 Notices to Dyno Nobel

A notice required under these Dyno Nobel SPS Terms to be given to Dyno Nobel must be given in writing (which includes a fax), to the address and number specified below:

Dyno Nobel Limited
Attention: Group Company Secretary
Address: Level 24
111 Pacific Highway
North Sydney NSW 2060
Australia
Fax: +61 2 9968 9596

or in such other manner as Dyno Nobel determines and notifies to the Holders.

15.7 When notice effective

A notice to the Issuer or Dyno Nobel is effective only at the time of receipt.

A

15.8 Signing of notices

A notice to the Issuer or Dyno Nobel must bear the actual, facsimile or (if acceptable to the Issuer) electronic signature of the Holder or a duly authorised officer or representative of the Holder unless the Issuer dispenses with this requirement.

16 Quotation and Foreign Holders

16.1 Quotation on ASX

The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation of Dyno Nobel SPS on ASX.

16.2 Foreign Holders

Where Dyno Nobel SPS held by a Foreign Holder are to be exchanged for Ordinary Shares or a Preference Share in accordance with these Dyno Nobel SPS Terms, unless Dyno Nobel is satisfied that the laws of the Foreign Holder's country of residence (as shown in the Register) permit the issue of Ordinary Shares or Preference Shares (as the case may be) to the Foreign Holder (but as to which Dyno Nobel is not bound to enquire), either unconditionally or after compliance with conditions which Dyno Nobel in its absolute discretion regards as acceptable and not unduly onerous, the Ordinary Shares or Preference Shares (as the case may be) which the Foreign Holder is obliged to accept will be issued to a nominee who will sell those Ordinary Shares or Preference Shares (as the case may be) and pay a cash amount equal to the net proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Foreign Holder.

17 Amendment of these Dyno Nobel SPS Terms

17.1 Amendment without consent

Subject to complying with the Corporations Act and all other applicable laws, the Issuer may amend these Dyno Nobel SPS Terms:

(a) if the Issuer is of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity or correct any manifest error;

(iii) expedient for the purpose of enabling the Dyno Nobel SPS to be listed for quotation or to retain listing on any stock exchange, to be cleared or settled through any clearing system or to retain clearance and settlement through any clearing system or to be offered for subscription or for sale under the laws for the time being in force in any place and it is otherwise not reasonably considered by the Issuer to adversely affect the rights of Holders;

(iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority;

(v) to evidence the succession of another person to the Issuer and the assumption by any such successor of the undertakings and obligations of the Issuer under these Dyno Nobel SPS Terms; or

(vi) done according to the Issuer's rights in clause 5 ("Remarketing provisions"), clause 6 ("New Credit Rating Remarketing provisions") or clause 10.5 ("Adjustments to VWAP"); or

(b) generally in any case where such amendment is reasonably considered by the Issuer not to adversely affect the interests of Holders.

17.2 Amendment with consent

Without limiting clause 17.1 ("Amendment without consent"), the Issuer may amend these Dyno Nobel SPS Terms if the amendment has been approved by a Special Resolution.

17.3 Meanings

In this clause 17 ("Amendment of these Dyno Nobel SPS Terms"), "**amend**" includes modify, cancel, alter, adjust or add to and "**amendment**" has a corresponding meaning.

17.4 Notice of amendments

Any amendment of these Dyno Nobel SPS Terms made in accordance with this clause 17 ("Amendment of these Dyno Nobel SPS Terms") must be promptly notified to Holders.

17.5 Amendments determined by Dyno Nobel

If Dyno Nobel or Dyno Nobel LLC resolves to require the Issuer to:

(a) amend these Dyno Nobel SPS Terms in accordance with clause 17.1 ("Amendment without consent"); or

(b) convene a meeting of Holders in accordance with the Trust Constitution to consider an amendment in accordance with clause 17.2 ("Amendment with consent"),

and Dyno Nobel or Dyno Nobel LLC:

(i) notifies the Issuer of that resolution; and

(ii) has given a notice in corresponding terms to the Issuer under the LLC Preference Share Terms,

then the Issuer must, subject to the Corporations Act, amend these Dyno Nobel SPS terms or the Issuer must convene that meeting accordingly.

Subject to the Corporations Act and all other applicable laws, the Issuer must not otherwise amend these Dyno Nobel SPS Terms or convene a meeting to consider an amendment to these Dyno Nobel SPS Terms and must not propose terms for amendment contrary to a notice received in accordance with this clause 17.5 ("Amendments determined by Dyno Nobel").

18 General provisions

18.1 Issues of Dyno Nobel shares

Except as set out in these Dyno Nobel SPS Terms, the Dyno Nobel SPS carry no right to participate in any offering of securities by Dyno Nobel or other member of the Dyno Nobel Group.

18.2 Voting

The Trust Constitution contains provisions for convening meetings of the Holders to consider any matter affecting their interests, including any variation of these Dyno Nobel SPS Terms which requires the consent of Holders.

Holders will have no voting rights in respect of Dyno Nobel or any other member of the Dyno Nobel Group.

18.3 Provision of information

Subject to applicable law, Holders are not entitled to be provided with copies of:

(a) any notices of general meeting of Dyno Nobel; or

(b) other documents (including annual reports and financial statements) sent by Dyno Nobel to holders of Ordinary Shares.

19 Rights on winding up

In the winding up or dissolution of the Trust, a Holder is entitled, subject to the terms of the Trust Constitution, to claim for payment in cash of an amount equal to the Liquidation Amount, but no further or other right to participate in the assets of the Trust.

20 Interpretation and Definitions

20.1 Interpretation

Unless otherwise specified or the contrary intention appears:

(a) a reference to a clause or paragraph is a reference to a clause or paragraph of these Dyno Nobel SPS Terms;

(b) if a calculation is required under these Dyno Nobel SPS Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places;

(c) headings and boldings are for convenience only and do not affect the interpretation of these Dyno Nobel SPS Terms;

(d) the singular includes the plural and vice versa;

(e) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(f) if an event under these Dyno Nobel SPS Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day;

(g) a reference to Australian Dollars, dollars, A$, $ or cents is a reference to the lawful currency of Australia;

(h) a reference to a time of day is a reference to Melbourne time;

(i) a reference to a term of these Dyno Nobel SPS Terms is a reference to that term subject to any Remarketing Adjustment;

(j) calculations, elections and determinations made by the Issuer, Dyno Nobel or Dyno Nobel directors under these Dyno Nobel SPS Terms are binding on Holders in the absence of manifest error;

(k) the terms "holding company", "wholly-owned subsidiary", "subsidiary" and "takeover bid", when used in these Dyno Nobel SPS Terms have the meaning given in the Corporations Act;

(l) a reference to a party to an agreement or deed includes a reference to a replacement or substitute of the party according to that agreement or deed;

(m) a reference to an agreement or deed includes a reference to that agreement or deed as amended, added to or restated from time to time; and

(n) the words "includes" or "including", "for example" or "such as" do not exclude a reference to other items, whether of the same class or genus or not.

20.2 Definitions

The following words have these meanings in these Dyno Nobel SPS Terms unless the contrary intention appears:

Accounting Event means a determination is made by the Directors following receipt of advice from a reputable accountant experienced in such matters that any change in Australian accounting standards, their interpretation or their implementation has had or may have the effect that:

(a) the Dyno Nobel SPS would be treated in Dyno Nobel's consolidated financial statements or in the stand alone accounts of the Trust other than as equity; or

(b) the LLC Preference Shares would be treated in the stand alone accounts of Dyno Nobel LLC (if such accounts were prepared) other than as equity.

Acquisition Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares, the offer is freed from all conditions (other than any conditions referred to in section 652C(1) or (2) of the Corporations Act) and either:

 (i) the bidder's voting power in Dyno Nobel increases to more than 50%; or

 (ii) Dyno Nobel issues a statement that at least a majority of its directors who are eligible to do so have recommended acceptance of the offer; or

(b) a court orders the holding of a meeting to approve a scheme of arrangement which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares that would be on issue if the scheme were implemented and all classes of members of Dyno Nobel pass all resolutions required to approve the scheme by the majorities required under the Corporations Act to approve the scheme.

A

Administrative Action means any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations or any refusal or failure to give a requested ruling).

Applicable Regulation means such provisions of ASX Listing Rules, the ASTC Operating Rules, the Corporations Act and any regulations or rules passed under or pursuant to any such provisions, as may be applicable to the transfer.

Appointed Person has the meaning given in clause 12.4 ("Power of Attorney").

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASTC Operating Rules means the operating rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX with any modifications or waivers in their application to the Issuer or Dyno Nobel which ASX may grant.

ASX Market Rules means the market rules of ASX.

Authorised Officer means a person appointed by the party to act as an Authorised Officer for the purposes of these Dyno Nobel SPS Terms.

Base Repurchase Amount has the meaning given in clause 8.2 ("Repurchase Amount").

Beneficial Owner means the person who is required, under United States of America tax principles, to include income payable on Dyno Nobel SPS in gross income on a tax return. A person is not the Beneficial Owner, however:

(a) to the extent that person is receiving the income payable on the Dyno Nobel SPS as nominee, agent or custodian;

(b) to the extent that person is a conduit whose participation in a transaction is disregarded;

(c) if the person is a foreign partnership or foreign trust under United States of America tax principles.

Bid Notice has the meaning given in clause 5.2(b) ("Repurchase Amount") and clause 6.3(a) ("Holder participation in New Credit Rating Remarketing"), as applicable.

Bookbuild means the process conducted by Dyno Nobel or its agents prior to the opening of the Offer, whereby certain investors lodge bids for Dyno Nobel SPS and, on the basis of those bids, Dyno Nobel determines the Initial Margin and announces its determination prior to the opening of the Offer.

Business Day has the meaning given in ASX Listing Rules.

Cash Distribution has the meaning given in clause 8.1(c) ("Meaning of Repurchase").

Change in Law means an introduction of, an amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) a law or regulation of any relevant jurisdiction or any directive, order, standard, requirement, guideline or statement of any relevant Government Agency.

Change of Control Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is freed from all conditions (other than any conditions referred to in section 652C(1) or (2) of the Corporations Act) and:

(i) the bidder's voting power in Dyno Nobel increases to more than 50% of the Ordinary Shares on issue; and

(ii) Dyno Nobel issues a statement that at least a majority of its directors who are eligible to do so have recommended acceptance of the offer; or

(b) a court orders the holding of a meeting to approve a scheme of arrangement which scheme has been recommended by at least a majority of the directors of Dyno Nobel eligible to do so and which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares that would be on issue if the scheme were implemented and:

(i) all classes of members of Dyno Nobel pass all resolutions required to approve the scheme by the majorities required under the Corporations Act to approve the scheme; and

(ii) all conditions to the implementation of the scheme (other than approval of the scheme by the court) have been satisfied or waived.

Change of Control Notice has the meaning given in clause 7.1 ("Realisation by the Holder on Change of Control Event").

Communications has the meaning given in clause 15.1 ("Form of notices to Holders").

Conversion means, with respect to a Transferred Dyno Nobel SPS, that Transferred Dyno Nobel SPS is converted into one fully paid Ordinary Unit in accordance with clause 12.3(a) ("Automatic Conversion of Transferred Dyno Nobel SPS") and **"Convert"** and **"Converted"** have corresponding meanings.

Conversion Date means, with respect to a Transferred Dyno Nobel SPS, the date on which that Transferred Dyno Nobel SPS is Converted in accordance with clause 12.3(a) ("Automatic Conversion of Transferred Dyno Nobel SPS").

Corporations Act means the Corporations Act 2001 (Cth).

CS Facility has the same meaning as "prescribed CS facility" in the Corporations Act.

CS Facility Operator means the operator of a CS Facility.

Cum Value has the meaning given in clause 10.5(a) ("Adjustments to VWAP").

D has the meaning given in clause 3.1 ("Distributions").

Deemed Hold Notice has the meaning given in clause 5.2 ("Holder participation in Remarketing") and clause 6.3 ("Holder participation in New Credit Rating Remarketing").

Directors means the directors of Dyno Nobel acting as a board (or a duly authorised committee thereof).

Distribution has the meaning given in clause 3.1 ("Distributions").

Distribution Payment Date has the meaning given in clause 3.2 ("Distribution Payment Dates").

Distribution Period means, in respect of a Dyno Nobel SPS:

(a) for the first Distribution Period, the period from (and including) the Issue Date to (and including) the first Distribution Payment Date; and

(b) each subsequent period from (but excluding) a Distribution Payment Date to (and including) the next Distribution Payment Date.

Distribution Rate has the meaning given in clause 3.1 ("Distributions").

Dyno Nobel means Dyno Nobel Limited, a company incorporated under the laws of Australia (ABN 44 117 733 463).

Dyno Nobel Breach Notice means a notice given by the Issuer to Dyno Nobel under clause 1.1 of Schedule 3 to the Trust Constitution following a failure by Dyno Nobel to comply with any of its undertakings in accordance with that clause.

Dyno Nobel Breach of Undertakings Event means that the Issuer duly gives a Dyno Nobel Breach Notice to Dyno Nobel in accordance with the Trust Constitution and, if the breach the subject of the Dyno Nobel Breach of Undertakings Event is remediable, that breach has not been remedied to the satisfaction of the Issuer within three Business Days.

Dyno Nobel Constitution means the constitution of Dyno Nobel as amended from time to time.

Dyno Nobel Group means Dyno Nobel and its subsidiaries.

Dyno Nobel LLC means Dyno Nobel SPS LLC, a limited liability company established under the laws of Delaware, United States of America.

Dyno Nobel Realisation Notice means a notice given in accordance with clause 7.5 ("Dyno Nobel Realisation Notices").

Dyno Nobel Resale Notice means a notice given in accordance with clause 6.6 ("Dyno Nobel Resale Notice").

Dyno Nobel SPS means the floating rate units in the Trust and issued by the Issuer according to the Trust Constitution including these Dyno Nobel SPS Terms.

Dyno Nobel SPS Terms means these terms and conditions.

Dyno Nobel Winding Up Event means:

(a) an order is made by a court of competent jurisdiction for the winding up of Dyno Nobel or Dyno Nobel LLC and 30 days have elapsed without that order having been successfully appealed, stayed or revoked; or

(b) a resolution is duly passed by the members of Dyno Nobel or Dyno Nobel LLC for the winding up of Dyno Nobel or Dyno Nobel LLC,

in each case other than for the purposes of a consolidation, amalgamation, merger or reconstruction (the terms of which have been approved by a Special Resolution of Holders).

Eligible Asset means any notes, bonds, securities or shares issued by, or any loan to or investment in, any member of the Dyno Nobel Group.

Exchange means Dyno Nobel SPS are exchanged for Ordinary Shares as described in clause 10.1 ("Meaning of Exchange") and "**Exchangeable**" and "**Exchanged**" have corresponding meanings.

Exchange Discount has the meaning given in clause 10.3 ("Number of Ordinary Shares").

Exchange Number has the meaning given in clause 10.3 ("Number of Ordinary Shares").

Exiting Holder means, for a Successful Remarketing or a Successful New Credit Rating Remarketing when the Issuer sets a Remarketing Margin in accordance with clause 5.3 ("Result of Remarketing") or clause 6.4 ("Result of New Credit Rating Remarketing") (as the case may be), a Holder who gives either:

(a) a Step-up Notice; or

(b) a Bid Notice which specifies a margin which is higher than the Remarketing Margin which applies from (but excluding) the Remarketing Date.

Face Value has the meaning given in clause 1 ("Face Value").

First Remarketing Date means 30 June 2010 or, if earlier, the date on which the New Credit Rating Remarketing Date occurs.

Foreign Holder means a Holder whose address in the Register is a place outside Australia or who Dyno Nobel otherwise believes may be a Foreign Holder.

Government Agency means any government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, bureau, tribunal, agency or entity in any part of the world.

Hold Notice has the meaning given in clause 5.2(c) ("Holder participation in Remarketing") and clause 6.3(b) ("Holder participation in New Credit Rating Remarketing") as applicable.

Holder means a person Registered as the holder of a Dyno Nobel SPS.

A

Holder Realisation Notice means a notice given in accordance with clause 7.2 ("Holder Realisation Notices").

Holder Realisation Response has the meaning given in clause 7.3 ("Dyno Nobel response to Holder Realisation Notices").

Initial Margin has the meaning given in clause 3.1 ("Distributions").

Issue Date means the date on which the Dyno Nobel SPS are issued.

Issuer means Permanent Investment Management Limited (ABN 45 003 278 831).

LLC Agreement means the limited liability company agreement of Dyno Nobel LLC.

LLC Preference Shares means the limited liability company interests in Dyno Nobel LLC issued by Dyno Nobel LLC on the LLC Preference Share Terms.

LLC Preference Share Terms mans the terms of the LLC Preference Shares set out in Annex A to the LLC Agreement.

Liquidation Amount means the aggregate of:

(a) the Face Value; and

(b) an amount equal to the unpaid amount (if any) of the scheduled Distributions for the period of 12 months immediately preceding (but including) the date of the commencement of the winding up.

Margin has the meaning given in clause 3.1 ("Distributions").

Market Rate has the meaning given in clause 3.1 ("Distributions").

New Credit Rating Event means that Dyno Nobel obtains a credit rating from a Rating Agency.

New Credit Rating Remarketing means the process initiated by giving a Remarketing Invitation in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing").

New Credit Rating Remarketing Date means the date set by the Issuer in accordance with clause 6.2 ("New Credit Rating Remarketing Dates").

Offer means the invitation made pursuant to the Product Disclosure Statement for investors to subscribe for Dyno Nobel SPS.

Officially Quoted means a quotation on the official list of ASX, including when quotation is suspended for a continuous period of not more than 60 days.

Optional Distribution has the meaning given in clause 3.5 ("Optional Distributions").

Ordinary Share means an ordinary share in the capital of Dyno Nobel.

Ordinary Share Issue Price has the meaning given in clause 10.3 ("Number of Ordinary Shares").

Ordinary Unit has the meaning given in the Trust Constitution.

Periodic Remarketing Date means:

(a) the First Remarketing Date (unless such date is a New Credit Rating Remarketing Date);

(b) each subsequent Remarketing Date set through a Remarketing; and

(c) each Distribution Payment Date for so long as the Step-up Margin applies.

Preference Share means a fully paid preference share in the capital of Dyno Nobel issued on a Preference Share Exchange Date on the Preference Share Terms.

Preference Share Exchange means Dyno Nobel SPS are exchanged for Preference Shares as described in clause 11.1 ("Meaning of Preference Share Exchange").

Preference Share Exchange Date means the date determined in accordance with clause 11.4 ("Preference Share Exchange Dates").

Preference Share Exchange Notice has the meaning given in clause 11.3 ("Preference Share Exchange Notice").

Preference Share Terms means the terms of issue of the Preference Shares approved by the Directors, the material terms of which are summarised in the Product Disclosure Statement.

Product Disclosure Statement means the product disclosure statement issued by the Issuer in accordance with Part 7.9 of the Corporations Act for the Offer.

Rating Agency means:

(a) Standard & Poor's (Australia) Pty Limited;

(b) Moody's Investors Service; or

(c) Fitch Australia Pty Ltd,

or, in any case, any successor thereto, and includes any other recognised credit rating agency of international standing notified by the Issuer to the Holders to be a Rating Agency for the purposes of these Dyno Nobel SPS Terms.

Realisation Date means the date specified according to clause 7.6 ("Realisation Date") or, if Dyno Nobel SPS are not Realised on that day, the date on which the Dyno Nobel SPS are Realised.

Realisation Date Distribution Amount has the meaning given in clause 8.2 ("Repurchase Amount").

Realisation Method means the method of Realisation, being one of Repurchase, Exchange for Ordinary Shares or Resale.

Realise means Repurchase, Exchange for Ordinary Shares or Resell and **"Realised"** and **"Realisation"** have the corresponding meanings.

Record Date means:

(a) in respect of a Distribution, the date which is 7 calendar days before the Distribution Payment Date for that Distribution; or

(b) in respect of any Optional Distribution, the number of Business Days prior to the date of payment of the Optional Distribution that is determined by the Issuer,

or in either case such other date as may be required by ASX.

Register means the register, including any branch register, of holders of Dyno Nobel SPS established and maintained by, or on behalf of, the Issuer.

Registered means recorded in the Register.

Registrar means Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other person appointed by the Issuer to maintain the Register.

Regulatory Event means the Directors, having received advice from reputable counsel experienced in such matters in the relevant jurisdiction, make a determination that there is a more than insubstantial risk that a member of the Dyno Nobel Group, Dyno Nobel LLC or the Trust has been or will be exposed to the imposition of additional requirements which the Directors determine to be unacceptable, as a result of the occurrence of either of the following on or after the Issue Date:

(a) the introduction, enactment, amendment, change, repeal, replacement or revocation of any law, regulation or ruling affecting securities, any amendment or change to ASX Listing Rules or any other Administrative Action, or the announcement of any of the foregoing by a Government Agency or ASX; or

(b) any pronouncement, action or decision of a court, a Government Agency or ASX interpreting or applying any such law, regulation or ASX Listing Rule.

Remarketing means the process initiated by giving a Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing").

Remarketing Adjustment means at any time for any term of the Dyno Nobel SPS, the term as adjusted or specified in the last Successful Remarketing or Successful New Credit Rating Remarketing (as the case may be).

Remarketing Date means a Periodic Remarketing Date or a New Credit Rating Remarketing Date, as the case may be.

Remarketing Invitation has the meaning given in clause 5.1 ("Notification of Remarketing").

Remarketing Margin has the meaning given in clause 3.1 ("Distributions").

Repurchase has the meaning given in clause 8.1 ("Meaning of Repurchase") and **"Repurchaseable"** and **"Repurchased"** have the corresponding meanings.

Repurchase Amount has the meaning given in clause 8.2 ("Repurchase Amount").

RE Removal Event means the Holders pass a resolution in accordance with section 601FM of the Corporations Act to remove the Issuer as the responsible entity of the Trust and the replacement responsible entity is not Dyno Nobel, a member of the Dyno Nobel Group or a person approved by Dyno Nobel to act as responsible entity of the Trust.

Resale has the meaning given in clause 9.1 ("Meaning of Resale") and **"Resell"** and **"Resold"** have corresponding meanings.

Restricted Securities has the same meaning as in ASX Listing Rules and extends to Dyno Nobel SPS which are subject to voluntary restrictions by agreement between the Issuer and one or more Holders.

Restriction Agreement means an agreement which is required to be concluded under Chapter 9 of ASX Listing Rules or is voluntarily concluded between the Issuer and one or more Holders.

Senior Creditors means all present and future creditors of Dyno Nobel whose claims are:

(a) entitled to be admitted in the winding up of Dyno Nobel; and

(b) not expressed to rank equally with, or subordinate to, the claims of the Holder under these Dyno Nobel SPS Terms.

Special Resolution has the meaning given in the Trust Constitution.

Step-up means 2.25%.

Step-up Margin means the margin which prevailed immediately before the relevant Remarketing Date plus the Step-up.

Step-up Notice has the meaning given in clause 5.2(a) ("Holder participation in Remarketing").

Successful New Credit Rating Remarketing means a New Credit Rating Remarketing in respect of which the conditions in clause 6.4(b) ("Result of New Credit Rating Remarketing") are satisfied.

Successful Remarketing means a Remarketing in respect of which the conditions in clause 5.3(b) ("Result of Remarketing") are satisfied.

A

Tax Event means a determination is made by the Directors, having received advice from reputable counsel experienced in such matters in the relevant jurisdiction, that a Change in Law or an Administrative Action has occurred or is announced, in each case in any relevant jurisdiction and at any time after the Issue Date, and that Change in Law or Administrative Action has resulted or may result in more than a negligible increase in taxes or costs or a denial of or reduction in a deduction or other tax benefit for a member of the Dyno Nobel Group in relation to the Dyno Nobel SPS, the Dyno Nobel LLC Preference Shares or any Eligible Assets held by Dyno Nobel LLC or for the Issuer or for the Trust.

Transferred Dyno Nobel SPS has the meaning given to that term in clause 12.2 ("Automatic transfer of Dyno Nobel SPS").

Treaty means the United States–Australia Income Tax Convention.

Trust means Dyno Nobel SPS Trust, established under the Trust Constitution.

Trust Constitution means the trust deed declared by the Issuer to be the constitution of the Trust dated 1 June 2007 (as amended and restated) of which these Dyno Nobel SPS Terms form part.

Trust Income has the meaning given in the Trust Constitution.

Trust Winding Up Event means a meeting is called to consider a resolution directing the Issuer as responsible entity of the Trust to wind up the Trust.

Unpaid 12 Month Distribution Amount has the meaning given in clause 8.2 ("Repurchase Amount").

Unpaid Distribution has the meaning given in clause 3.4 ("Distributions are non-cumulative").

Unsuccessful Remarketing means a Remarketing in respect of which the conditions in clause 5.3(b) ("Result of Remarketing") are not satisfied.

US Code means the United States Internal Revenue Code of 1986, as amended from time to time (including US Treasury regulations and administrative and judicial practice thereunder).

US Withholding Tax Declaration means any form on which Holders and Beneficial Owners make the certifications necessary to ensure that the relevant Dyno Nobel Group member is able to comply with their United States withholding tax obligations.

VWAP means, in relation to a period or on a day, subject to any adjustments under clause 10.5 ("Adjustments to VWAP"), the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any "crossing" transacted outside the "Open Session State" or any "special crossing" transacted at any time, each as defined in ASX Market Rules or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period has the meaning given in clause 10.3 ("Number of Ordinary Shares").

Pin cheque(s) here (do not staple)

Dyno Nobel SPS

Permanent Investment Management Limited
(ABN 45 003 278 831) (AFSL 235150) as the responsible entity of the Dyno Nobel SPS Trust (ARSN 126 167 459)

Broker stamp

Adviser Code

Please tick this box if you are an existing Dyno Nobel Shareholder

Application Form

This Application Form is for Dyno Nobel SPS offered under the Product Disclosure Statement ("**PDS**") dated 11 July 2007. If you are in doubt as to how to deal with it, please contact your stockbroker, accountant or professional adviser without delay. Capitalised terms have the meanings given to them in the PDS. Any supplementary or replacement PDS that Permanent Investment Management Limited ("**Issuer**") issues during the period of the Offer (if any) will be available at www.dynonobel.com. Dyno Nobel SPS will only be issued on receipt of an Application Form issued together with the PDS. By returning this Application Form with your payment, you make the declarations set out in this Application Form.

This Application Form is available to persons receiving the Application Form within Australia. The PDS contains information relevant to a decision to invest in Dyno Nobel SPS and you should read the entire PDS carefully before applying for Dyno Nobel SPS. The Corporations Act 2001 (Cth) prohibits any person from passing onto another person an Application Form in relation to the offer of Dyno Nobel SPS, unless the Application Form is attached to or accompanies a complete and unaltered copy of the PDS. Any person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the PDS and any supplementary or replacement PDS. A paper copy of the PDS, any supplementary or replacement PDS and the Application Form will be provided to you, at no charge, upon request by telephoning the Dyno Nobel SPS Information Line on 1800 502 497 (8.30am to 5.00pm AEST Monday to Friday).

A **I/we apply for**

Number of Dyno Nobel SPS at $100.00 per Security or such lesser number of Securities which may be allocated to me/us (minimum of 50 Dyno Nobel SPS).

B **I/we lodge full Application Moneys**

A$

C **Individual/Joint Applications – refer to naming standards overleaf for correct forms of registrable title(s)**

Surname/Company Name

Title | First Name | Middle Name

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D **Enter your postal address – include state and postcode**

Unit | Street Number | Street Name or PO Box/Other Information

City/Suburb/Town | State | Postcode

E **Enter your contact details**

Email Address (if applicable)

Telephone Number – Business Hours/After Hours

F **CHESS Participant**

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the Offer will be held on the Issuer Sponsored Subregister.

Cheque details – make your cheque or bank draft payable to Dyno Nobel SPS Offer

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

The Shareholder Priority Offer and the General Offer are expected to close on 26 July 2007. Permanent Investment Management Limited reserves the right to vary the closing dates.

See back of form for completion guidelines.

Declarations and Acknowledgements

By submitting this Application Form and Application Moneys, I/we:

- declare that this Application is completed and lodged according to the PDS and the declarations/statements on this Application Form;
- declare that all details and statements made by me/us are complete and accurate;
- agree to be bound by the Constitution of Dyno Nobel SPS Trust, the Terms of Dyno Nobel SPS and the terms and conditions of the Offer (including representations, warranties and agreements contained in the PDS) and I/we hereby apply for such number of Dyno Nobel SPS as may be calculated in accordance with the terms of the PDS and agree to take such number of Dyno Nobel SPS equal to or less than the number of Dyno Nobel SPS indicated in box A;
- declare that the Applicant(s), if a natural person, is/are at least 18 years old;
- represent and warrant that I/we have read and understood the PDS to which this Application Form relates;
- authorise the Issuer, Dyno Nobel and the Lead Manager and their respective officers or agents to do anything on my/our behalf necessary for Dyno Nobel SPS to be issued to me/us, including to act on instructions received by the Registry upon using the contact details in boxes D or E;
- declare that I/we am/are not a US Person or am/are not acting for the account or benefit of any US Person;
- acknowledge that once the Issuer receives the Application Form, I/we may not withdraw it;
- acknowledge that Dyno Nobel SPS are not shares or other securities of Dyno Nobel;
- acknowledge that Distributions are discretionary and may not be paid;
- acknowledge that the information contained in the PDS (or any supplementary or replacement document) is not investment advice or a recommendation that Dyno Nobel SPS are suitable for me/us, given my/our investment objectives, financial situation or particular needs;

- acknowledge that in order that a deduction from a Distribution on a Dyno Nobel SPS not be made in respect of US withholding tax, as described in section 3.21 of the PDS, I/we will ensure that each beneficial owner of a Dyno Nobel SPS completes the appropriate US Withholding Tax Declaration, which will be despatched to Holders with their Allotment Statement;
- acknowledge that an investment in Dyno Nobel SPS does not represent a deposit or liability of Dyno Nobel; and
- acknowledge that investments can be subject to investment risk, including possible delays in repayment and loss of income and principal invested. Dyno Nobel and the Issuer do not in any way guarantee or stand behind the capital value or performance of Dyno Nobel SPS.

Important Notice

The Corporations Act 2001 (Cth) prohibits any person from passing on to another person an Application Form in relation to the offer of Dyno Nobel SPS, unless the Application Form is attached to, or accompanied by, a complete and unaltered copy of the PDS (including any supplementary or replacement PDS where applicable). A person who gives another person access to the Application Form must at the same time and by the same means give that other person access to the PDS (including any supplementary or replacement PDS where applicable). A paper copy of the PDS (including any supplementary or replacement PDS) and the Application Form will be provided to you at no charge by calling the Dyno Nobel SPS Information Line on 1800 502 497.

Broker Firm Offer

Broker Firm Applicants should refer to section 3.6 of the PDS for lodgement instructions. Application Moneys must be made payable to the Syndicate Broker (not to "Dyno Nobel SPS Offer"). The completed Application Form and Application Moneys must be delivered to the Syndicate Broker directly in accordance with their instructions (not to the Registry).

Privacy Statement

By submitting this Application Form, you agree that Dyno Nobel, the Issuer and the Registry may use the information provided by you on this Application Form to administer your security holding, provide facilities and services that you request and provide you with marketing materials and may disclose your personal information for those purposes to the Lead Manager (or your broker), the Registry, Dyno Nobel's related entities, agents, contractors and third party service providers (including mail houses and professional advisers), ASX, other regulatory authorities and in any case, where disclosure is required or allowed by law or where you have consented. If you do not provide the information required on this Application Form, the Issuer may not be able to accept or process your Application. Once you become a Holder, Chapter 2C of the Corporations Act 2001 (Cth) requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. You can obtain access to your personal information by contacting the Registry: Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, SYDNEY NSW 2000.

Correct Forms of Registrable Title(s)

Note that ONLY natural persons and legal entities are allowed to hold Dyno Nobel SPS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act 2001 (Cth). At least one full given name and the surname are required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

How to complete this form

A Shares Applied for

Enter the number of Dyno Nobel SPS you wish to apply for. The Application must be for a minimum of 50 Dyno Nobel SPS. Applications for greater than 50 Dyno Nobel SPS must be in multiples of 10 Dyno Nobel SPS.

B Application Moneys

Enter the amount of Application Moneys. To calculate the amount, multiply the number of Dyno Nobel SPS by the price per Dyno Nobel SPS.

C Applicant Name(s)

Enter the full name you wish to appear on the statement of share holding. This must be either your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in CHESS.

D Postal Address

Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F CHESS

The Issuer will apply to ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of ASX Limited. In CHESS, the Issuer will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two subregisters will make up the Dyno Nobel SPS Trust's principal register of securities. The Issuer will not be issuing certificates to Applicants in respect of Dyno Nobel SPS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Dyno Nobel SPS allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Issuer and allocated a Securityholder Reference Number (SRN).

G Payment

Make your cheque or bank draft payable to Dyno Nobel SPS Offer in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Before completing this Application Form the Applicant(s) should read the PDS to which this Application Form relates. By lodging this Application Form, the Applicant agrees that this Application for Dyno Nobel SPS is upon and subject to the terms of the PDS and the Constitution of Dyno Nobel SPS Trust, agrees to take any number of Dyno Nobel SPS that may be allotted to the Applicant(s) pursuant to the PDS and declares that all details and statements made are complete and accurate. It is not necessary to sign this Application Form.

Lodgement of Application

Application Forms must be received at the Sydney office of Computershare Investor Services Pty Limited by no later than 5.00pm AEST on 26 July 2007 (subject to change without notice). Return this Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box 7115
SYDNEY NSW 2001

OR

Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
SYDNEY NSW 2000

If you have any enquiries concerning your Application, please contact Computershare Investor Services Pty Limited on 1300 850 505.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given name(s) in full, not initials	Mr John Alfred Smith	J.A. Smith
Joint Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use trustee(s) personal name(s) Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates Use executor(s) personal name(s) Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships Use partners personal name(s) Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s) Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use the name of trustee of the fund Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Pin cheque(s) here (do not staple)

Dyno Nobel SPS

Permanent Investment Management Limited
(ABN 45 003 278 831) (AFSL 235150) as the responsible entity of the Dyno Nobel SPS Trust (ARSN 126 167 459)

Broker stamp

Adviser Code

Please tick this box if you are an existing Dyno Nobel Shareholder

Application Form

This Application Form is for Dyno Nobel SPS offered under the Product Disclosure Statement ("**PDS**") dated 11 July 2007. If you are in doubt as to how to deal with it, please contact your stockbroker, accountant or professional adviser without delay. Capitalised terms have the meanings given to them in the PDS. Any supplementary or replacement PDS that Permanent Investment Management Limited ("**Issuer**") issues during the period of the Offer (if any) will be available at www.dynonobel.com. Dyno Nobel SPS will only be issued on receipt of an Application Form issued together with the PDS. By returning this Application Form with your payment, you make the declarations set out in this Application Form.

This Application Form is available to persons receiving the Application Form within Australia. The PDS contains information relevant to a decision to invest in Dyno Nobel SPS and you should read the entire PDS carefully before applying for Dyno Nobel SPS. The Corporations Act 2001 (Cth) prohibits any person from passing onto another person an Application Form in relation to the offer of Dyno Nobel SPS, unless the Application Form is attached to or accompanies a complete and unaltered copy of the PDS. Any person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the PDS and any supplementary or replacement PDS. A paper copy of the PDS, any supplementary or replacement PDS and the Application Form will be provided to you, at no charge, upon request by telephoning the Dyno Nobel SPS Information Line on 1800 502 497 (8.30am to 5.00pm AEST Monday to Friday).

A **I/we apply for**

Number of Dyno Nobel SPS at $100.00 per Security or such lesser number of Securities which may be allocated to me/us (minimum of 50 Dyno Nobel SPS).

B **I/we lodge full Application Moneys**

A$

C **Individual/Joint Applications – refer to naming standards overleaf for correct forms of registrable title(s)**

Surname/Company Name

Title | First Name | Middle Name

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D **Enter your postal address – include state and postcode**

Unit | Street Number | Street Name or PO Box/Other Information

City/Suburb/Town | State | Postcode

E **Enter your contact details**

Email Address (if applicable)

Telephone Number – Business Hours/After Hours

F **CHESS Participant**

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the Offer will be held on the Issuer Sponsored Subregister.

Cheque details – make your cheque or bank draft payable to Dyno Nobel SPS Offer

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

The Shareholder Priority Offer and the General Offer are expected to close on 26 July 2007. Permanent Investment Management Limited reserves the right to vary the closing dates.

See back of form for completion guidelines.

Declarations and Acknowledgements

By submitting this Application Form and Application Moneys, I/we:

- declare that this Application is completed and lodged according to the PDS and the declarations/statements on this Application Form;
- declare that all details and statements made by me/us are complete and accurate;
- agree to be bound by the Constitution of Dyno Nobel SPS Trust, the Terms of Dyno Nobel SPS and the terms and conditions of the Offer (including representations, warranties and agreements contained in the PDS) and I/we hereby apply for such number of Dyno Nobel SPS as may be calculated in accordance with the terms of the PDS and agree to take such number of Dyno Nobel SPS equal to or less than the number of Dyno Nobel SPS indicated in box A;
- declare that the Applicant(s), if a natural person, is/are at least 18 years old;
- represent and warrant that I/we have read and understood the PDS to which this Application Form relates;
- authorise the Issuer, Dyno Nobel and the Lead Manager and their respective officers or agents to do anything on my/our behalf necessary for Dyno Nobel SPS to be issued to me/us, including to act on instructions received by the Registry upon using the contact details in boxes D or E;
- declare that I/we am/are not a US Person or am/are not acting for the account or benefit of any US Person;
- acknowledge that once the Issuer receives the Application Form, I/we may not withdraw it;
- acknowledge that Dyno Nobel SPS are not shares or other securities of Dyno Nobel;
- acknowledge that Distributions are discretionary and may not be paid;
- acknowledge that the information contained in the PDS (or any supplementary or replacement document) is not investment advice or a recommendation that Dyno Nobel SPS are suitable for me/us, given my/our investment objectives, financial situation or particular needs;
- acknowledge that in order that a deduction from a Distribution on a Dyno Nobel SPS not be made in respect of US withholding tax, as described in section 3.21 of the PDS, I/we will ensure that each beneficial owner of a Dyno Nobel SPS completes the appropriate US Withholding Tax Declaration, which will be despatched to Holders with their Allotment Statement;
- acknowledge that an investment in Dyno Nobel SPS does not represent a deposit or liability of Dyno Nobel; and
- acknowledge that investments can be subject to investment risk, including possible delays in repayment and loss of income and principal invested. Dyno Nobel and the Issuer do not in any way guarantee or stand behind the capital value or performance of Dyno Nobel SPS.

Important Notice

The Corporations Act 2001 (Cth) prohibits any person from passing on to another person an Application Form in relation to the offer of Dyno Nobel SPS, unless the Application Form is attached to, or accompanied by, a complete and unaltered copy of the PDS (including any supplementary or replacement PDS where applicable). A person who gives another person access to the Application Form must at the same time and by the same means give that other person access to the PDS (including any supplementary or replacement PDS where applicable). A paper copy of the PDS (including any supplementary or replacement PDS) and the Application Form will be provided to you at no charge by calling the Dyno Nobel SPS Information Line on 1800 502 497.

Broker Firm Offer

Broker Firm Applicants should refer to section 3.6 of the PDS for lodgement instructions. Application Moneys must be made payable to the Syndicate Broker (not to "Dyno Nobel SPS Offer"). The completed Application Form and Application Moneys must be lodged with the Syndicate Broker directly in accordance with their instructions (not to the Registry).

Privacy Statement

By submitting this Application Form, you agree that Dyno Nobel, the Issuer and the Registry may use the information provided by you on this Application Form to administer your security holding, provide facilities and services that you request and provide you with marketing materials and may disclose your personal information for those purposes to the Lead Manager (or your broker), the Registry, Dyno Nobel's related entities, agents, contractors and third party service providers (including mail houses and professional advisers), ASX, other regulatory authorities and in any case, where disclosure is required or allowed by law or where you have consented. If you do not provide the information required on this Application Form, the Issuer may not be able to accept or process your Application. Once you become a Holder, Chapter 2C of the Corporations Act 2001 (Cth) requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. You can obtain access to your personal information by contacting the Registry: Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, SYDNEY NSW 2000.

Correct Forms of Registrable Title(s)

Note that ONLY natural persons and legal entities are allowed to hold Dyno Nobel SPS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act 2001 (Cth). At least one full given name and the surname are required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

How to complete this form

A Shares Applied for
Enter the number of Dyno Nobel SPS you wish to apply for. The Application must be for a minimum of 50 Dyno Nobel SPS. Applications for greater than 50 Dyno Nobel SPS must be in multiples of 10 Dyno Nobel SPS.

B Application Moneys
Enter the amount of Application Moneys. To calculate the amount, multiply the number of Dyno Nobel SPS by the price per Dyno Nobel SPS.

C Applicant Name(s)
Enter the full name you wish to appear on the statement of share holding. This must be either your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in CHESS.

D Postal Address
Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details
Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F CHESS
The Issuer will apply to ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of ASX Limited. In CHESS, the Issuer will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two subregisters will make up the Dyno Nobel SPS Trust's principal register of securities. The Issuer will not be issuing certificates to Applicants in respect of Dyno Nobel SPS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Dyno Nobel SPS allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Issuer and allocated a Securityholder Reference Number (SRN).

G Payment
Make your cheque or bank draft payable to Dyno Nobel SPS Offer in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Before completing this Application Form the Applicant(s) should read the PDS to which this Application Form relates. By lodging this Application Form, the Applicant agrees that this Application for Dyno Nobel SPS is upon and subject to the terms of the PDS and the Constitution of Dyno Nobel SPS Trust, agrees to take any number of Dyno Nobel SPS that may be allotted to the Applicant(s) pursuant to the PDS and declares that all details and statements made are complete and accurate. It is not necessary to sign this Application Form.

Lodgement of Application

Application Forms must be received at the Sydney office of Computershare Investor Services Pty Limited by no later than 5.00pm AEST on 26 July 2007 (subject to change without notice). Return this Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box 7115
SYDNEY NSW 2001

OR

Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
SYDNEY NSW 2000

If you have any enquiries concerning your Application, please contact Computershare Investor Services Pty Limited on 1300 850 505.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given name(s) in full, not initials	Mr John Alfred Smith	J.A. Smith
Joint Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use trustee(s) personal name(s) Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates Use executor(s) personal name(s) Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships Use partners personal name(s) Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s) Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use the name of trustee of the fund Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Corporate Directory

Registered Office and Head Office

Dyno Nobel Limited
Level 24
111 Pacific Highway
North Sydney NSW 2060
Australia
Tel: +61 2 9968 9400
Fax: +61 2 9968 9280
Internet: www.dynonobel.com

Issuer

Permanent Investment Management Limited
as responsible entity for the Dyno Nobel SPS Trust
35 Clarence Street
Sydney NSW 2000
Australia

Australian Legal Adviser

Mallesons Stephen Jaques
Level 50, Bourke Place
600 Bourke Street
Melbourne VIC 3000
Australia

Registry

Computershare Investor Services Pty Limited
Level 2
60 Carrington Street
Sydney NSW 2000
Australia

Auditors and Accountant

Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000
Australia

Australian Tax Advisers

KPMG
10 Shelley Street
Sydney NSW 2000
Australia

US Tax Advisers

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago Illinois 60606
USA

Lead Manager

Macquarie Equity Capital Markets Limited
Level 23
101 Collins Street
Melbourne VIC 3000
Australia

Co-Lead Manager

Credit Suisse (Australia) Limited
Level 31 Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

Co-Managers

ABN AMRO Morgans Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia

ANZ Securities Limited
Level 12
530 Collins Street
Melbourne VIC 3000
Australia

Bell Potter Securities Limited
Level 33 Grosvenor Place
225 George Street
Sydney NSW 2000
Australia

Grange Securities Limited
Level 33
264 George Street
Sydney NSW 2000
Australia

Macquarie Equities Limited
Level 18
20 Bond Street
Sydney NSW 2000
Australia

National OnLine Trading Limited
Level 26
255 George Street
Sydney NSW 2000
Australia

DYNO
Dyno Nobel

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. *Application for admission to the +official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Part 1 - Application for admission to the official list

Name of entity	ABN
Dyno Nobel SPS Trust	N/A

We, Permanent Investment Management Limited (ABN 45 003 278 831, AFSL 235150) as responsible entity of the Dyno Nobel SPS Trust (ARSN 126 167 459) ("**Trustee**"), apply for admission to the +official list of ASX Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

2 +Main class of +securities

Number	+Class
2,500,000 (The Trustee may issue up to an additional 500,000 Dyno Nobel SPS in the event of oversubscriptions. The exact number will be advised on quotation day).	Dyno Nobel Step-up Preference Securities ("**Dyno Nobel SPS**").

3 Additional +classes of +securities (except +CDIs)

Number to be quoted	+Class

+ See chapter 19 for defined terms.

Nil	N/A
Number not to be quoted	+Class
1	Ordinary Unit in the Dyno Nobel SPS Trust held by Dyno Nobel Limited (ABN 44 117 733 463)

4 Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and email address for contact purposes.

> Permanent Investment Management Limited
> Level 4, 35 Clarence Street
> Sydney NSW 2000
> Telephone number: (02) 8295 8100
> General fax number: (02) 02 8295 8659
> Fax number (for company announcement office): (02) 8295 8655
>
> Email address: joconnell@trust.com.au

5 Address of principal +security registries for each +class of +security (including +CDIs)

> Computershare Investor Services Pty Limited
> Level 2
> 60 Carrington Street
> Sydney NSW 2000

6 Annual balance date

> 30 June

Companies only

(Other entities go to 19)

7 Name and title of chief executive officer/managing director

> N/A

8 Name and title of chairperson of directors

> N/A

9 Names of all directors

> N/A

+ See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	N/A
11	Name and title of company secretary	N/A
12	Place of incorporation	N/A
13	Date of incorporation	N/A
14	Legislation under which incorporated	N/A
15	Address of registered office in Australia	N/A
16	Month in which annual meeting is usually held	N/A
17	Months in which dividends are usually paid (or are intended to be paid)	N/A
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A

+ See chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	Jonathan Westaby Sweeney, Managing Director
20	Name and title of chairperson of directors of responsible entity	Jonathan Westaby Sweeney, Managing Director
21	Names of all directors of the responsible entity	Michael John Britton, Jonathan Westaby Sweeney, Vicki Lee Allen, Assyat David and Ian Murray Nicol
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	All directors are employees of the holding company of the responsible entity (Trust Company Limited) and are appointed as directors of the responsible entity for an indefinite term which appointment may be terminated at any time by their employer.
23	Name and title of company secretary of responsible entity	Geoffrey David Corderoy

+ See chapter 19 for defined terms.

23A	Trusts only - the names of the members of the compliance committee (if any)	John Wall, John Richardson and John MacArthur-Stanham
24	Place of registration of the entity	Australia
25	Date of registration of the entity	The Dyno Nobel SPS Trust was registered as a managed investment scheme on 28 June 2007.
26	Legislation under which the entity is registered	The Dyno Nobel SPS Trust is registered as a managed investment scheme under the Corporations Act 2001 (Cwth).
27	Address of administration office in Australia of the entity	35 Clarence Street Sydney NSW 2000
28	If an annual meeting is held, month in which it is usually held	N/A
29	Months in which distributions are usually paid (or are intended to be paid)	June and December
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	N/A

+ See chapter 19 for defined terms.

About the entity

All entities

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	See section 3.16 of Product Disclosure Statement (Annexure A) in relation to issue price (the issue price of Dyno Nobel SPS is $100). Spread to be notified following issue of Dyno Nobel SPS.
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	Product Disclosure Statement (Annexure A). Copies to be made available following printing.
33	☒	Cheque for fees	Cheque for $117,864.95 enclosed (Note, this listing fee is calculated on the basis of listing 2,500,000 securities at an issue price of $100 for each security and may change depending on the number of securities to be listed)
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS and issuer-sponsored subregisters. See section 3.15 of the Product Disclosure Statement (Annexure A).
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	• Constitution of Dyno Nobel SPS Trust (including SPS Terms and Ordinary Unit Terms) (Annexure B) • Dyno Nobel Services and Indemnity Deed (Annexure F, see section 9.5.1 of Product Disclosure Statement (Annexure A)) • Responsible Entity Services and Indemnity Deed (Annexure G,(see section 9.5.1 of Product Disclosure Statement (Annexure A)) • Custody Deed (Annexure H, see section 9.5.2 of Product Disclosure Statement (Annexure A)) • Offer Management Agreement (Annexure I, see section 9.5.3 of

+ See chapter 19 for defined terms.

			Product Disclosure Statement (Annexure A))
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	N/A
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	N/A
38	☐	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	N/A
39	☒	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	See Annexure C for Certificate of Registration of Dyno Nobel SPS Trust as managed investment scheme
40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	See Annexure B for Constitution of Dyno Nobel SPS Trust

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
41	☐	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	N/A
42	☒	A brief history of the entity or, if applicable, the group	See sections 2 'Who is the Issuer' and 4 of the Product Disclosure Statement (Appendix A)
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	See Annexure D

About the securities to be quoted

All entities

43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	We believe that Dyno Nobel SPS are eligible to be quoted under the Listing Rules
44	☒	Voting rights of +securities to be quoted	See sections 1 'Voting' and 9.2.2 'Meetings' of the Product Disclosure Statement (Annexure A), clause 16 of the Dyno Nobel SPS Trust Constitution (Annexure B) and clause 18.2 of Schedule 1 of the Dyno Nobel SPS Trust Constitution (Annexure B).
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	See Annexure E
46	☒	Terms of the +securities to be quoted	See Appendix A of the Product Disclosure Statement (Annexure A) and Schedule 1 of the Dyno Nobel SPS Trust Constitution (Annexure B)
47	☒	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided after allotment of Dyno Nobel SPS under the offer, which is expected to occur on 1 August 2007 (see section 3.16 of the Product Disclosure Statement (Annexure A))
48	☒	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided after allotment of Dyno Nobel SPS under the offer, which is expected to occur on 1 August 2007 (see section 3.16 of the Product Disclosure Statement (Annexure A))

+ See chapter 19 for defined terms.

49	☒	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided after allotment of Dyno Nobel SPS under the offer, which is expected to occur on 1 August 2007 (see section 3.16 of the Product Disclosure Statement (Annexure A))
50	☐	Terms of any +debt securities and +convertible debt securities	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Deleted 24/10/2005	

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	N/A
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	N/A
55	☐	The date that the vendor acquired the +classified asset	N/A
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	N/A
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	N/A
58	☐	Full details of the +classified asset, including any title particulars	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	N/A
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	N/A
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	N/A

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☒	A copy of the register of members, if ASX asks	To be provided on request
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	N/A
65	☐	The terms of any +employee incentive scheme	N/A
66	☐	The terms of any +dividend or distribution plan	N/A
67	☒	The terms of any +securities that will not be quoted	See Schedule 2 of the Dyno Nobel SPS Trust Constitution (Annexure B) for the terms of the Ordinary Unit
68		Deleted 1/7/98.	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	The Dyno Nobel SPS Trust currently has 1 fully paid Ordinary Unit on issue. The Ordinary Unit was issued for $100 and is held by a member of the Dyno Nobel Group (see clause 2 of Schedule 2 of the Dyno Nobel SPS Trust Constitution (Annexure B) for the terms of the Ordinary Unit). Under the Offer, Dyno Nobel SPS will be issued at an issue price of $100 per Dyno Nobel SPS. See clauses 9 and 22.3 of the Dyno Nobel SPS Trust Constitution for distribution rights with respect to both the Ordinary Unit and Dyno Nobel SPS, and clause 2 of the Ordinary Unit Terms (Schedule 2 of the Dyno Nobel SPS Trust Constitution) for further information on both distribution and redemption rights with respect to the Ordinary Unit. See item 44 of this Appendix 1A for the voting rights. For conversion, exchange and redemption rights of Dyno Nobel SPS see clauses 7, 8, 9, 10, 11 and 12 and Schedule 1 of the Dyno Nobel SPS Trust Constitution
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☐	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	N/A
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities	N/A

+ See chapter 19 for defined terms.

		Note: This applies whether the securities are quoted or not.	
74	☐	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	N/A

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	N/A
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	N/A
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	N/A
77	☐	Audited +accounts for the last 3 full financial years and audit reports	N/A
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	N/A
80A	☐	Pro forma balance sheet and review	N/A
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	N/A

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

No.		Item	Where is the information or document to be found?
81		Deleted 1/7/97	
81A	☐	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	N/A
81B	☒	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	All funds raised by the issue of the Dyno Nobel SPS will be invested in shares in Dyno Nobel LLC (see section 1 'Use of Proceeds of Offer' of the Product Disclosure Statement (Annexure A)). Upon listing, it is expected that Dyno Nobel SPS trust will have assets of $250 million for the purpose of this investment, although, the Trustee reserves the right to issue less than $250 million of Dyno Nobel SPS (see section 3.16 of the Product Disclosure Statement).
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☐	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no commitments)	N/A
83	☒	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	See sections 1 'Use of Proceeds' and 'Role of Dyno Nobel' and 5 of the Product Disclosure Statement (Annexure A)
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	All funds raised by the issue of the Dyno Nobel SPS will be invested in shares in Dyno Nobel LLC (see sections 1 'Use of Proceeds of Offer', 7.3.2 and 7.3.5 of the Product Disclosure Statement (Annexure A)).
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Not applicable as the Dyno Nobel SPS Trust was only registered on 28 June 2007
87A	☒	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	Not applicable as the Dyno Nobel SPS Trust was only registered on 28 June 2007
87B	☒	Audited balance sheet (if required) and audit report	Not applicable as the Dyno Nobel SPS Trust was only registered on 28 June 2007
87C	☒	Pro forma balance sheet and review	Refer to section 5 of the Product Disclosure Statement (Annexure A)

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

+ See chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	The Dyno Nobel SPS Trust is a sole purpose vehicle for subscribing for preference shares in a subsidiary of Dyno Nobel ("Dyno Nobel LLC"): see sections 1 and 7.3.5 of the Product Disclosure Statement (Appendix A)
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	1 Ordinary Unit issued to a member of the Dyno Nobel Group for $100 on 1 June 2007

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	N/A
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	N/A
110	☐	The date the information memorandum is signed	N/A
111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A

+ See chapter 19 for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	N/A
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	N/A
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	N/A
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	N/A

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	N/A

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	N/A

+ See chapter 19 for defined terms.

Other information

All entities

Item		Information or document	Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A
121	☐	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	N/A
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	N/A
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	N/A

Mining exploration entities

Item		Information or document	Where is the information or document to be found?
124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	N/A
125		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	N/A
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	N/A
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	N/A
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	N/A

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

+ See chapter 19 for defined terms.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility; or

☒ we ask ASX to forward a copy of this application to the +approved CS facility.

+ See chapter 19 for defined terms.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the + approved CS facility ; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

14 Trustee's Limitation of Liability

This limitation of the liability of the Trustee applies despite any other provisions of this document and extends to all Obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this document.

(a) The Trustee enters into this document as responsible entity of the Trust and in no other capacity.

(b) The parties other than the Trustee acknowledge that the Trustee incurs the Obligations solely in its capacity as responsible entity of the Trust and that the Trustee will cease to have any obligation under this document if the Trustee ceases for any reason to be responsible entity of the Trust.

(c) Subject to clause (g), the Trustee will not be liable to pay or satisfy any Obligations except out of the Assets of the Trust against which it is actually indemnified in respect of any liability incurred by it as responsible entity of the Trust.

(d) Subject to subclause (g), the parties other than the Trustee may enforce their rights against the Trustee arising from non-performance of the Obligations only to the extent of the Trustee's right of indemnity out of the Assets of the Trust.

(e) Subject to subclause (g), if any party other than the Trustee does not recover all money owing to it arising from non-performance of the Obligations it may not seek to recover the shortfall by:

   (i) bringing proceedings against the Trustee in its personal capacity; or

   (ii) applying to have the Trustee put into administration or wound up or applying to have a receiver or similar person appointed to the Trustee or proving in the administration or winding up of the Trustee.

(f) Subject to subclause (g), the parties other than the Trustee waive their rights and release the Trustee from any personal liability whatsoever, in respect of any loss or damage:

   (i) which they may suffer as a result of any:

+ See chapter 19 for defined terms.

(A) breach by the Trustee of any of its Obligations; or

(B) non-performance by the Trustee of the Obligations; and

(ii) which cannot be paid or satisfied out of the Assets of which the Trustee is entitled to be indemnified in respect of any liability incurred by it as trustee of the Trust.

(g) The parties other than the Trustee acknowledge that the whole of this document is subject to this clause and the Trustee shall in no circumstances be required to satisfy any liability of the Trustee arising under, or for non-performance or breach of any Obligations under or in respect of, this document or under or in respect of any other document to which it is expressed to be a party out of any funds, property or assets other than the Assets of the Trust under the Trustee's control and in its possession as and when they are available to the Trustee to be applied in exoneration for such liability PROVIDED THAT if the liability of the Trustee is not fully satisfied out of the Assets of the Trust as referred to in this clause, the Trustee will be liable to pay out of its own funds, property and assets the unsatisfied amount of that liability but only to the extent of the total amount, if any, by which the Assets of the Trust have been reduced by reasons of fraud, negligence or breach of trust by the Trustee in the performance of the Trustee's duties as trustee and responsible entity of the Trust.

(h) The parties agree that no act or omission of the Trustee (including any related failure to satisfy any Obligations) will constitute fraud, negligence or wilful default of the Trustee for the purposes of this clause to the extent to which the act or omission was caused or contributed to by any failure of any other person to fulfil its obligations relating to the Trust or by any other act or omission of any other person.

(i) No attorney, agent or other person appointed in accordance with this document has authority to act on behalf of the Trustee in a way which exposes the Trustee to any personal liability (except in accordance with the provisions of subclause (g)), and no act or omission of such a person will be considered fraud, negligence or wilful default of the Trustee for the purposes of this clause.

(j) In this clause:

(i) "Assets" includes all assets, property and rights real and personal of any value whatsoever.

(ii) "Obligations" means all obligations and liabilities of whatever kind undertaken or incurred by, or devolving upon, the Trustee under or in respect of this document,

(iii) "Trust" means Dyno Nobel SPS Trust ARSN 126 167 459.

+ See chapter 19 for defined terms.

Dated: 5 July 2007

THE COMMON SEAL of)
PERMANENT INVESTMENT)
MANAGEMENT LIMITED is duly)
affixed by authority of its directors in)
the presence of:

Common Seal
PERMANENT INVESTMENT MANAGEMENT LIMITED
A.C.N. 003 278 831

....	....
Signature of authorised person	Signature of authorised person
DIRECTOR	....
Office held	Office held
MICHAEL JOHN BRITTON	....
Name of authorised person (block letters)	Name of authorised person (block letters)

+ See chapter 19 for defined terms.

Annexure A - Product Disclosure Statement

Annexure B - Dyno Nobel SPS Trust Constitution

+ See chapter 19 for defined terms.

Annexure C - Certificate of Registration as a Managed Investment Scheme

Annexure D - Agreement for lodgement of documents electronically

Annexure E - Form of Holding Statement

Annexure F - Dyno Nobel Services and Indemnity Deed

+ See chapter 19 for defined terms.

Annexure G - Responsible Entity Services and Indemnity Deed

+ See chapter 19 for defined terms.

Annexure H - Custody Deed

Annexure I - Offer Management Agreement

Dyno Nobel SPS Issue

Amending deed

Permanent Investment Management Limited

Dyno Nobel Limited

fiona.smedley@freehills.com

Freehills

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4227 Sydney NSW 2001 Australia

Sydney Melbourne Perth Brisbane Singapore

Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000
www.freehills.com DX 361 Sydney

Correspondent offices in Hanoi Ho Chi Minh City Jakarta

Deed

Amending deed

Date ►

This deed is made by

Issuer	**Permanent Investment Management Limited** ABN 45 003 278 831 of Level 4, 35 Clarence Street, Sydney, New South Wales
Dyno Nobel	**Dyno Nobel Limited** ACN 117 733 463 of Level 24, 111 Pacific Highway, North Sydney, New South Wales
Background	1 The Dyno Nobel Trust (ARSN 126 167 459) **(Trust)** was established under the Constitution. 2 The Trust is registered as a managed investment scheme under Chapter 5C of the Corporations Act 2001. 3 The Issuer is the responsibility entity of the Trust. 4 Dyno Nobel is, at the date of this deed poll, the sole Holder of the Trust. 5 Under clause 23.1 of the Constitution the Issuer may modify the Constitution by deed. 6 Dyno Nobel confirms that the proposed amendments to the Constitution are not adverse to its rights. 7 The Issuer wishes to modify the Constitution in the manner set out in this deed.

This deed witnesses that:

1 Definitions and interpretation

(a) The term "Constitution" means the constitution of the Trust dated 1 June 2007 constituting the Trust, as amended from time to time.

(b) Unless otherwise defined in this deed, a word or phrase defined in the Constitution has the same meaning when used in this deed.

(c) Unless otherwise specified in this deed, a word or phrase defined in the Corporations Act has the same meaning when used in this deed.

2 Operation of this deed

This deed takes effect on and from the date and time that it is signed and delivered.

3 Amendments to the Constitution

3.1 Holder confirmation

The Holder confirms that the amendments to the Constitution are not adverse to its rights.

3.2 The amendments

The Constitution is amended by:

(a) deleting clauses 1 to 29 (inclusive) of the Constitution; and

(b) inserting clauses 1 to 29 (inclusive) and schedules 1 to 3 (inclusive) as contained in Schedule 1 of this deed.

4 Amendments not to affect validity, rights, obligations

(a) An amendment to the Constitution does not affect the validity or enforceability of the Constitution.

(b) Nothing in this amending deed:

(1) prejudices or adversely affects any right, power, authority, discretion or remedy arising under the Constitution before the execution date of this amending deed; or

(2) discharges, releases or otherwise affects any liability or obligation arising under the Constitution before the execution date of this amending deed.

4.2 Binding conditions

This amending deed is binding on the Issuer, Dyno Nobel, each present and future Holder and any person claiming through any of them as if each was a party to this amending deed.

5 Governing law and jurisdiction

This deed is governed by the laws of Victoria.

Schedule 1

The amendment

Constitution of Dyno Nobel SPS Trust

Dated 1 June 2007 (as amended and restated on 2 July 2007)

Permanent Investment Management Limited ("**Issuer**")
(ABN 45 003 278 831)
Dyno Nobel Limited ("**Dyno Nobel**") (ABN 44 117 733 463)

Mallesons Stephen Jaques
Level 50
Bourke Place
600 Bourke Street
Melbourne Vic 3000
Australia
T +61 3 9643 4000
F +61 3 9643 5999
DX 101 Melbourne
www.mallesons.com

Contents

Contents

Parties	**Issuer and Dyno Nobel**	
Issuer	Name	**Permanent Investment Management Limited** as responsible entity of the Trust
	ABN	45 003 278 831
	Address	Level 4 35 Clarence Street Sydney New South Wales 2000 Australia
	Fax	+61 2 8295 8655
	Attention	General Manager – Legal & Secretarial
Dyno Nobel	Name	**Dyno Nobel Limited**
	ABN	44 117 733 463
	Address	Level 24 111 Pacific Highway, North Sydney New South Wales 2060, Australia
	Fax	+61 2 9968 9596
	Attention	Group Company Secretary
Date of agreement	1 June 2007 (as amended and restated on 2 July 2007)	

General terms

1 Name of Trust

1.1 Name

The Trust is called the Dyno Nobel SPS Trust or by such other name as the Issuer determines from time to time.[1]

1.2 If Issuer retires

If the Issuer retires or is removed, its successor as the responsible entity must not, unless otherwise approved by Dyno Nobel, change the name of the Trust and the name of the SPS to names that do not imply an association with Dyno Nobel or its business.

2 Assets held on trust

2.1 Assets held on trust

The Issuer holds the Assets on trust for Holders.[2]

2.2 Assets vest in Issuer

The Assets must be clearly identified as property of the Trust and be held separately from property of the Issuer and property of any other managed investment scheme.[3]

2.3 Purpose

The Trust is a single purpose non-operating trust established solely for the purpose of investing in the LLC Preference Shares and related assets described in clause 12.2(a).

3 Dyno Nobel SPS Trust

3.1 Beneficial interest divided into Units

The beneficial interest in the Trust is divided into Units, being the Ordinary Units and SPS.

1 See Corporations Regulation 5C.1.02.

2 See section 601FC(2) of the Corporations Act.

3 See section 601FC(1)(i).

3.2 Units confer undivided interest

Subject to the rights, obligations and restrictions attaching to any particular Unit or Class as set out in the body of this Constitution and the SPS Terms or the Ordinary Unit Terms (as applicable):

(a) each Unit confers an equal undivided interest in the Assets;

(b) a Unit confers an interest in the Assets as a whole, subject to the Liabilities;

(c) a Unit does not confer an interest in a particular Asset; and

(d) Units of a Class rank equally with each other Unit in that Class.

3.3 Classes of Units

(a) The Issuer may issue two Classes of Units, being the Ordinary Units and SPS.

(b) SPS may convert into Ordinary Units in accordance with the SPS Terms. Any such conversion does not constitute a redemption, buy-back, cancellation or termination of a SPS or an issue, allotment or creation of a new Ordinary Unit.

(c) At the time of issue of any Units, the Issuer must identify the Class to which the Units belong and maintain that information in the Register.

3.4 Rights attaching to Units

A Holder holds a Unit subject to the rights, restrictions and obligations attaching to that Unit, including those set out in the body of this Constitution and the SPS Terms or the Ordinary Unit Terms (as applicable).

3.5 No fractions of Unit

Fractions of a Unit may not be issued by the Issuer.

3.6 Consolidation and division of Units

Subject to the ASX Listing Rules, the Corporations Act and this Constitution, Units may be consolidated or divided as determined by the Issuer provided that all the Units in a Class are dealt with in the same way.

3.7 Initial Units

All Units issued prior to the issue of the first SPS under the PDS are Ordinary Units.

4 Transfer of SPS

4.1 Transfer of SPS if Officially Quoted

SPS may be transferred in accordance with the SPS Terms.

4.2 Transfers of Units if not Officially Quoted

(a) While SPS are not Officially Quoted, SPS may be transferred in any form approved by the Issuer, accompanied by any evidence reasonably required by the Issuer to show the right of the transferor to make the transfer and (if the Issuer requires) be presented for Registration duly stamped.

(b) The Ordinary Units:

(i) may not be transferred by Dyno Nobel other than to another entity in the Dyno Nobel Group; and

(ii) may only be transferred in the manner set out in clause 4.2(a).

4.3 Registration

A transfer of a Unit is not effective until Registered.

4.4 Issuer must retain instruments of transfer

The Issuer must retain every instrument of transfer of an Ordinary Unit which is Registered for such period as the Issuer determines.

4.5 Return of refused transfers

If the Issuer refuses to register a transfer of:

(a) an Ordinary Unit, the Issuer must return the transfer documents submitted to it unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates;[4] and

(b) a SPS, the Issuer must act in accordance with clause 14.13 of the SPS Terms.

4.6 Joint tenancy

Persons Registered jointly as the Holder of:

(a) an Ordinary Unit, hold as joint tenants and not as tenants in common unless the Issuer otherwise agrees; and

(b) a SPS, hold in accordance with clause 14.5 of the SPS Terms.

[4] Section 1071E requires that the responsible entity advise of a refusal to register a transfer of a unit within 2 months after the date on which the transfer was lodged. An aggrieved proposed transferee may apply to court for an order that the transfer be registered, but the court will only grant such an order if satisfied on the application that the refusal was without just cause.

5 Issue Price for Units[5]

5.1 Issue Price

(a) The Issue Price for an Ordinary Unit is the amount set out in the Ordinary Unit Terms.

(b) The Issue Price for a SPS is the amount set out in the Application Form for that SPS.

5.2 If issue of SPS does not proceed

If the Issuer decides not to proceed with an issue of SPS, the full amount paid by each applicant (less any applicable Tax) will be reimbursed and must be repaid to the applicant.

5.3 Restriction on issues

(a) The Issuer may only issue further SPS after the Issue Date for the first SPS issued under this Constitution provided that:

(i) the issue occurs prior to the twentieth anniversary of the Issue Date;

(ii) the SPS issued are on the same terms as set out in the SPS Terms; and

(iii) the proceeds of the issue are invested in LLC Preference Shares.

(b) Any further SPS issued in accordance with this clause 5.3 will rank equally with all other SPS.

(c) The Issuer may issue Ordinary Units after the Issue Date, provided the Ordinary Units are issued to an entity in the Dyno Nobel Group.

6 Application procedure

6.1 Application Form

An applicant for Units must complete a form approved by the Issuer if the Issuer so requires (an **"Application Form"**). The form may be transmitted electronically if approved by the Issuer.

6.2 Payment

Payment in a form acceptable to the Issuer must:

(a) accompany the application; or

5 Required to be included by Section 601GA(1)(a).

(b) be received by or made available to the Issuer or the Issuer's custodian within such period before or after the Issuer receives the application form as the Issuer determines from time to time.

6.3 Issuer may reject an application

The Issuer may reject an application in whole or in part without giving any reason for the rejection.[6]

6.4 Minimum amounts

The Issuer may set a minimum application amount and a Minimum Holding for the Trust or a Class and alter or waive those amounts at any time.

6.5 Issue date

Units are taken to be issued to a person when that person's name is recorded in the Register.

6.6 Uncleared funds

Units issued against application money paid other than in cleared funds are void if the funds are not subsequently cleared within five Business Days of the relevant Closing Date.

7 Redemption of SPS and Ordinary Units and Realisation by Holders[7]

7.1 No general right of redemption

(a) SPS Holders have no right to require the redemption of their SPS.

(b) Ordinary Unit Holders have no right to require redemption of their Ordinary Units.

(c) The Issuer may apply the proceeds of redemption of any LLC Preference Shares received on any date in redeeming any Ordinary Units redeemable on or after that date in accordance with clause 2.4 of the Ordinary Unit Terms.

7.2 Limited right to request Realisation

SPS Holders have the right to request the Realisation of their SPS in accordance with the SPS Terms.

7.3 Rounding

The redemption amount payable on redemption of a SPS or an Ordinary Unit (as the case may be) in accordance with the SPS Terms or the Ordinary Unit Terms (as the case may be) will be rounded to four decimal places. For the purpose of calculating the redemption amount in respect of a SPS Holder's

[6] Refer Listing Rule 10.11 if the Trust is Listed - restriction on issue of Units to related parties.

[7] Required to be included by Section 601GA(4).

aggregate holding of SPS or an Ordinary Unit Holder's aggregate holding of Ordinary Units, any fraction of a cent will be disregarded and remain an Asset.

8 Realisation by Dyno Nobel, Preference Share Exchange and Conversion

8.1 Realisation by Dyno Nobel

Dyno Nobel may Realise some or all SPS in accordance with the SPS Terms and this Constitution.

8.2 Automatic Preference Share Exchange

Dyno Nobel must exchange all the SPS for Preference Shares where required under the SPS Terms.

8.3 Repurchase or Exchange generally

(a) Dyno Nobel may only Exchange or Repurchase SPS in accordance with the SPS Terms.

(b) Where SPS are to be transferred to Dyno Nobel in accordance with the SPS Terms:

(i) the SPS in the number to be transferred in accordance with the SPS Terms will be automatically transferred to Dyno Nobel or at its direction;

(ii) Dyno Nobel will perform its obligations in connection with the Transferred Dyno Nobel SPS in accordance with the SPS Terms; and

(iii) the SPS will be dealt with as provided in the SPS Terms.

8.4 Conversion of SPS into Ordinary Units

Transferred Dyno Nobel SPS will be automatically Converted into Ordinary Units where required under the SPS Terms.

8.5 Power of Attorney

The Issuer irrevocably:

(a) appoints Dyno Nobel, each of its respective Authorised Officers and any liquidator, provisional liquidator or administrator of Dyno Nobel (each an "**Appointed Person**") severally to be the attorney of the Issuer and the agent of the Issuer with the power in the name and on behalf of the Issuer to do all such acts and things including signing all documents or transfers and appointing its own agent or delegate as may in the opinion of the Appointed Person be necessary or desirable to be done in order to give effect to an Exchange, a Preference Share Exchange, a Repurchase, a Resale or a Conversion or to record or

perfect the transfer of Dyno Nobel SPS held by the SPS Holder when required in accordance with the SPS Terms; and

(b) authorises an Appointed Person to make or cause to be made such entries in the Register, including amendments and additions to the Register, which the Appointed Person considers necessary or desirable to record the transfer of SPS in accordance with clause 9 ("Resale") or clause 12.2 ("Automatic Transfer of Dyno Nobel SPS") of the SPS Terms, to record that on that transfer the holder of a SPS ceases to be registered as holder of that SPS and a new holder of that SPS becomes registered in place of the SPS Holder and to record or perfect a Conversion.

The power of attorney given in clause 8.5(a) is given to secure the performance by the Issuer (or it agent) of the Issuer's obligations under the SPS Terms and is irrevocable.

9 Income and distributions

9.1 Collection of income

The Issuer must receive and collect all income of the Trust.

9.2 Determination of Trust Income

(a) The Issuer must determine the Trust Income in respect of each Distribution Period.

(b) The Trust Income in respect of each Distribution Period is the income of the Trust according to ordinary concepts.

(c) In ascertaining the Trust Income, the Issuer must determine:

(i) the classification of any item as being on income or capital account; and

(ii) the extent to which reserves or provisions need to be made.

(d) The preparation of the accounts of the Trust in accordance with applicable accounting standards is independent of and does not affect the determination of Trust Income under this clause 9.2.

9.3 SPS entitlement to Trust Income during the Initial Period

(a) During the Initial Period, each person who is or was a SPS Holder on the Record Date referable to a Distribution Period, is entitled to be paid a Distribution on the relevant Distribution Payment Date, if the Issuer determines to make a Distribution in respect of the Distribution Period.

(b) If, during the Initial Period, the Issuer determines to make a Distribution in respect of the Distribution Period in accordance with clause 9.3(a), the Issuer must pay the Distribution on the Distribution Payment Date.

9.4 Ordinary Unit Holder entitlement to Trust Income during the Initial Period

(a) During the Initial Period, if, having determined to pay a Distribution to SPS Holders in respect of a Distribution Period, Trust Income is available for distribution, the Issuer may, in its sole discretion determine to make a distribution to the Ordinary Unit Holders out of the surplus Trust Income in respect of a Distribution Period on the Distribution Payment Date.

(b) If, during the Initial Period, the Issuer determines to make a distribution in respect of the Ordinary Unit in accordance with clause 9.4(a), the Issuer must pay the distribution on the Distribution Payment Date.

9.5 Entitlements post Initial Period

(a) On and from the Initial Period End Date, the Issuer must, in respect of each Distribution Period, determine what share of the Trust Income is to be allocated to each Class of Units as a distribution in respect of the relevant Distribution Period.

(b) Subject to clause 9.5(a), each person who is or was a Holder on the Record Date referable to the relevant Distribution Period, is entitled to be paid a distribution on the Distribution Payment Date, if the Issuer has determined to make a distribution in respect of that Holder's Class of Units.

(c) Subject to clause 9.5(a), if the Issuer has determined to make a distribution in respect of a Holder's Class of Units in accordance with clause 9.5(b), the Issuer must pay the distribution on the Distribution Payment Date.

(d) A Holder cannot be defeased of any share of the Trust Income to which the Holder is entitled under clause 9.5(a).

9.6 No other payment

The Issuer must not distribute to any SPS Holder under clause 9.3 any additional amount out of the Trust Income other than an amount which the SPS Holder is entitled to be paid in accordance with clause 9.3, clause 22.3 or the SPS Terms.

9.7 Separate accounts

(a) The Issuer may keep separate accounts of different categories or sources of income or both, or deductions or credits for tax purposes, and may allocate income, deductions or credits from a particular category or source or both to particular Holders.

(b) Where the Issuer allocates income, deductions or credits from a particular category or source to a Holder, the Issuer must notify the Holder.

9.8 Position on transfer of Units

(a) Subject to the Issuer determining to make a Distribution on the SPS, a person who is or was a SPS Holder on the Record Date referable to a Distribution Period remains entitled to their share of the Trust Income in respect of that Distribution Period under clause 9.3 notwithstanding a transfer, transmission or Realisation of SPS after the Record Date.

(b) Subject to the Issuer determining to make a Distribution on the Ordinary Units, a person who is or was an Ordinary Unit Holder on the Distribution Payment Date remains entitled to their share of the surplus Trust Income (if any) in respect of that Distribution Period under clause 9.4 notwithstanding a permitted transfer or transmission of its Ordinary Unit after the Distribution Payment Date.

10 Valuation of Assets

10.1 Issuer may value

The Issuer may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.[8]

10.2 Valuation methods and policies

The Issuer may determine valuation methods and policies for each category of Asset and change them from time to time.

11 Payments

11.1 Manner of payment to Holders

Money payable by the Issuer to:

(a) a SPS Holder must be paid in accordance with the SPS Terms; and

(b) the Ordinary Unit Holders may be paid in any manner agreed between the Issuer and the Ordinary Unit Holders.

12 Powers of the Issuer

12.1 General powers

Subject to this Constitution, the Issuer has all the powers in respect of the Trust that it is possible under the law to confer on a trustee as though it were the absolute owner of the Assets and acting in its personal capacity. These powers include, without limitation, the power to borrow or raise money, subject to clause 12.2.

[8] See section 601FC(j) for Scheme Operator's obligations concerning valuation.

12.2 Specific restrictions

Despite clause 12.1, but subject to any express provision to the contrary elsewhere in this Constitution, the Issuer in its capacity as responsible entity of the Trust must not:

(a) acquire any interest in any asset other than:

(i) LLC Preference Shares;

(ii) interests in bank accounts in which income or capital of the Trust is invested;

(iii) cash, rights and benefits under the Transaction Documents; and

(iv) income or other rights arising in connection with those assets;

(b) sell, assign or otherwise dispose of the LLC Preference Shares (otherwise than in accordance with the Transaction Documents);

(c) grant any mortgage, charge, pledge, lien, or other form of security over the Assets;

(d) other than in respect of the Loan, borrow or raise money;

(e) lend money to any person, other than by way of investing in a bank account or as permitted by another paragraph of this clause 12.2; or

(f) agree to an amendment to any of the Transaction Documents unless the Issuer reasonably considers the amendment will not have a material adverse effect on the interests of Holders, or the amendment is approved by a Resolution of Holders.

For the avoidance of doubt, it is not intended that the Issuer will be carrying on a business by acting in accordance with this clause 12.2.

12.3 Obligation to enter and perform Transaction Documents

The Issuer in its capacity as responsible entity of the Trust must enter into and perform its obligations under the Transaction Documents.

12.4 Power of delegation[9]

The Issuer may authorise any person to act as its agent or delegate (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Issuer's power, including the power to appoint in turn its own agent or delegate.[10] Without limitation, the Issuer's power to appoint its own agent or delegate includes a

[9] See also Section 601FB.

[10] A responsible entity may wish to lay off the tasks of operating a scheme to a third party. This does not reduce the legal responsibility of the responsible entity for the operation of the scheme (by virtue, of section 601FB(2) of the Corporations Act).

power to appoint a person as its agent or delegate by granting a power of attorney.

12.5 Protection and assistance for those dealing with agents and delegates

The Issuer may include in the authorisation referred to in clause 12.4 provisions to protect and assist those dealing with the agent or delegate as the Issuer thinks fit.

12.6 Agents and delegates may be associates

The agent or delegate may be an associate of the Issuer or a member of the Dyno Nobel Group.[11]

12.7 Exercise of discretion

Subject to this Constitution, the Issuer may in its absolute discretion decide how and when to exercise its powers.

12.8 Registration of the Trust

Without limiting the effect of clause 12.1, the Issuer may, in its capacity as trustee of the Trust, apply for registration of the Trust as a registered scheme and for this purpose the Issuer is authorised on its own behalf and on behalf of each Holder to do all things necessary to effect registration.

12.9 Listing of the Trust

The Issuer may apply for the Trust to be Listed and the SPS to be Officially Quoted and for this purpose the Issuer is authorised on its own behalf and on behalf of each Holder to do all things necessary to effect a Listing.

12.10 US tax election

The Issuer must as soon as practicable and, in any event, within 50 days of the Issue Date for the first SPS issued under this Constitution, procure that the Trust elects to be treated as a partnership for US federal income tax purposes and for such purposes must complete and file all such forms and notices and satisfy all such documentary requirements as are necessary or desirable to give effect to that election including without limitation completing and filing:

(a) an application of the Issuer for a US taxpayer identification number (IRS Form SS-4); and

(b) an election form (IRS Form 8832).

12.11 Underwriting

(a) Without limiting the effect of clause 12.1, the Issuer may enter into an arrangement with a person or persons (including an associate) to

[11] Subject to Part 5C.7 which regulates related party transactions in the context of a registered managed investment scheme. Part 5C.7 has the effect of making Chapter 2E applicable to a registered scheme with certain modifications.

underwrite the subscription for or purchase of SPS on such terms as the Issuer determines. Subject to clause 20.2, any Underwriting Liabilities of the Issuer are an expense of the Trust, provided the Issuer has, in relation to those Underwriting Liabilities, properly performed its duties.

(b) Unless the agreement between the Issuer and the underwriter or underwriters expressly states the contrary intention, the underwriter or underwriters will not be an agent or delegate of the Issuer.

13 Retirement of Issuer

13.1 Retirement – Trust not a registered scheme

Whilst the Trust is not a registered scheme, the Issuer may retire on not less than one month's notice to the Ordinary Unit Holders. On retirement, the Issuer may appoint another person in writing to be the trustee.

13.2 Voluntary retirement

While the Trust is a registered scheme, the Issuer may retire as the responsible entity of the Trust as permitted by law.[12] If permitted by law or by any relief from the Corporations Act granted by ASIC, the Issuer may appoint its successor by deed.[13]

13.3 Compulsory retirement

While the Trust is a registered scheme, the Issuer must retire as the responsible entity of the Trust when required by law.[14]

13.4 Release

When it retires or is removed, but subject to the Corporations Act, the Issuer is released from all obligations in relation to the Trust arising after the time it retires or is removed.[15]

14 Notices to Holders

A notice or other communication required under this Constitution to be given to:

[12] See Section 601FL. The change does not take effect until the ASIC alters its records: Section 601FJ.

[13] Section 601FL(3) allows the responsible entity to appoint a temporary responsible entity in certain circumstances but does not allow it to appoint a permanent replacement, this being a matter, generally speaking, for members under Section 601FL(1) and 601FL(2).

[14] See Section 601FM and 601FA.

[15] See section 601FR for the Scheme Operator's obligation to transfer records, etc. Section 601FS and 601FT deal, respectively, with the transfer of rights, obligations and liabilities of a former responsible entity to a new responsible entity (on the one hand) and the automatic change of references in documents to which the former responsible entity was a party so that they are construed as references to the new responsible entity (on the other hand).

(a) a SPS Holder, will be provided in accordance with clause 15 of the SPS Terms; and

(b) an Ordinary Unit Holder, will be provided in accordance with clause 15 of the SPS Terms, where all references to a SPS Holder are to be read as a reference to an Ordinary Unit Holder.

15 Notices to the Issuer

A notice or other communication required under this Constitution to be given by:

(a) a SPS Holder to the Issuer, will be provided in accordance with clause 15 of the SPS Terms; and

(b) an Ordinary Unit Holder to the Issuer, will be provided in accordance with clause 15 of the SPS Terms, where all reference to a SPS Holder are to be read as a reference to an Ordinary Unit Holder.

16 Meetings of Holders

16.1 Convening of meetings

The Issuer may at any time convene a meeting of Holders or of a Class of Holders and must do so if the Corporations Act requires.[16]

16.2 Issuer may determine

Subject to the specific provisions of this Constitution relating to meetings of Holders or of a Class of Holders and to the Corporations Act,[17] the Issuer may determine the time and place at which a meeting of Holders or of a Class of Holders will be convened and the manner in which the meeting will be conducted.

16.3 Notice of meeting

Notice of a meeting of Holders must be given in accordance with the Corporations Act.

16.4 Quorum

The quorum for a meeting of:

(a) Holders is at least two Holders present in person or by representative or proxy; or

(b) a Class of Holders is at least two Holders of Units in that Class present in person or by representative or proxy,

[16] Refer Part 2G.4.

[17] Refer Part 2G.4.

unless, in the case of a meeting of a Class of Holders, the Class has only one Holder who may vote on a Resolution, in which case that one Holder constitutes a quorum.

16.5 No quorum

If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Holders - dissolved; or

(b) otherwise - adjourned to the same day in the next week and same time and place, or to such other day, time and place as the Issuer decides by notice to the Holders and others entitled to notice of the meeting.

At any adjourned meeting, those Holders present in person or by proxy constitute a quorum. If a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

16.6 Chair

Subject to the Corporations Act,[18] the Issuer may appoint a person to chair a meeting of Holders or a Class of Holders.

16.7 Role of chair

The chair of a meeting of Holders or a Class of Holders:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chair's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chair considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chair under this clause 16.7 is final.

16.8 Postponement or cancellation

The chair has power to cancel a meeting or postpone a meeting for any reason to such place and time as the chair thinks fit.

16.9 Notice of cancellation or postponement of meeting

Notice of cancellation or postponement of a meeting of Holders or of a Class of Holders must state the reason for cancellation or postponement and be given:

[18] Refer Part 2G.4 and Section 601FC(1).

(a) to each Holder (or Holder in the Class) individually; and

(b) to each other person entitled to be given notice of a meeting of Holders under the Corporations Act.

16.10 Contents of notice of postponement of meeting

A notice of postponement of a meeting of Holders must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

16.11 Number of days for postponement of meeting

The number of days from the giving of a notice postponing the holding of a meeting of Holders or of a Class of Holders to the date specified in that notice for the holding of the postponed meeting must not be less than the number of days notice of the meeting required to be given by this Constitution.

16.12 Business at postponed meeting

The only business that may be transacted at a meeting of Holders or of a Class of Holders the holding of which is postponed is the business specified in the notice convening the meeting.

16.13 Proxy, attorney or representative at postponed meeting

Where:

(a) by the terms of an instrument appointing a proxy or an attorney or a representative, a proxy or an attorney or a representative is authorised to attend and vote at a meeting of Holders or of a Class of Holders to be held on a specified date or at a meeting of Holders or of a Class of Holders to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of representative,

then, by force of this clause 16.13, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of a representative unless the Holder appointing the proxy, attorney or representative gives to the Issuer notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

16.14 Proxies and voting

The provisions of the Corporations Act governing proxies and voting for meetings of members of registered schemes apply to the Trust, save where the contrary is expressly stated in this Constitution.[19]

16.15 Proxies containing some of the required information

The Issuer may determine that the appointment of a proxy is valid even if it contains only some of the information required by the Corporations Act.

16.16 Adjournment of meeting

(a) The chair of a meeting of Holders or of a Class of Holders may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

(b) In exercising this discretion, the chair may, but need not, seek the approval of the Holders or of a Class of Holders present. Unless required by the chair, no vote may be taken or demanded by the Holders or of a Class of Holders present in respect of any adjournment.

(c) Only unfinished business is to be transacted at a meeting resumed after an adjournment.

16.17 Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

16.18 Validity of vote in certain circumstances

A vote cast by a person as a proxy, attorney or representative is valid even in the event of:

(a) the previous revocation of that person's authority by the death of the Holder of the Units in respect of which the vote is cast or otherwise; or

(b) the execution of a transfer of those Units by that Holder,

unless a notice in writing of the revocation or transfer has been received by the Issuer or by the chairman of the meeting before the vote is cast.

16.19 Resolutions binding

(a) A Resolution by:

[19] The Corporations Act deals with proxies and voting in Divisions 5 and 6 of Part 2G.4.

(i) Holders binds all Holders;

(ii) Holders of a Class, binds all Holders of that Class,

whether or not they voted or were present at the meeting.

(b) No objection may be made to any vote unless the objection is made at the meeting.

16.20 Minutes

The minutes of a meeting of Holders or of a Class of Holders signed by the chair of the meeting are conclusive evidence of the matters stated in them unless the contrary is proven.

16.21 Equality of votes - no casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Holder or proxy or attorney or representative.

16.22 Entitlement to vote

(a) Subject to any rights or restrictions for the time being attached to any Class or Classes of Units and to this constitution:

(i) on a show of hands, each Holder present in person and each other person present as a proxy, attorney or representative of a Holder has one vote; and

(ii) on a poll, each Holder present in person has one vote for each one dollar of the value of the Units held by the Holder and each person present as proxy, attorney or representative of a Holder has one vote for each one dollar of the value of the Units held by the Holder that the person represents.

(b) A Holder is not entitled to vote at a meeting in respect of Units which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

16.23 Joint Holders' vote

If a Unit is held jointly and more than one Holder votes in respect of that Unit, only the vote of the Holder whose name appears first in the Register counts.

16.24 Vote of Holder of unsound mind

If a Holder is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Holder's committee or trustee or any other person who properly has the management of the Holder's estate may exercise any rights of the Holder in relation to a meeting of Holders as if the committee, trustee or other person were the Holder.

16.25 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

16.26 Meetings by technology

A meeting of Holders or any Class of Holders may be held by means of such telephone, electronic or other communication facilities as permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

16.27 Meetings of Class

If any meeting of the Holders of a Class is required to be held the foregoing provisions of this clause 16 will apply with any necessary amendments.

17 Rights and liabilities of Issuer

17.1 Holding Units

The Issuer and its associates may hold Units in the Trust in any capacity.[20]

17.2 Other capacities

Subject to the Corporations Act,[21] nothing in this Constitution restricts the Issuer (or its associates) from:

(a) dealing with itself, (as responsible entity of the Trust or in another capacity), an associate, any member of the Dyno Nobel Group or with any Holder;

(b) being interested in any contract or transaction with itself (as responsible entity of the Trust or in another capacity), an associate, any member of the Dyno Nobel Group or with any Holder or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme.

[20] See Section 601FG, Section 253E, Part 5C.7 and LR 10.11.

[21] Refer Part 5C.7.

17.3 Issuer may rely

The Issuer may take and may act upon:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Issuer, in relation to the interpretation of this Constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the Issuer who are in each case believed by the Issuer in good faith to be expert in relation to the matters upon which they are consulted;

(c) a document which the Issuer believes in good faith to be the original or a copy of an appointment by a Holder of a person to act as their agent for any purpose connected with the Trust;

(d) notices that the Issuer believes in good faith to be genuine, provided to the Issuer by any party to a Transaction Document; and

(e) any other document provided to the Issuer in connection with the Trust upon which it is reasonable for the Issuer to rely,

and the Issuer will not be liable for anything done, suffered or omitted by it acting reasonably and in good faith in reliance upon such opinion, advice, statement, information or document.

17.4 Dyno Nobel assistance

Without abrogating the Issuer's rights, obligations or responsibilities under this Constitution, Dyno Nobel agrees that it will, in a timely manner, provide all reasonable assistance requested by the Issuer in relation to the performance of its obligations under this Constitution, including without limitation the obligations of the Issuer under the SPS Terms. Any assistance provided by Dyno Nobel at the Issuer's request will be provided by Dyno Nobel at its own cost and expense.

17.5 Exercise of powers

In exercising its powers under this Constitution, the Issuer will have regard to the matters set out in schedule 1.

18 Limitation of liability and indemnity in favour of Issuer

18.1 Issuer not liable except to the extent Corporations Act imposes liability

The Issuer and any director and officer of the Issuer is not liable in contract, tort or otherwise to Holders for any loss suffered in any way relating to the Trust except to the extent that the Corporations Act imposes such liability.

18.2 Limitation on Issuer's liability

Subject to the Corporations Act, the liability of the Issuer to any person other than a Holder in respect of the Trust (including in respect of any contracts entered into as trustee of the Trust or in relation to any Assets) is limited to the Issuer's ability to be indemnified from the Assets.

18.3 Indemnity in favour of Issuer

The Issuer is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust.[22]

18.4 Indemnity includes acts and omissions of an agent or delegate

To the extent permitted by the Corporations Act,[23] the indemnity under clause 18.3 includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Issuer.

18.5 Indemnity in addition to indemnity allowed by law

The indemnity under clause 18.3 is in addition to any indemnity allowed by law. It continues to apply after the Issuer retires or is removed from the office it holds in relation to the Trust.

18.6 Indemnity unaffected by unrelated breach of trust

The Issuer may exercise any of its rights of indemnification or reimbursement out of the Assets to satisfy a liability to any creditor of the Issuer (as trustee of the Trust) notwithstanding that the Trust may have suffered a loss or may have diminished in value as a consequence of any unrelated act, omission or breach of trust by the Issuer or by any delegate or agent appointed by the Issuer.

19 Liability of Holders

19.1 Liability limited

Subject to clauses 19.2 and 19.3, the liability of a Holder is limited to the amount if any which remains unpaid in relation to the Holder's application for their Units.

19.2 Recourse limited to the Assets

In the absence of separate agreement with a Holder, the recourse of the Issuer and any creditor against Holders is limited to the Assets.

19.3 Tax and User Pays Fees

The Issuer is entitled to be indemnified by a Holder or former Holder to the extent that the Issuer incurs any liability for Tax or User Pays Fees as a result

22 See Section 601GA(2).

23 See Sections 601FB(2) and 601GA(2).

of the Holder's action or inaction, or as a result of an action or failure to act requested by the Holder or former Holder.

19.4 Joint Holders

Joint Holders and former Joint Holders are jointly and severally liable in respect of all payments including payments to which clause 19.3 applies.

19.5 Deficiency in the Assets

A Holder need not indemnify the Issuer if there is a deficiency in the Assets or meet the claim of any creditor of the Issuer in respect of the Trust.

19.6 Restrictions on Holders

Except as otherwise set out in this Constitution, a Holder:

(a) must not interfere with any rights or powers of the Issuer under this Constitution;

(b) must not exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; and

(c) may not require an Asset to be transferred to the Holder.

20 Remuneration and expenses of the Issuer

20.1 Issuer Fees

In consideration of the Issuer performing its role as responsible entity of the Trust, the Issuer is entitled to be paid the following fees:

(a) an establishment fee of $25,000, payable by Dyno Nobel within 14 days after the date of the Responsible Entity Services and Indemnity Agreement, failing which it may be paid out of the Assets;

(b) a base fee calculated and accrued on a daily basis at the rate of:

(i) $90,000 per annum; plus

(ii) 0.05% per annum of the amount by which the gross Asset value of the Trust exceeds $300 million,

to be determined at the end of each month and payable quarterly in arrears within 21 days of the end of the quarter; and

(c) a termination fee of $200,000 payable if the Issuer's appointment as responsible entity of the Trust is terminated, other than as a consequence of fraud, negligence or breach of trust on the part of the Issuer, within three years of its appointment as responsible entity of the Trust.

The Issuer's fees are quoted exclusive of GST and are subject to an annual upward adjustment for increases in the consumer price index and are, subject to clause 20.3, payable or reimbursable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act.

20.2 Expenses

The Issuer's fees and all reasonable expenses including out of pocket expenses and all legal costs and disbursements incurred by the Issuer in relation to the proper performance of its duties in respect of the Trust, are payable or reimbursable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act.

For the avoidance of doubt, unless otherwise expressly agreed with Dyno Nobel, any fees or expenses or other amounts payable by the Issuer to its delegates or agents appointed by the Issuer under clause 12.4 to perform services that the Issuer has agreed to provide as responsible entity under the Responsible Entity Services and Indemnity Agreement are not covered by this clause 20.2, except for any fees or expenses payable to the custodian appointed under the Custody Deed in an amount per annum not exceeding the amount calculated and accrued on a daily basis at the rate of:

(a) the amount per annum payable from time to time under the Custody Deed as approved by Dyno Nobel (such approval not to be unreasonably withheld); plus

(b) 0.01% per annum of the amount by which the gross Asset value of the Trust exceeds $300 million.

20.3 Establishment Expenses

Notwithstanding any other provision of this Constitution, the Issuer is not entitled to pay, or be reimbursed, out of the Assets for any out-of-pocket expenses incurred by the Issuer in relation to the following matters:

(a) the establishment of the Trust; or

(b) the registration of the Dyno Nobel SPS Trust as a registered managed investment scheme and the official listing of the Dyno Nobel SPS Trust, including due diligence work, document review and preparation and underwriting fees,

except to the extent that Dyno Nobel fails to pay such expense, or reimburse the Issuer for such expense, when due and payable in accordance with the Responsible Entity Services and Indemnity Agreement.

20.4 GST

(a) In this clause 20.4:

   (i) words and expressions which are not defined in this constitution but which have a defined meaning in GST Law have the same meaning as in the GST Law; and

(ii) GST Law has the same meaning given to that expression in the GST Act.

(b) Unless expressly stated, all fees or other sums payable or consideration to be provided under this constitution are exclusive of GST.

(c) If GST is payable on any supply made under this constitution, the recipient will pay to the supplier an amount equal to the GST payable on the supply.

(d) The recipient will pay the amount referred to in clause 20.4(c) in addition to and at the same time that the consideration for the supply is to be provided under this constitution.

(e) The supplier must deliver a tax invoice or an adjustment note to the recipient before the supplier is entitled to payment of an amount under clause 20.4(c). The recipient can withhold payment of the amount until the supplier provides a tax invoice or adjustment note as appropriate.

(f) If an adjustment event arises in respect of a taxable supply made by a supplier under this constitution, the amount payable by the recipient under clause 20.4(c) will be recalculated to reflect the adjustment event and a payment will be made by the recipient to the supplier or by the supplier to the recipient as the case requires.

(g) Where a party is required under this constitution to pay or reimburse an expense or outgoing of another party, the amount to be paid or reimbursed by the first party will be the sum of:

(i) the amount of the expense or outgoing less any input tax credits in respect of the expense or outgoing to which the other party, or to which the representative member for a GST group of which the other party is a member, is entitled; and

(ii) if the payment or reimbursement is subject to GST, an amount equal to that GST.

(h) The Issuer or Dyno Nobel shall be entitled to be reimbursed or indemnified for the amount referred to in clause 20.4(c) out of the Assets or assets of any controlled sub-trust.

21 Duration of the Trust

21.1 Initial settlement

(a) The Trust commences when Dyno Nobel (or its nominee) subscribes $100 for an Ordinary Unit in the Trust. Dyno Nobel (or its nominee) must be issued with an Ordinary Unit in return for that payment.

(b) The Issuer must invest the $100 application amount for the Ordinary Unit in the Trust's operating account.

21.2 Termination

The Trust terminates on the earliest of:

(a) the date specified by the Ordinary Unit Holders jointly as the date of termination of the Trust in a notice given to the Issuer at least 7 days prior to the date specified in the notice, which notice the Ordinary Unit Holders may only give if they are the sole holder of Units in the Trust; and

(b) the date on which the Trust terminates in accordance with another provision of this Constitution or by law.[24]

22 Procedure on termination

22.1 Realisation of Assets

(a) Following termination, the Issuer must realise the Assets. This must be completed in 180 days if practical, and in any event as soon as possible after that.

(b) The Issuer may, however, postpone realisation of the Assets or any Asset if it reasonably considers it is in the interests of Holders to do so, and will not be responsible for any resulting Holder's loss.

22.2 Audit of winding up

If and to the extent that the law or ASIC policy so requires, the Issuer must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

22.3 Distribution following termination

(a) The net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated) including income entitlements of Holders and meeting the expenses (including anticipated expenses) of the termination, must be distributed to Holders as follows:

(i) first, to SPS Holders, for each SPS held as at termination an amount equal to the Liquidation Amount; and

(ii) second, the balance (if any) to the Ordinary Unit Holders.

(b) The Issuer may distribute the proceeds of realisation of the Assets in instalments.

22.4 Constitution applies until date of final distribution

Subject to the Corporations Act, the provisions of this Constitution continue to apply from the date of termination until the date of final distribution under clause 22.3.

[24] See Part 5C.9 on winding up.

23 Amendments to this Constitution

23.1 Amendments

(a) Subject to clause 23.1(c), if the Corporations Act allows,[25] this Constitution may be amended:

(i) by Special Resolution;[26] or

(ii) by deed executed by the Issuer.

(b) Subject to clause 23.1(c) and the Corporations Act, the rights attaching to a Class of Units may only be amended or varied by Special Resolution of members of that Class.

(c) Subject to the Corporations Act, each Holder agrees not to exercise their right under clauses 23.1(a)(i) and 23.1(b) or under the Corporations Act to amend or vary:

(i) any right attaching to any Class of Units; or

(ii) any clause of this Constitution,

in a manner which the Ordinary Unit Holders reasonably consider and notify the Issuer may adversely affect its interests or those of Dyno Nobel without the consent of the Ordinary Unit Holders.

(d) Any amendment of this Constitution which amends or has the effect of amending clauses 23.1(b) or 23.1(c) or this clause 23.1(d) constitutes a variation of the rights attached to a Class of Units.

(e) If the Constitution is amended in accordance with this clause 23.1, the Issuer may give effect to the amendments by executing a supplemental deed.

24 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.[27]

[25] See Section 601GC for power to amend the Constitution. The amendment cannot take effect until a copy of the modification is lodged with the ASIC.

[26] The required majority for such a Resolution under section 601GC(1)(a) is 75%.

[27] See section 601JF.

25 Complaints

25.1 Action on receipt of complaints

If a Holder submits to the Issuer a complaint alleging that the Holder has been adversely affected by the Issuer's conduct in its management or administration of the Trust, the Issuer:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Issuer as appropriate to handle complaints;

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

(i) information and an explanation regarding the circumstances giving rise to the complaint;

(ii) an apology; or

(iii) compensation for loss incurred by the Holder as a direct result of the breach (if any); and

(e) must communicate to the complainant in relation to the complaint as soon as practicable and in any event not more than 45 days after receipt by the Issuer of the complaint:

(i) the determination in relation to the complaint;

(ii) the remedies (if any) available to the Holder; and

(iii) information regarding any further avenue for complaint.

25.2 Consideration of complaint

In considering a complaint, the Issuer will take into account such of the following factors as are relevant to the complaint:

(a) the alleged breach of the Corporations Act, this Constitution or breach of trust;

(b) legal advice (if any) it has received in relation to that alleged breach;

(c) the supporting material provided by the Holder in relation to the alleged breach;

(d) any material held by the Issuer in relation to the alleged breach; and

(e) any other relevant information.

25.3 Referral of complaint

The Issuer must consider a complaint by referring it to the Issuer's compliance committee.

26 Credit Rating

26.1 Trust may be rated

The Issuer may arrange to have the Trust or a Class given a credit rating by a Credit Rating Agency.

27 Statutory provisions

27.1 Corporations Act

If:

(a) the Corporations Act requires that this constitution contain certain provisions, or if any ASIC Relief on which the Issuer has determined it wishes to rely or which is expressly applicable to the Trust and the Issuer requires provisions to a certain effect to be contained in this constitution in order for the ASIC Relief to apply (**"Required Provisions"**); or

(b) any part of this Constitution (a **"Required Part"**) is included to comply with the requirements of the Corporations Act, ASX Listing Rules, ASIC or ASX (**"Regulatory Requirement"**) and that Regulatory Requirement ceases or changes,

then, to the extent the Corporations Act allows, the Holders authorise the Issuer to amend the Constitution so that the Required Provisions are included, or the Required Part is deleted or amended to reflect the altered Regulatory Requirement in a deed made for that purpose and, if required, to lodge it with ASIC.

27.2 ASX Listing Rules

While the Trust is admitted to the official list of the ASX, the following applies:

(a) notwithstanding anything contained in this Constitution, if the ASX Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Constitution prevents an act being done that the ASX Listing Rules require to be done;

(c) if the ASX Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the ASX Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is taken to contain that provision;

(e) if the ASX Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is taken not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the ASX Listing Rules, this Constitution is taken not to contain that provision to the extent of the inconsistency.

27.3 Corporations Act and the ASX Listing Rules

(a) Any provision of this Constitution which is expressed to apply subject to the Corporations Act shall only be read as subject to the Corporations Act while the Trust is a registered scheme.

(b) Any provision of this Constitution which is expressed to apply subject to the ASX Listing Rules shall only be read as subject to the ASX Listing Rules while the Units are Officially Quoted.

27.4 This clause prevails

Subject to the Corporations Act and the ASX Listing Rules, the provisions of this clause 27 prevail over other provisions of this Constitution to the extent of any inconsistency.

28 Registers and inspection of records

28.1 Inspection by Holders

Subject to the Corporations Act, the Issuer may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Trust or any of them will be open to the inspection of Holders.

28.2 Right of a Holder to inspect

A Holder (other than the Issuer) does not have the right to inspect any document of the Trust except as provided by law or authorised by the Issuer or by the Holders in general meeting.

28.3 Holding Statements

Subject to the Corporations Act, while the Trust is not admitted to an uncertified trading system, a holding statement may be issued to evidence the holding of Units.

29 Interpretation

29.1 Definitions

In this Constitution these words and phrases have the following meaning unless the contrary intention appears. A term that is capitalised but not defined has the meaning given to it in 20.2 of the SPS Terms.

Application Form: the form so described in clause 6.1.

ASIC: the Australian Securities and Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC Relief: an exemption or declaration granted by ASIC which gives relief from certain requirements of the Corporations Act.

Assets: all the property, rights and income of the Trust, including the rights and benefits under Transaction Documents, but not application money in respect of which Units have not yet been issued, proceeds of redemption which have not yet been paid, or any amount to which a Holder is entitled under clause 9.

Class: a class of Units on issue from time to time.

Closing Date: a closing date for applications for SPS under or in connection with the PDS.

Compliance Committee Member: a member of a compliance committee established by the Issuer in connection with the Trust.

Constitution: this deed.

Credit Rating Agency: any credit rating agency determined by the Issuer and notified to Holders from time to time.

Custody Deed: the custody deed between the Issuer and Trust Company Limited (ACN 004 027 749) in its capacity as custodian of the Assets and the Issuer, dated on or about the date of this Constitution.

Dividend Restriction: the restrictions set out in clause 4 of the SPS Terms.

Dyno Nobel: Dyno Nobel Limited, a company incorporated under the laws of Australia (ABN 44 117 733 463).

Dyno Nobel Services and Indemnity Agreement: the agreement of that name between the Issuer and Dyno Nobel, dated on or about the date of this Constitution.

Dyno Nobel Undertakings: the undertakings given by Dyno Nobel to the Issuer for the benefit of SPS Holders, as set out in Schedule 3 of this Constitution.

Financial Year:

(a) for the first financial year, the period from the establishment of the Trust to the next Financial Year End Date;

(b) for the last financial year, the period from the Financial Year End Date before the date the Trust terminates to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the 12 month period ending on the Financial Year End Date in each year.

Financial Year End Date: 30 June or another Distribution Payment Date nominated by the Issuer as the financial year end date for tax purposes.

GST: has the meaning given to that expression in the GST Act.

GST Act: means the *A New Tax System (Goods and Services Tax) Act 1999.*

Holder: the person Registered as a holder of a Unit (including persons jointly Registered) from time to time.

Initial Period: the period on and from the Issue Date up to but not including the 75th anniversary of the Issue Date.

Initial Period End Date: the period on and from the 75th anniversary of the Issue Date.

Issue Price: the issue price for a Unit described in clause 5.

Issuer: Permanent Investment Management Limited (ABN 45 003 278 831), as responsible entity of the Trust for the time being or any other company which is registered with ASIC as the responsible entity or temporary responsible entity for the Trust under the Corporations Act.

Issuer Undertakings: the undertakings given by the Issuer to Dyno Nobel as set out in Schedule 3 of this Constitution.

Joint Holders: Holders who are jointly registered as the owner of a SPS.

Liabilities: all present liabilities of the Trust including obligations under the Transaction Documents and any provision taken into account in accordance with applicable accounting standards in determining the liabilities of the Trust, but not liabilities:

(a) to applicants for Units, in respect of application money in respect of which Units have not yet been issued; or

(b) to Holders, arising by virtue of any right of Holders in connection with repurchase of their Units or to participate in the distribution of the Assets on winding up of the Trust.

Listed:

(a) in the case of the Trust, the trust being listed on the ASX; and

(b) in the case of SPS, the SPS being Officially Quoted,

and **Listing** has a corresponding meaning.

LLC Agreement: has the meaning given to that term in the SPS Terms.

LLC Preference Share: has the meaning given to that term in the LLC Preference Share Terms.

LLC Preference Share Terms: the terms of the LLC Preference Shares set out in Annex A to the LLC Agreement.

LLC Preference Share Subscription Agreement: the agreement of that name between the Issuer and Dyno Nobel LLC, dated on or about the date of the LLC Agreement.

LLC Preference Shareholder: as defined in LLC Preference Share Terms.

Loan: means the loan arrangements between the Issuer and Dyno Nobel in respect of the Issuer's fees, as set out in the Dyno Nobel Services and Indemnity Agreement.

Minimum Holding: the amount from time to time determined by the Issuer pursuant to clause 6.4.

Officially Quoted: quotation on the official list of the ASX, including when quotation is suspended for a continuous period of not more than 60 days.

OMA or **Offer Management Agreement:** the Offer Management Agreement between the Issuer, Dyno Nobel and Macquarie Equity Capital Markets Limited (ACN 001 374 572), dated on or about the date of this Constitution.

Ordinary Unit: a Unit with undivided share in the beneficial interest in the Trust having the rights, obligations and restrictions set out in the Ordinary Unit Terms.

Ordinary Unit Holder: Dyno Nobel, or such other person Registered as a holder of an Ordinary Unit.

Ordinary Unit Terms: the terms of issue of the Ordinary Units as set out in the body of this Constitution and in Schedule 2 to this Constitution.

PDS: the product disclosure statement under Part 7.9 of the Corporations Act pursuant to which SPS are offered for subscription.

Register: the register, including any branch register, of Holders, established by or on behalf of the Issuer under the Corporations Act.

Registered: recorded in the Register.

Registration: recording in the Register.

Required Majority: except where the body of this Constitution, the SPS Terms, the law or the ASX Listing Rules provide otherwise, a simple majority.

Resolution:

(a) a resolution passed at a meeting of Holders (or at a meeting of a Class of Holders):

(i) on a show of hands, by the Required Majority of Holders (or Holders of the Class) present in person or by proxy and voting on the show of hands; or

(ii) on a poll, by the Required Majority of votes cast by Holders (or Holders of the Class) present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Holders holding the Required Majority of the Units (or Holders of the Class).[28]

Responsible Entity Services and Indemnity Agreement: the agreement of that name between the Issuer (in its personal capacity) and Dyno Nobel, dated on or about the date of this Constitution.

Restriction Agreement: an agreement which is required to be concluded under Chapter 9 of the ASX Listing Rules or is voluntarily concluded between the Issuer and one or more Holders.

Special Resolution: a Resolution where the required majority is 75%.

SPS: the Dyno Nobel SPS, as defined in the SPS Terms.

SPS Holder: the person Registered as holder of a SPS (including persons jointly Registered).

SPS Terms: the terms of issue of the SPS set out in Schedule 1 to this Constitution (with the Initial Margin completed as set out in the PDS), as those terms may from time to time be varied in accordance with those terms of issue or this Constitution.

Tax: all kinds of taxes (except GST), duties, imposts, deductions and charges imposed by a government, together with interest and penalties.

Transaction Documents: this Constitution, the Custody Deed, the Dyno Nobel Services and Indemnity Agreement, the Offer Management Agreement, the LLC Preference Share Subscription Agreement and the LLC Agreement.

Trust: the Dyno Nobel SPS Trust, established under this Trust Constitution.

---

28 Circumstances where a special resolution is required include a vote on amendments to this Constitution if necessary (see section 601GC(1)(a)). For voting on winding up by Members and choosing a new responsible entity see sections 601FL and 601NB.

Trust Income: for a period, the amount determined under clause 9.2 for the period.

Undertakings: the Issuer Undertakings and Dyno Nobel Undertakings as set out in Schedule 3 of this Constitution.

Underwriting Liabilities: any amount which the Issuer is or may become liable to pay to an underwriter, lead manager or any other person in respect of or arising out of the OMA of any underwriting agreement for SPS, including amounts payable under indemnity or reimbursement provisions in the OMA or underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Issuer of its obligations, representations or warranties under the OMA or any such underwriting agreement, but excluding underwriting fees, handling fees, and underwriting costs and expenses.

Unit: an undivided share in the beneficial interest in the Trust as provided in this Constitution, being either an Ordinary Unit or a SPS.

User Pays Fees: any cost incurred in relation to:

(a) an entitlement to a payment or a payment to or from the Trust in respect of a Holder; or

(b) any action or failure to act, requested by a Holder,

which the Issuer considers should be borne by that Holder.

29.2 Interpretation

Unless the contrary intention appears, in this Constitution:

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) the cover page, contents, headings (except in so far as they are used as a means of cross reference), footnotes, marginal notes and finding lists are for convenience only and do not affect interpretation of this Constitution;

(h) a reference to a year (other than a Financial Year) or month means a calendar year or calendar month respectively;

(i) a reference to dollars or $ is a reference to the currency of Australia;

(j) a reference to this Constitution (including the SPS Terms and the Ordinary Unit Terms) or any other document is a reference to the document as amended and includes any schedules and recitals to the document.

29.3 Other documents

A document does not become part of this Constitution by reason only of that document referring to this Constitution or vice versa, or any electronic link between them.

29.4 Constitution legally binding[29]

This Constitution binds the Issuer, Dyno Nobel and each present and future Holder and any person claiming through any of them in accordance with its terms as if each of them had been a party to this Constitution.

29.5 Constitution and SPS Terms

On and from the Issue Date:

(a) the SPS Terms and the Undertakings apply and the Constitution is to be read subject to the SPS Terms and the Undertakings; and

(b) subject to clause 27, to the extent of any inconsistency, the SPS Terms and the Undertakings prevail over all other provisions of this Constitution.

29.6 Notices and exercise of rights by Dyno Nobel

Where in this Constitution Dyno Nobel is permitted to give any notice, make any determination or exercise any right for the purposes of this Constitution it may do so in its absolute discretion and in so doing is entitled to act exclusively in its own interests.

29.7 Severance

If all or part of any provision contained in this Constitution is void or invalid or would otherwise result in all or part of this Constitution being void or invalid for any reason, then such part is to be severed from this Constitution without affecting the validity or operation of any other provision of this Constitution.

29.8 Governing law

This Constitution is governed by the law in force in Victoria.

[29] Refer Section 601GB.

29.9 Other obligations excluded

Except as required by the Corporations Act all obligations of the Issuer which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Issuer in its capacity as responsible entity of the Trust arising under any statute.

29.10 Corporations Act compliance

A provision of this Constitution which is inconsistent with a provision of the Corporations Act does not operate to the extent of the inconsistency.

29.11 Dyno Nobel Undertakings

Dyno Nobel gives the Dyno Nobel Undertakings in Schedule 3 in favour of the Issuer.

EXECUTED as a deed

Schedule 1 - SPS Terms

A

1 Face Value

Each Dyno Nobel SPS will be issued with a face value of $100 ("Face Value"). Each Dyno Nobel SPS must be paid for in full on application.

2 Form and ranking

2.1 Form

Each Dyno Nobel SPS is a unit in the Trust conferring an undivided share in the beneficial interest in the assets of the Trust. A Dyno Nobel SPS is able to be Repurchased for cash and is exchangeable into Ordinary Shares or a Preference Share according to these Dyno Nobel SPS Terms. Dyno Nobel SPS do not represent securities of Dyno Nobel, are not guaranteed by Dyno Nobel and (without limiting clause 12.5 ("Failure to perform obligations")) a Holder has no claim on Dyno Nobel for payment of any amount of Distribution, Face Value, Repurchase Amount, Liquidation Amount or other amount in respect of the Dyno Nobel SPS.

Dyno Nobel SPS are issued according to the Trust Constitution of which these Dyno Nobel SPS Terms form part.

2.2 Entries in the Register

Dyno Nobel SPS are taken to be issued when they are entered in the Register.

2.3 No certificates

No certificates will be issued in respect of any Dyno Nobel SPS unless the Issuer determines that certificates should be available or they are required by any applicable law.

2.4 Ranking

Subject to the Trust Constitution, each Dyno Nobel SPS ranks:

(a) equally with all other Dyno Nobel SPS in all respects;

(b) senior to the Ordinary Unit in respect of distributions and payments in a winding up of the Trust; and

(c) subordinate to all creditors of the Trust in respect of distributions and payments in a winding up of the Trust.

3 Distributions

3.1 Distributions

Subject to these Dyno Nobel SPS Terms, each Dyno Nobel SPS entitles the Holder on a Record Date to receive on the relevant Distribution Payment Date a distribution of the Trust Income for the Distribution Period ending on that Distribution Payment Date ("**Distribution**") calculated according to the following formula:

$$\text{Distribution} = \frac{\text{Distribution Rate} \times \$100 \times D}{365}$$

where:

Distribution Rate (expressed as a percentage per annum) is calculated according to the following formula:

Distribution Rate = Market Rate + Margin

where:

Market Rate (expressed as a percentage per annum) means, for a Distribution Period, the average mid-rate for bills having a term of 180 days which average rate is displayed on Bloomberg page AFRS 2 (or any page which replaces that page) on the first Business Day of that Distribution Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Melbourne time) on that date, the rate specified in good faith by Dyno Nobel at or around that time on that date having regard, to the extent possible, to:

(a) the rates otherwise bid and offered for bills having a term of 180 days or for funds of that tenor displayed on Bloomberg page AFRS 2 (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills having a term of 180 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Margin (expressed as a percentage per annum) means:

(a) for a Distribution Period commencing before the First Remarketing Date, the Initial Margin; and

(b) for a Distribution Period commencing on or after the First Remarketing Date, the Remarketing Margin which applies from the last Remarketing Date occurring on or before the start of the Distribution Period;

Initial Margin means the margin determined under the Bookbuild;

Remarketing Margin (expressed as a percentage per annum) means the margin determined in accordance with clause 5.3 ("Result of Remarketing"), clause 5.5 ("Step-up Margin to apply") or clause 6.4 ("Result of New Credit Rating Remarketing") (as the case may be); and

D means in respect of:

(a) the first Distribution Payment Date, the number of days from (and including) the Issue Date to (and including) the first Distribution Payment Date; and

(b) each subsequent Distribution Payment Date, the number of days from (but excluding) the preceding Distribution Payment Date to (and including) that Distribution Payment Date.

3.2 Distribution Payment Dates

The Distribution Payment Dates are:

(a) each 30 June and 31 December, commencing on 31 December 2007, which falls before the date on which the Dyno Nobel SPS are Repurchased or exchanged into Ordinary Shares or Preference Shares in accordance with these Dyno Nobel SPS Terms (but does not include that date); and

A

(b) a Realisation Date (not being a 30 June or 31 December), where Dyno Nobel SPS are Repurchased or Exchanged for Ordinary Shares on that date and the Issuer has determined under clause 8 ("Repurchase") or clause 10 ("Exchange") to pay a Cash Distribution on that date,

(each a "**Distribution Payment Date**").

If a Distribution Payment Date is a day which is not a Business Day, then that day remains the Distribution Payment Date and the Distribution scheduled to be paid on that day will be paid on the next day which is a Business Day without any adjustment of the amount of the Distribution or any other payment in respect of the delay in payment.

3.3 Conditions to payment of Distributions

The payment of a Distribution is subject to:

(a) the Issuer exercising its discretion to pay that Distribution; and

(b) the Trust having sufficient Trust Income (after paying or providing for all liabilities of the Trust) during the relevant Distribution Period.

3.4 Distributions are non-cumulative

Distributions are non-cumulative. If all or any part of a Distribution is not paid (an "**Unpaid Distribution**") on the relevant Distribution Payment Date because of the restrictions in clause 3.3 ("Conditions to payment of Distributions"), the Issuer has no liability to pay the Unpaid Distribution and, notwithstanding the ability of the Issuer to make an Optional Distribution in accordance with clause 3.5 ("Optional Distributions") below, no Holder has any claim in respect of such Unpaid Distribution. No interest accrues on any Unpaid Distribution or Optional Distribution and no Holder has any claim or entitlement in respect of interest on any Unpaid Distribution or Optional Distribution.

3.5 Optional Distributions

Without limiting clause 3.3 ("Conditions to payment of Distributions") or clause 3.4 ("Distributions are non-cumulative"):

(a) the Issuer may, in its absolute discretion, elect at any time to pay to Holders an optional distribution in an amount equal (either alone or in combination with an amount paid under clause 3.5(b) ("Optional Distributions")) to the unpaid amount of the scheduled Distributions for a period of 12 months immediately preceding (but including) the payment date of the optional distribution (an "Optional Distribution"); and

(b) under the terms of the Trust Constitution, Dyno Nobel may, in its absolute discretion, elect at any time to pay to Holders an amount equal (either alone or in combination with an amount paid under clause 3.5(a) ("Optional Distributions")) to an Optional Distribution.

4 Restrictions in the case of non-payment

If any of the following is the case:

(a) a Distribution has not been paid in full for any reason within 5 Business Days of the relevant Distribution Payment Date; or

(b) on a Realisation Date, for any reason the Repurchase Amount has not been paid in full, Ordinary Shares have not been issued or Preference Shares have not been issued, in each case as required in accordance with these Dyno Nobel SPS Terms,

Dyno Nobel must not:

(c) declare or otherwise determine to pay, or pay, a dividend or make any distribution on any class of its share capital; or

(d) redeem, reduce, cancel, buy-back or acquire for any consideration any share capital of Dyno Nobel,

unless:

- (i) where a Distribution has not been paid in full within 5 Business Days of a Distribution Payment Date, since that date the Issuer or Dyno Nobel (or a combination of the Issuer and Dyno Nobel) has paid to Holders in full:
  - (A) an Optional Distribution (or an amount equal to an Optional Distribution); or
  - (B) consecutive scheduled Distributions in respect of a period of 12 months;
- (ii) all Dyno Nobel SPS have been Repurchased or exchanged for Ordinary Shares or Preference Shares in accordance with these Dyno Nobel SPS Terms; or
- (iii) such action has been approved by a Special Resolution of Holders,

provided that nothing in this clause 4 ("Restrictions in the case of non-payment") will be taken to prevent a payment by way of pro rata payments to Holders and the holders of any security of Dyno Nobel which ranks in respect of dividends (in the case of a dividend) or return of capital in a winding up (in the case of any other payment) equally with the Preference Shares (or would rank equally in the relevant respect with the Preference Shares if those Preference Shares were issued).

5 Remarketing provisions

5.1 Notification of Remarketing

The Issuer may, no earlier than six months and not later than 55 Business Days prior to the next Remarketing Date, issue an invitation (a "**Remarketing Invitation**") to Holders that will propose:

(a) a range of possible Margins to apply following a Successful Remarketing; and

(b) the timing of the next Remarketing Date (which must coincide with a Distribution Payment Date),

and will include the other terms of the Dyno Nobel SPS, if any, that will be adjusted, and any new terms that will be added with effect from the Remarketing Date following a Successful Remarketing. The Issuer may request to adjust any terms of the Dyno Nobel SPS, including without limitation:

(i) the Market Rate;

(ii) the Margin;

(iii) the Step-up;

(iv) the Exchange Discount;

(v) the percentage used to calculate the Repurchase Amount in clause 8.2(a) ("Repurchase Amount");

(vi) the frequency and timing of Distribution Periods;

(vii) the frequency and timing of Distribution Payment Dates; and

(viii) the notice periods required under these Dyno Nobel SPS Terms.

5.2 Holder participation in Remarketing

Each Holder may, within 20 Business Days of the issue of a Remarketing Invitation or such longer time period (ending not less than 35 Business Days before the Remarketing Date) which the Issuer nominates, give one of the following types of written notice to the Issuer:

(a) a "**Step-up Notice**" indicating that they do not wish to continue to hold Dyno Nobel SPS unless the Step-up Margin applies with effect from the Remarketing Date;

(b) a "**Bid Notice**" indicating that they do not wish to continue to hold Dyno Nobel SPS unless the Remarketing Margin to apply with effect from a Remarketing Date on a Successful Remarketing is at least equal to a rate specified by the Holder (which must be within the range proposed in the Remarketing Invitation); or

(c) a "**Hold Notice**" indicating that they wish to continue to hold Dyno Nobel SPS irrespective of the Margin which applies with effect from the Remarketing Date.

If the Issuer does not receive a response from a Holder within 20 Business Days, or the longer time period nominated by the Issuer, the Holder is deemed to have given a Hold Notice (a "**Deemed Hold Notice**").

5.3 Result of Remarketing

(a) If the Issuer issues a Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing"), the Issuer:

(i) subject to clause 5.3(b) ("Result of Remarketing"):

(A) may set a Remarketing Margin within the range specified in the Remarketing Invitation which, together with the other terms referred to in clause 5.1 ("Notification of Remarketing") (if any), will apply with effect from the Remarketing Date; and

(B) if it does so, Dyno Nobel must give a Dyno Nobel Realisation Notice in respect of Dyno Nobel SPS held by Exiting Holders in accordance with clause 7.4(c) ("Realisation by Dyno Nobel"); or

(ii) may elect not to set a Remarketing Margin, in which case Dyno Nobel may or may not give a Dyno Nobel Realisation Notice to Holders in accordance with clause 7.4(b) ("Realisation by Dyno Nobel").

(b) The Issuer may only set a Remarketing Margin under this clause 5.3 ("Result of Remarketing") where Holders have given:

(i) Hold Notices under clause 5.2(c) ("Holder participation in Remarketing") (and for the purposes of this clause 5.3(b)(i) ("Result of Remarketing"), a Deemed Hold Notice must not be counted); or

(ii) Bid Notices under clause 5.2(b) ("Holder participation in Remarketing") containing a margin less than or equal to the Remarketing Margin,

and notices under (i) and (ii) were cumulatively received in respect of at least 25% of Dyno Nobel SPS on issue at the time the Remarketing Invitation was issued.

5.4 Remarketing results notices

The Issuer must make an election to set, or not to set, a Remarketing Margin together with the other terms under clause 5.3(a) ("Result of Remarketing") and notify Holders of that election no later than 25 Business Days before the Remarketing Date.

5.5 Step-up Margin to apply

If:

(a) the Issuer does not issue a Remarketing Invitation within the period prescribed by clause 5.1 ("Notification of Remarketing") and Dyno Nobel does not issue a Dyno Nobel Realisation Notice within the period prescribed by clause 7.4(a) ("Realisation by Dyno Nobel");

(b) a Remarketing is an Unsuccessful Remarketing but Dyno Nobel does not issue a Dyno Nobel Realisation Notice within the period prescribed by clause 7.4(b) ("Realisation by Dyno Nobel"); or

(c) a Remarketing is a Successful Remarketing but the Issuer elects not to set a Remarketing Margin,

and the Step-up Margin has not already applied by operation of this clause 5.5 ("Step-up Margin to apply"), the Step-up Margin will apply with effect from the Remarketing Date to any Dyno Nobel SPS which remain on issue and no other terms will be adjusted or added. The Step-up Margin will cease to apply if, following a Successful Remarketing of the Dyno Nobel SPS which remain on issue, a Remarketing Margin is set unless (and until) this clause 5.5 ("Step-up Margin to apply") next operates.

A

5.6 Remarketing determined by Dyno Nobel

If Dyno Nobel or Dyno Nobel LLC resolves to require the Issuer to:

(a) give a Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing");

(b) propose specific terms for adjustment in a Remarketing Invitation; or

(c) set, or determine not to set, a Remarketing Margin,

and Dyno Nobel or Dyno Nobel LLC:

(i) notifies the Issuer of that resolution; and

(ii) has given a notice in corresponding terms to the Issuer under the LLC Preference Share Terms,

then the Issuer must give the Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing"), propose the specific terms for adjustment or addition or set, or determine not to set, a Remarketing Margin accordingly.

The Issuer must not otherwise give a Remarketing Invitation or set, or determine not to set, a Remarketing Margin and must not give a Remarketing Invitation specifying terms for adjustment or to be added contrary to a notice received in accordance with this clause 5.6 ("Remarketing determined by Dyno Nobel") in each case except as provided in clause 6 ("New Credit Rating Remarketing provisions").

6 New Credit Rating Remarketing provisions

6.1 Notification of New Credit Rating Remarketing

If a New Credit Rating Event occurs, the Issuer may set a New Credit Rating Remarketing Date in accordance with clause 6.2 ("New Credit Rating Remarketing Dates") and, if it does so, may issue a Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing").

A Remarketing Invitation issued in accordance with this clause 6.1 ("Notification of New Credit Rating Remarketing") may propose a range of possible Margins and the timing for the New Credit Rating Remarketing Date and to add new terms and to adjust any terms of the Dyno Nobel SPS which may be adjusted under clause 5.1 ("Notification of Remarketing"), except that the minimum of any range of possible Margins proposed to apply from the New Credit Rating Remarketing Date must be at least equal to the Margin applying immediately prior to the New Credit Rating Remarketing Date.

6.2 New Credit Rating Remarketing Dates

If a New Credit Rating Event occurs, the Issuer may set a New Credit Rating Remarketing Date by notice to the Holders no earlier than six months and not later than 55 Business Days prior to the New Credit Rating Remarketing Date (which notice, for the avoidance of doubt, may be given together with the notice given under clause 6.1 ("Notification of New Credit Rating Remarketing")).

A New Credit Rating Remarketing Date:

(a) may only be set so as to occur on a Distribution Payment Date;

(b) may not be set so as to occur on a date which is a Periodic Remarketing Date; and

(c) may only be set once.

6.3 Holder participation in New Credit Rating Remarketing

Each Holder may, within 20 Business Days of the issue of a Remarketing Invitation in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing") or such longer time period (ending not less than 35 Business Days before the New Credit Rating Remarketing Date) which the Issuer nominates, give one of the following types of written notice to the Issuer:

(a) a "**Bid Notice**" indicating that they do not wish to continue to hold Dyno Nobel SPS unless the Remarketing Margin to apply with effect from a New Credit Rating Remarketing Date on a Successful New Credit Rating Remarketing is at least equal to a rate specified by the Holder (which must be within the range proposed in the Remarketing Invitation); or

(b) a "**Hold Notice**" indicating that they wish to continue to hold Dyno Nobel SPS irrespective of the Margin which applies with effect from the New Credit Rating Remarketing Date.

If the Issuer does not receive a response from a Holder within 20 Business Days, or the longer time period nominated by the Issuer, the Holder is deemed to have given a Hold Notice (a "**Deemed Hold Notice**").

6.4 Result of New Credit Rating Remarketing

(a) If the Issuer issues a Remarketing Invitation in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing"), then the Issuer:

(i) subject to clause 6.4(b) ("Result of New Credit Rating Remarketing"):

(A) may set a Remarketing Margin within the range specified in the Remarketing Invitation which, together with the other terms referred to in clause 5.1 ("Notification of Remarketing") (if any), will apply with effect from the New Credit Rating Remarketing Date; and

(B) if it does so, must give a Dyno Nobel Resale Notice in respect of Dyno Nobel SPS held by Exiting Holders in accordance with clause 6.6 ("Dyno Nobel Resale Notice"); or

(ii) may elect not to set new terms.

(b) The Issuer may only elect to set new terms under this clause 6.4 ("Result of New Credit Rating Remarketing") where:

(i) Holders have given:

(A) Hold Notices under clause 6.3(b) ("Holder participation in New Credit Rating Remarketing") (and for the purposes of this clause 6.4(b)(i)(A) ("Result of New Credit Rating Remarketing"), a Deemed Hold Notice must not be counted); or

(B) Bid Notices under clause 6.4(a) ("Result of New Credit Rating Remarketing") containing a margin less than or equal to the Remarketing Margin; and

(ii) the Issuer has procured third party purchasers for all Dyno Nobel SPS held by Exiting Holders in accordance with the Dyno Nobel Resale Notice to be given in accordance with clause 6.6 ("Dyno Nobel Resale Notice"),

and notices under (i)(A) and (i)(B) were cumulatively received in respect of at least 25% of Dyno Nobel SPS on issue at the time the Remarketing Invitation was issued.

(c) If the Issuer elects not to adjust the terms of the Dyno Nobel SPS, the Margin applying immediately prior to the New Credit Rating Remarketing Date will continue to apply and no other terms of the Dyno Nobel SPS will be adjusted.

6.5 New Credit Rating Remarketing results notices

The Issuer must make an election to set, or not to set, a Remarketing Margin together with the other terms under clause 6.4(a) ("Result of New Credit Rating Remarketing") and notify Holders of that election no later than 25 Business Days before the New Credit Rating Remarketing Date.

6.6 Dyno Nobel Resale Notice

Where clause 6.4(a)(i) ("Result of New Credit Rating Remarketing") applies, Dyno Nobel must give a notice (a **"Dyno Nobel Resale Notice"**) which states that it will Resell the Dyno Nobel SPS held by Exiting Holders in accordance with clause 9 ("Resale") on the New Credit Rating Remarketing Date and remit to the Holder on the New Credit Rating Remarketing Date an amount at least equal to the amount which would have been the Repurchase Amount for those Dyno Nobel SPS (determined as if Dyno Nobel SPS were being Repurchased on that Realisation Date).

A Dyno Nobel Resale Notice is irrevocable.

6.7 New Credit Rating Remarketing determined by Dyno Nobel

If Dyno Nobel or Dyno Nobel LLC resolves to require the Issuer to:

(a) give a Remarketing Invitation in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing");

(b) propose specific terms for adjustment in a Remarketing Invitation given in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing");

(c) set a New Credit Rating Remarketing Date; or

(d) set, or determine not to set, a Remarketing Margin,

and Dyno Nobel or Dyno Nobel LLC:

(i) notifies the Issuer of that resolution; and

(ii) has given a notice in corresponding terms to the Issuer under the LLC Preference Share Terms,

then the Issuer must give the Remarketing Invitation, propose the specific terms for adjustment or addition, set a New Credit Rating Remarketing Date or set, or determine not to set, a Remarketing Margin accordingly.

The Issuer must not otherwise give a Remarketing Invitation as a result of a New Credit Rating Event in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing"), set a New Credit Rating Remarketing Date or set, or determine not to set, a Remarketing Margin as a result of a New Credit Rating Event and must not give a Remarketing Invitation as a result of a New Credit Rating Event specifying terms for adjustment or to be added contrary to a notice received in accordance with this clause 6.7 ("New Credit Rating Remarketing determined by Dyno Nobel").

7 Realisation

7.1 Realisation by the Holder on Change of Control Event

(a) Dyno Nobel must notify Holders as soon as practicable after becoming aware of the occurrence of a Change of Control Event (a **"Change of Control Notice"**).

(b) A Holder may require Dyno Nobel to Realise all (but not some only) of its Dyno Nobel SPS by giving to Dyno Nobel a Holder Realisation Notice in accordance with clause 7.2 ("Holder Realisation Notices") within 15 Business Days of a Change of Control Notice being given in accordance with clause 7.1(a) ("Realisation by the Holder on Change of Control Event").

(c) A Holder may give a Holder Realisation Notice following a Change of Control Event notwithstanding Dyno Nobel's failure to give a Change of Control Notice in accordance with clause 7.1(a) ("Realisation by the Holder on Change of Control Event").

7.2 Holder Realisation Notices

A Holder Realisation Notice must:

(a) specify the Dyno Nobel SPS to which it relates; and

(b) be accompanied by evidence reasonably satisfactory to Dyno Nobel of the Holder's title to the relevant Dyno Nobel SPS.

A form of Holder Realisation Notice which may be used by Holders must be made available by the Issuer upon request.

A

Once a Holder has given a Holder Realisation Notice, that Holder must not deal with, transfer, dispose or otherwise encumber the Dyno Nobel SPS the subject of the Holder Realisation Notice.

A Holder Realisation Notice is irrevocable.

7.3 Dyno Nobel response to Holder Realisation Notices

Dyno Nobel must promptly upon receipt of a Holder Realisation Notice (and in any event within 10 Business Days) specify by notice to the Holder (a "**Holder Realisation Response**"):

(a) the Realisation Date (which must be the date determined in accordance with clause 7.6 ("Realisation Date"));

(b) which Realisation Method (or combination of Realisation Methods) will apply to the Realisation of the Dyno Nobel SPS the subject of the Holder Realisation Notice; and

(c) where the Realisation Method applicable is Repurchase or Exchange for Ordinary Shares, whether the Issuer or Dyno Nobel will pay a Cash Distribution on the Realisation Date and the amount of that Cash Distribution.

A Holder Realisation Response is irrevocable.

7.4 Realisation by Dyno Nobel

Dyno Nobel may elect to Realise Dyno Nobel SPS (and, where clause 7.4(c) ("Realisation by Dyno Nobel") applies, must Realise Dyno Nobel SPS) by giving a Dyno Nobel Realisation Notice to Holders in accordance with clause 7.5 ("Dyno Nobel Realisation Notices"):

(a) in respect of all (but not some only) Dyno Nobel SPS, no earlier than six months and not later than 25 Business Days before a Periodic Remarketing Date;

(b) in respect of all (but not some only) Dyno Nobel SPS, no later than 25 Business Days before the Periodic Remarketing Date to which an Unsuccessful Remarketing relates;

(c) in respect of that number of Dyno Nobel SPS held by Exiting Holders, no later than 25 Business Days before the Periodic Remarketing Date to which a Successful Remarketing relates;

(d) in respect of all (but not some only) Dyno Nobel SPS, no later than 25 Business Days before a Distribution Payment Date if the Step-up Margin applies;

(e) in respect of all (but not some only) Dyno Nobel SPS, no later than 20 Business Days after the occurrence of an Acquisition Event;

(f) in respect of all (but not some only) Dyno Nobel SPS, no later than 20 Business Days after the occurrence of a RE Removal Event or a Trust Winding Up Event;

(g) in respect of all (but not some only) Dyno Nobel SPS, at any time after the occurrence of a Tax Event, a Regulatory Event or an Accounting Event; or

(h) in respect of all (but not some only) Dyno Nobel SPS, at any time if the aggregate Face Value of Dyno Nobel SPS on issue is less than A$50 million.

7.5 Dyno Nobel Realisation Notices

A Dyno Nobel Realisation Notice must specify:

(a) the Realisation Date (which must be the date determined in accordance with clause 7.6 ("Realisation Date")); and

(b) which Realisation Method (or combination of methods) will apply to the Realisation of the Dyno Nobel SPS the subject of the Dyno Nobel Realisation Notice; and

(c) where the Realisation Method applicable is Repurchase or Exchange for Ordinary Shares, whether the Issuer or Dyno Nobel will pay a Cash Distribution on the Realisation Date and the amount of that Cash Distribution.

A Dyno Nobel Realisation Notice is irrevocable. If a Dyno Nobel Realisation Notice specifies that a combination of Realisation Methods applies, Dyno Nobel must apply the combination of methods to the Dyno Nobel SPS of each Holder on an approximately proportionate basis but may adjust to take account of the effect on marketable parcels and other logistical considerations.

7.6 Realisation Date

The Realisation Date is, for Repurchase in accordance with clause 8 ("Repurchase"), Resale in accordance with clause 9 ("Resale") and Exchange in accordance with clause 10 ("Exchange"):

(a) in connection with a Holder Realisation Notice given in accordance with clause 7.2 ("Holder Realisation Notices"), 50 Business Days after the date of the Change of Control Notice;

(b) in connection with a Dyno Nobel Realisation Notice given in accordance with clause 7.4(a) ("Realisation by Dyno Nobel"), clause 7.4(b) ("Realisation by Dyno Nobel"), clause 7.4(c) ("Realisation by Dyno Nobel") or clause 7.4(d) ("Realisation by Dyno Nobel"), the next Distribution Payment Date immediately following the date of the Dyno Nobel Realisation Notice; or

(c) otherwise, 25 Business Days after the date of the Dyno Nobel Realisation Notice.

7.7 Multiple Realisation notices

Dyno Nobel is not prevented from giving a Dyno Nobel Realisation Notice merely because a Holder has given a Holder Realisation Notice. The Dyno Nobel Realisation Notice will prevail to the extent of any inconsistency between a Dyno Nobel Realisation Notice and a Holder Realisation Notice.

8 Repurchase

8.1 Meaning of Repurchase

If Dyno Nobel SPS are to be Repurchased, on the Realisation Date:

(a) Dyno Nobel must pay to the Holder the Repurchase Amount in respect of each Dyno Nobel SPS which is to be Repurchased;

(b) the Dyno Nobel SPS to be repurchased are transferred to Dyno Nobel in accordance with clause 12 ("Repurchase, Exchange, Preference Share Exchange and resale common provisions") ((a) and (b) together "**Repurchase**"); and

(c) if the Issuer or Dyno Nobel (in its discretion) determines to pay an amount by way of cash distribution on the Realisation Date (which amount in respect of a Dyno Nobel SPS must not exceed the difference between the Base Repurchase Amount and the Face Value ("**Cash Distribution**")), the Issuer or Dyno Nobel (as the case may be) must pay the Cash Distribution.

8.2 Repurchase Amount

The Repurchase Amount for a Dyno Nobel SPS is:

(a) if the Dyno Nobel SPS are being Repurchased under this clause 8 ("Repurchase") as a result of a Change of Control Event or an Acquisition Event, the aggregate of:

(i) an amount equal to the Face Value multiplied by 115%;

(ii) an amount equal to the unpaid amount (if any) of the scheduled Distributions for a period of 12 months immediately preceding (but including) the Realisation Date (the "**Unpaid 12 Month Distribution Amount**"); and

(iii) an amount determined by applying the formula in clause 3.1 ("Distributions") together with associated definitions as if the Realisation Date were a Distribution Payment Date (the "**Realisation Date Distribution Amount**"); or

(b) otherwise, the aggregate of:

(i) the Face Value;

(ii) the Unpaid 12 Month Distribution Amount; and

(iii) the Realisation Date Distribution Amount,

((a) or (b), as applicable, being the "**Base Repurchase Amount**"), in each case less the amount of any Cash Distribution paid to the Holder in respect of the Dyno Nobel SPS on the Realisation Date.

8.3 Holder deemed to agree to Repurchase

Each Holder, by subscription for or acquisition of Dyno Nobel SPS, is taken to have agreed to the Repurchase of the Dyno Nobel SPS in accordance with these Dyno Nobel SPS Terms notwithstanding that the Holder has not requested Repurchase.

9 Resale

9.1 Meaning of Resale

If Dyno Nobel SPS are to be resold, Dyno Nobel must sell or procure the sale of Dyno Nobel SPS to be resold on that Realisation Date to a third party for an amount which, when taken together with any amount the Issuer or Dyno Nobel pays to the Holder on that date is at least equal to the amount which would have been the Repurchase Amount for those Dyno Nobel SPS (determined as if Dyno Nobel SPS were being Repurchased on that Realisation Date) and remit that amount to the Holder on that Realisation Date ("**Resale**").

9.2 Failure to Resell

If Dyno Nobel elects to Resell and, having used its best endeavours to Resell, all relevant Dyno Nobel SPS are not Resold on or before the Realisation Date, the remaining Dyno Nobel SPS must be Repurchased in accordance with clause 8 ("Repurchase") or, subject to clause 9.3 ("Deferral of Realisation Date"), at Dyno Nobel's election, Exchanged for Ordinary Shares in accordance with clause 10 ("Exchange") on the Realisation Date. In this case, the Holder Realisation Response or the Dyno Nobel Realisation Notice (as the case may be) will be taken to be such a notice stating Dyno Nobel will Repurchase in accordance with clause 8 ("Repurchase") or Exchange for Ordinary Shares in accordance with clause 10 ("Exchange") (as the case may be) on the Realisation Date.

9.3 Deferral of Realisation Date

If Dyno Nobel elects to Exchange Dyno Nobel SPS for Ordinary Shares in accordance with clause 9.2 ("Failure to Resell"):

(a) the Realisation Date for that Exchange will be the date falling 25 Business Days after the date which would have been the Realisation Date if the Dyno Nobel SPS had been Resold; and

(b) Dyno Nobel must notify Holders of that election no later than 25 Business Days before the Realisation Date for that Exchange.

9.4 Holder agreement to Resale

If Dyno Nobel elects to procure Resale under this clause 9 ("Resale"), each Holder whose Dyno Nobel SPS are being Resold is irrevocably taken to offer to sell the relevant Dyno Nobel SPS to the relevant third party.

10 Exchange

10.1 Meaning of Exchange

If Dyno Nobel SPS are to be Exchanged, on the Realisation Date:

(a) Dyno Nobel must issue the Exchange Number of Ordinary Shares to the Holder;

A

(b) the Dyno Nobel SPS to be Exchanged are transferred to Dyno Nobel in accordance with clause 12 ("Repurchase, Exchange, Preference Share Exchange and Resale common provisions") ((a) and (b) together "**Exchange**"); and

(c) if the Issuer or Dyno Nobel (in its discretion) determines to pay an amount by way of Cash Distribution on the Realisation Date, the Issuer or Dyno Nobel (as the case may be) must pay the Cash Distribution.

10.2 Ordinary Share Issue Price

Each Ordinary Share issued under this clause 10 ("Exchange") will be issued fully paid at an issue price equal to the Ordinary Share Issue Price determined in accordance with clause 10.3 ("Number of Ordinary Shares").

10.3 Number of Ordinary Shares

On the Realisation Date in respect of each Dyno Nobel SPS which is Exchanged for Ordinary Shares under this clause 10 ("Exchange"), the number of Ordinary Shares to be issued for each such Dyno Nobel SPS ("**Exchange Number**") is calculated according to the following formula:

$$\text{Exchange Number} = \frac{\text{Repurchase Amount}}{\text{Ordinary Share Issue Price}}$$

where:

Repurchase Amount:

(a) if the Dyno Nobel SPS are being Exchanged as a result of a Change of Control Event or an Acquisition Event, the Base Repurchase Amount calculated in accordance with clause 8.2(a) ("Repurchase Amount"); or

(b) otherwise, the Base Repurchase Amount calculated in accordance with clause 8.2(b) ("Repurchase Amount"),

in each case less any Cash Distribution paid to the Holder in respect of the Dyno Nobel SPS on the Realisation Date;

Ordinary Share Issue Price = VWAP x (1–Exchange Discount);

VWAP (expressed as a dollar value) means VWAP during the VWAP Period;

Exchange Discount means 0.025; and

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding (but excluding) the relevant Realisation Date.

10.4 Fractions of Ordinary Shares to be disregarded

If the total number of Ordinary Shares to be issued to a Holder on a Realisation Date in respect of their aggregate holding of Dyno Nobel SPS being Exchanged under this clause 10 ("Exchange") includes a fraction of an Ordinary Share, that fraction will be disregarded.

10.5 Adjustments to VWAP

For the purposes of calculating VWAP for the purposes of clause 10.3 ("Number of Ordinary Shares"):

(a) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the issue of Ordinary Shares will occur after that date and those Ordinary Shares no longer carry that dividend or other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount ("**Cum Value**") equal to:

(i) (in the case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of the recipient of the dividend or other distribution who is a natural person resident in Australia;

(ii) (in the case of any other entitlement which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the Directors;

(b) where on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex dividend or ex any other distribution or entitlement, and Ordinary Shares which are to be issued would be entitled to receive the relevant dividend or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend or ex any other distribution or entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the VWAP Period, the VWAP shall be adjusted by the Directors as they consider appropriate and these Dyno Nobel SPS Terms will be construed accordingly.

Any such adjustment will promptly be notified to Holders.

10.7 Ranking of Ordinary Shares

Each Ordinary Share issued on Exchange ranks equally with all other Ordinary Shares.

11 Preference Share Exchange

11.1 Meaning of Preference Share Exchange

If Dyno Nobel SPS are to be exchanged for Preference Shares on the Preference Share Exchange Date:

(a) Dyno Nobel must issue a Preference Share to the Holder; and

(b) the Dyno Nobel SPS are to be transferred to Dyno Nobel in accordance with clause 12 ("Repurchase, Exchange, Preference Share Exchange and Resale common provisions").

11.2 Preference Share Exchange

A Preference Share Exchange will occur when the first of the following events occurs:

(a) a Dyno Nobel Breach of Undertakings Event; or

(b) a Dyno Nobel Winding Up Event.

11.3 Preference Share Exchange Notice

Dyno Nobel must give Holders a Preference Share Exchange Notice ("**Preference Share Exchange Notice**") stating the Preference Share Exchange Date in accordance with clause 11.4 ("Preference Share Exchange Dates") as soon as practicable after the occurrence of the Dyno Nobel Breach of Undertakings Event or Dyno Nobel Winding Up Event.

A Preference Share Exchange Notice is irrevocable once given. Failure to give a Preference Share Exchange Notice when required by this clause 11.3 ("Preference Share Exchange Notice") does not affect the obligation of Dyno Nobel to exchange the Dyno Nobel SPS for Preference Shares when required in accordance with these Dyno Nobel SPS Terms.

11.4 Preference Share Exchange Dates

The Preference Share Exchange Date will be, if the Preference Share Exchange Date occurs under:

(a) clause 11.2(a) ("Preference Share Exchange"), three Business Days after the date of the Dyno Nobel Breach of Undertakings Event; and

(b) clause 11.2(b) ("Preference Share Exchange"), the date of the Dyno Nobel Winding Up Event.

12 Repurchase, Exchange, Preference Share Exchange and Resale common provisions

12.1 Holder acknowledgements

Each Holder irrevocably:

(a) upon an Exchange or a Preference Share Exchange in accordance with these Dyno Nobel SPS Terms, consents to becoming a member of Dyno Nobel and agrees to be bound by the Dyno Nobel Constitution and, in the case of a Preference Share Exchange, the Preference Share Terms;

(b) acknowledges and agrees that it is obliged to accept Ordinary Shares upon an Exchange or a Preference Share upon a Preference Share Exchange and that its Dyno Nobel SPS will be transferred upon an Exchange, a Preference Share Exchange or a Repurchase, in each case in accordance with these Dyno Nobel SPS Terms notwithstanding anything which might otherwise affect an Exchange, a Preference Share Exchange or a Repurchase including:

  (i) any change in the financial position of Dyno Nobel since the Issue Date;

  (ii) any disruption to the market or potential market for the Ordinary Shares or the Preference Shares (as the case may be) or to capital markets generally;

  (iii) any breach by Dyno Nobel of any obligation in connection with the Dyno Nobel SPS, the Trust Constitution or the LLC Preference Shares; or

  (iv) it being impossible or impracticable to sell or otherwise dispose of Ordinary Shares or Preference Shares (as the case may be) or, to list those Ordinary Shares or Preference Shares (as the case may be); and

(c) agrees to provide to the Issuer or Dyno Nobel any information the Issuer or Dyno Nobel considers necessary or desirable to give effect to an Exchange, a Preference Share Exchange, a Repurchase or a Resale in accordance with these Dyno Nobel SPS Terms.

12.2 Automatic transfer of Dyno Nobel SPS

(a) On the Realisation Date or Preference Share Exchange Date, the Dyno Nobel SPS which are the subject of the Repurchase, Exchange or Preference Share Exchange (the "**Transferred Dyno Nobel SPS**") are automatically transferred to Dyno Nobel and all rights in respect of such Dyno Nobel SPS automatically vest in Dyno Nobel (other than the right to receive any Cash Distribution determined to be payable on that date).

(b) The Holder and Dyno Nobel each irrevocably direct the Issuer to record the transfer of the Transferred Dyno Nobel SPS in the Register on the Realisation Date or Preference Share Exchange Date (as the case may be).

(c) The transfer of the Transferred Dyno Nobel SPS will occur even if Dyno Nobel fails to, or is unable on account of applicable law to pay the Repurchase Amount or issue the Preference Shares or the Ordinary Shares (as the case may be) on the Realisation Date or the Preference Share Exchange Date (as the case may be).

(d) The transfer of the Transferred Dyno Nobel SPS will satisfy any obligation of the Holder with respect to the issue price of an Ordinary Share or a Preference Share (as may be applicable).

A

12.3 Automatic Conversion of Transferred Dyno Nobel SPS

(a) On the Realisation Date or Preference Share Exchange Date, immediately after the Transferred Dyno Nobel SPS are transferred in accordance with clause 12.2 ("Automatic transfer of Dyno Nobel SPS"), each Transferred Dyno Nobel SPS will automatically Convert into one fully paid Ordinary Unit.

(b) A Transferred Dyno Nobel SPS, upon Conversion, confers all of the rights attaching to one Ordinary Unit. On and from the Conversion Date:

(i) all other rights conferred or restrictions imposed on that Dyno Nobel SPS under these Dyno Nobel SPS Terms will no longer have effect (except for rights relating to a Distribution or a Cash Distribution which has been determined to be payable but has not been paid on or before the Conversion Date which will continue); and

(ii) the Ordinary Unit resulting from a Conversion will rank equally with all other Ordinary Units.

12.4 Power of Attorney

Each Holder irrevocably:

(a) appoints Dyno Nobel, each of its Authorised Officers and any liquidator, provisional liquidator or administrator of Dyno Nobel (each an "**Appointed Person**") severally to be the attorney of the Holder and the agent of the Holder with the power in the name and on behalf of the Holder to do all such acts and things including signing all documents or transfers and appointing its own agent or delegate as may in the opinion of the Appointed Person be necessary or desirable to be done in order to give effect to an Exchange, a Preference Share Exchange, a Repurchase or a Resale or to record or perfect the transfer of Dyno Nobel SPS held by the Holder when required in accordance with clause 9 ("Resale") or clause 12.2 ("Automatic transfer of Dyno Nobel SPS"); and

(b) authorises and directs the Issuer to make such entries in the Register, including amendments and additions to the Register, which the Issuer considers necessary or desirable to record the transfer of Dyno Nobel SPS in accordance with clause 9 ("Resale") or clause 12.2 ("Automatic transfer of Dyno Nobel SPS") and to record that on that transfer the holder of a Dyno Nobel SPS ceases to be Registered as holder of that Dyno Nobel SPS and a new holder of that Dyno Nobel SPS becomes Registered in place of the Holder.

The power of attorney given in this clause 12.4 ("Power of Attorney") is given for valuable consideration and to secure the performance by the Holder of the Holder's obligations under these Dyno Nobel SPS Terms and is irrevocable and shall survive and not be affected by the subsequent disability or incapacity of the Holder (or if such Holder is an entity, by its dissolution or termination).

12.5 Failure to perform obligations

If Dyno Nobel does not perform its obligations in respect of a Repurchase or Exchange in respect of a Dyno Nobel SPS, Dyno Nobel must issue one Preference Share as directed by the Holder. If Dyno Nobel fails to issue a Preference Share as required by clause 11 ("Preference Share Exchange") or by this clause 12.5 ("Failure to perform obligations"), the Holder's claim is limited to:

(a) an order for specific performance that the Preference Share be issued; or

(b) such monetary claim against Dyno Nobel which it would have had, had the Preference Share been issued as directed by the Holder.

In a winding up of Dyno Nobel, the Holder's claim ranks junior to the claims of all Senior Creditors in that:

(i) all claims of Senior Creditors must be paid in full before the claims of the Holder are paid; and

(ii) until the Senior Creditors have been paid in full, the Holder must not claim in the winding up of Dyno Nobel in competition with the Senior Creditors so as to diminish any distribution, dividend or payment which, but for that claim, the Senior Creditors would have been entitled to receive,

so that the Holder receives, for each Transferred Dyno Nobel SPS in respect of which the Repurchase Amount or Ordinary Shares or a Preference Share (as the case may be) issued has not been paid, an amount equal to the amount it would have received if, in the winding up of Dyno Nobel, it had held an issued and fully paid Preference Share.

The Holder has no other claim against Dyno Nobel or the Issuer (including for damages) and no other right (including any right to vote at a general meeting of Dyno Nobel) arising from a failure to perform its obligations in respect of the Repurchase, Exchange or Preference Share Exchange.

12.6 Turnover

Any payments (whether intentional, by mistake or otherwise) to the Holder in excess of the Holder's entitlement under these Dyno Nobel SPS Terms are to be held by the Holder on trust for Dyno Nobel and accounted for by the Holder to Dyno Nobel.

13 Payments to Holders

13.1 Calculation of payments

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Holder's aggregate holding of Dyno Nobel SPS, any fraction of a cent will be disregarded.

13.2 Deductions

(a) The Issuer may deduct from any payment payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such payment.

(b) Without limiting clause 13.2(a) ("Deductions"), the Issuer may make a deduction from any Distribution or other payment to a Holder to the extent of any amount required to be withheld from a payment in respect of any Eligible Asset, the LLC Preference Shares or the Dyno Nobel SPS under applicable US law on account of:

(i) the Holder or Beneficial Owner (or the Issuer) as the case may be:

(A) being treated as owning, directly or indirectly, and after the application of certain constructive ownership rules in the US Code, 10% or more of the total combined voting power of all classes of shares in the capital of Dyno Nobel entitled to vote; or

(B) failing to:

(aa) lodge on time with the Issuer any required US Withholding Tax Declaration;

(ab) properly complete any required US Withholding Tax Declaration;

(ac) satisfy any documentary requirements that the Holder or Beneficial Owner or any other person may be required to comply with from time to time in order for the relevant payment to be made without such deductions;

(ad) make the representations and certifications required in any US Withholding Tax Declaration; or

(ae) comply with the covenants in any US Withholding Tax Declaration; or

(ii) a change in the US Code or the Treaty and, following that change, the Holder or Beneficial Owner (or the Issuer, where applicable) fails to comply with any requirements, for the relevant payment to be made without such deduction, which arises as a result of the relevant change in the US Code or the Treaty.

(d) If any deduction is required, the Issuer must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law.

(e) If:

(i) a deduction is made;

(ii) the amount of the deduction is accounted for by the Issuer (or by the relevant member of the Dyno Nobel Group) to the relevant revenue authority; and

(iii) the balance of the amount payable has been paid to the Holder,

then the Holder's entitlement to receive the Distribution or other payment and the Issuer's obligation to make the payment to the Holder are taken to have been satisfied in full by the Issuer.

13.3 No set-off

A Holder has no right to set-off any amounts owing by it to the Issuer or Dyno Nobel against any claims owing by the Issuer or Dyno Nobel.

13.4 Time limit for claims

A claim against the Issuer for payment according to these Dyno Nobel SPS Terms is void unless made within five years of the due date for payment.

13.5 Manner of payment to Holders

Moneys payable by the Issuer to a Holder may be paid in any manner the Issuer decides, including:

(a) by any method of direct credit determined by the Issuer to the Holder or Holders shown on the Register or to such person or place directed by them;

(b) by cheque sent through the post directed to the physical or postal address of the Holder as shown in the Register or, in the case of joint Holders, to the physical or postal address notified to the Registrar for receipt of such moneys (and in default of notification, to the physical or postal address shown in the Register as the address of the joint Holder first named in that Register); or

(c) by cheque sent through the post directed to such other physical or postal address as the Holder or joint Holders in writing direct.

13.6 Unpresented cheques

Cheques issued by the Issuer that are not presented within six months of being issued or such lesser period as determined by the Issuer may be cancelled. Where a cheque which is cancelled was drawn in favour of a Holder, the moneys are to be held by the Issuer for the Holder as a non-interest bearing deposit until the Holder or any legal personal representative of the Holder claims the amount or the amount is paid by the Issuer according to the legislation relating to unclaimed moneys.

13.7 Unsuccessful attempts to pay

Subject to applicable law, where the Issuer:

(a) decides that an amount is to be paid to a Holder by a method of direct credit and the Holder has not given a direction as to where amounts are to be paid by that method;

(b) attempts to pay an amount to a Holder by direct credit, electronic transfer of funds or any other means and the transfer is unsuccessful; or

(c) has made reasonable efforts to locate a Holder but is unable to do so.

A

the amount is to be held by the Issuer for the Holder in a non-interest bearing deposit with a bank selected by the Issuer until the Holder or any legal personal representative of the Holder claims the amount or the amount is paid by the Issuer according to the legislation relating to unclaimed moneys.

13.8 Payment to Joint Holders

A payment to any one of joint Holders will discharge the Issuer's liability in respect of the payment.

14 Title and transfer of Dyno Nobel SPS

14.1 Title

Title to a Dyno Nobel SPS passes when details of the transfer are entered in the Register.

14.2 Effect of entries in Register

Each entry in the Register for a Dyno Nobel SPS constitutes an entitlement to the benefits given to the Holder under these Dyno Nobel SPS Terms and the Trust Constitution in respect of the Dyno Nobel SPS.

14.3 Register conclusive as to ownership

Entries in the Register in relation to a Dyno Nobel SPS constitute conclusive evidence that the person so entered is the absolute owner of the Dyno Nobel SPS subject to correction for fraud or error.

14.4 Non-recognition of interests

Except as required by law, the Issuer and the Registrar must treat the person whose name is entered in the Register as the Holder as the absolute owner of that Dyno Nobel SPS.

No notice of any trust or other interest in, or claim to, any Dyno Nobel SPS will be entered in the Register. Neither the Issuer nor the Registrar need take notice of any trust or other interest in, or claim to, any Dyno Nobel SPS, except as ordered by a court of competent jurisdiction or required by law.

This clause 14.4 ("Non-recognition of interests") applies whether or not a payment has been made when scheduled on a Dyno Nobel SPS and despite any notice of ownership, trust or interest in the Dyno Nobel SPS.

14.5 Joint Holders

Where two or more persons are entered in the Register as the joint Holders then they are taken to hold the Dyno Nobel SPS as joint tenants, but the Registrar is not bound to register more than three persons as joint holders of a Dyno Nobel SPS.

14.6 Transfers in whole

Dyno Nobel SPS may be transferred in whole but not in part in accordance with these Dyno Nobel SPS Terms and the Trust Constitution.

14.7 Transfer

A Holder may, subject to this clause 14 ("Title and transfer of Dyno Nobel SPS"), transfer any Dyno Nobel SPS:

(a) by a proper ASTC transfer according to the ASTC Operating Rules;

(b) by a proper transfer under any other computerised or electronic system recognised by the Corporations Act;

(c) under any other method of transfer which operates in relation to the trading of securities on any securities exchange outside Australia on which Dyno Nobel SPS are quoted; or

(d) by any proper or sufficient instrument of transfer of marketable securities under applicable law.

The Issuer must not charge any fee on the transfer of a Dyno Nobel SPS.

14.8 Market obligations

The Issuer must comply with Applicable Regulation and any other relevant obligations imposed on it in relation to the transfer of a Dyno Nobel SPS.

14.9 Issuer may request holding lock or refuse to register transfer

If Dyno Nobel SPS are Officially Quoted, and if permitted to do so by ASX Listing Rules and the Corporations Act, the Issuer may:

(a) request the CS Facility Operator or the Registrar, as the case may be, to apply a holding lock to prevent a transfer of Dyno Nobel SPS approved by and registered on the CS Facility's electronic subregister or Dyno Nobel SPS registered on an issuer-sponsored subregister, as the case may be; or

(b) refuse to register a transfer of Dyno Nobel SPS.

14.10 Issuer must request holding lock or refuse to register transfer

(a) The Issuer must request the CS Facility Operator or the Registrar, as the case may be, to apply a holding lock to prevent a transfer of Dyno Nobel SPS approved by and registered on the CS Facility's electronic subregister or Dyno Nobel SPS registered on an issuer-sponsored subregister, as the case may be, if the Corporations Act, ASX Listing Rules or the terms of a Restriction Agreement require the Issuer to do so.

(b) The Issuer must refuse to register any transfer of Dyno Nobel SPS if the Corporations Act, ASX Listing Rules or the terms of a Restriction Agreement require the Issuer to do so.

(c) During a breach of ASX Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the Holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

14.11 Notice of holding locks and refusal to register transfer

If, in the exercise of its rights under clause 14.9 ("Issuer may request holding lock or refuse to register transfer") and clause 14.10 ("Issuer must request holding lock or refuse to register transfer"), the Issuer requests application of a holding lock to prevent a transfer of Dyno Nobel SPS or refuses to register a transfer of Dyno Nobel SPS, it must, within two months after the date on which the transfer was lodged with it,

give written notice of the request or refusal to the Holder, to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not, however, invalidate the decision of the Issuer.

14.12 Delivery of instrument

If an instrument is used to transfer Dyno Nobel SPS according to clause 14.7 ("Transfer"), it must be delivered to the Registrar, together with such evidence (if any) as the Registrar reasonably requires to prove the title of the transferor to, or right of the transferor to transfer, the Dyno Nobel SPS.

14.13 Refusal to register

The Issuer may only refuse to register a transfer of any Dyno Nobel SPS if such registration would contravene or is forbidden by Applicable Regulation or the Dyno Nobel SPS Terms.

If the Issuer refuses to register a transfer, the Issuer must give the lodging party notice of the refusal and the reasons for it within five Business Days after the date on which the transfer was delivered to the Registrar.

14.14 Transferor to remain Holder until registration

A transferor of a Dyno Nobel SPS remains the Holder in respect of that Dyno Nobel SPS until the transfer is registered and the name of the transferee is entered in the Register.

14.15 Effect of transfer

Upon registration and entry of the transferee in the Register the transferor ceases to be entitled to future benefits under these Dyno Nobel SPS Terms and the Trust Constitution in respect of the transferred Dyno Nobel SPS and the transferee becomes so entitled in accordance with clause 14.2 ("Effect of entries in Register").

14.16 Estates

A person becoming entitled to a Dyno Nobel SPS as a consequence of the death or bankruptcy of a Holder or of a vesting order or a person administering the estate of a Holder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Dyno Nobel SPS or, if so entitled, become registered as the holder of the Dyno Nobel SPS.

14.17 Unincorporated associations

A transfer to an unincorporated association is not permitted.

14.18 Transfer of unidentified Dyno Nobel SPS

Where the transferor executes a transfer of less than all Dyno Nobel SPS registered in its name, and the specific Dyno Nobel SPS to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Dyno Nobel SPS Registered in the name of the transferor as the Registrar thinks fit, provided the aggregate number of the Dyno Nobel SPS registered as having been transferred equals the aggregate number of the Dyno Nobel SPS expressed to be transferred in the transfer.

15 Notices

15.1 Form of notices to Holders

All notices, certificates, consents, approvals, waivers and other communications to Holders (**"Communications"**) in connection with the Dyno Nobel SPS must be given in writing, signed by or on behalf of the sender and sent by prepaid post or left at the address of the relevant Holder shown in the Register.

15.2 When effective

Communications to Holders take effect from earlier of the time they are received or are taken to be received unless a later time is specified in them.

15.3 Receipt – postal

If sent by post, Communications to Holders are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

15.4 Non-receipt of notice by a Holder

The non-receipt of a notice by a Holder or an accidental omission to give notice to a Holder will not invalidate the giving of that notice either in respect of that Holder or generally.

15.5 Notices to the Issuer

A notice required under these Dyno Nobel SPS Terms to be given to the Issuer must be given in writing (which includes a fax), to the address and number specified below:

Permanent Investment Management Limited
Attention: General Manager – Legal & Secretarial
Address: Level 4
35 Clarence Street
Sydney NSW 2000
Australia
Fax: +61 2 8295 8655

or in such other manner as the Issuer determines and notifies to the Holders.

15.6 Notices to Dyno Nobel

A notice required under these Dyno Nobel SPS Terms to be given to Dyno Nobel must be given in writing (which includes a fax), to the address and number specified below:

Dyno Nobel Limited
Attention: Group Company Secretary
Address: Level 24
111 Pacific Highway
North Sydney NSW 2060
Australia
Fax: +61 2 9968 9596

or in such other manner as Dyno Nobel determines and notifies to the Holders.

15.7 When notice effective

A notice to the Issuer or Dyno Nobel is effective only at the time of receipt.

A

15.8 Signing of notices
A notice to the Issuer or Dyno Nobel must bear the actual, facsimile or (if acceptable to the Issuer) electronic signature of the Holder or a duly authorised officer or representative of the Holder unless the Issuer dispenses with this requirement.

16 Quotation and Foreign Holders

16.1 Quotation on ASX
The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation of Dyno Nobel SPS on ASX.

16.2 Foreign Holders
Where Dyno Nobel SPS held by a Foreign Holder are to be exchanged for Ordinary Shares or a Preference Share in accordance with these Dyno Nobel SPS Terms, unless Dyno Nobel is satisfied that the laws of the Foreign Holder's country of residence (as shown in the Register) permit the issue of Ordinary Shares or Preference Shares (as the case may be) to the Foreign Holder (but as to which Dyno Nobel is not bound to enquire), either unconditionally or after compliance with conditions which Dyno Nobel in its absolute discretion regards as acceptable and not unduly onerous, the Ordinary Shares or Preference Shares (as the case may be) which the Foreign Holder is obliged to accept will be issued to a nominee who will sell those Ordinary Shares or Preference Shares (as the case may be) and pay a cash amount equal to the net proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Foreign Holder.

17 Amendment of these Dyno Nobel SPS Terms

17.1 Amendment without consent
Subject to complying with the Corporations Act and all other applicable laws, the Issuer may amend these Dyno Nobel SPS Terms:

(a) if the Issuer is of the opinion that the amendment is:

- (i) of a formal, minor or technical nature;
- (ii) made to cure any ambiguity or correct any manifest error;
- (iii) expedient for the purpose of enabling the Dyno Nobel SPS to be listed for quotation or to retain listing on any stock exchange, to be cleared or settled through any clearing system or to retain clearance and settlement through any clearing system or to be offered for subscription or for sale under the laws for the time being in force in any place and it is otherwise not reasonably considered by the Issuer to adversely affect the rights of Holders;
- (iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority;
- (v) to evidence the succession of another person to the Issuer and the assumption by any such successor of the undertakings and obligations of the Issuer under these Dyno Nobel SPS Terms; or
- (vi) done according to the Issuer's rights in clause 5 ("Remarketing provisions"), clause 6 ("New Credit Rating Remarketing provisions") or clause 10.5 ("Adjustments to VWAP"); or

(b) generally in any case where such amendment is reasonably considered by the Issuer not to adversely affect the interests of Holders.

17.2 Amendment with consent
Without limiting clause 17.1 ("Amendment without consent"), the Issuer may amend these Dyno Nobel SPS Terms if the amendment has been approved by a Special Resolution.

17.3 Meanings
In this clause 17 ("Amendment of these Dyno Nobel SPS Terms"), "**amend**" includes modify, cancel, alter, adjust or add to and "**amendment**" has a corresponding meaning.

17.4 Notice of amendments
Any amendment of these Dyno Nobel SPS Terms made in accordance with this clause 17 ("Amendment of these Dyno Nobel SPS Terms") must be promptly notified to Holders.

17.5 Amendments determined by Dyno Nobel
If Dyno Nobel or Dyno Nobel LLC resolves to require the Issuer to:

(a) amend these Dyno Nobel SPS Terms in accordance with clause 17.1 ("Amendment without consent"); or

(b) convene a meeting of Holders in accordance with the Trust Constitution to consider an amendment in accordance with clause 17.2 ("Amendment with consent"),

and Dyno Nobel or Dyno Nobel LLC:

- (i) notifies the Issuer of that resolution; and
- (ii) has given a notice in corresponding terms to the Issuer under the LLC Preference Share Terms,

then the Issuer must, subject to the Corporations Act, amend these Dyno Nobel SPS terms or the Issuer must convene that meeting accordingly.

Subject to the Corporations Act and all other applicable laws, the Issuer must not otherwise amend these Dyno Nobel SPS Terms or convene a meeting to consider an amendment to these Dyno Nobel SPS Terms and must not propose terms for amendment contrary to a notice received in accordance with this clause 17.5 ("Amendments determined by Dyno Nobel").

18 General provisions

18.1 Issues of Dyno Nobel shares
Except as set out in these Dyno Nobel SPS Terms, the Dyno Nobel SPS carry no right to participate in any offering of securities by Dyno Nobel or other member of the Dyno Nobel Group.

18.2 Voting

The Trust Constitution contains provisions for convening meetings of the Holders to consider any matter affecting their interests, including any variation of these Dyno Nobel SPS Terms which requires the consent of Holders.

Holders will have no voting rights in respect of Dyno Nobel or any other member of the Dyno Nobel Group.

18.3 Provision of information

Subject to applicable law, Holders are not entitled to be provided with copies of:

(a) any notices of general meeting of Dyno Nobel; or

(b) other documents (including annual reports and financial statements) sent by Dyno Nobel to holders of Ordinary Shares.

19 Rights on winding up

In the winding up or dissolution of the Trust, a Holder is entitled, subject to the terms of the Trust Constitution, to claim for payment in cash of an amount equal to the Liquidation Amount, but no further or other right to participate in the assets of the Trust.

20 Interpretation and Definitions

20.1 Interpretation

Unless otherwise specified or the contrary intention appears:

(a) a reference to a clause or paragraph is a reference to a clause or paragraph of these Dyno Nobel SPS Terms;

(b) if a calculation is required under these Dyno Nobel SPS Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places;

(c) headings and boldings are for convenience only and do not affect the interpretation of these Dyno Nobel SPS Terms;

(d) the singular includes the plural and vice versa;

(e) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(f) if an event under these Dyno Nobel SPS Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day;

(g) a reference to Australian Dollars, dollars, A$, $ or cents is a reference to the lawful currency of Australia;

(h) a reference to a time of day is a reference to Melbourne time;

(i) a reference to a term of these Dyno Nobel SPS Terms is a reference to that term subject to any Remarketing Adjustment;

(j) calculations, elections and determinations made by the Issuer, Dyno Nobel or Dyno Nobel directors under these Dyno Nobel SPS Terms are binding on Holders in the absence of manifest error;

(k) the terms "holding company", "wholly-owned subsidiary", "subsidiary" and "takeover bid", when used in these Dyno Nobel SPS Terms have the meaning given in the Corporations Act;

(l) a reference to a party to an agreement or deed includes a reference to a replacement or substitute of the party according to that agreement or deed;

(m) a reference to an agreement or deed includes a reference to that agreement or deed as amended, added to or restated from time to time; and

(n) the words "includes" or "including", "for example" or "such as" do not exclude a reference to other items, whether of the same class or genus or not.

20.2 Definitions

The following words have these meanings in these Dyno Nobel SPS Terms unless the contrary intention appears:

Accounting Event means a determination is made by the Directors following receipt of advice from a reputable accountant experienced in such matters that any change in Australian accounting standards, their interpretation or their implementation has had or may have the effect that:

(a) the Dyno Nobel SPS would be treated in Dyno Nobel's consolidated financial statements or in the stand alone accounts of the Trust other than as equity; or

(b) the LLC Preference Shares would be treated in the stand alone accounts of Dyno Nobel LLC (if such accounts were prepared) other than as equity.

Acquisition Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares, the offer is freed from all conditions (other than any conditions referred to in section 652C(1) or (2) of the Corporations Act) and either:

- (i) the bidder's voting power in Dyno Nobel increases to more than 50%; or
- (ii) Dyno Nobel issues a statement that at least a majority of its directors who are eligible to do so have recommended acceptance of the offer; or

(b) a court orders the holding of a meeting to approve a scheme of arrangement which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares that would be on issue if the scheme were implemented and all classes of members of Dyno Nobel pass all resolutions required to approve the scheme by the majorities required under the Corporations Act to approve the scheme.

A

Administrative Action means any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations or any refusal or failure to give a requested ruling).

Applicable Regulation means such provisions of ASX Listing Rules, the ASTC Operating Rules, the Corporations Act and any regulations or rules passed under or pursuant to any such provisions, as may be applicable to the transfer.

Appointed Person has the meaning given in clause 12.4 ("Power of Attorney").

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASTC Operating Rules means the operating rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX with any modifications or waivers in their application to the Issuer or Dyno Nobel which ASX may grant.

ASX Market Rules means the market rules of ASX.

Authorised Officer means a person appointed by the party to act as an Authorised Officer for the purposes of these Dyno Nobel SPS Terms.

Base Repurchase Amount has the meaning given in clause 8.2 ("Repurchase Amount").

Beneficial Owner means the person who is required, under United States of America tax principles, to include income payable on Dyno Nobel SPS in gross income on a tax return. A person is not the Beneficial Owner, however:

(a) to the extent that person is receiving the income payable on the Dyno Nobel SPS as nominee, agent or custodian;

(b) to the extent that person is a conduit whose participation in a transaction is disregarded;

(c) if the person is a foreign partnership or foreign trust under United States of America tax principles.

Bid Notice has the meaning given in clause 5.2(b) ("Repurchase Amount") and clause 6.3(a) ("Holder participation in New Credit Rating Remarketing"), as applicable.

Bookbuild means the process conducted by Dyno Nobel or its agents prior to the opening of the Offer, whereby certain investors lodge bids for Dyno Nobel SPS and, on the basis of those bids, Dyno Nobel determines the Initial Margin and announces its determination prior to the opening of the Offer.

Business Day has the meaning given in ASX Listing Rules.

Cash Distribution has the meaning given in clause 8.1(c) ("Meaning of Repurchase").

Change in Law means an introduction of, an amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) a law or regulation of any relevant jurisdiction or any directive, order, standard, requirement, guideline or statement of any relevant Government Agency.

Change of Control Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is freed from all conditions (other than any conditions referred to in section 652C(1) or (2) of the Corporations Act) and:

(i) the bidder's voting power in Dyno Nobel increases to more than 50% of the Ordinary Shares on issue; and

(ii) Dyno Nobel issues a statement that at least a majority of its directors who are eligible to do so have recommended acceptance of the offer; or

(b) a court orders the holding of a meeting to approve a scheme of arrangement which scheme has been recommended by at least a majority of the directors of Dyno Nobel eligible to do so and which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares that would be on issue if the scheme were implemented and:

(i) all classes of members of Dyno Nobel pass all resolutions required to approve the scheme by the majorities required under the Corporations Act to approve the scheme; and

(ii) all conditions to the implementation of the scheme (other than approval of the scheme by the court) have been satisfied or waived.

Change of Control Notice has the meaning given in clause 7.1 ("Realisation by the Holder on Change of Control Event").

Communications has the meaning given in clause 15.1 ("Form of notices to Holders").

Conversion means, with respect to a Transferred Dyno Nobel SPS, that Transferred Dyno Nobel SPS is converted into one fully paid Ordinary Unit in accordance with clause 12.3(a) ("Automatic Conversion of Transferred Dyno Nobel SPS") and "**Convert**" and "**Converted**" have corresponding meanings.

Conversion Date means, with respect to a Transferred Dyno Nobel SPS, the date on which that Transferred Dyno Nobel SPS is Converted in accordance with clause 12.3(a) ("Automatic Conversion of Transferred Dyno Nobel SPS").

Corporations Act means the Corporations Act 2001 (Cwlth).

CS Facility has the same meaning as "prescribed CS facility" in the Corporations Act.

CS Facility Operator means the operator of a CS Facility.

Cum Value has the meaning given in clause 10.5(a) ("Adjustments to VWAP").

D has the meaning given in clause 3.1 ("Distributions").

Deemed Hold Notice has the meaning given in clause 5.2 ("Holder participation in Remarketing") and clause 6.3 ("Holder participation in New Credit Rating Remarketing").

Directors means the directors of Dyno Nobel acting as a board (or a duly authorised committee thereof).

Distribution has the meaning given in clause 3.1 ("Distributions").

Distribution Payment Date has the meaning given in clause 3.2 ("Distribution Payment Dates").

Distribution Period means, in respect of a Dyno Nobel SPS:

(a) for the first Distribution Period, the period from (and including) the Issue Date to (and including) the first Distribution Payment Date; and

(b) each subsequent period from (but excluding) a Distribution Payment Date to (and including) the next Distribution Payment Date.

Distribution Rate has the meaning given in clause 3.1 ("Distributions").

Dyno Nobel means Dyno Nobel Limited, a company incorporated under the laws of Australia (ABN 44 117 733 463).

Dyno Nobel Breach Notice means a notice given by the Issuer to Dyno Nobel under clause 1.1 of Schedule 3 to the Trust Constitution following a failure by Dyno Nobel to comply with any of its undertakings in accordance with that clause.

Dyno Nobel Breach of Undertakings Event means that the Issuer duly gives a Dyno Nobel Breach Notice to Dyno Nobel in accordance with the Trust Constitution and, if the breach the subject of the Dyno Nobel Breach of Undertakings Event is remediable, that breach has not been remedied to the satisfaction of the Issuer within three Business Days.

Dyno Nobel Constitution means the constitution of Dyno Nobel as amended from time to time.

Dyno Nobel Group means Dyno Nobel and its subsidiaries.

Dyno Nobel LLC means Dyno Nobel SPS LLC, a limited liability company established under the laws of Delaware, United States of America.

Dyno Nobel Realisation Notice means a notice given in accordance with clause 7.5 ("Dyno Nobel Realisation Notices").

Dyno Nobel Resale Notice means a notice given in accordance with clause 6.6 ("Dyno Nobel Resale Notice").

Dyno Nobel SPS means the floating rate units in the Trust and issued by the Issuer according to the Trust Constitution including these Dyno Nobel SPS Terms.

Dyno Nobel SPS Terms means these terms and conditions.

Dyno Nobel Winding Up Event means:

(a) an order is made by a court of competent jurisdiction for the winding up of Dyno Nobel or Dyno Nobel LLC and 30 days have elapsed without that order having been successfully appealed, stayed or revoked; or

(b) a resolution is duly passed by the members of Dyno Nobel or Dyno Nobel LLC for the winding up of Dyno Nobel or Dyno Nobel LLC,

in each case other than for the purposes of a consolidation, amalgamation, merger or reconstruction (the terms of which have been approved by a Special Resolution of Holders).

Eligible Asset means any notes, bonds, securities or shares issued by, or any loan to or investment in, any member of the Dyno Nobel Group.

Exchange means Dyno Nobel SPS are exchanged for Ordinary Shares as described in clause 10.1 ("Meaning of Exchange") and "**Exchangeable**" and "**Exchanged**" have corresponding meanings.

Exchange Discount has the meaning given in clause 10.3 ("Number of Ordinary Shares").

Exchange Number has the meaning given in clause 10.3 ("Number of Ordinary Shares").

Exiting Holder means, for a Successful Remarketing or a Successful New Credit Rating Remarketing when the Issuer sets a Remarketing Margin in accordance with clause 5.3 ("Result of Remarketing") or clause 6.4 ("Result of New Credit Rating Remarketing") (as the case may be), a Holder who gives either:

(a) a Step-up Notice; or

(b) a Bid Notice which specifies a margin which is higher than the Remarketing Margin which applies from (but excluding) the Remarketing Date.

Face Value has the meaning given in clause 1 ("Face Value").

First Remarketing Date means 30 June 2010 or, if earlier, the date on which the New Credit Rating Remarketing Date occurs.

Foreign Holder means a Holder whose address in the Register is a place outside Australia or who Dyno Nobel otherwise believes may be a Foreign Holder.

Government Agency means any government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, bureau, tribunal, agency or entity in any part of the world.

Hold Notice has the meaning given in clause 5.2(c) ("Holder participation in Remarketing") and clause 6.3(b) ("Holder participation in New Credit Rating Remarketing") as applicable.

Holder means a person Registered as the holder of a Dyno Nobel SPS.

A

Holder Realisation Notice means a notice given in accordance with clause 7.2 ("Holder Realisation Notices").

Holder Realisation Response has the meaning given in clause 7.3 ("Dyno Nobel response to Holder Realisation Notices").

Initial Margin has the meaning given in clause 3.1 ("Distributions").

Issue Date means the date on which the Dyno Nobel SPS are issued.

Issuer means Permanent Investment Management Limited (ABN 45 003 278 831).

LLC Agreement means the limited liability company agreement of Dyno Nobel LLC.

LLC Preference Shares means the limited liability company interests in Dyno Nobel LLC issued by Dyno Nobel LLC on the LLC Preference Share Terms.

LLC Preference Share Terms mans the terms of the LLC Preference Shares set out in Annex A to the LLC Agreement.

Liquidation Amount means the aggregate of:

(a) the Face Value; and

(b) an amount equal to the unpaid amount (if any) of the scheduled Distributions for the period of 12 months immediately preceding (but including) the date of the commencement of the winding up.

Margin has the meaning given in clause 3.1 ("Distributions").

Market Rate has the meaning given in clause 3.1 ("Distributions").

New Credit Rating Event means that Dyno Nobel obtains a credit rating from a Rating Agency.

New Credit Rating Remarketing means the process initiated by giving a Remarketing Invitation in accordance with clause 6.1 ("Notification of New Credit Rating Remarketing").

New Credit Rating Remarketing Date means the date set by the Issuer in accordance with clause 6.2 ("New Credit Rating Remarketing Dates").

Offer means the invitation made pursuant to the Product Disclosure Statement for investors to subscribe for Dyno Nobel SPS.

Officially Quoted means a quotation on the official list of ASX, including when quotation is suspended for a continuous period of not more than 60 days.

Optional Distribution has the meaning given in clause 3.5 ("Optional Distributions").

Ordinary Share means an ordinary share in the capital of Dyno Nobel.

Ordinary Share Issue Price has the meaning given in clause 10.3 ("Number of Ordinary Shares").

Ordinary Unit has the meaning given in the Trust Constitution.

Periodic Remarketing Date means:

(a) the First Remarketing Date (unless such date is a New Credit Rating Remarketing Date);

(b) each subsequent Remarketing Date set through a Remarketing; and

(c) each Distribution Payment Date for so long as the Step-up Margin applies.

Preference Share means a fully paid preference share in the capital of Dyno Nobel issued on a Preference Share Exchange Date on the Preference Share Terms.

Preference Share Exchange means Dyno Nobel SPS are exchanged for Preference Shares as described in clause 11.1 ("Meaning of Preference Share Exchange").

Preference Share Exchange Date means the date determined in accordance with clause 11.4 ("Preference Share Exchange Dates").

Preference Share Exchange Notice has the meaning given in clause 11.3 ("Preference Share Exchange Notice").

Preference Share Terms means the terms of issue of the Preference Shares approved by the Directors, the material terms of which are summarised in the Product Disclosure Statement.

Product Disclosure Statement means the product disclosure statement issued by the Issuer in accordance with Part 7.9 of the Corporations Act for the Offer.

Rating Agency means:

(a) Standard & Poor's (Australia) Pty Limited;

(b) Moody's Investors Service; or

(c) Fitch Australia Pty Ltd,

or, in any case, any successor thereto, and includes any other recognised credit rating agency of international standing notified by the Issuer to the Holders to be a Rating Agency for the purposes of these Dyno Nobel SPS Terms.

Realisation Date means the date specified according to clause 7.6 ("Realisation Date") or, if Dyno Nobel SPS are not Realised on that day, the date on which the Dyno Nobel SPS are Realised.

Realisation Date Distribution Amount has the meaning given in clause 8.2 ("Repurchase Amount").

Realisation Method means the method of Realisation, being one of Repurchase, Exchange for Ordinary Shares or Resale.

Realise means Repurchase, Exchange for Ordinary Shares or Resell and "**Realised**" and "**Realisation**" have the corresponding meanings.

Record Date means:

(a) in respect of a Distribution, the date which is 7 calendar days before the Distribution Payment Date for that Distribution; or

(b) in respect of any Optional Distribution, the number of Business Days prior to the date of payment of the Optional Distribution that is determined by the Issuer,

or in either case such other date as may be required by ASX.

Register means the register, including any branch register, of holders of Dyno Nobel SPS established and maintained by, or on behalf of, the Issuer.

Registered means recorded in the Register.

Registrar means Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other person appointed by the Issuer to maintain the Register.

Regulatory Event means the Directors, having received advice from reputable counsel experienced in such matters in the relevant jurisdiction, make a determination that there is a more than insubstantial risk that a member of the Dyno Nobel Group, Dyno Nobel LLC or the Trust has been or will be exposed to the imposition of additional requirements which the Directors determine to be unacceptable, as a result of the occurrence of either of the following on or after the Issue Date:

(a) the introduction, enactment, amendment, change, repeal, replacement or revocation of any law, regulation or ruling affecting securities, any amendment or change to ASX Listing Rules or any other Administrative Action, or the announcement of any of the foregoing by a Government Agency or ASX; or

(b) any pronouncement, action or decision of a court, a Government Agency or ASX interpreting or applying any such law, regulation or ASX Listing Rule.

Remarketing means the process initiated by giving a Remarketing Invitation in accordance with clause 5.1 ("Notification of Remarketing").

Remarketing Adjustment means at any time for any term of the Dyno Nobel SPS, the term as adjusted or specified in the last Successful Remarketing or Successful New Credit Rating Remarketing (as the case may be).

Remarketing Date means a Periodic Remarketing Date or a New Credit Rating Remarketing Date, as the case may be.

Remarketing Invitation has the meaning given in clause 5.1 ("Notification of Remarketing").

Remarketing Margin has the meaning given in clause 3.1 ("Distributions").

Repurchase has the meaning given in clause 8.1 ("Meaning of Repurchase") and "**Repurchaseable**" and "**Repurchased**" have the corresponding meanings.

Repurchase Amount has the meaning given in clause 8.2 ("Repurchase Amount").

RE Removal Event means the Holders pass a resolution in accordance with section 601FM of the Corporations Act to remove the Issuer as the responsible entity of the Trust and the replacement responsible entity is not Dyno Nobel, a member of the Dyno Nobel Group or a person approved by Dyno Nobel to act as responsible entity of the Trust.

Resale has the meaning given in clause 9.1 ("Meaning of Resale") and "**Resell**" and "**Resold**" have corresponding meanings.

Restricted Securities has the same meaning as in ASX Listing Rules and extends to Dyno Nobel SPS which are subject to voluntary restrictions by agreement between the Issuer and one or more Holders.

Restriction Agreement means an agreement which is required to be concluded under Chapter 9 of ASX Listing Rules or is voluntarily concluded between the Issuer and one or more Holders.

Senior Creditors means all present and future creditors of Dyno Nobel whose claims are:

(a) entitled to be admitted in the winding up of Dyno Nobel; and

(b) not expressed to rank equally with, or subordinate to, the claims of the Holder under these Dyno Nobel SPS Terms.

Special Resolution has the meaning given in the Trust Constitution.

Step-up means 2.25%.

Step-up Margin means the margin which prevailed immediately before the relevant Remarketing Date plus the Step-up.

Step-up Notice has the meaning given in clause 5.2(a) ("Holder participation in Remarketing").

Successful New Credit Rating Remarketing means a New Credit Rating Remarketing in respect of which the conditions in clause 6.4(b) ("Result of New Credit Rating Remarketing") are satisfied.

Successful Remarketing means a Remarketing in respect of which the conditions in clause 5.3(b) ("Result of Remarketing") are satisfied.

A

Tax Event means a determination is made by the Directors, having received advice from reputable counsel experienced in such matters in the relevant jurisdiction, that a Change in Law or an Administrative Action has occurred or is announced, in each case in any relevant jurisdiction and at any time after the Issue Date, and that Change in Law or Administrative Action has resulted or may result in more than a negligible increase in taxes or costs or a denial of or reduction in a deduction or other tax benefit for a member of the Dyno Nobel Group in relation to the Dyno Nobel SPS, the Dyno Nobel LLC Preference Shares or any Eligible Assets held by Dyno Nobel LLC or for the Issuer or for the Trust.

Transferred Dyno Nobel SPS has the meaning given to that term in clause 12.2 ("Automatic transfer of Dyno Nobel SPS").

Treaty means the United States–Australia Income Tax Convention.

Trust means Dyno Nobel SPS Trust, established under the Trust Constitution.

Trust Constitution means the trust deed declared by the Issuer to be the constitution of the Trust dated 1 June 2007 (as amended and restated) of which these Dyno Nobel SPS Terms form part.

Trust Income has the meaning given in the Trust Constitution.

Trust Winding Up Event means a meeting is called to consider a resolution directing the Issuer as responsible entity of the Trust to wind up the Trust.

Unpaid 12 Month Distribution Amount has the meaning given in clause 8.2 ("Repurchase Amount").

Unpaid Distribution has the meaning given in clause 3.4 ("Distributions are non-cumulative").

Unsuccessful Remarketing means a Remarketing in respect of which the conditions in clause 5.3(b) ("Result of Remarketing") are not satisfied.

US Code means the United States Internal Revenue Code of 1986, as amended from time to time (including US Treasury regulations and administrative and judicial practice thereunder).

US Withholding Tax Declaration means any form on which Holders and Beneficial Owners make the certifications necessary to ensure that the relevant Dyno Nobel Group member is able to comply with their United States withholding tax obligations.

VWAP means, in relation to a period or on a day, subject to any adjustments under clause 10.5 ("Adjustments to VWAP"), the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any "crossing" transacted outside the "Open Session State" or any "special crossing" transacted at any time, each as defined in ASX Market Rules or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period has the meaning given in clause 10.3 ("Number of Ordinary Shares").

Schedule 2 - Ordinary Unit Terms

1 Issue Price

The Issue Price for an Ordinary Unit is $100.

The Issue Price for an Ordinary Unit resulting from the Conversion of a Transferred Dyno Nobel SPS will be taken to have been paid in full upon the Conversion of the Transferred Dyno Nobel SPS in accordance with the SPS Terms.

2 Rights and restrictions attaching to the Ordinary Units

2.1 Distributions

An Ordinary Unit does not carry a right to be paid distributions other than in accordance with clause 9.4 and 9.5 of the Constitution.

2.2 Distribution on winding up

An Ordinary Unit carries a right to a distribution on a winding up in accordance with clause 22.3(a)(ii) of the Constitution.

2.3 Registration upon Conversion of Transferred Dyno Nobel SPS

Immediately upon the occurrence of a Conversion of a Transferred Dyno Nobel SPS, the Issuer must make such entries in the Register as are necessary to record the creation of the Ordinary Unit resulting from that Conversion and to record that on the Conversion Date Dyno Nobel becomes Registered as the holder of that Ordinary Unit.

2.4 Redemption

(a) An Ordinary Unit Holder has no interest in any of the Ordinary Shares or the Preference Shares to be issued to SPS Holders on Exchange.

(b) The Issuer may, in its discretion, by notice in writing to the Ordinary Unit Holders, at any time on and from the date on which LLC Preference Shares are redeemed pursuant to clause 4.2 of the LLC Preference Share Terms, redeem Ordinary Units in a number equal to the number of LLC Preference Shares redeemed on that date (such LLC Preference Shares being the "**Redeemed LLC Preference Shares**").

(c) The amount payable by the Issuer to redeem the Ordinary Unit on the date specified for redemption in a notice under clause 2.4(b) is an

amount equal to the proceeds of redemption paid by Dyno Nobel LLC in respect of the Redeemed LLC Preference Shares.

(d) For the avoidance of doubt, the Ordinary Units will not be automatically redeemed:

(i) on a redemption of the SPS;

(ii) on an Exchange of the SPS; or

(iii) on a Preference Share Exchange of the SPS.

2.5 Ordinary Unit Holders

The Ordinary Units must be held by a member of the Dyno Nobel Group and may not be transferred to anyone other than another member of the Dyno Nobel Group.

2.6 Voting right

An Ordinary Unit confers the right to attend and vote at meetings of Unitholders. However, the Ordinary Unit Holders agree not to vote on any resolution relating to the enforcement of the Dyno Nobel Undertakings.

2.7 No other rights

An Ordinary Unit confers no additional rights on the Holder other than as provided for in the Constitution (including this Schedule 2) and rights conferred by law.

2.8 Automatic variation of rights

When all the SPS have been redeemed, Repurchased or Exchanged, the Ordinary Unit Holder as sole holder of a beneficial interest in the Trust will have a fully vested interest in all Assets and will have all of the powers of the sole beneficiary.

Schedule 3 - Dyno Nobel Undertakings

1 Undertakings

1.1 Dyno Nobel Undertakings

Dyno Nobel undertakes to the Issuer:

(a) to comply with any obligations expressed to be imposed on it in the LLC Preference Share Terms and the SPS Terms;

(b) not to issue:

(i) any preference share; or

(ii) other instruments which convert into a preference share,

which ranks (or would rank) for payment of a dividend or for a return of capital in a winding up ahead of Preference Shares; and

(c) that if it fails to comply with any such obligations, the Issuer may give a Dyno Nobel Breach Notice. Such notice once given is irrevocable and has the effect provided in the LLC Preference Share Terms and the SPS Terms.

1.2 Consequences of breach of Dyno Nobel Undertakings

Dyno Nobel and the Issuer agree that the consequences of a breach by Dyno Nobel of its obligations, or of a Dyno Nobel Breach Notice are limited to the claims and remedies expressly set out in the LLC Agreement, the LLC Preference Share Terms and the SPS Terms.

2 Issuer Undertaking

The Issuer undertakes to Dyno Nobel to comply, and to procure any custodian appointed by it to comply, with any obligation to which it or the LLC Preference Shareholder is expressed to be subject in the LLC Agreement, the LLC Preference Share Terms and the SPS Terms.

3 Dividend Restriction

If the Dividend Restriction applies, Dyno Nobel may, in its discretion, pay an Optional Distribution directly to SPS Holders as contemplated by the SPS Terms.

4 Gross Up

If on a Distribution Payment Date the Assets are insufficient to enable a scheduled Distribution to be paid in full on account of a deduction or withholding required by applicable law from a payment made on the LLC Preference Shares or an Eligible Asset, Dyno Nobel may, in its discretion, provide to the Issuer (on such terms as they agree) such amount as is required to enable the Issuer to pay the scheduled Distribution in full.

Nothing in this clause obliges Dyno Nobel to make any such payment, (including without limitation, where the deduction or withholding is required in the circumstances described in clause 13.2 of the SPS Terms).

5 Benefit and burden of Undertakings

5.1 Dyno Nobel Undertakings for benefit of SPS Holders

(a) Each Dyno Nobel Undertaking is given by Dyno Nobel to the Issuer for the benefit of the SPS Holders.

(b) The Issuer must hold the benefit of its rights against Dyno Nobel in relation to the Dyno Nobel Undertakings on trust for SPS Holders on the same terms as it holds the Assets.

(c) All rights, powers and remedies under and in respect of the Dyno Nobel Undertakings are exercisable and enforceable by the Issuer and no SPS Holder may exercise any of them (whether in its own name or the Issuer's name) unless it requests the Issuer in writing to exercise them on its behalf and the Issuer fails to exercise them on behalf of the SPS Holder within a reasonable time after receiving the written request from the SPS Holder.

6 Miscellaneous provisions

6.1 Time limit

A claim against Dyno Nobel under a Dyno Nobel Undertaking is void unless such claim is made within five years of the date on which the events giving rise to the claim first occurred.

6.2 Inseparable provision

Without limiting the other provisions of these undertakings for the purpose of regulation 7.11.27(1) of the Corporations Regulations, these undertakings are an inseparable part of the SPS Terms.

6.3 Continuing obligations

Dyno Nobel's undertakings are continuing obligations and are not discharged by any one action.

6.4 Obligations not affected

Dyno Nobel's undertakings and the rights of the Issuer and SPS Holders in respect of these undertakings are not affected by anything that might otherwise affect them at law or in equity including, but not limited to, one or more of the following:

(a) the Issuer granting time or other indulgence to Dyno Nobel;

(b) acquiescence, delay, acts, omissions or mistakes on the part of the Issuer;

(c) any variation of this Constitution or the SPS Terms;

(d) the invalidity or unenforceability of an obligation of a person other than Dyno Nobel.

7 Cessation of Undertakings

The Undertakings cease to apply if there are no Dyno Nobel SPS on issue.

Signing page

Executed as a deed

The common seal of
Permanent Investment Management Limited
is fixed to this document in the presence of

Common
PERMANENT INVESTMENT
MANAGEMENT LIMITED
A.C.N. 003 278 831
Seal

sign here ▶ ________________________
Company ~~Secretary~~/Director

print name VICKI ALLEN

sign here ▶ ________________________
Director

print name MICHAEL JOHN BRITTON

Signed sealed and delivered by
Dyno Nobel Limited
by

sign here ▶ ________________________
Company ~~Secretary/Director~~

print name Julianne Lyall-Anderson

sign here ▶ ________________________
Director

print name PETER RICHARD

ASX
AUSTRALIAN SECURITIES EXCHANGE

COMMENCEMENT OF OFFICIAL QUOTATION - DYNO NOBEL SPS TRUST

Dyno Nobel SPS Trust (the "Trust") is expected to be admitted to the official list of the ASX Limited on Wednesday, 1 August 2007.

Official quotation of the Trust's securities will commence on Wednesday, 1 August 2007 on a deferred settlement basis.

Quoted Securities:	3,000,000 Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS")
ASX Code:	DYNPA
Time:	12:00 PM EST
Date:	Wednesday, 1 August 2007
ITS Abbreviation:	DYNO SPS
ISIN:	AU0000DYNPA6
Home Branch:	Sydney
Industry Classification:	Classification Pending
Registered Office:	Permanent Investment Management Limited Level 4, 35 Clarence Street Sydney NSW 2000 Phone: (02) 8295 8100 Fax: (02) 8295 8659 Web address: www.dynonobel.com
Company Secretary:	Geoffrey David Corderoy
Share Registry:	Computershare Investor Services Pty Limited Level 2 60 Carrington Street Sydney NSW 2000 Phone: (02) 8234 5000 Fax: (02) 8235 8150
Lead Manager:	Macquarie Equity Capital Markets Limited Level 23 101 Collins Street Melbourne VIC 3000

Balance Date:	30 June
CHESS:	Participating. The Company will also operate an issuer sponsored subregister.
Place of Registration:	Commonwealth of Australia
ASX restricted securities:	None
Distribution Policy:	Dyno Nobel SPS offer unfranked, semi-annual, floating rate, discretionary non-cumulative distributions. See the Trust's Product Disclosure Statement dated 11 July 2007 for further details.
Activities:	The Trust is a special purpose vehicle which has been established to raise funds for Dyno Nobel Limited and its subsidiaries.
Securities not quoted:	1 fully paid ordinary unit (held by Dyno Nobel Limited)

The expected timetable is as follows:

Wednesday, 1 August 2007	Dyno Nobel SPS commence trading on a deferred settlement basis (ASX code DYNPA)
Friday, 3 August 2007	Holding statements despatched Last day of deferred settlement trading
Monday, 6 August 2007	Normal (T+ 3) trading commences (ASX code DYNPA)
Thursday, 9 August 2007	Settlement of trades conducted on a deferred settlement basis

ASX Contact:	Adrian Smythe
Business Unit	Issuers, Sydney
Ext.No:	7640
Date:	31 July 2007

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

1 August 2007

Dyno Nobel SPS Trust

ADMISSION TO OFFICIAL LIST

Dyno Nobel SPS Trust was admitted to the Official List of ASX Limited on Wednesday, 1 August 2007.

Official Quotation of the following securities will commence on a deferred settlement basis at 12:00pm E.S.T. on Wednesday, 1 August 2007.

300,000,000	Dyno Nobel Step-up Preference Securities issued at $100 per unit

Security Code: **DYNPA**

A. Smythe

Adrian Smythe
Principal Adviser, Issuers (Sydney)

ASX Announcement/Media Release

1 August 2007

Dyno Nobel Step-up Preference Securities Offer Closes Oversubscribed

Permanent Investment Management Limited ("**PIML**") as responsible entity of the Dyno Nobel SPS Trust is pleased to announce the successful completion of the Dyno Nobel Step-up Preference Securities ("**Dyno Nobel SPS**") offer ("**the Offer**"). As a result of strong demand, a total of 3.00 million Dyno Nobel SPS were issued today, including oversubscriptions of A$50 million, raising a total of A$300 million. The Offer was made under a Product Disclosure Statement dated 11 July 2007 ("**PDS**"). Capitalised terms in this notice refer to terms that are defined in the PDS.

Dyno Nobel Chief Executive Officer, Mr Peter Richards said, "Dyno Nobel's capital raising has been strongly endorsed by investors. The proceeds of the Offer will be used to pay down debt of the Dyno Nobel Group, enhancing the platform from which Dyno Nobel can continue to develop and grow as a successful international business."

Allocation of Dyno Nobel SPS

The allotment of Dyno Nobel SPS was made in accordance with the following allocation policy:

Shareholder Priority Offer and General Offer

Applicants who have applied under the Shareholder Priority Offer for amounts less than or equal to A$400,000 have been allotted 100% of their application. Applicants applying for amounts greater than A$400,000 have been allocated A$400,000 and 80% of their application amount greater than this.

All applicants applying under the General Offer have been allocated their application amount to a maximum of A$200,000.

Broker Firm Offer

Applicants who applied under the Broker Firm Offer should confirm their allocations with their broker.

Institutional Offer

Institutional investors who participated in the Institutional Offer have been individually advised of the allocation made to them by the Lead Manager.

Twenty Largest Holders/Distribution Schedule

Attached is a schedule of the twenty largest holders of Dyno Nobel SPS together with a distribution schedule of holders.

ASX Announcement/Media Release

Distribution Rate

The distribution rate on the Dyno Nobel SPS for the first distribution period ending on 31 December 2007 will be the 180 day Bank Bill Swap Rate (BBSW) on 1 August 2007 plus the Margin of 2.00% per annum. Confirmation of BBSW will be advised shortly after 10:00am on the date of allotment.

Following the first distribution period, the distribution rate for the Dyno Nobel SPS will be set semi-annually at a margin of 2.00% over the relevant Bank Bill Swap Rate.

Trading on ASX

Dyno Nobel SPS are expected to commence trading on a deferred settlement basis on ASX on Wednesday, 1 August 2007 at approximately 12.00pm (AEST) under the ASX code DYNPA. Trading is expected to commence on a normal settlement basis on Monday, 6 August 2007.

Allotment Statements

Allotment Statements confirming the number of Dyno Nobel SPS issued to each successful applicant will be dispatched to Holders by Friday, 3 August 2007. Refund cheques will be issued to Holders that are scaled back along with their Allotment Statement.

Any Holders wishing to trade Dyno Nobel SPS prior to receiving their Allotment Statements will be responsible for confirming their holding prior to trading by checking with their broker or by contacting the Dyno Nobel SPS Information Line on 1800 502 497 (8.30am – 5.00pm AEST, Monday – Friday). Holders who sell their Dyno Nobel SPS before receiving their Allotment Statements do so at their own risk.

Pro Forma Balance Sheet

A Pro Forma Balance Sheet for the Dyno Nobel SPS Trust is attached.

Further Information

Investors requiring further information should contact the Dyno Nobel SPS Offer Information Line on 1800 502 497.

If you participated in the Broker Firm Offer, you should contact your broker if you have any questions or wish to confirm your allocation.

Investors requiring further information should contact the Dyno Nobel SPS Offer Information Line on 1800 502 497.

-ENDS-

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 24, 111 Pacific Highway
North Sydney NSW 2060 Australia

ASX Announcement/Media Release

For media enquires contact: Sonja Kukec, Dyno Nobel 0437 766 483; Gloria Barton, Cannings 0413 520 603; or Peter Brookes, Cannings 0407 911 389.

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Indonesia and Papua New Guinea. Dyno Nobel has a market capitalisation of approximately A$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

CRS/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Range Of Units Summary *** (RSP510:03.29:010807)

DYNO NOBEL SPS/DTN RUN NUMBER 0006 No date PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (MAX)	* TOTAL *
*GO/FULLY PAID UNITS						
Holders						
Issuer	264	22	2	3		291
Chess	778	72	9	16	8	883
Total	1042	94	11	19	8	1174
Units						
Issuer	89411	51370	20000	105000		265781
Chess	240533	170116	67010	578920	1677640	2734219
Total	329944	221486	87010	683920	1677640	3000000

TOTAL HOLDERS FOR CLASSES SELECTED 1174

TOTAL UNITS " " " 3000000

****

********** NUMBER OF PAGES WRITTEN = 1 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 16 ****

****

SELECTED CLASSES/GROUPS COMBINED

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	J P MORGAN NOMINEES AUSTRALIA LIMITED	515,290	17.18	1
	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	235,000	7.83	2
	QUEENSLAND INVESTMENT CORPORATION	235,000	7.83	3
	NATIONAL NOMINEES LIMITED	178,090	5.94	4
	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS ENH YIELD A/C>	150,000	5.00	5
	ANZ NOMINEES LIMITED <CASH INCOME A/C>	139,440	4.65	6
	CITICORP NOMINEES PTY LIMITED	122,500	4.08	7
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	102,320	3.41	8
	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <GSENIP A/C>	100,000	3.33	9
	BRISPOT NOMINEES PTY LTD <HOUSE HEAD NOMINEE NO 1 A/C>	90,000	3.00	10
	FIRST NZ CAPITAL NOMINEES NO 1 LTD <FIXED INTEREST A/C>	60,000	2.00	11
	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH SPEC 5 A/C>	58,750	1.96	12
	GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD <HYBRID PORTFOLIO A/C>	50,000	1.67	13
	FORTIS CLEARING NOMINEES P/L <SETTLEMENT A/C>	39,040	1.30	14
	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <MLCI A/C>	35,600	1.19	15
	EQUITY TRUSTEES LIMITED <EQT HIGH INC WHOLESALE A/C>	32,000	1.07	16
	ECAPITAL NOMINEES PTY LIMITED	30,000	1.00	17

SELECTED CLASSES/GROUPS COMBINED

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	<SETTLEMENT A/C>			
	NOMEX NOMINEES PTY LTD <SETTLEMENT ACCOUNT>	30,000	1.00	18
	COGENT NOMINEES PTY LIMITED	26,370	0.88	19
	SECURE INVESTMENTS F I B PTY LTD	25,000	0.83	20
	*** REPORT TOTAL ***	2,254,400	75.15	
	*** REMAINDER ***	745,600	24.85	
	*** GRAND TOTAL ***	3,000,000	100.00	

TOTAL CURRENT HOLDERS MEETING CRITERIA FOR THIS REPORT: 1174

********** NUMBER OF PAGES WRITTEN = 2 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 57 ****

Dyno Nobel SPS Trust Balance Sheet

Pro-forma as at Issue Date

	A$ million
Assets	
Preference Shares in Dyno Nobel LLC	300
Total Assets	**300**
Liabilities	
Total Liabilities	-
Net Assets	**300**
Equity	
Preference shares being issuance of Step-up Preference Securities	300
Ordinary Unit*	-
Total Equity	**300**

*nominal value of A$100 for the Ordinary Unit

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

1 August 2007

Dyno Nobel SPS Trust

ADMISSION TO OFFICIAL LIST - CORRECTION

Dyno Nobel SPS Trust was admitted to the Official List of ASX Limited on Wednesday, 1 August 2007.

Official Quotation of the following securities will commence on a deferred settlement basis at 12:00pm E.S.T. on Wednesday, 1 August 2007.

3,000,000	Dyno Nobel Step-up Preference Securities issued at $100 per unit

[Please note that the number of quoted securities is 3,000,000, not 300,000,000 as stated on the previous Market Release]

Security Code: DYNPA

A. Smythe

Adrian Smythe
Principal Adviser, Issuers (Sydney)

ASX Announcement/Media Release

1 August 2007

Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") – Notification of Distribution Rate for First Distribution Period

As the Issuer of the Dyno Nobel SPS, Permanent Investment Management Limited ("PIML") is pleased to announce the Distribution Rate for the First Distribution Period.

As detailed in the Dyno Nobel SPS Replacement Product Disclosure Statement dated 11 July 2007:

- the Distribution Rate is the 180 day Bank Bill Swap Rate at approximately 10.30am (AEST) on the first day of a Distribution Period plus the Initial Margin of 2.00% for the First Distribution Period; and
- the First Distribution Period is the period from (and including) the Issue Date (being 1 August 2007) until (and including) 31 December 2007.

We advise that for the First Distribution Period, the 180 day Bank Bill Swap Rate (on 1 August 2007) is 6.7033% and accordingly the Distribution Rate payable on the SPS is 8.7033%.

If SPS Holders have any questions concerning their SPS holding, they should contact the SPS Information Line on 1800 502 497.

-ENDS-

For media enquires contact: Sonja Kukec, Dyno Nobel 0437 766 483; Gloria Barton, Cannings 0413 520 603; or Peter Brookes, Cannings 0407 911 389.

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Indonesia and Papua New Guinea. Dyno Nobel has a market capitalisation of approximately A$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Dyno Nobel SPS Trust**
ARSN	**126 167 459**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	IAN MURRAY NICOL (Director of Permanent Investment Management Ltd ABN 45 003 278 831, Responsible Entity of the above Trust)
Date of appointment	17 July 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Dyno Nobel SPS Trust**
ARSN	**126 167 459**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VICKI ALLEN (Director of Permanent Investment Management Ltd ABN 45 003 278 831, Responsible Entity of the above Trust)
Date of appointment	15 June 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Dyno Nobel SPS Trust**
ARSN	126 167 459

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JONATHAN WESTABY SWEENEY (Director of Permanent Investment Management Ltd ABN 45 003 278 831, Responsible Entity of the above Trust)
Date of appointment	9 December 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder ***(if issued securities)***	
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Dyno Nobel SPS Trust**
ARSN	**126 167 459**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN BRITTON (Director of Permanent Investment Management Ltd ABN 45 003 278 831, Responsible Entity of the above Trust)
Date of appointment	17 July 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities NIL

Part 3 – *Director's interests in contracts*

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Dyno Nobel SPS Trust	
ARSN 126 167 459	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ASSYAT DAVID (Director of Permanent Investment Management Ltd ABN 45 003 278 831, Responsible Entity of the above Trust)
Date of appointment	15 June 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

END